As filed with the Securities and Exchange Commission on June 14, 2011

Registration No. 333-174175

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

NBCUniversal Media, LLC

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7812	14-1682529
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

30 Rockefeller Plaza

New York, New York 10112

(212) 664-4444

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen B. Burke

30 Rockefeller Plaza

New York, New York 10112

(212) 666-4444

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Arthur R. Block, Esq. Comcast Corporation One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700	Bruce K. Dallas, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2011

PRELIMINARY PROSPECTUS

NBCUniversal Media, LLC

OFFER TO EXCHANGE

Up to	Of “New Notes” (CUSIP):	For any and all outstanding “Old Notes” (CUSIP):
$900,000,000	2.100% Senior Notes due 2014 (62875UAP0)	2.100% Senior Notes due 2014 (62875UAM7, U63763AF0)
$1,000,000,000	3.650% Senior Notes due 2015 (62875UAG0)	3.650% Senior Notes due 2015 (62875UAF2, U63763AC7)
$1,000,000,000	2.875% Senior Notes due 2016 (62875UAL9)	2.875% Senior Notes due 2016 (62875UAJ4, U63763AE3)
$2,000,000,000	5.150% Senior Notes due 2020 (62875UAC9)	5.150% Senior Notes due 2020 (62875UAA3, U63763AA1)
$2,000,000,000	4.375% Senior Notes due 2021 (63946BAE0)	4.375% Senior Notes due 2021 (62875UAH8, U63763AD5)
$1,000,000,000	6.400% Senior Notes due 2040 (63946BAF7)	6.400% Senior Notes due 2040 (62875UAD7, U63763AB9)
$1,200,000,000	5.950% Senior Notes due 2041 (62875UAQ8)	5.950% Senior Notes due 2041 (62875UAN5, U63763AG8)

The Old Notes and New Notes are referred to in this prospectus as the “Notes.” The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that issuance of the New Notes has been registered under the Securities Act, and the transfer restrictions and registration rights relating to the Old Notes do not apply to the New Notes.

To exchange your Old Notes for New Notes:

•	you are required to make the representations to us described under “The Exchange Offer—Resale of the New Notes.”

•

you must complete and send the letter of transmittal that accompanies this prospectus or, in the case of a book-entry transfer, an agent’s message in lieu thereof, to the exchange agent, The Bank of New York Mellon, by 5:00 p.m., New York time, on             , 2011.

•	you should read the section called “The Exchange Offer” for further information on how to exchange your Old Notes for New Notes.

See “Risk Factors” beginning on page 16 for a discussion of risk factors that should be considered by you prior to tendering your Old Notes in the exchange offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                        , 2011

None of NBCUniversal, NBCUniversal Holdings, Comcast or GE has authorized any other person to provide you with information other than that contained in this prospectus. NBCUniversal, NBCUniversal Holdings, Comcast and GE do not take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

This prospectus is part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, or the SEC, under the Securities Act and does not contain all of the information contained in the registration statement. This information is available without charge upon written or oral request. See “Where You Can Find More Information.” To obtain this information in a timely fashion, you must request such information no later than five business days before                     , 2011, which is the date on which the exchange offer expires (unless we extend the exchange offer as described herein).

In this prospectus, unless otherwise indicated or the context otherwise requires, references to “NBCUniversal,” “our company,” “we,” “us” and “our” are both to (i) after January 28, 2011, NBCUniversal Media, LLC, the Delaware limited liability company into which NBC Universal, Inc. converted pursuant to the Joint Venture Transaction (as defined in “Summary”), together with its subsidiaries (including subsidiaries that hold the Comcast Content Business (as defined in “Summary”)) and (ii) on or prior to January 28, 2011, NBC Universal, Inc., together with its subsidiaries; references to “NBC Universal, Inc.” are to NBC Universal, Inc., excluding its subsidiaries, on or prior to January 28, 2011; references to “Predecessor” are to NBCUniversal on or prior to January 28, 2011 (without giving effect to the Joint Venture Transaction) and references to “Successor” are to NBCUniversal after January 28, 2011, giving effect to the Joint Venture Transaction; references to “GE” are to General Electric Company and its subsidiaries; references to “Comcast” are to Comcast Corporation and its subsidiaries; references to “Vivendi” are to Vivendi S.A.; and references to “NBCUniversal Holdings” are to NBCUniversal, LLC, a limited liability company that owns 100% of NBCUniversal Media, LLC.

TRADEMARKS

We own or have rights to use the trademarks, service marks and trade names that we use in connection with the operation of our businesses, including NBC®, NBC Universal®, USA Network®, CNBC®, SyfyTM, E!®, Bravo®, The Golf Channel®, Oxygen®, MSNBC®, VERSUS®, Style®, G4®, Sleuth®, mun2®, Universal HD®, CNBC World®, Telemundo®, Universal Pictures®, Focus Features®, Universal Studios Hollywood®, Universal Orlando®, Universal Studios Florida®, Universal’s Islands of Adventure®, Universal CityWalk®, CityWalk®, iVillage®, Fandango®, DailyCandy® and other names and marks that identify our networks, programs and other businesses. In addition, we have certain rights to use the Harry Potter™ characters, names and related indicia (which are trademarks and copyrights of Warner Bros. Entertainment, Inc.). Each trademark, service mark or trade name of any other company appearing in this prospectus is, to our knowledge, owned or licensed by such other company.

STATISTICAL AND OTHER DATA

Unless otherwise indicated in this prospectus:

•

A “subscriber” is a single household that receives an applicable network from its multichannel video provider (i.e., cable television operators, direct broadcast satellite providers and other content distributors), including subscribers who receive our networks from pay television providers without charge pursuant to various pricing plans that include free periods or free carriage. A subscriber, as measured by The Nielsen Company, a third-party marketing and media research company, does not include businesses.

•

All U.S. subscriber data for our national cable networks, except for our Universal HD network, are derived from The Nielsen Company’s April 2011 report, which covers the period from March 16, 2011 through March 22, 2011. U.S. subscriber data for our Universal HD network and international subscriber data are derived from information provided by multichannel video providers and our internal data.

•	All television ratings data are from Nielsen Media Research, the television audience media measurement subsidiary of The Nielsen Company.

ii

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. In this prospectus, we state our beliefs of future events and of our future financial performance. In some cases, you can identify these so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “believes,” “estimates,” “potential,” or “continue,” or the negative of these words, and other comparable words. You should be aware that these statements are only our predictions. In evaluating these statements, you should consider various factors, including the risks and uncertainties listed below. Our actual results could differ materially from our forward-looking statements as a result of any of these various factors, which could adversely affect our business, results of operations or financial condition. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the following:

•	our ability to successfully anticipate and obtain consumer acceptance of our content

•	the competitive environment of the industries in which our businesses operate

•	changes in technology, distribution platforms and consumer behavior

•	declines in advertising expenditures or changes in advertising markets

•	declines in sales of DVDs

•	loss of program distribution or network affiliation agreements, or renewal of these agreements on less favorable terms

•	loss of, or changes in, key management personnel or popular on-air and creative talent

•	our ability to use and protect certain intellectual property rights

•	regulation by federal, state, local and foreign authorities

•	failure or destruction of our key properties or our information systems and other technology that support our businesses

•	labor disputes involving our employees or that occur in sports leagues that we have the right to broadcast

•	significant withdrawal liability if we withdraw from multiemployer pension plans in which we currently participate or any requirement to make additional contributions under such plans

•	liabilities from various litigation matters

•	international business operations

•	weak economic conditions in the United States and other regions of the world

•	unanticipated expenses or other risks associated with acquisitions or other strategic transactions, including the integration challenges associated with the Joint Venture Transaction

•	regulatory conditions and voluntary commitments to which we are subject as a result of the Joint Venture Transaction

•	the approval rights held by Comcast and GE over our business, and the fact that Comcast’s and GE’s interests may differ from those of the noteholders

•	the possibility that NBCUniversal Holdings would be required to purchase GE’s interest in it, and may cause us to make distributions or loans to it to fund these purchases

•	the ability of Comcast and GE to compete with us in certain circumstances

•	the possibility that Comcast or GE may reduce or sell its entire interest in our company, which could impact the trading price of the Notes

•	other factors described under “Risk Factors” and elsewhere in this prospectus

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statements.

SUMMARY

This summary highlights the more detailed information located elsewhere in this prospectus and you should read the entire prospectus carefully.

OUR COMPANY

NBCUniversal Media, LLC

We are one of the world’s leading media and entertainment companies. We develop, produce and distribute entertainment, news and information, sports and other content for global audiences, and we own and operate a diversified and integrated portfolio of some of the most recognizable media brands in the world.

We classify our operations into the following four reportable segments:

•

Cable Networks: Our Cable Networks segment consists primarily of our national cable entertainment networks (USA Network, Syfy, E!, Bravo, Oxygen, Style, G4, Chiller, Sleuth and Universal HD); our national news and information networks (CNBC, MSNBC and CNBC World); our national cable sports networks (Golf Channel and VERSUS); our regional sports and news networks; our international entertainment and news and information networks (including CNBC Europe, CNBC Asia and our Universal Networks International portfolio of networks); certain digital media properties consisting primarily of brand-aligned and other websites, such as DailyCandy, Fandango and iVillage; and our cable television production operations.

•

Broadcast Television: Our Broadcast Television segment consists primarily of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 16 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned and other websites.

•

Filmed Entertainment: Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

•

Theme Parks: Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. We also have a 50% equity interest in, and receive special and other fees from, Universal City Development Partners (“UCDP”), which owns Universal Studios Florida and Universal’s Islands of Adventure. On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Following the closing, UCDP will be a wholly-owned consolidated subsidiary. References to our “theme parks” refer both to our wholly owned parks and the theme parks owned by UCDP.

Joint Venture Transaction

On January 28, 2011, Comcast closed its transaction (the “Joint Venture Transaction”) with GE to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the Joint Venture Transaction, our

Predecessor was converted into a Delaware limited liability company named NBCUniversal Media, LLC (“NBCUniversal”), which is a wholly owned subsidiary of NBCUniversal Holdings. Comcast contributed to NBCUniversal its national cable programming networks, including E!, Golf Channel, G4, Style and Versus, regional sports and news networks, consisting of ten regional sports networks and three regional news channels, certain of its Internet businesses, including DailyCandy and Fandango, and other related assets (the “Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment to GE of $6.2 billion, which included various transaction-related costs.

As part of the Joint Venture Transaction, among other things:

•	GE contributed the equity of our company to NBCUniversal Holdings

•

We borrowed an aggregate of approximately $9.1 billion, consisting of $4.0 billion aggregate principal amount of the Old Notes issued in April 2010 (the “April Notes”) and $5.1 billion of Old Notes issued in October 2010 (the “October Notes”)

•	We used approximately $1.7 billion of the proceeds from the April Notes to repay existing debt in May 2010

•	We distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction

•	Comcast contributed the Comcast Content Business to our company and, in consideration for such contribution, received equity interests in NBCUniversal Holdings

•

We converted from a Delaware corporation into a Delaware limited liability company and, for federal income tax purposes, we are a disregarded entity separate from NBCUniversal Holdings, which is a tax partnership

•	Comcast made a cash payment of $6.2 billion to GE, which included various transaction-related costs, in exchange for a portion of their controlling interest in NBCUniversal Holdings

The following chart sets forth our current ownership structure:

Pursuant to the agreements governing the Joint Venture Transaction, GE has certain rights to require NBCUniversal Holdings or Comcast to purchase some or all of its interests in NBCUniversal Holdings for cash, at specified times and subject to certain limitations. In addition, Comcast has certain rights to purchase some or all of GE’s interests in NBCUniversal Holdings for cash at specified times. For additional information concerning the Joint Venture Transaction, see “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement—GE Redemption and Comcast Purchase Rights.”

THE EXCHANGE OFFER

Notes Offered	We are offering up to $9.1 billion aggregate principal amount of New Notes, whose issuance has been registered under the Securities Act, for any and all outstanding Old Notes.

The Exchange Offer

We are offering to issue the New Notes of each series in exchange for a like principal amount of your Old Notes of such series; provided, that holders may tender some or all of their Old Notes, except that if any Old Notes of a series are tendered for exchange in part, both the tendered amount of such Old Notes and the untendered amount of such Old Notes must be in denominations of $2,000 and multiples of $1,000 in excess thereof. We are offering to issue the New Notes to satisfy our obligations contained in the registration rights agreements entered into when the Old Notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal

The exchange offer will expire at 5:00 p.m. New York City time on                     , 2011 unless it is extended. If you decide to exchange your Old Notes for New Notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the New Notes. If you decide to tender your Old Notes in the exchange offer, you may withdraw them at any time prior to                     , 2011. If we decide for any reason not to accept any Old Notes for exchange, your Old Notes will be returned to you without expense to you promptly after the exchange offer expires.

Material United States Federal Income Tax Consequences	See “Material United States Federal Income Tax Consequences of the Exchange Offer.”

Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in the exchange offer.

Exchange Agent	The Bank of New York Mellon is the exchange agent for the exchange offer.

Failure to Tender Your Old Notes

If you fail to tender your Old Notes in the exchange offer, you will not have any further rights under the applicable registration rights agreement, including any right to require us to register your Old Notes or to pay you additional interest as provided in such registration rights agreement.

You will be able to resell the New Notes without registering them with the SEC if you meet the requirements described below.

Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that New Notes issued in exchange for Old Notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the New Notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving Notes for your own account, so long as:

•	you are not one of our “affiliates,” which is defined in Rule 405 of the Securities Act

•	you acquire the New Notes in the ordinary course of your business

•	you do not have any arrangement or understanding with any person to participate in the distribution of the New Notes

•	you are not engaged in, and do not intend to engage in, a distribution of the New Notes

If you are an affiliate of NBCUniversal, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of New Notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive New Notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the New Notes

•

you must acknowledge that you will deliver a prospectus in connection with any resale of the New Notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act

•

you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of New Notes received in exchange for Old Notes acquired by you as a result of market-making or other trading activities

For a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

SUMMARY DESCRIPTION OF THE NOTES

The terms of the New Notes and the Old Notes are identical in all material respects, except that the New Notes will be issued in a transaction registered under the Securities Act, and the transfer restrictions and registration rights relating to Old Notes do not apply to the New Notes.

Issuer	NBCUniversal Media, LLC

In connection with the closing of the Joint Venture Transaction, the issuer of the Old Notes, NBC Universal, Inc., converted from a Delaware corporation into a Delaware limited liability company (NBCUniversal Media, LLC), which was substituted for NBC Universal, Inc. as the sole obligor of the Old Notes and will be the sole obligor of the New Notes. The New Notes will not be guaranteed by any of our existing or future subsidiaries or by GE or Comcast or any of their respective existing or future subsidiaries.

Notes Offered

2.100% Senior Notes due April 1, 2014 (the “New 2014 Notes”)
3.650% Senior Notes due April 30, 2015 (the “New 2015 Notes”)
2.875% Senior Notes due April 1, 2016 (the “New 2016 Notes”)
5.150% Senior Notes due April 30, 2020 (the “New 2020 Notes”)
4.375% Senior Notes due April 1, 2021 (the “New 2021 Notes”)
6.400% Senior Notes due April 30, 2040 (the “New 2040 Notes”)
5.950% Senior Notes due April 1, 2041 (the “New 2041 Notes”)
Collectively, the Notes offered are referred to as the “New Notes”

Interest Payment Dates	April 1 and October 1 of each year, beginning October 1, 2011 for the New 2014 Notes, the New 2016 Notes, the New 2021 Notes and the New 2041 Notes.

April 30 and October 30 of each year, beginning October 30, 2011 for the New 2015 Notes, the New 2020 Notes and the New 2040 Notes.

No interest will be paid on either the Old Notes or the New Notes at the time of the exchange. The New Notes will accrue interest from and including the last interest payment date on which interest has been paid on the Old Notes. Accordingly, the holders of Old Notes that are accepted for exchange will not receive accrued but unpaid interest on such Old Notes at the time of exchange. Rather, that interest will be payable on the New Notes delivered in exchange for the Old Notes on the first interest payment date after the expiration of the Exchange Offer.

Ranking

The New Notes will be our unsecured and unsubordinated obligations and will rank equally with our other unsecured and unsubordinated indebtedness. We conduct many of our operations through subsidiaries that own a significant percentage of our consolidated assets. Our ability to transfer assets to any of our existing and future subsidiaries, which do not and will not guarantee the New Notes, is not limited by the terms of the indenture and the New Notes. All indebtedness and liabilities (including trade payables) of our subsidiaries will be structurally senior to the New Notes, and the New Notes will be effectively subordinated to our and our subsidiaries’ secured indebtedness, if any.

Optional Redemption	We may redeem some or all of the Notes of any series at any time at the “make-whole” redemption prices indicated under “Description of the New Notes—Optional Redemption.”

Use of Proceeds	We will not receive any proceeds from the exchange of New Notes for Old Notes.

Form and Denomination of New Notes

The New Notes of each series will be issued in the form of one or more fully registered global securities, without coupons, in denominations of $2,000 in principal amount and multiples of $1,000 in excess thereof. These global notes will be deposited with the trustee as custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”). Except in the limited circumstances described under “Description of the New Notes—Book-Entry; Delivery and Form; Global Note,” Notes in certificated form will not be issued or exchanged for interests in global securities.

Trustee	The Bank of New York Mellon

Risk Factors

Exchanging the Old Notes for the New Notes involves risks. See “Risk Factors” for more information about risks relating to our businesses and industries, the Joint Venture Transaction and the New Notes.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

FINANCIAL INFORMATION

The table below sets forth our summary historical and pro forma financial information. The summary historical financial information for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009 has been derived from our annual consolidated financial statements included elsewhere in this prospectus. The summary historical financial information for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010, 2009 and 2008 does not reflect the contribution of the Comcast Content Business. The summary historical financial information as of December 31, 2008 has been derived from our annual consolidated financial statements not included in this prospectus. The summary historical financial information as of and for the three months ended March 31, 2011 and the three months ended March 31, 2010 has been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus.

The pro forma financial information reflects our historical consolidated statement of income information, as adjusted to give effect to the Joint Venture Transaction as if it had occurred as of January 1, 2010. We have not presented pro forma balance sheet information because the Joint Venture Transaction is already reflected in the most recent historical balance sheet as of March 31, 2011.

Due to the change in control of our company from GE to Comcast, we remeasured our assets and liabilities to fair value as of January 28, 2011 to reflect Comcast’s basis in the assets and liabilities of our existing businesses. The assets and liabilities of the Comcast Content Business contributed by Comcast have been reflected at their historical or carryover basis, as Comcast has maintained control of the Comcast Content Business. The preliminary purchase price has been allocated to our assets and liabilities based on current estimates and currently available information and is subject to revision based on final determinations of fair value and the final allocation of purchase price to our assets and liabilities.

The following transactions and other adjustments related to the Joint Venture Transaction are reflected in the pro forma financial information:

•	Comcast’s contribution of the Comcast Content Business to us

•

Our issuing an aggregate of approximately $9.1 billion of Old Notes, consisting of $4.0 billion aggregate principal amount of the April Notes and $5.1 billion aggregate principal amount of the October Notes

•	Our repayment with a portion of the proceeds from the April Notes of approximately $1.7 billion due under our two-year term loan agreement in May 2010

•	Our cash distribution of approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction

•	Elimination of historical transactions between NBCUniversal and the Comcast Content Business

•	Remeasurement of our assets and liabilities acquired by Comcast to fair value

•	Adjustments to reflect the tax effect of the conversion of our company from a Delaware corporation into a Delaware limited liability company

•	Other adjustments necessary to reflect the effects of the Joint Venture Transaction

The pro forma financial information below is based upon available information and assumptions that we believe are reasonable. The pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The pro forma financial information also should not be considered representative of our future financial condition or results of operations.

In addition to the pro forma adjustments to our historical consolidated financial statements, various other factors will have an effect on our future financial condition and results of operations. You should read the summary historical and pro forma financial information in conjunction with the information under “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes and the combined financial statements and the related notes of the Comcast Content Business, all of which are included elsewhere in this filing.

			Historical
			NBCUniversal	NBC Universal, Inc.
	Pro forma		Successor	Predecessor	Combined
(in millions)	Three Months Ended March 31, 2011 (1)	Year Ended December 31, 2010 (2)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011(3)	Three Months Ended March 31, 2010	Year Ended December 31
							2010	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated Statement of Income:
Revenue	$4,348	$19,315	$2,911	$1,206	$4,117	$4,278	$16,590	$15,085	$16,802
Costs and expenses:
Operating costs and expenses	(3,852)	(16,023)	(2,519)	(1,171)	(3,690)	(4,029)	(14,037)	(12,870)	(13,943)
Depreciation	(71)	(308)	(47)	(19)	(66)	(56)	(252)	(242)	(242)
Amortization	(210)	(947)	(140)	(8)	(148)	(26)	(97)	(105)	(126)
	(4,133)	(17,278)	(2,706)	(1,198)	(3,904)	(4,111)	(14,386)	(13,217)	(14,311)
Operating income	215	2,037	205	8	213	167	2,204	1,868	2,491
Other income (expense):
Equity in income of investees, net(4)	58	241	36	25	61	38	308	103	200
Other (loss) income, net(5)	(47)	(83)	(16)	(29)	(45)	(12)	(29)	211	270
Interest income	5	17	3	4	7	12	55	55	110
Interest expense	(109)	(387)	(67)	(37)	(104)	(30)	(277)	(49)	(82)
Income (loss) before income taxes and noncontrolling interests	122	1,825	161	(29)	132	175	2,261	2,188	2,989
(Provision) benefit for income taxes	(26)	(223)	(23)	4	(19)	(59)	(745)	(872)	(1,147)
Net income (loss) before noncontrolling interests	96	1,602	138	(25)	113	116	1,516	1,316	1,842
Net (income) loss attributable to noncontrolling interests	(51)	(165)	(44)	2	(42)	(11)	(49)	(38)	(73)
Net income (loss) attributable to NBCUniversal	$45	$1,437	$94	$(23)	$71	$105	$1,467	$1,278	$1,769
Other Financial Information:
Net cash provided by (used in):
Operating activities			$523	$(629)	$(106)	$276	$2,011	$2,622	$1,905
Investing activities			$(49)	$315	$266	$(74)	$(381)	$(350)	$(748)
Financing activities			$(37)	$(300)	$(337)	$51	$(743)	$(2,394)	$(1,181)
Cash received from investees(6)			$91	$—	$91	$38	$215	$182	$218
Capital expenditures			$49	$16	$65	$73	$352	$339	$363
EBITDA(7)	$507	$3,450	$412	$31	$443	$275	$2,832	$2,529	$3,329
Segment Results:
Segment revenue
Cable Networks			$1,400	$389	$1,789	$1,145	$4,954	$4,587	$4,350
Broadcast Television			888	464	1,352	2,078	6,888	6,166	7,207
Filmed Entertainment			622	353	975	1,061	4,576	4,220	5,115
Theme Parks			68	27	95	82	522	432	461
Total segment revenue(8)			$2,978	$1,233	$4,211	$4,366	$16,940	$15,405	$17,133
Segment operating income (loss) before depreciation and amortization
Cable Networks			$599	$143	$742	$543	$2,347	$2,135	$2,092
Broadcast Television			35	(16)	19	(204)	124	445	611
Filmed Entertainment			(143)	1	(142)	4	290	39	648
Theme Parks			33	11	44	3	291	173	208
Total segment operating income before depreciation and amortization(9)			$524	$139	$663	$346	$3,052	$2,792	$3,559

	Historical
	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor
	As of March 31, 2011	As of December 31
(in millions)		2010	2009	2008
	(unaudited)
Balance Sheet Information:
Cash and cash equivalents	$945	$1,084	$197	$319
Total assets	$46,779	$42,424	$34,139	$34,519
Total debt	$9,136	$9,906	$1,685	$1,695
Total equity	$28,550	$23,817	$24,105	$24,714

(1)

In addition to the incremental effect of the contribution of the Comcast Content Business, the unaudited pro forma statement of income for the period ended March 31, 2011 reflects the impact of, among other things, the following significant transactions, as discussed in detail in the pro forma financial statements and notes thereto: (a) a net decrease of $3 million of operating costs and expenses primarily related to the adjustment to the fair value of our film and television costs; (b) the estimated incremental amortization of $51 million related to the increase to the fair value of our incremental finite-lived intangible assets; (c) a decrease of $6 million in equity in net income of investees due to the amortization of basis differences on a straight line basis over the estimated useful lives of the underlying assets of investees; and (d) the elimination of a historical U.S. income tax benefit of $7 million as a result of our conversion to a Delaware limited liability company and GE’s indemnity with respect to our income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. See “Unaudited Pro Forma Financial Information” for additional information on these and other pro forma adjustments to our historical financial statements.

(2)

In addition to the incremental effect of the contribution of the Comcast Content Business, the unaudited pro forma statement of income for the year ended December 31, 2010 reflects the impact of, among other things, the following significant transactions, as discussed in detail in the pro forma financial statements and notes thereto: (a) a net decrease of $10 million of operating costs and expenses, of which $42 million of the net decrease is related to the adjustment of the fair value of our film and television costs partially offset by incremental benefit expenses and the reversal of the amortization of deferred gain on sale and lease-back transactions; (b) the estimated incremental amortization of $614 million related to the increase to the fair value of our incremental finite-lived intangible assets; (c) a net increase of $208 million in interest expense associated with the Notes; (d) a decrease of $75 million in equity in net income of investees due to the amortization of basis differences on a straight line basis over the estimated useful lives of the underlying assets of investees; and (e) the elimination of a historical U.S. income tax expense of $520 million as a result of our conversion to a Delaware limited liability company and GE’s indemnity with respect to our income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. See “Unaudited Pro Forma Financial Information” for additional information on these and other pro forma adjustments to our historical financial statements.

(3)

In addition to presenting our operations as reported in our interim condensed consolidated financial statements in accordance with GAAP, the table above presents the combined results for the three months ended March 31, 2011, which is a non-GAAP presentation. We believe that presenting these combined results is useful in illustrating the presentation of our pro forma condensed combined statement of income for the three months ended March 31, 2011. The combined operating results may not reflect the actual results we would have achieved had the Joint Venture Transaction closed prior to January 28, 2011 and may not be predictive of future results of operations.

(4)

We use the equity method to account for investments in which we have the ability to exercise significant influence over the investee’s operating and financial policies. These equity method investees are referred to within our financial statements as “investees.”

(5)	Other (loss) income, net includes, among other things, (a) gains or losses on the sale of equity method investments; and (b) other-than-temporary impairments of our investments.

(6)	Cash received from investees represents cash distributions received from these investees, which are recorded as a reduction of the carrying value of the investments.

(7)

We define EBITDA as income (loss) before noncontrolling interests, interest income, interest expense, (provision) benefit for income taxes, depreciation and amortization. We provide EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed with our GAAP results and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe EBITDA assists investors and analysts in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and taxes from our results of operations.

EBITDA should not be considered as a substitute for net income (loss) attributable to NBCUniversal or income (loss) before income taxes and noncontrolling interests, as determined in accordance with GAAP. EBITDA is not defined by GAAP and you should not consider it in isolation or as a substitute for analyzing our results as reported under GAAP. EBITDA has limitations as an analytical tool, including the following:

•	EBITDA does not reflect our interest expense or the cash requirements to pay interest on our borrowings

•

although depreciation and amortization are noncash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the cash requirements for such replacements

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes

•

EBITDA is defined differently for purposes of our debt facilities and other contractual arrangements, and other companies, analysts and rating agencies may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of the operating performance of our business. We urge you to review the GAAP financial measures included in this prospectus, our historical consolidated financial statements and related notes, the Comcast Content Business historical combined financial statements and related notes, the pro forma financial information and the other financial information contained in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following is a reconciliation of net income (loss) before noncontrolling interests to EBITDA:

	Pro forma		Historical
			NBCUniversal	NBC Universal Inc.
			Successor	Predecessor	Combined
	Three Months Ended March 31, 2011	Year Ended December 31, 2010	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Year Ended December 31
(in millions)							2010	2009	2008
Net income (loss) before noncontrolling interests	$96	$1,602	$138	$(25)	$113	$116	$1,516	$1,316	$1,842
Provision (benefit) for income taxes	26	223	23	(4)	19	59	745	872	1,147
Interest expense, net of interest income	104	370	64	33	97	18	222	(6)	(28)
Depreciation and amortization expense	281	1,255	187	27	214	82	349	347	368
EBITDA	$507	$3,450	$412	$31	$443	$275	$2,832	$2,529	$3,329

(8)	The following chart reflects the reconciliation between total segment revenue and total revenue:

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor	Combined
	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
					Year Ended December 31
(in millions)					2010	2009	2008
Total segment revenue	$2,978	$1,233	$4,211	$4,366	$16,940	$15,405	$17,133
Headquarters and Other	11	5	16	15	79	78	77
Eliminations	(78)	(32)	(110)	(103)	(429)	(398)	(408)
Total revenue	$2,911	$1,206	$4,117	$4,278	$16,590	$15,085	$16,802

(9)	The following chart reflects the reconciliation between total segment operating income before depreciation and amortization and income (loss) before income taxes and noncontrolling interests:

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor	Combined
	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
					Year Ended December 31
(in millions)					2010	2009	2008

Total segment operating income before depreciation and amortization	$524	$139	$663	$346	$3,052	$2,792	$3,559
Headquarters and Other	(96)	(99)	(195)	(120)	(413)	(568)	(673)
Eliminations	(36)	(5)	(41)	23	(86)	(9)	(27)
Depreciation	(47)	(19)	(66)	(56)	(252)	(242)	(242)
Amortization	(140)	(8)	(148)	(26)	(97)	(105)	(126)
Equity in income of investees, net	36	25	61	38	308	103	200
Other (loss) income, net	(16)	(29)	(45)	(12)	(29)	211	270
Interest income	3	4	7	12	55	55	110
Interest expense	(67)	(37)	(104)	(30)	(277)	(49)	(82)
Income (loss) before income taxes and noncontrolling interests	$161	$(29)	$132	$175	$2,261	$2,188	$2,989

RISK FACTORS

An investment in the New Notes may involve risks. In considering whether to exchange your Old Notes for New Notes, you should carefully consider all the information set forth in this prospectus. In particular, you should carefully consider the risk factors described below, as well as all of the other information included in this prospectus, including our consolidated financial statements and the related notes, the combined financial statements and the related notes of the Comcast Content Business, the pro forma financial information and the other financial information.

Risks Related to Our Businesses and Industries

Our success depends on consumer acceptance of our content, which is difficult to predict, and our results of operations may be adversely affected if our content fails to achieve sufficient consumer acceptance or our costs to acquire content increase.

Most of our businesses create media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute programming, filmed entertainment, theme park attractions and other content that meet the changing preferences of the broad domestic and international consumer market. We historically have invested substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance. We intend to continue to invest significantly in this area. In addition, we obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Renewing our contract rights or acquiring additional rights may result in significantly increased costs. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our results of operations may be adversely affected. In addition, poor theatrical performance of a film may require us to reduce our estimate of revenue from that film, which would accelerate the amortization of capitalized film costs and could result in a significant write-off, and may adversely affect multiple fiscal periods.

Our businesses operate in highly competitive industries and increased competitive pressures may reduce our revenue or increase our costs.

We face substantial and increasing competition in each of our businesses from alternative providers of similar types of content, as well as from other forms of entertainment and recreational activities. We compete to obtain talent, programming and other resources required in operating our businesses. For example, our cable and broadcast networks and owned local television stations compete for viewers with other cable networks, broadcast networks and television stations, as well as with other forms of content available in the home, such as video games, standard-definition digital video discs and high-definition Blu-ray discs (together, “DVDs”) and websites, and they also compete for the sale of advertising time with other cable networks, broadcast networks and television stations, as well as with all other advertising platforms, such as radio stations, print media and websites. In addition, our cable programming networks compete with other cable networks and programming providers for carriage of their programming by multichannel video providers. Our filmed entertainment business competes with other film studios and independent producers for sources of financing for the production of its films, for the exhibition of its films in theaters and for shelf space in retail stores for its DVDs and also competes for consumers with other film producers and distributors and all other forms of entertainment inside and outside the home.

In addition, our ability to compete effectively is in part dependent upon our perceived image and reputation among our various constituencies, including our customers, consumers, advertisers, investors and governmental authorities. There can be no assurance that we will be able to compete effectively in the future against existing or new competitors or that competition will not have a material adverse effect on our business, financial condition or results of operations.

Changes in technology, distribution platforms and consumer behavior may adversely affect our ability to remain competitive and may adversely affect our business, results of operations or financial condition.

Technology in the media and entertainment industry, in general, and the television industry, in particular, continues to evolve rapidly and is affecting consumer behavior in ways that may have a negative impact on revenue for our programming content. For example, the increased availability of digital video recorders (“DVRs”) and video programming on the Internet, as well as increased access to various media through mobile devices, have the potential to reduce the viewing of our content through traditional distribution outlets. Some of these new technologies also give consumers greater flexibility to watch programming on a time-delayed or on-demand basis or to fast-forward or skip advertisements within our programming, which may adversely impact the advertising revenue we receive. Delayed viewing and advertising skipping have the potential to become more common as the penetration of DVRs increases and content becomes increasingly available via Internet sources. Changes in technology, distribution platforms and consumer behavior could have an adverse effect on our business, results of operations or financial condition.

A decline in advertising expenditures or changes in advertising markets could negatively impact our results of operations.

Our programming businesses derive substantial revenue from the sale of advertising on a variety of platforms, and a decline in advertising expenditures could negatively impact our results of operations. Declines can be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies, or by the economy in general, causing advertisers to alter their spending priorities based on these or other factors. In addition, advertisers’ willingness to purchase advertising may be adversely affected by lower audience ratings for our television programming. Changes in the advertising industry also could adversely affect the advertising revenue of our cable and broadcast networks. For example, we rely on Nielsen ratings and Nielsen’s audience measurement techniques to measure the popularity of our cable and broadcast programming content. A change in its measurement techniques or the introduction of new techniques could negatively impact the advertising revenue we receive. Further, natural disasters, wars, acts of terrorism or other significant news events could lead to a reduction in advertising expenditures as a result of uninterrupted news coverage and general economic uncertainty.

Sales of DVDs have been declining, which may adversely affect our results of operations and growth prospects.

Several factors, including weak economic conditions, the maturation of the standard-definition DVD format, piracy and intense competition for consumer discretionary spending and leisure time, are contributing to an industry-wide decline in DVD sales both in the United States and internationally, which has had an adverse effect on our results of operations. DVD sales have also been adversely affected by an increasing shift by consumers toward subscription rental, discount rental kiosks and digital forms of entertainment, such as video on demand services and electronic sell-through, which generate less revenue per transaction than DVD sales. Media and entertainment industries face a challenge in managing the transition from physical to electronic formats in a manner that generates sufficient revenue to maintain historic profits and growth. There can be no assurance that DVD wholesale prices and sales volumes can be maintained at current levels.

The loss of our programming distribution or network affiliation agreements, or the renewal of these agreements on less favorable terms, could materially adversely affect our business, financial condition and results of operations.

Our cable programming networks depend on the maintenance of distribution agreements with multichannel video providers. Our broadcast networks depend on the maintenance of network affiliation agreements with third-party local television stations in the markets where we do not own our local television stations. In addition, every three years, each of our owned local television stations must elect, with respect to its retransmission by multichannel video providers within its designated market area, either “must-carry” status, pursuant to which the distributor’s carriage of the station is mandatory and does not generate any compensation for the local station, or “retransmission consent,” pursuant to which the station gives up its right to mandatory carriage and instead seeks to negotiate the terms and conditions of carriage with the distributor, including the amount of compensation (if any) paid to the station by such distributor. In the course of renewing distribution agreements with multichannel video providers, we may enter into retransmission consent agreements on behalf of our owned local television stations. All of our NBC affiliated owned local television stations have elected the retransmission consent option, while our owned Telemundo affiliated stations have elected must-carry or retransmission consent depending on circumstances. There can be no assurance that any of the foregoing agreements will be renewed in the future on acceptable terms, or at all. The loss of any of these agreements, or the renewal of these agreements on less favorable terms, could reduce the reach of our television programming and its attractiveness to advertisers, which in turn could adversely affect our business, financial condition and results of operations.

The loss of key management personnel or popular on-air and creative talent could have a negative impact on our business.

We rely on key management personnel in the operation of our business, the loss of one or more of whom could have a negative impact on our business. In addition, our business depends on the continued efforts, abilities and expertise of our on-air and creative talent. If we fail to attract or retain our on-air or creative talent, if the costs to attract or retain such talent increase materially, if we need to make significant termination payments, or if these individuals lose their current appeal, our business could be adversely affected.

Our business depends on using and protecting certain intellectual property rights and on not infringing the intellectual property rights of others.

Our intellectual property, including our copyrights, trademarks, service marks, patents, trade secrets, proprietary content and all of our other proprietary rights, constitutes a significant part of the value of our company, and the success of our business is highly dependent on protection of our intellectual property rights in the content we create or acquire against third-party misappropriation, reproduction or infringement. The unauthorized reproduction, distribution or display of copyrighted material negatively affects our ability to generate revenue from the legitimate sale of our content, as well as from the sale of advertising on our content, and increases our costs due to our active enforcement of protecting our intellectual property rights. Piracy and other unauthorized uses of content are made easier, and the enforcement of intellectual property rights more challenging, by technological advances allowing the conversion of programming, films and other content into digital formats, which facilitates the creation, transmission and sharing of high-quality unauthorized copies. In particular, piracy of programming and films through unauthorized distribution on DVDs, peer-to-peer computer networks and other platforms continues to present challenges for our cable and broadcast networks and filmed entertainment businesses. While piracy is a challenge in the United States, it is particularly prevalent in many parts of the world that lack developed copyright laws, effective enforcement of copyright laws and technical protective measures like those in effect in the United States. Any repeal or weakening of laws or enforcement in the United States or internationally that are intended to combat piracy and protect intellectual property rights, or a failure of existing laws to adapt to new technologies, could make it more difficult for us to adequately protect our intellectual property rights, negatively impacting their value or increasing the costs of enforcing our rights. See “Legislation and Regulation—Other Areas of Regulation—Intellectual Property—Piracy.”

In addition, we rely on our patents, copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other third parties, to use various technologies, conduct our operations and sell our products and services. Legal challenges to our intellectual property rights and claims of intellectual property infringement by third parties could require that we enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of our business as currently conducted, which could require us to change our business practices or limit our ability to compete effectively or could have an adverse effect on our results of operations. Even if we believe any such challenges or claims are without merit, they can be time-consuming and costly to defend and divert management’s attention and resources away from our business. Moreover, if we are unable to obtain or continue to obtain licenses from our vendors and other third parties on reasonable terms, our business and results of operations could be adversely affected.

We are subject to regulation by federal, state, local and foreign authorities, which may impose additional costs and restrictions on our businesses.

The television broadcasting and content distribution industries in the United States are highly regulated by federal laws and regulations. Our Broadcast Television segment may be adversely affected by recent proposals to reallocate spectrum for broadband capability that is currently available for television broadcasters. Our businesses also are subject to various other laws and regulations at the international, federal, state and local levels, including laws and regulations relating to environmental protection, which have become more stringent over time, and the safety of consumer products and theme park operations.

Complying with the laws and regulations applicable to our businesses may impose additional costs and restrictions on our businesses, and our failure to comply with these laws and regulations could result in administrative enforcement actions, fines and civil and criminal liability. In addition, Congress is constantly considering new legislative requirements, as are various regulatory agencies such as the Federal Communications Commission (the “FCC”), which could potentially affect our businesses. Any future legislative, judicial or administrative actions may increase our costs or impose additional restrictions on our businesses, which could materially affect our business, financial condition and results of operations. For a more detailed discussion of the risks associated with our regulation of all of our businesses, see “Legislation and Regulation.”

The failure or destruction of key properties, such as our production studios, the satellites and facilities that we depend on to distribute our television programming and our theme parks, or our information systems and other technology that support our businesses, could adversely affect our business, financial condition and results of operations.

Our businesses depend on the successful operation of key properties, information systems and other technology. For example, we rely on a limited number of production studios to produce our original content, and we generate revenue from the rental of these facilities to third parties. We use satellite systems and other distribution facilities to transmit our television programming to multichannel video providers worldwide as well as to transmit programming between our locations. We also operate a limited number of theme parks. In addition, our businesses generally rely on information systems and other technology to conduct their operations. Material damage to, or the temporary or permanent loss of, any of our production studios, satellite systems, distribution facilities, theme parks or other key properties or our information systems and other technology that support our businesses, due to natural disasters, severe weather events, fires, acts of terrorism, power loss or otherwise (including through computer viruses, break-ins and similar disruptions from unauthorized tampering with our systems), could impose significant additional costs on us and could materially adversely affect our business, financial condition and results of operations. In addition, the amount and scope of any insurance we maintain against losses resulting from these events may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our business that may result.

Labor disputes, whether involving our own employees or sports leagues, may disrupt our operations and adversely affect our results of operations.

Many of our employees, including writers, directors, actors, technical and production personnel and others, as well as some of our on-air and creative talent, are covered by collective bargaining agreements or works councils. If we are unable to reach agreement with a labor union before the expiration of a collective bargaining agreement, our employees who were covered by that agreement may have a right to strike or take other actions that could adversely affect us. Moreover, many of our collective bargaining agreements are industry-wide agreements, and we may lack practical control over the negotiations and terms of the agreements. A labor dispute involving our employees may result in work stoppages or disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs. For example, a Writers Guild of America strike in 2007-2008 disrupted our ability to produce scripted television programming, causing viewership levels and ratings to decline, which resulted in lower U.S. advertising revenue for the NBC Network. There can be no assurance that we will renew our collective bargaining agreements as they expire or that we can renew them on favorable terms or without any work stoppages.

In addition, our cable programming networks and our broadcast networks have programming rights agreements of varying scope and duration with various sports teams, leagues and associations to broadcast and produce sporting events, including certain National Football League (“NFL”), National Hockey League (“NHL”), National Basketball Association (“NBA”) and Major League Baseball (“MLB”) games. Labor disputes in sports leagues or associations could have an adverse impact on our business, financial condition and results of operations. The current collective bargaining agreement with the NBA’s players’ union expires at the end of its 2010-11 season. The current collective bargaining agreement with the NFL players’ union expired at the end of the 2010-11 season. If the NFL player lockout continues, the number of NFL games that we broadcast, and our revenue from those broadcasts, may be reduced. The NFL would be required to credit or refund the rights fee attributable to the lost games to us, but could apportion the credit or refund throughout the remaining term of our agreement. The timing of such payments and refunds could have an impact on our cash flows during the relevant period. In addition, any labor disputes that occur in any sports league or association for which we have the rights to broadcast live games or events may preclude us from airing or otherwise distributing scheduled games or events, which could have a negative effect on our business, financial condition and results of operations.

We could face significant withdrawal liability if we withdraw from participation in one or more multiemployer pension plans in which we participate.

We participate in various multiemployer pension plans covering some of our employees who are represented by labor unions. We make periodic contributions to these plans pursuant to the terms of applicable collective bargaining agreements and laws, but we do not sponsor or administer these plans. If we cease to be obligated to make contributions or otherwise withdraw from participation in one of these plans, applicable law requires us to fund our allocable share of the unfunded vested benefits, if any, under the plan, and we would have to reflect that as an expense in our consolidated statement of income and as a liability on our consolidated balance sheet. Our withdrawal liability for any multiemployer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we may decide to discontinue participation in a plan and, in that event, we could face a withdrawal liability. Moreover, we could incur costs, in addition to withdrawal liability, for retirement arrangements for employees to replace their participation in the multiemployer pension plan. Further, applicable laws could result in certain multiemployer pension plans which are substantially underfunded to seek increases from contributing employers in the rates of contributions previously agreed in the applicable collective bargaining agreements. In addition, we could be liable for all or a portion of required contributions by defaulting employers. At least some of the multiemployer pension plans in which we participate are reported to have significant underfunded liabilities.

In addition, multiemployer pension plans in which we participate may, and some regularly do, audit our contributions to such plans in prior years for compliance with the terms of the applicable collective bargaining agreement. At any time, we have a number of pending audits involving different multiemployer pension plans and covering multiple years. These audits often, but not always, result in corrections to the amounts of contributions we previously made and, in some cases, we need to make additional contributions.

We face risks arising from the outcome of various litigation matters.

We are subject to various legal proceedings and claims, including those arising in the ordinary course of business, including regulatory and administrative proceedings, claims and audits relating to residual payments. While we do not expect the final disposition of any of these matters will have a material effect on our financial condition, an adverse outcome in one or more of these matters could be material to our consolidated results of operations and cash flows for any one period, and any litigation resulting from any such matters could be time-consuming, costly and injure our reputation. Further, no assurance can be given that any adverse outcome would not be material to our financial condition.

We face risks relating to doing business internationally that could adversely affect our business, financial condition and results of operations.

We have significant operations in a number of countries outside the United States and certain of our operations are conducted in foreign currencies. There are risks inherent in doing business internationally, including economic volatility and the global economic slowdown; currency exchange rate fluctuations and inflationary pressures; the requirements of local laws and customs relating to the publication and distribution of content and the display and sale of advertising; import or export restrictions and changes in trade regulations; difficulties in developing, staffing and managing foreign operations; issues related to occupational safety and adherence to diverse local labor laws and regulations; potential adverse tax developments; political or social unrest; corruption; and risks related to government regulation. If these risks come to pass, our business, financial condition and results of operations may be adversely affected.

Weak economic conditions may have a negative impact on our results of operations and financial condition.

Weak economic conditions persisted during 2010 in the United States and other regions of the world in which we do business, which has adversely affected and may continue to adversely affect demand for some of our products and services. This weakness in economic conditions has reduced and could continue to reduce the performance of our theatrical and home entertainment releases and attendance and spending for our theme parks business. A further decline in economic conditions could also reduce prices that multichannel video providers pay for our television programming. In addition, U.S. and global credit markets have experienced significant disruption, making it difficult for many businesses to obtain financing on acceptable terms. We are exposed to risks associated with disruptions in the financial markets, which can make it more difficult and more expensive to obtain financing for our operations or investments.

Disruptions in the financial markets can adversely affect our lenders, insurers, customers and counterparties, including content distributors, vendors, retailers, theater operators and film co-financing partners, and impair their ability to satisfy their obligations to us, which could result in fewer outlets for retail sales, business disruption, decreased revenue or bad debt write-offs. For example, we historically have financed a substantial portion of our films in participation with other partners. The inability of our film financing partners to obtain financing on acceptable terms, or at all, could impair their ability to perform under their agreements with us and lead to various adverse effects on us, including greater risk with respect to the performance of our films, the need for us to incur higher financing costs for alternative financing (if available) or the need to limit or delay our film production. In addition, state and local governments in the United States and foreign governments provide financial and other benefits as an incentive to produce our content in their locations. Economic disruption or changes in policy could reduce the availability of such government financial or other benefits.

Acquisitions and other strategic transactions also present various risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction.

From time to time, we make acquisitions and investments and enter into other strategic transactions. In connection with acquisitions and other strategic transactions, we may incur unanticipated expenses and contingent liabilities, fail to realize anticipated benefits, have difficulty integrating the acquired businesses, disrupt relationships with current and new employees, customers and vendors, incur significant indebtedness, or have to delay or not proceed with announced transactions. The occurrence of any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.

In particular, the Joint Venture Transaction involves the integration of the Comcast Content Business with our legacy businesses. We will be required to devote significant management attention and resources to continue integrating these businesses. Challenges involved in the integration include successfully integrating each company’s operations, technologies and content, and combining corporate cultures, maintaining employee morale and retaining key employees. There can be no assurance that we can successfully integrate these businesses.

Risks Related to the Joint Venture Transaction

As a result of the Joint Venture Transaction, our businesses are subject to the conditions set forth in the FCC Order and the DOJ Consent Decree, and there can be no assurance that these conditions will not have an adverse effect on our business and results of operations.

As a result of the Joint Venture Transaction, our businesses are subject to compliance with the terms of the FCC Order approving the Joint Venture Transaction (the “FCC Order”) and a consent decree entered into with the Department of Justice (the “DOJ Consent Decree”). The FCC Order and the DOJ Consent Decree incorporated numerous voluntary commitments made by the parties and imposed numerous conditions on our businesses relating to the treatment of competitors and other matters. Among other things, (i) we are required to make certain of our cable, broadcast and film programming available to online video distributors under certain conditions, and these distributors may invoke commercial arbitration to determine what programming must be made available and the price, terms and conditions that apply; (ii) multichannel video providers may invoke commercial arbitration to determine the price, terms and conditions for access to our broadcast stations and cable networks; and (iii) we must continue to deliver content to Hulu LLC at the same levels that we were providing to Hulu at the close of the Joint Venture Transaction if its two other broadcast network owners also continue to deliver at the same levels, and we were required to relinquish all voting rights and our board seats in Hulu. These and other conditions and commitments relating to the Joint Venture Transaction are of varying duration, ranging from three to seven years. Although we cannot predict how the conditions will be administered or what effects they will have on our businesses, we do not expect them to have a material adverse effect on our business or results of operations. There can be no assurance, however, that there will not be any legal challenges to the DOJ Consent Decree. See “Legislation and Regulation—FCC Order and DOJ Consent Decree.”

We are controlled by Comcast and GE has certain approval rights, and Comcast and GE’s interests may differ from those of the noteholders.

In connection with the closing of the Joint Venture Transaction, our company converted from a Delaware corporation into a Delaware limited liability company of which NBCUniversal Holdings is the sole member. We are now managed by NBCUniversal Holdings as our sole member. NBCUniversal Holdings is beneficially owned 51% by Comcast and 49% by GE, and Comcast has the right to designate a majority of the board of directors of NBCUniversal Holdings. As a result, Comcast controls NBCUniversal Holdings and effectively controls us. This means that Comcast generally is able to cause or prevent us from taking any actions, subject to the right of GE (so long as GE directly or indirectly owns at least a 20% interest in NBCUniversal Holdings) to approve certain actions. The GE approval right applies to various matters, including certain acquisitions, mergers or similar transactions; liquidation or dissolution (or similar events) or the commencement of bankruptcy or insolvency proceedings; a material expansion in the scope of our business; certain dividends or other distributions and repurchases, redemptions or other acquisitions of equity securities by NBCUniversal Holdings; the incurrence of certain new debt; the making of certain loans; and the issuance by NBCUniversal Holdings of equity or the increase in the authorized amount of equity securities of NBCUniversal Holdings in certain circumstances. Comcast’s interests in controlling our company, and GE’s interest in exercising its right to approve certain of our actions, could differ from those of the noteholders (including their interests in potentially pursuing actions that favor the interests of equity holders over noteholders), and therefore actions they cause or prevent us from taking may adversely impact the ratings or trading prices of the Notes. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement.”

NBCUniversal Holdings may be required to purchase all or part of GE’s interests in NBCUniversal Holdings and may cause us to make distributions or loans to it to fund these purchases, which may adversely affect the Old Notes and the New Notes.

At July 28, 2014, GE will be entitled to cause NBCUniversal Holdings to redeem half of its interests in NBCUniversal Holdings, and its remaining interest in NBCUniversal Holdings on January 28, 2018, subject to certain conditions and limitations. If certain limitations on NBCUniversal Holdings’ purchase obligation apply so that NBCUniversal Holdings will not be required to fully purchase the GE interests that it otherwise would be required to purchase, Comcast will be required to purchase the applicable GE interests NBCUniversal Holdings does not purchase, subject to an overall maximum amount. NBCUniversal Holdings is a holding company whose sole asset is the equity interest in our company, and NBCUniversal Holdings currently has no source of cash to fund these repurchases other than distributions or loans from us or proceeds of any debt or equity it may issue in the future. Comcast may, but is not required to, cause us to distribute to NBCUniversal Holdings all or a portion of the funds NBCUniversal Holdings or Comcast requires to fund any required repurchases from GE (or for any other reason). We cannot assure you that these distributions, if made, would not have a material adverse effect on our financial condition or the ratings or trading prices of the Notes or our ability to make payments on the Notes. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement—GE Redemption and Comcast Purchase Rights.”

Comcast and GE may compete with us in certain cases and have the ability on their own to pursue opportunities that might be attractive to us.

Although both Comcast and GE are generally subject to non-compete restrictions with respect to our principal businesses, there are important exceptions to these non-compete restrictions and Comcast and GE can compete with us in businesses that are not our principal businesses. Comcast and GE do not owe fiduciary duties to each other and do not otherwise have any obligation to refrain from engaging in businesses that are the same as or similar to our businesses or pursuing other opportunities that might be attractive for us.

Comcast or GE may reduce or sell its entire interest in our company, which could have an impact on the trading prices of the Old Notes and the New Notes.

Although Comcast and GE have agreed to restrictions on their rights to dispose of interests in our company, those restrictions will lapse over time, and each of Comcast and GE has rights to waive restrictions on transfer. In addition, GE has certain rights to require NBCUniversal Holdings to purchase its interests, and Comcast has certain rights to require GE to sell its interests, in NBCUniversal Holdings. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement—GE Redemption and Comcast Purchase Rights.” As a result, we cannot assure you that the current ownership of our business will remain for the entire period that the Notes are outstanding or that Comcast will continue to control, or that GE will maintain a significant indirect interest in, our business. Any change in the ownership of our company, or uncertainty regarding potential changes in our control, could adversely affect the trading prices of the Notes.

Risks Related to the New Notes

Comcast and GE may amend the Operating Agreement in a manner that may be adverse to us and to noteholders.

The indenture governing the New Notes does not restrict Comcast and GE from amending the operating agreement of NBCUniversal Holdings (as amended, the “Operating Agreement”) or any other agreement relating to the Joint Venture Transaction, and any such amendment could be materially adverse to the interests of noteholders. For example, Comcast and GE may agree to change the businesses that we will own or permit us to increase our liabilities. Amendments will not be subject to approval of the noteholders and will not require us to redeem your New Notes.

Changes in our credit ratings or the debt markets could adversely affect the price of the New Notes.

The price for the New Notes will depend on many factors, including:

•	our credit ratings with major credit rating agencies

•	the credit ratings of Comcast with major credit rating agencies

•	the prevailing interest rates being paid by other companies similar to us

•	our financial condition, financial performance and future prospects

•	investor perceptions of our company and the industries in which we operate

•	any change in the ownership of our company, or uncertainty regarding potential changes in control

•	issuance of new or changed securities analysts’ reports or recommendations relating to our company or the industries in which we operate

•	the overall condition of the financial markets

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. These fluctuations could have an adverse effect on the price of the New Notes. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate each of the industries in which we operate and may change their credit rating for us based on their overall view of these industries. A negative change in our rating could have an adverse effect on the price of the New Notes and increase our borrowing costs.

There are no financial covenants in the indenture, and the terms of the indenture and the New Notes only apply to NBCUniversal Media, LLC, as issuer of the New Notes.

There are no financial covenants in the indenture governing the New Notes. Neither we nor any of our subsidiaries are restricted from incurring additional debt or other liabilities, including additional senior debt, under the indenture. If we incur additional debt or other liabilities, our ability to pay our obligations on the New Notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends, issuing or repurchasing our securities or prepaying any of our other indebtedness, including indebtedness ranking junior to the New Notes under the indenture. Our ability to transfer assets to any of our existing or future subsidiaries, which do not and will not guarantee the New Notes, is also not limited by the terms of the indenture and the New Notes. Because there are no financial covenants in the indenture, holders of New Notes will not be protected under the indenture or the terms of the New Notes in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect noteholders, except to the extent described under “Description of the New Notes—Covenants—Consolidation, Merger or Sale of Assets.”

In addition, the terms of the indenture and the New Notes only apply to NBCUniversal Media, LLC and will not apply to any of our existing or future subsidiaries. Our existing and future subsidiaries may engage in significant transactions that may affect their and our creditworthiness, all of which will not be prohibited by the terms of the indenture and the New Notes.

The New Notes will not be guaranteed by any of our existing or future subsidiaries, nor by GE or Comcast or any of their respective existing or future subsidiaries. As a result, the New Notes will be structurally subordinated to the debt and other liabilities of NBCUniversal Media LLC’s existing or future subsidiaries.

We conduct many of our operations through subsidiaries that own a significant percentage of our consolidated assets. We will depend, in part, on dividends and other distributions from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on the New Notes. However, the ability of our subsidiaries to pay dividends or otherwise make other distributions will be subject to, among other things, applicable state laws and is contingent upon such subsidiaries’ earnings and business considerations, as they are legal entities that are separate from us. The New Notes will be obligations exclusively of NBCUniversal Media, LLC and will not be guaranteed by any of our existing or future subsidiaries. As a result, the

New Notes will be structurally subordinated to all debt and other liabilities of our existing or future subsidiaries, which means that creditors of our existing or future subsidiaries will be paid from their assets before holders of the New Notes would have any claims to those assets. The New Notes also will not be guaranteed by GE or Comcast or any of their respective existing or future subsidiaries. In addition, the terms of the New Notes will permit NBCUniversal Media, LLC to transfer or convey all or any portion of its assets to its wholly owned subsidiaries while retaining the New Notes as obligations exclusively of NBCUniversal Media, LLC. As of March 31, 2011, our subsidiaries had $6.828 billion of liabilities (excluding intercompany liabilities and including trade payables). In addition, if our subsidiaries incur borrowings in excess of specified amounts, such subsidiaries will guarantee our obligations under the Three-Year Credit Agreement, in which case the New Notes would be structurally subordinated to the borrowings under such agreement.

The New Notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets.

The New Notes are not secured by any of our assets. The terms of the indenture permit us to incur certain secured debt without equally and ratably securing the New Notes. If we become insolvent or are liquidated, or if payment under any of the agreements governing any secured debt is accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender. Accordingly, the lenders will have a prior claim on our assets to the extent of their liens, and it is possible that there will be insufficient assets remaining from which claims of the holders of the New Notes can be satisfied. As of March 31 2011, we had no secured debt (excluding $19 million of secured debt of subsidiaries).

Risks Related to the Exchange Offer

If you do not exchange your Old Notes for New Notes in the exchange offer, the Old Notes will continue to be subject to restrictions on transfer.

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Old Notes and the offering memorandum related to the private offering of the Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes in private offerings exempt from the registration and prospectus delivery requirements of the Securities Act. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act or are offered and sold under an exemption from these requirements. Except as required by the registration rights agreements for the April Notes and the October Notes, we do not intend to register sales of the Old Notes under the Securities Act. For further information regarding the consequences of failing to tender your Old Notes in the exchange offer, see the discussion under the caption “The Exchange Offer—Consequences of Failure to Exchange.”

The issuance of the New Notes may adversely affect the market for the Old Notes.

To the extent that Old Notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted Old Notes could be adversely affected due to a reduction in market liquidity and there could be a significant diminution in value of the Old Notes as compared to the value of the New Notes.

In some instances you may be obligated to deliver a prospectus in connection with resales of the New Notes.

Based on certain no-action letters issued by the staff of the SEC to third parties unrelated to us, we believe that you may offer for resale, resell or otherwise transfer the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, except in the instances described in this prospectus under “The Exchange Offer—Resale of the New Notes.” For example, if you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

You must comply with the exchange offer procedures in order to receive freely tradable New Notes.

We will not accept your Old Notes for exchange if you do not follow the exchange offer procedures. Delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for Old Notes or a confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC, as depositary

•

a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of tender through DTC’s Automated Tender Offer Program, an agent’s message in lieu of the letter of transmittal

•	any other documents required by the letter of transmittal

Therefore, holders of Old Notes who would like to tender Old Notes in exchange for New Notes should be sure to allow enough time to comply with the exchange offer procedures. Neither we nor the exchange agent are required to notify you of defects or irregularities in tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but we do not accept for exchange will, following completion of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon completion of the exchange offer, certain registration and other rights under the applicable registration rights agreement will terminate. See “The Exchange Offer—Procedures for Tendering Old Notes” and “The Exchange Offer—Consequences of Failure to Exchange.”

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the New Notes. The New Notes will be exchanged for Old Notes as described in this prospectus upon our receipt of Old Notes. We will cancel all of the Old Notes surrendered in exchange for the New Notes.

Our net proceeds from the sale of the Old Notes were approximately $9.1 billion. In May 2010, we repaid $1.671 billion of previously existing debt (net of a related cross-currency swap of $3 million) under a two-year term loan agreement, with a portion of the proceeds of the April Notes. As of December 31, 2009, the $1.671 billion outstanding under this agreement (net of the settlement of the related cross-currency swap) bore a weighted-average interest rate of 2.175%. Prior to the closing of the Joint Venture Transaction, the remaining proceeds from the offering of the Old Notes were transferred to GE as an intercompany loan as part of our ordinary course cash management arrangements. This loan was repaid to us in connection with the closing of the Joint Venture Transaction. We distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction.

Upon the closing of the Joint Venture Transaction, GE retained substantially all of our cash and cash equivalents and Comcast retained substantially all of the Comcast Content Business’ cash and cash equivalents. In addition, we recorded a payable of approximately $250 million to reimburse Comcast and GE for the estimated fees and expenses of the Joint Venture Transaction, including the fees and expenses related to the issuance of the Old Notes and commitments under the Three-Year Credit Agreement.

CAPITALIZATION

The table below sets forth our capitalization as of March 31, 2011, on an historical basis, giving effect to the closing of the Joint Venture Transaction on January 28, 2011.

This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

(in millions)	As of March 31, 2011
Long-term debt, including current portion:
The Notes	$9,117
Revolving Credit Facility(a)	—
Other long-term debt	19
Total long-term debt, including current portion	9,136
Member’s equity, including noncontrolling interest
NBCUniversal member’s equity(b)	28,304
Noncontrolling interest	246
Total member’s equity	28,550
Total capitalization	$37,686

(a)	Represents our Revolving Credit Facility, which permits borrowings of up to $750 million.

(b)

As part of the Joint Venture Transaction, we converted to a limited liability company. Member’s capital represents the fair value of our net assets and the carryover basis of the Comcast Content Business.

On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As of March 31, 2011, UCDP had long-term debt of $1.4 billion. We expect to fund this transaction with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a one-year $400 million subordinated note.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our historical and pro forma ratio of earnings to fixed charges for each of the periods indicated.

	Pro Forma		Historical
			NBCUniversal	NBC Universal, Inc.
			Successor	Predecessor
	Three Months Ended March 31, 2011	Year Ended December 31, 2010	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Year Ended December 31
					2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	1.6x	4.3x	2.7x	NM	6.8x	16.9x	16.7x	21.5x	18.3x

NM	= Not meaningful

For purposes of calculating these ratios, the term “earnings” consists of income before income taxes and noncontrolling interests, less net unconsolidated affiliates’ interests, plus fixed charges (excluding capitalized interest). The term “fixed charges” consists of interest expense, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.

The pro forma ratio of earnings to fixed charges assumes the Joint Venture Transaction was completed on January 1, 2010. The pro forma ratio reflects, among other items, (i) a net increase of $54 million and $647 million, for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, in amortization expense due to the remeasurement to fair value of certain finite-lived intangible assets, capitalized film and television production costs, acquired programming and equity method investments; and (ii) a $208 million increase for the year ended December 31, 2010 in interest expense due to the issuance of the April Notes and the October Notes. No adjustment was made for the three months ended March 31, 2011 because the Old Notes have been reflected in our interim condensed consolidated financial statements for the entire period.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On January 28, 2011, Comcast Corporation (“Comcast”) closed its transaction (the “Joint Venture Transaction”) with General Electric Company (“GE”) to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the Joint Venture Transaction, NBCUniversal, Inc. (our “Predecessor”) was converted into a Delaware limited liability company named NBCUniversal Media, LLC (“NBCUniversal”), which is a wholly owned subsidiary of NBCUniversal Holdings. Comcast contributed to NBCUniversal its national cable programming networks, including E!, Golf Channel, G4, Style and Versus, regional sports and news networks, consisting of ten regional sports networks and three regional news channels, certain of its Internet businesses, including DailyCandy and Fandango, and other related assets (the “Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment to GE of $6.2 billion, which included various transaction-related costs.

The following pro forma financial information is based on our historical consolidated financial statements and the historical combined financial statements of the Comcast Content Business and is intended to provide you with information about how the Joint Venture Transaction might have affected our historical consolidated financial statements if it had closed as of January 1, 2010. Since the Joint Venture Transaction has been reflected in the most recent historical balance sheet as of March 31, 2011 included elsewhere in the prospectus, we have not presented a pro forma balance sheet. The pro forma financial information below is based on available information and assumptions that we believe are reasonable. The pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The pro forma financial information also should not be considered representative of our future financial condition or results of operations.

Due to the change in control of our company from GE to Comcast, we remeasured our assets and liabilities to fair value as of January 28, 2011 to reflect Comcast’s basis in the assets and liabilities of our existing businesses. The assets and liabilities of the Comcast Content Business contributed by Comcast have been reflected at their historical or carryover basis, as Comcast has maintained control of the Comcast Content Business. The preliminary purchase price has been allocated to our assets and liabilities based on current estimates and currently available information and is subject to revision based on final determinations of fair value and the final allocation of purchase price to our assets and liabilities.

The following transactions and other adjustments related to the Joint Venture Transaction are reflected in the pro forma financial information:

•	Comcast’s contribution of the Comcast Content Business to us

•

Our issuing an aggregate principal amount of $4.0 billion on April 30, 2010 (“April Notes”) and additional aggregate principal amount of $5.1 billion on October 4, 2010 (“October Notes” and with April Notes, collectively, the “Old Notes”)

•	Our repayment with a portion of the proceeds from the April Notes of approximately $1.7 billion due under our two-year term loan agreement (the “Two-Year Term Loan Agreement”) in May 2010

•	Our cash distribution of approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction

•	Elimination of historical transactions between NBCUniversal and the Comcast Content Business

•	Remeasurement of our assets and liabilities acquired by Comcast to fair value

•	Adjustments to reflect the tax effect of the conversion of our company from a Delaware corporation into a Delaware limited liability company

•	Other adjustments necessary to reflect the effects of the Joint Venture Transaction

In addition to the pro forma adjustments to our historical consolidated financial statements, various other factors will have an effect on our results of operations. You should read the pro forma financial information in conjunction with the information under “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes and the combined financial statements and the related notes of the Comcast Content Business, all of which are included elsewhere in this filing. For information with respect to certain items that are not reflected in the pro forma financial information, see Note 5 below.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Three Months Ended March 31, 2011

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor	Combined	Joint Venture Transaction (1)
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Comcast Content Business (2)	Transaction- Related Adjustments (3) (4)	Notes	Pro Forma (5)
Revenue	$2,911	$1,206	$4,117	$232	$(1)	3e, 4a	$4,348
Costs and expenses:
Operating costs and expenses	(2,519)	(1,171)	(3,690)	(168)	6	3a, 4a, 4b, 4c	(3,852)
Depreciation	(47)	(19)	(66)	(5)	—		(71)
Amortization	(140)	(8)	(148)	(13)	(49)	3b, 4b	(210)
	(2,706)	(1,198)	(3,904)	(186)	(43)		(4,133)
Operating income	205	8	213	46	(44)		215
Other income (expense):
Equity in income of investees, net	36	25	61	3	(6)	3c, 3d	58
Other (loss), net	(16)	(29)	(45)	—	(2)	3e	(47)
Interest income	3	4	7	3	(5)	3f, 4d	5
Interest expense	(67)	(37)	(104)	(3)	(2)	3f, 3g, 3h, 3i, 4c, 4d	(109)
Income (loss) before income taxes and noncontrolling interests	161	(29)	132	49	(59)		122
(Provision) benefit for income taxes	(23)	4	(19)	(18)	11	3i, 4e	(26)
Net income (loss) before noncontrolling interests	138	(25)	113	31	(48)		96
Net (income) loss attributable to noncontrolling interests	(44)	2	(42)	(9)	—	3h	(51)
Net income (loss) attributable to NBCUniversal	$94	$(23)	$71	$22	$(48)		$45

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2010

		Joint Venture Transaction (1)
(in millions)	NBC Universal, Inc. Predecessor	Comcast Content Business (2)	Transaction- Related Adjustments (3) (4)	Notes	Pro Forma (5)
Revenue	$16,590	$2,719	$6	3e, 4a	$19,315
Costs and expenses:
Operating costs and expenses	(14,037)	(2,015)	29	3a, 4a, 4b, 4c	(16,023)
Depreciation	(252)	(56)	—		(308)
Amortization	(97)	(266)	(584)	3b, 4b	(947)
	(14,386)	(2,337)	(555)		(17,278)
Operating income	2,204	382	(549)		2,037
Other income (expense):
Equity in income of investees, net	308	16	(83)	3c, 3d	241
Other (loss), net	(29)	(8)	(46)	3e	(83)
Interest income	55	27	(65)	3f, 4d	17
Interest expense	(277)	(36)	(74)	3f, 3g, 3h, 3i, 4c, 4d	(387)
Income (loss) before income taxes and noncontrolling interests	2,261	381	(817)		1,825
(Provision) benefit for income taxes	(745)	(165)	687	3i, 4e	(223)
Net income (loss) before noncontrolling interests	1,516	216	(130)		1,602
Net (income) attributable to noncontrolling interests	(49)	(57)	(59)	3h	(165)
Net income (loss) attributable to NBCUniversal	$1,467	$159	$(189)		$1,437

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) Basis of Presentation

The Joint Venture Transaction closed on January 28, 2011, which combined our Predecessor and the Comcast Content Business. The significant components of the consideration transferred were as follows:

•	Comcast made a cash payment to GE of $6.2 billion, which included various transaction-related costs, in exchange for a portion of their controlling interest in our existing businesses

•	Comcast exchanged a 49% noncontrolling interest in the Comcast Content Business for a portion of their controlling interest in our existing businesses

•

Comcast will receive certain tax benefits related to the form and structure of the Joint Venture Transaction and has agreed to share with GE certain of these expected future tax benefits, as they are realized; Comcast has accounted for this tax sharing arrangement as contingent consideration and has recorded a liability of $639 million

•

GE has a 49% redeemable noncontrolling interest in NBCUniversal Holdings attributable to the net assets of our existing businesses, which was recorded at fair value in Comcast’s consolidated financial statements

Due to the change in control of our company from GE to Comcast, acquisition accounting has been applied to the Joint Venture Transaction, which requires an allocation of the purchase price to the net assets of our existing businesses, based on their fair values as of the date of the acquisition. The Comcast Content Business is reflected at its historical or carryover basis. The table below summarizes the preliminary allocation of purchase price to the assets and liabilities of our existing businesses:

(in millions)
Consideration Transferred
Cash	$6,127
Fair value of 49% of the Comcast Content Business	4,278
Fair value of contingent consideration	639
Fair value of redeemable noncontrolling interest associated with net assets of our existing businesses	13,032
$24,076

Preliminary Allocation of Purchase Price
Film and television costs	4,900
Investments	3,845
Property and equipment	1,932
Intangible assets	14,525
Working capital	(1,225)
Long-term debt	(9,115)
Deferred income tax liabilities	(44)
Deferred revenue	(919)
Other noncurrent assets and liabilities	(1,677)
Noncontrolling interests	(188)
Fair value of identifiable net assets of our existing businesses acquired by Comcast	12,034
Goodwill	12,042
Net Assets Acquired	$24,076

In addition to presenting our operations as reported in our interim condensed consolidated financial statements in accordance with GAAP, our unaudited pro forma condensed combined statement of income also includes the combined results for the three months ended March 31, 2011, which is a non-GAAP presentation. We believe that presenting these combined results is useful in illustrating the presentation of our pro forma condensed combined statement of income for the three months ended March 31, 2011. The combined operating results may not reflect the actual results we would have achieved had the Joint Venture Transaction closed prior to January 28, 2011 and may not be predictive of future results of operations.

(2) Comcast Content Business

Reflects the historical combined financial information of the Comcast Content Business for the period from January 1, 2011 to January 28, 2011 and for the year ended December 31, 2010. Certain reclassifications have been made to the historical presentation of the Comcast Content Business to conform to the presentation used in our consolidated financial statements and the unaudited pro forma financial information as follows:

(in millions)	Classification on Comcast Content Business Financial Statements	Reclassification to conform to NBCUniversal Financial Statements
For three months ended March 31, 2011
Comcast-affiliated companies interest income, net	$1
Interest income		$3
Interest expense		$(2)
For the year ended December 31, 2010
Comcast-affiliated companies interest income, net	$2
Interest income		$27
Interest expense		$(25)

(3) Transaction-Related Adjustments (NBCUniversal)

(a)

Represents a net decrease in operating costs and expenses of $1 million and $13 million, for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, consisting of (i) estimated decrease in amortization of $3 million and $42 million related to the fair value adjustments of our film and television costs; (ii) an increase of $1 million and $17 million to record the reversal of the amortization of deferred gain on sale and lease-back transactions; and (iii) an increase of $1 million and $12 million to record estimated incremental expenses associated with our new employee benefit plans adopted upon close of the Joint Venture Transaction.

(b)

Represents an estimated increase in amortization of $51 million and $614 million, for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, as a result of the increase to the fair value of the finite-lived intangible assets related primarily to relationships with advertisers and multichannel video providers. These assets are amortized over estimated useful lives, not to exceed 20 years.

(c)

Represents the estimated decrease of $6 million and $75 million, for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, in equity in net income of investees due to the amortization of basis differences created from step-up adjustments to fair value on a straight line basis over the estimated useful lives of the underlying assets of investees.

(d)

Represents an elimination of equity in income of investees of $8 million for the year ended December 31, 2010 related to the reclassification of an equity method investment to a cost method investment as a result of the Joint Venture Transaction. No adjustment was made to eliminate equity in income of investees for the three months ended March 31, 2011, as the amount was not considered material.

(e)

Represents a net decrease in other income reflecting (i) the elimination of dividends of $21 million for the year ended December 31, 2010 received from an investment in a subsidiary of GE that was redeemed in January 2011, prior to the closing of the Joint Venture Transaction; and (ii) a reclassification of costs of $2 million and $25 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, related to a long-term contractual obligation.

(f)

Represents elimination of interest income of $2 million and interest expense of $1 million recognized during the three months ended March 31, 2011 and elimination of interest income of $38 million and interest expense of $31 million for the year ended December 31, 2010 related to our cash pooling programs with GE, which were settled in connection with the Joint Venture Transaction.

(g)

Represents a net increase in interest expense of $208 million for the year ended December 31, 2010. No adjustment was made for the three months ended March 31, 2011 because the Old Notes have been reflected in our interim condensed consolidated financial statements for the entire period.

Description	Year Ended December 31, 2010
(in millions)
$9.1 billion aggregate principal amount (fair value of $9.115 billion) of the Old Notes with varying maturities at a weighted average interest rate of 4.51% (4.48% net of amortization of fair value)	$408
Commitment fees on the revolving credit facility of the Three-Year Credit Agreement at 0.375% on the undrawn balance of $750 million	3
Subtotal	$411
Less amounts included in our historical results of operations:
Interest and amortized financing costs on our Two Year Term Loan Agreement	(14)
Interest expense and amortized financing costs on the Old Notes	(189)
Total	$208

(h)

Included in our historical consolidated statement of income for the year ended December 31, 2010 are the operating results of a consolidated variable-interest entity, Station Venture Holdings, LLC (“Station Venture”). Effective upon closing of the Joint Venture Transaction, Station Venture has been deconsolidated due to a change in circumstances causing us to no longer be the primary beneficiary of the entity. Following deconsolidation, our investment in Station Venture is accounted for as an equity method investment. The deconsolidation adjustments reflect (i) the elimination of interest expense of $4 million and $67 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, on an $816 million note and (ii) the elimination of $59 million of net loss attributable to the noncontrolling interest for the year ended December 31, 2010. No adjustment was made to the net loss attributable to the noncontrolling interest for the three months ended March 31, 2011, as the amount was not considered material.

(i)	Represents (i) the elimination of a historical U.S. income tax benefit of $7 million and income tax expense of $520 million for the three months ended March 31, 2011 and the year ended December 31,

2010, respectively, as a result of our conversion to a Delaware limited liability company and election to be treated as a disregarded entity separate from NBCUniversal Holdings, which is a tax partnership, and GE’s indemnity with respect to our income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction and (ii) the income tax effect of the pro forma adjustments of $4 million for the year ended December 31, 2010 giving effect to income tax at a rate of 0.5% for state and local income taxes. No adjustment was made for the three months ended March 31, 2011, as the amount was not considered material. In addition, we have eliminated a decrease to interest expense related to the settlement of uncertain tax positions of $9 million for the three months ended March 31, 2011 and eliminated interest expense on unrecognized tax obligations of $9 million for the year ended December 31, 2010. No pro forma adjustment has been made to our foreign taxes.

(4) Transaction-Related Adjustments (Comcast Content Business)

(a)

Historically, our transactions with the Comcast Content Business have consisted primarily of the sale of advertising and the licensing of our owned programming. We have recorded an adjustment in the pro forma statements of income to reflect the elimination of the following items as intercompany transactions:

	Debits/(Credits)
(in millions)	Three Months Ended March 31, 2011	Year Ended December 31, 2010
Revenue	$3	$19
Operating costs and expenses	$(3)	$(19)

(b)

Represents a reclassification of $2 million and $30 million to operating costs and expenses for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, which relates to conforming amortization of certain intangible assets that were previously recorded as amortization expense.

(c)

Represents decreases of (i) $4 million and $27 million to operating costs and expenses for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, and (ii) $2 million to interest expense for the year ended December 31, 2010. These adjustments reflect the elimination of costs allocated to the Comcast Content Business included in their historical financial statements that are not expected to be incurred by us after January 28, 2011. No adjustment was made to interest expense for the three months ended March 31, 2011, as the amount was not considered material.

(d)

We have eliminated interest income of $3 million and $27 million and interest expense of $2 million and $25 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, related to receivables and payables with affiliated companies of the Comcast Content Business that were settled in connection with the Joint Venture Transaction.

(e)

The provision for income taxes of $18 million and $163 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, has been eliminated, as we are a limited liability company and will not incur any material current or deferred U.S. federal income taxes. Comcast has indemnified NBCUniversal Holdings and us with respect to the Comcast Content Business’ income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. The Comcast Content Business historical financial statements do not include material foreign taxes.

(5) Items Not Adjusted in Unaudited Pro Forma Financial Information

(a)

As a result of the Joint Venture Transaction, GE will no longer provide a number of corporate services to us, the cost of which was previously allocated to our historical financial statements. In the future, these services will be provided to us under new arrangements with GE, Comcast and third parties. No adjustment has been reflected in the pro forma statement of income for any differences between the amount of estimated costs that will be incurred as part of these new arrangements and the amounts of historically allocated corporate services costs from GE, as the difference is not deemed material.

(b)

We have not reflected any additional interest expense for borrowings of up to $750 million available under our revolving credit facility, as this facility was not drawn upon at the closing of the Joint Venture Transaction.

(c)

In connection with the Joint Venture Transaction, we have incurred and will continue to incur incremental transition and integration expenses, which have not been adjusted in the pro forma results above. Additionally, included in our consolidated statement of income are severance, retention and accelerated stock-based compensation expenses incurred as a result of the Joint Venture Transaction of $49 million and $55 million for the periods ended January 28, 2011 and March 31, 2011, respectively. We also have not made any adjustment to reflect any incremental executive compensation cost related to the changes in management in connection with the Joint Venture Transaction.

(d)

On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Following the closing, UCDP will become a wholly-owned consolidated subsidiary. For the three months ended March 31, 2011 and the year ended December 31, 2010, UCDP had revenue of $308.8 million and $1.1 billion, respectively. As of March 31, 2011, UCDP had total assets of $2.1 billion and long-term debt of $1.4 billion. We expect to fund this transaction with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a one-year $400 million subordinated note. Our unaudited pro forma financial information does not give effect to this transaction or the associated borrowings.

SELECTED HISTORICAL FINANCIAL INFORMATION

The table below sets forth our selected historical financial information. The selected historical financial information for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009 has been derived from our annual consolidated financial statements included elsewhere in this prospectus. The selected historical financial information as of December 31, 2008 and as of and for the years ended December 31, 2007 and 2006 has been derived from our annual consolidated financial statements not included in this prospectus. The selected historical financial information as of and for the three months ended March 31, 2011 and the three months ended March 31, 2010 has been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus.

The selected historical financial information presented below does not reflect the contribution of the Comcast Content Business on or prior to January 28, 2011 and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, all included elsewhere in this prospectus.

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor
	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010	Year Ended December 31
(in millions)				2010	2009	2008	2007	2006

	(unaudited)	(unaudited)	(unaudited)
Consolidated Statement of Income:
Revenue	$2,911	$1,206	$4,278	$16,590	$15,085	$16,802	$14,809	$15,383
Costs and expenses:
Operating costs and expenses	(2,519)	(1,171)	(4,029)	(14,037)	(12,870)	(13,943)	(11,803)	(12,729)
Depreciation	(47)	(19)	(56)	(252)	(242)	(242)	(210)	(186)
Amortization	(140)	(8)	(26)	(97)	(105)	(126)	(125)	(164)
	(2,706)	(1,198)	(4,111)	(14,386)	(13,217)	(14,311)	(12,138)	(13,079)
Operating income	205	8	167	2,204	1,868	2,491	2,671	2,304
Other income (expense):
Equity in income of investees, net	36	25	38	308	103	200	243	185
Other (loss) income, net	(16)	(29)	(12)	(29)	211	270	212	559
Interest income	3	4	12	55	55	110	106	80
Interest expense	(67)	(37)	(30)	(277)	(49)	(82)	(55)	(96)
Income (loss) before income taxes and noncontrolling interests	161	(29)	175	2,261	2,188	2,989	3,177	3,032
(Provision) benefit for income taxes	(23)	4	(59)	(745)	(872)	(1,147)	(1,014)	(1,016)
Net income (loss) before noncontrolling interests	138	(25)	116	1,516	1,316	1,842	2,163	2,016
Net (income) loss attributable to noncontrolling interests	(44)	2	(11)	(49)	(38)	(73)	(89)	(117)
Net income (loss) attributable to NBCUniversal	$94	$(23)	$105	$1,467	$1,278	$1,769	$2,074	$1,899

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor
	As of March 31, 2011	As of December 31
(in millions)		2010	2009	2008	2007	2006

	(unaudited)
Balance Sheet Information:
Cash and cash equivalents	$945	$1,084	$197	$319	$343	$425
Total assets	$46,779	$42,424	$34,139	$34,519	$34,344	$32,548
Total debt(a)	$9,136	$9,906	$1,685	$1,695	$1,691	$1,690
Total equity	$28,550	$23,817	$24,105	$24,714	$24,590	$23,339

(a)

Total debt in 2010 includes $816 million related to the senior secured note of Station Venture, which was classified as related party borrowings in our consolidated balance sheet at December 31, 2010. Effective upon closing of the Joint Venture Transaction, Station Venture has been deconsolidated due to a change in circumstances causing us to no longer be the primary beneficiary of the entity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and our pro forma financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors, including the factors we describe under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

Overview

We are one of the world’s leading media and entertainment companies. We develop, produce and distribute entertainment, news and information, sports and other content for global audiences, and we own and operate a diversified and integrated portfolio of some of the most recognizable media brands in the world.

On January 28, 2011, Comcast Corporation (“Comcast”) closed its transaction (the “Joint Venture Transaction”) with General Electric Company (“GE”) to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the Joint Venture Transaction, NBCUniversal, Inc. (our “Predecessor”) was converted into a Delaware limited liability company named NBCUniversal Media, LLC (“NBCUniversal”), which is a wholly owned subsidiary of NBCUniversal Holdings. Comcast contributed to NBCUniversal its national cable programming networks, including E!, Golf Channel, G4, Style and Versus, regional sports and news networks, consisting of ten regional sports networks and three regional news channels, certain of its Internet businesses, including DailyCandy and Fandango, and other related assets (the “Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment to GE of $6.2 billion, which included various transaction-related costs.

In connection with the Joint Venture Transaction, we issued senior notes in an aggregate principal amount of $4.0 billion on April 30, 2010 (the “April Notes”) and additional senior notes in an aggregate principal amount of $5.1 billion on October 4, 2010 (the “October Notes” and with the April Notes, collectively, the “Old Notes”), using $1.7 billion of the proceeds from the April Notes to repay existing indebtedness. We also distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction. In addition, on January 26, 2011, GE purchased Vivendi’s remaining interest in our Predecessor for $3.7 billion and made an additional payment to Vivendi of $222 million related to previously purchased shares.

The operating agreement of NBCUniversal Holdings (as amended, the “Operating Agreement”), which sets forth the governance and operation of NBCUniversal Holdings, among other things, gives GE certain rights to require NBCUniversal Holdings to purchase GE’s interest in NBCUniversal Holdings for cash. We also entered into transition services and other agreements with Comcast and GE relating to services Comcast and GE now provide to us. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction” for a detailed description of the Master Agreement, the Operating Agreement and other related agreements, including further information regarding the redemption rights of Comcast and GE.

Due to the change in control of our company from GE to Comcast, we remeasured our assets and liabilities to fair value as of January 28, 2011 to reflect Comcast’s basis in the assets and liabilities of our existing businesses. In valuing acquired assets and liabilities, fair value estimates are based on, but are not limited to, future expected cash flows, market rate assumptions for contractual obligations, actuarial assumptions for benefit plans and appropriate discount rates. The assets and liabilities of the Comcast Content Business contributed by Comcast have been reflected at their historical or carryover basis, as Comcast has maintained control of the Comcast Content Business. Historical financial information of NBCUniversal for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009, included elsewhere in this prospectus, does not reflect the contribution of the Comcast Content Business to our company and the remeasurement to fair value of our assets and liabilities. The impact of the Joint Venture Transaction is included in our consolidated results of operations after January 28, 2011. These results are discussed in more detail below under “Consolidated Historical Results of Operations.” See “Unaudited Pro Forma Financial Information” elsewhere in this prospectus for information about how the Joint Venture Transaction might have affected our historical consolidated statement of income if it had closed on January 1, 2010. Periods marked “Predecessor” in our interim condensed consolidated financial statements for the three months ended March 31, 2011 do not reflect the Joint Venture Transaction.

Our Businesses

Following the closing of the Joint Venture Transaction, we present our operations in four reportable segments: Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks. A brief discussion of our segments is presented below.

Cable Networks

Our Cable Networks segment consists primarily of our national cable entertainment networks (USA Network, Syfy, E!, Bravo, Oxygen, Style, G4, Chiller, Sleuth and Universal HD); our national news and information networks (CNBC, MSNBC and CNBC World); our national cable sports networks (Golf Channel and VERSUS); our regional sports and news networks; our international entertainment and news and information networks (including CNBC Europe, CNBC Asia and our Universal Networks International portfolio of networks); certain digital media properties consisting primarily of brand-aligned and other websites, such as DailyCandy, Fandango and iVillage; and our cable television production operations.

Revenue

Our Cable Networks segment primarily generates revenue from the distribution of our cable programming content and from the sale of advertising units. Distribution revenue is generated from distribution agreements with multichannel video providers. Advertising revenue is generated from the sale of commercial time on our national and international cable networks and related digital media properties. We also generate other revenue from the exploitation of our owned programming and the sale of our owned programming on standard-definition DVDs and high-definition Blu-ray discs (together, “DVDs”), electronic sell-through and other formats.

Distribution revenue is generally a function of the number of subscribers receiving our cable programming networks and the rates per subscriber for each of our cable networks. Our advertising revenue is generally based on network ratings, the value of our networks’ viewers to advertisers and the number of advertising units we can place in our cable programming networks’ programming schedules. Advertising revenue is affected by the strength of the advertising market, general economic conditions and the success of our programming. Our U.S. advertising revenue also is generally higher in the second and fourth quarters of each year due to seasonal increases in consumer advertising.

Operating Costs and Expenses

Our Cable Networks segment operating costs and expenses consist primarily of programming and production costs, advertising and marketing costs and other operating costs and expenses. Programming and production costs include the amortization of owned and acquired programming, direct production costs, residual and participation payments, production overhead and on-air talent costs. Advertising and marketing costs primarily consist of the costs incurred in promoting our cable programming networks, as well as the replication, distribution and marketing costs of DVDs, costs associated with digital media and costs of licensing our programming to third-party networks and other media platforms. Other operating costs and expenses include salaries, employee benefits, rent and other overhead costs.

Significant contractual commitments in our Cable Networks segment include the licensing of rights for multi-year programming of varying scope and duration with various sports teams, leagues and associations to broadcast and produce sporting events, which include events by the National Hockey League (“NHL”), National Basketball Association, Major League Baseball, Professional Golf Association (“PGA”) and WWE.

Broadcast Television

Our Broadcast Television segment consists primarily of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 16 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned and other websites. In January 2011, we entered into an agreement to sell one of our Telemundo-owned local television stations and placed the station in a divestiture trust on January 28, 2011, at which time we ceased to manage this station.

Revenue

Our Broadcast Television segment revenue primarily includes advertising revenue and content licensing revenue. Advertising revenue is generated from the sale of commercial time on our broadcast networks, owned local television stations and related digital media properties. Content licensing revenue includes content license fees and other revenue generated from the exploitation of our owned programming in the United States and internationally. We also generate other revenue from the sale of our owned programming on DVDs, electronic sell-through and other formats, and the licensing of our brands and characters for consumer products.

Our advertising revenue is generally based on audience ratings, the value of our broadcast networks’ and owned television stations’ viewers to advertisers and the number of advertising units we can place in our programming schedules. Advertising revenue is affected by the strength of the advertising market, general economic conditions, and the success of our programming. Our U.S. advertising revenue is generally higher in the second and fourth quarters of each year due to seasonal increases in consumer advertising. U.S. advertising revenue is also cyclical, benefitting in even numbered years from advertising placed by candidates for political office and issue oriented advertising and increased demand for advertising time during Olympics broadcasts. Content licensing revenue depends on the length and terms of the initial network license for our owned programming and our ability to subsequently license that programming to other networks, both in the U.S. and internationally, and to individual U.S. local television stations. In recent years, the production and distribution costs related to our owned programming have exceeded the license fees generated from the initial network license by an increasing amount. Exploitation of our owned programming after the initial network license is critical to its financial success. Other revenue from further exploitation of our owned programming and intellectual property is driven primarily by the popularity of our broadcast networks and programs and, therefore, fluctuates based on consumer spending and acceptance.

Operating Costs and Expenses

Our Broadcast Television segment operating costs and expenses consist primarily of programming and production costs, advertising and marketing costs and other operating costs and expenses. Programming and production costs relate to content originating on our broadcast networks and local owned television stations and include the amortization of owned and acquired programming, direct production costs, residual and participation payments, production overhead and on-air talent costs. Advertising and marketing costs primarily consist of the costs incurred in promoting our owned programming, as well as the replication, distribution and marketing costs of DVDs, costs associated with digital media, and costs of licensing our programming to third-parties and other media platforms. Other operating costs and expenses include salaries, employee benefits, rent and other overhead costs.

The significant contractual commitments in our Broadcast Television segment consist primarily of the licensing of rights for multi-year programming, such as the NFL, NHL, PGA and Olympics. We currently have an agreement with the NFL to produce and broadcast a specified number of regular season and playoff games, including NBC’s Sunday Night Football through the 2013-2014 season, the 2012 Super Bowl and the 2012, 2013 and 2014 Pro Bowls. The current collective bargaining agreement with the NFL players’ union expired at the end of the 2010-11 season. If the NFL player lockout continues, the number of NFL games that we broadcast, and our revenue from those broadcasts, may be reduced. The NFL would be required to credit or refund the rights fee attributable to the lost games to us, but could apportion the credit or refund throughout the remaining term of our agreement. The timing of such payments and refunds could have an impact on our cash flows during the relevant period. We also have an agreement for the broadcast rights to the 2012 London Olympic Games. On June 7, 2011, the International Olympic Committee accepted our bid of $4.38 billion in the aggregate for the U.S. broadcast rights to the 2014 Sochi Olympic Games, the 2016 Rio de Janeiro Olympic Games, the 2018 Winter Olympic Games and the 2020 Summer Olympic Games. The majority of the Olympics-related cash payments will be made around the time the associated revenue is collected.

Filmed Entertainment

Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

Revenue

Our Filmed Entertainment segment revenue consists primarily of theatrical revenue, content licensing revenue and home entertainment revenue. Theatrical revenue is generated from the worldwide theatrical release of our owned and acquired films. Content licensing revenue is generated primarily from the licensing of our owned and acquired films to pay and advertising-supported television distribution platforms. Home entertainment revenue is generated from the licensing or sale of our owned and acquired films through DVD sales to retail stores and through digital media platforms, including electronic sell-through. We also generate other revenue from distributing third parties’ filmed entertainment, producing stage plays, publishing music and licensing consumer products.

Revenue in our Filmed Entertainment segment is significantly affected by the timing and number of our theatrical and home entertainment releases, as well as their acceptance by consumers. Theatrical and home entertainment release dates are determined by several factors, including production schedules, vacation and holiday periods and the timing of competitive releases. As a result, revenue may fluctuate from period to period and is generally highest in the fourth quarter of each year. Theatrical revenue is a function of the number of exhibition screens, ticket prices, the percentage of ticket sale retention by theatrical exhibitors and the popularity of competing films at the time our films are released. The theatrical success of a film is a significant factor in determining the revenue a film is likely to generate in succeeding distribution platforms.

Our home entertainment revenue has been negatively affected by declines in DVD sales, both in the United States and internationally. Several factors have contributed to these declines, including weak economic conditions, the maturation of the standard-definition DVD format, piracy and intense competition for consumer discretionary spending and leisure time. DVD sales have also been negatively affected by an increasing shift by consumers toward subscription rental services, discount rental kiosks and digital forms of entertainment, such as video on demand services, which generate less revenue per transaction than DVD sales. Although certain favorable trends, such as growth in the sale of higher priced high-definition DVDs and growth in electronic sell-through, are expected to continue, we expect overall home entertainment revenue in 2011 will continue to be negatively affected by an overall decline in DVD sales.

Operating Costs and Expenses

Our Filmed Entertainment segment operating costs and expenses consist primarily of amortization of capitalized film production and acquisition costs, residual and participation payments, and distribution and marketing costs. Residual payments represent amounts payable to certain of our employees who are represented by labor unions or guilds, such as the Writers Guild of America, Screen Actors Guild and the Directors Guild of America, and are based on post-theatrical revenue. Participation payments are primarily based on film performance and represent contingent consideration payable to creative talent and other parties involved in the production of a film (including producers, writers, directors, actors, and technical and production personnel) under employment or other agreements and to our film co-financing partners under co-financing agreements. Distribution and marketing costs consist primarily of the costs associated with theatrical prints and advertising (“P&A”) and the replication, distribution and marketing of DVDs. Other operating costs and expenses in our Filmed Entertainment segment include salaries, employee benefits, rent and other overhead costs.

We incur significant marketing costs before and throughout the theatrical release of a film and in connection with the release of a film on other distribution platforms. As a result, we generally incur losses on a film prior to and during the film’s theatrical exhibition and may not realize profits, if any, until the film generates home entertainment and content licensing revenue.

The costs of producing and marketing films have generally increased in recent years and may continue to increase in the future, particularly if competition within the filmed entertainment industry continues to intensify.

Theme Parks

Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. We also have a 50% equity interest in, and receive special and other fees from, Universal City Development Partners (“UCDP”), which owns Universal Studios Florida and Universal’s Islands of Adventure in Orlando, Florida. The income from this equity investment and other related properties (collectively, the “Orlando Parks”) is included in operating income (loss) before depreciation and amortization for the Theme Parks segment. On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Following the closing, UCDP will become a wholly-owned consolidated subsidiary. For the three months ended March 31, 2011 and the year ended December 31, 2010, UCDP had revenue of $308.8 million and $1.1 billion, respectively. As of March 31, 2011, UCDP had total assets of $2.1 billion and long-term debt of $1.4 billion. We expect to fund this transaction with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a one-year $400 million subordinated note.

Revenue

Our Theme Parks segment revenue is generated primarily from theme park attendance and related per capita spending, including ticket sales and in-park spending on food, beverage and merchandise, as well as from management, licensing and other fees.

Attendance at our theme parks and per capita spending depend heavily on the general environment for travel and tourism, including consumer spending on travel and other recreational activities. Revenue in our theme parks business fluctuates with the changes in theme park attendance that result from the seasonal nature of vacation travel, local entertainment offerings and seasonal weather variations. Our theme parks experience peak attendance generally during the summer months when school vacations occur and during early winter and spring holiday periods. License and other fees relate primarily to our agreements with third parties that operate the Universal Studios Japan and the Universal Studios Singapore theme parks to license the Universal Studios brand name, certain characters and other intellectual property.

Operating Costs and Expenses

Our Theme Parks segment operating costs and expenses consist primarily of theme park operations, including repairs and maintenance and related administrative expenses; costs of food, beverage and merchandise; labor costs; and sales and marketing costs. We expect operating costs and expenses in our Theme Parks segment to increase due to our continued investment in and promotion of new attractions.

Headquarters and Other

Revenue in Headquarters and Other primarily relates to management fees we charge to some of our equity method investments. Headquarters and Other operating costs and expenses include costs that are not allocated to our four reportable segments. These costs primarily include overhead, employee benefit costs, costs allocated from both Comcast and GE, expenses related to the Joint Venture Transaction, and other corporate initiatives.

Headquarters and Other includes the majority of our equity method investments, such as A&E Television Networks (“AETN”), The Weather Channel and MSNBC.com. As discussed above, our equity investment in the Orlando Parks is included in our Theme Parks segment. The performance of our equity method investments is discussed below under “Equity in Income of Investees, Net.”

Consolidated Historical Operating Results

The information below has been derived from our consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with the additional information regarding our results of operations by segment set forth under “—Results of Operations by Segment.”

Comparison of Three Months Ended March 31, 2011 and 2010

The following table sets forth our results of operations as reported in our interim condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires that we separately present our results for the periods from January 1, 2011 to January 28, 2011 (the “Predecessor period”) and from January 29, 2011 to March 31, 2011 (the “Successor period”). Management believes reviewing our operating results for the three months ended March 31, 2011 by combining the results of the Predecessor and Successor periods is more useful in identifying any trends in, or reaching conclusions regarding, our overall operating performance, and performs reviews at that level. Accordingly, in addition to presenting our results of operations as reported in our interim condensed consolidated financial statements in accordance with GAAP, the table below presents the non-GAAP combined results for the three months ended March 31, 2011, which are also the periods we compare when computing percentage change from prior year, as we believe this presentation provides the most meaningful basis for comparison of our results. The combined operating results may not reflect the actual results we would have achieved had the Joint Venture Transaction closed prior to January 28, 2011 and may not be predictive of future results of operations. See “Unaudited Pro Forma Financial Information” elsewhere in this prospectus for information about how the Joint Venture Transaction might have affected our historical consolidated statement of income information if it had closed on January 1, 2010.

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	% Change
Revenue	$2,911	$1,206	$4,117	$4,278	(4)%
Costs and expenses:
Operating costs and expenses	(2,519)	(1,171)	(3,690)	(4,029)	(8)%
Depreciation	(47)	(19)	(66)	(56)	18%
Amortization	(140)	(8)	(148)	(26)	NM
	(2,706)	(1,198)	(3,904)	(4,111)	(5)%
Operating income	205	8	213	167	28%
Other income (expense):
Equity in income of investees, net	36	25	61	38	61%
Other (loss), net	(16)	(29)	(45)	(12)	NM
Interest income	3	4	7	12	(42)%
Interest expense	(67)	(37)	(104)	(30)	NM
Income (loss) before income taxes and noncontrolling interests	161	(29)	132	175	(25)%
(Provision) benefit for income taxes	(23)	4	(19)	(59)	(68)%
Net income (loss) before noncontrolling interests	138	(25)	113	116	(3)%
Net (income) loss attributable to noncontrolling interests	(44)	2	(42)	(11)	NM
Net income (loss) attributable to NBCUniversal	$94	$(23)	$71	$105	(32)%

NM	= Not meaningful

Revenue

The decrease in revenue for the three months ended March 31, 2011 was driven by decreases in our Broadcast Television segment (primarily as a result of the absence of the 2010 Vancouver Olympic Games) and Filmed Entertainment segment of $726 million and $86 million, respectively. This decrease was offset in part by increases in our Cable Networks and Theme Parks segments of $644 million and $13 million, respectively. The $644 million increase in our Cable Networks segment includes $511 million in revenue from the Comcast Content Business for the Successor period. See “—Results of Operations by Segment” for further discussion of our segment revenue.

Operating Costs and Expenses

The decrease in operating costs and expenses for the three months ended March 31, 2011 was driven primarily by the following: (i) decrease in program costs due to the absence of the 2010 Vancouver Olympic Games in our Broadcast Television segment, (ii) increased programming, distribution and marketing expenses in our Cable Networks and Filmed Entertainment segments and (iii) $104 million of one-time, non-recurring expenses due to the closing of the Joint Venture Transaction for executive severance, retention and accelerated stock-based compensation expense. The increase in operating costs and expenses in our Cable Networks segment includes $239 million of operating costs and expenses from the Comcast Content Business for the Successor period.

Depreciation and Amortization

The increase in the depreciation expense for the three months ended March 31, 2011 was driven by the incremental depreciation expense associated with the Comcast Content Business in the period. Approximately $110 million of the increase in amortization expense for the three months ended March 31, 2011 resulted from incremental amortization of the fair value adjustments for finite-lived intangible assets.

Equity in Income of Investees, Net

Equity in income of investees represents our share of the operating results of our equity investments. The increase for the three months ended March 31, 2011 is attributable primarily to increased equity income from the Orlando Parks of $42 million due primarily to the opening of The Wizarding World of Harry Potter in June 2010. The increase was offset by a decrease of $13 million in equity income of The Weather Channel and approximately $12 million of incremental amortization of the increased fair value of our investments recorded as a result of the Joint Venture Transaction.

Other (Loss), Net

The increase in other loss for the three months ended March 31, 2011 relates primarily to the $27 million goodwill impairment recorded in January 2011 related to our agreement to sell an independent Spanish language television station. The station was placed into a divesture trust in January 2011, and we no longer manage this station.

Interest Income and Interest Expense

The decrease in interest income for the three months ended March 31, 2011 was driven by the discontinuance of our domestic and international cash pooling arrangements with GE at the closing of the Joint Venture Transaction. The increase in interest expense for the three months ended March 31, 2011 was driven by approximately $70 million of interest expense associated with the issuance of $9.1 billion of Old Notes in April and October 2010 compared with $1.7 billion of borrowings outstanding under a bank facility during the three months ended March 31, 2010.

Provision for Income Taxes

As a result of the closing of the Joint Venture Transaction, we converted into a Delaware limited liability company and our company is disregarded for federal tax purposes as an entity separate from NBCUniversal Holdings, a tax partnership. NBCUniversal and our subsidiaries will not incur any current or deferred U.S. federal income taxes. Our tax liability is comprised primarily of withholding and income taxes on foreign earnings. The decrease in our provision for income taxes for the three months ended March 31, 2011 is reflective of these changes in our tax status.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased $31 million for the three months ended March 31, 2011 primarily as a result of income associated with noncontrolling interests in the regional sports networks contributed by Comcast as part of the Joint Venture Transaction. The increase also reflects the interest of Station Venture Holdings, LLC (“Station Venture”), a variable interest entity, in our consolidated subsidiary, Station Venture Operations, LP (“Station LP”), which is recorded as noncontrolling interest in 2011 following the Joint Venture Transaction due to the deconsolidation of Station Venture. See “—Contractual and Other Obligations—Contingent Commitments and Contractual Guarantees—Station Venture.”

Comparison of Years Ended December 31, 2010, 2009 and 2008

The table below summarizes our Predecessor’s historical results of operations for the years ended December 31, 2010, 2009 and 2008.

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue	$16,590	$15,085	$16,802	10%	(10)%
Costs and Expenses:
Operating costs and expenses	(14,037)	(12,870)	(13,943)	9%	(8)%
Depreciation	(252)	(242)	(242)	4%	—
Amortization	(97)	(105)	(126)	(8)%	(17)%
	(14,386)	(13,217)	(14,311)	9%	(8)%
Operating income	2,204	1,868	2,491	18%	(25)%
Other income (expense):
Equity in income of investees, net	308	103	200	NM	(49)%
Other (loss) income, net	(29)	211	270	(114)%	(22)%
Interest income	55	55	110	—	(50)%
Interest expense	(277)	(49)	(82)	NM	(40)%
Income before income taxes and noncontrolling interests	2,261	2,188	2,989	3%	(27)%
Provision for income taxes	(745)	(872)	(1,147)	(15)%	(24)%
Net income before noncontrolling interests	1,516	1,316	1,842	15%	(29)%
Net (income) attributable to noncontrolling interests	(49)	(38)	(73)	29%	(48)%
Net income attributable to NBC Universal, Inc. stockholders	$1,467	$1,278	$1,769	15%	(28)%

NM	= Not meaningful

Revenue

The increase in revenue in 2010 was driven by increases in all of our segments. Revenue in our Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks segments increased $367 million, $722 million, $356 million and $90 million, respectively.

The decrease in revenue in 2009 was driven primarily by decreases in our Broadcast Television, Filmed Entertainment and Theme Parks segments of $1,041 million, $895 million and $29 million, respectively, offset by an increase in our Cable Networks segment of $237 million.

See “—Results of Operations by Segment” for further discussion of our segment revenue.

Operating Costs and Expenses

The increase in operating costs and expenses in 2010 was driven primarily by the following: (i) in our Broadcast Television segment, higher programming and production costs associated with the 2010 Vancouver Olympic Games, offset by lower sports rights costs associated with the absence of the 2009 Super Bowl, (ii) in our Filmed Entertainment segment, higher amortization of production costs, (iii) in our Cable Networks and Broadcast Television segments, higher advertising, marketing and promotion expenses, and (iv) higher other expenses across our businesses.

The decrease in operating costs and expenses in 2009 was driven primarily by the following: (i) in our Broadcast Television segments, lower programming and production costs due to the absence of the 2008 Beijing Olympic Games, partially offset by an increase in production and programming costs due to increased production volume at our Broadcast Television studio operations, and increased sports rights costs; (ii) in our Filmed Entertainment segment, lower amortization of theatrical, home entertainment and content licensing costs, which correlated with the decreased revenue in each of these areas; (iii) in our Theme Parks segment, lower costs resulting from lower attendance at our Hollywood theme park; and (iv) lower other expenses across our businesses.

Depreciation and Amortization

Depreciation and amortization expenses were relatively unchanged in 2010 and 2009 due to consistent capital expenditures compared to the respective prior year.

Equity in Income of Investees, Net

Equity in income of investees represents our share of the operating results of our equity investments. The increase in 2010 was primarily attributable to increases from the Orlando Parks of $85 million, primarily related to the opening in June 2010 of The Wizarding World of Harry Potter. Additional increases resulted from improved performance of our investments in AETN and Hulu, which collectively contributed an incremental increase of $63 million, and a $28 million increase due to the consolidation in 2010 of Station Venture, which had been accounted for as an equity method investment in 2009, and which has been incurring losses.

The decrease in equity in income of investees in 2009 was driven primarily by greater losses from our interest in Station Venture and lower income from our interest in the Orlando Parks as a result of reduced attendance and the impact of costs associated with the refinancing of UCDP’s debt in the fourth quarter of 2009.

Other (Loss) Income, Net

In 2010, other income decreased $240 million due to the absence of a significant noncash gain of $600 million recorded in 2009 related to equity transactions at two of our investees, which was partially offset by $330 million of other-than-temporary impairments of our investments in ION Media Networks and The Weather Channel. In June 2010, we adjusted the calculation of the gain that we recorded on one of the 2009 equity transactions, which resulted in a $24 million noncash loss.

The decrease in other income in 2009 was driven primarily by larger noncash impairments in 2009 of certain of our equity method investments, including $159 million related to ION Media Networks, $154 million related to The Weather Channel and $132 million related to New Delhi Television Networks B.V., compared to 2008 impairments of $148 million related to ION Media Networks and $69 million related to ValueVision Media, Inc. The increase in impairment losses was partially offset by an increase in non-operating gains from 2008 to 2009. In the third quarter of 2009, we recognized a $552 million gain in connection with the combination of AETN and

Lifetime Networks (see Note 15 to our annual consolidated financial statements included elsewhere in this prospectus). In 2008, we recognized a $409 million gain in connection with receipt of insurance proceeds related to the June 2008 fire at the Universal Studios back lot, as well as an $84 million pretax gain on the sale of the Sundance Channel.

Interest Income and Interest Expense

The increase in interest expense in 2010 was primarily due to $189 million of interest expense related to the issuance of $9.1 billion of the Old Notes. Additionally, in 2010 as a result of the consolidation of Station Venture, we recorded $67 million of interest expense associated with an $816 million Station Venture note (the “Venture Note”), our share of which was reflected within equity in income of investees in 2009. Station Venture was accounted for as an equity method investment in 2009 and subsequently consolidated as the result of the adoption of new accounting guidance on January 1, 2010.

The decreases in interest income and interest expense in 2009 were primarily the result of lower effective interest rates in 2009. Our interest income and expense in 2009 and 2008 was driven primarily by the level of lending and borrowings within our domestic and international cash pooling arrangements with GE, and the interest expense associated with the Two-Year Term Loan Agreement, which had an outstanding balance of $1.685 billion as of December 31, 2009.

Provision for Income Taxes

The decrease in the provision for income taxes in 2010 was primarily the result of several contributing factors, including favorable legislation that increased the tax benefit for domestic production activities, a decrease in the state rate of approximately 1%, and the favorable settlement of state tax reserves. As a result of the foregoing factors, the effective tax rate for the year ended December 31, 2010 decreased to 32.96% from 39.88% for 2009.

The decrease in the provision for income taxes in 2009 was primarily the result of a decrease in income before income taxes as well as benefits relating to favorable state tax legislative changes and the impact of increased tax expense in 2008 related to the sale of the Sundance Channel. The decrease was partially offset by reduced benefits in 2009 associated with domestic production and export incentives, the inclusion in 2008 of benefits relating to a restructuring of our business and certain benefits relating to favorable audit settlements. As a result of the foregoing factors, the effective tax rate for the year ended December 31, 2009 increased to 39.88% from 38.35% for 2008.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased slightly in 2010 as a result of an increase in net income associated with stage plays in our Filmed Entertainment segment, which was primarily offset by a reduction in the income attributable to noncontrolling interests of Station LP, following the consolidation in 2010 of its parent company, Station Venture.

The decrease in net income attributable to noncontrolling interests in 2009 was primarily the result of a reduction in the income of Station LP from $64 million in 2008, to $31 million in 2009, primarily driven by the impact of the economic downturn on local advertising rates.

Segment Operating Results

Following the closing of the Joint Venture Transaction, we present our operations in four reportable segments: Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks to reflect the way in which we now manage and allocate resources and capital in our company.

We also revised our primary measure of operating performance of our segments to operating income (loss) before depreciation and amortization to better align our company with how Comcast assesses the operating performance of its segments. Operating income (loss) before depreciation and amortization excludes impairments related to fixed and intangible assets and gains or losses from the sale of assets, if any. In our Theme Parks segment, we also include equity in income (loss) of investees attributable to our investments in the Orlando Parks in measuring operating income (loss) before depreciation and amortization, due to the significance of the Orlando Parks to the Theme Parks segment itself. In evaluating the profitability of our segments, the components of net income (loss) excluded from operating income (loss) before depreciation and amortization are not separately evaluated by our management.

We believe that this measure is useful to investors because it allows them to evaluate changes in the results of our segments separate from factors outside our normal business operations that affect net income, such as amortization of intangible assets. As a result, a significant portion of the impact of the application of acquisition accounting related to the Joint Venture Transaction is excluded from operating income (loss) before depreciation and amortization. All periods presented within this section have been recast to reflect our new reportable segments and segment performance measure.

The following section provides an analysis of the results of operations for each of our four segments for the periods indicated.

Comparison of Three Months Ended March 31, 2011 and 2010

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	% Change
Revenue
Cable Networks	$1,400	$389	$1,789	$1,145	56%
Broadcast Television	888	464	1,352	2,078	(35)%
Filmed Entertainment	622	353	975	1,061	(8)%
Theme Parks	68	27	95	82	16%
Headquarters and Other	11	5	16	15	7%
Eliminations	(78)	(32)	(110)	(103)	7%
Total	$2,911	$1,206	$4,117	$4,278	(4)%
Operating income (loss) before depreciation and amortization
Cable Networks	599	143	742	543	37%
Broadcast Television	35	(16)	19	(204)	109%
Filmed Entertainment	(143)	1	(142)	4	NM
Theme Parks	33	11	44	3	NM
Headquarters, Other and Eliminations	(132)	(104)	(236)	(97)	143%
Total	$392	$35	$427	$249	71%

NM	= Not meaningful

Refer to Note 16 to our interim condensed consolidated financial statements, included elsewhere in this prospectus, for a reconciliation of operating income (loss) before depreciation and amortization to income before income taxes and noncontrolling interests in our consolidated statement of income.

Cable Networks

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	% Change
Revenue
Distribution	$766	$188	$954	$584	63%
Advertising	538	162	700	470	49%
Other	96	39	135	91	48%
Total revenue	1,400	389	1,789	1,145	56%
Operating costs and expenses	(801)	(246)	(1,047)	(602)	74%
Operating income before depreciation and amortization	$599	$143	$742	$543	37%

Revenue

Revenue for the Successor period ended March 31, 2011 includes $327 million, $155 million and $29 million of distribution, advertising and other revenue, respectively, attributable to the Comcast Content Business. Excluding this impact, distribution revenue increased due to rate increases across our cable networks and an increase in the number of subscribers. In addition, advertising revenue increased primarily driven by growth in price and volume. Other revenue increased primarily due to the domestic, international and online exploitation of our owned content.

Operating Costs and Expenses

Operating costs and expenses for the Successor period ended March 31, 2011 include $239 million related to the Comcast Content Business. Excluding this impact, operating costs and expenses increased due to higher programming and production expenses associated with an increase in the volume of original content productions, increased advertising, marketing and promotion expenses and higher administrative and other expenses.

Broadcast Television

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	% Change
Revenue
Advertising	$595	$315	$910	$1,450	(37)%
Content licensing	219	105	324	314	3%
Other	74	44	118	314	(62)%
Total revenue	888	464	1,352	2,078	(35)%
Operating costs and expenses	(853)	(480)	(1,333)	(2,282)	(42)%
Operating income (loss) before depreciation and amortization	$35	$(16)	$19	$(204)	109%

Revenue

The decreases in advertising revenue and other revenue for the three months ended March 31, 2011 are driven primarily by the absence of the 2010 Vancouver Olympic Games, which generated $782 million of revenue in the comparable prior year period. Excluding this impact, advertising revenue increased $59 million due to increased price and volume mix despite lower ratings. Content licensing revenue increased slightly over the prior year offset in part by lower syndication.

Operating Costs and Expenses

The decrease in operating costs and expenses for the three months ended March 31, 2011 is driven by lower programming expenses associated with the 2010 Vancouver Olympic Games of $1.004 billion. Excluding the impact of the Olympic Games, programming and production and advertising expenses increased $86 million, partially offset by lower administrative and other expenses.

Filmed Entertainment

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	% Change
Revenue
Theatrical	$119	$58	$177	$213	(17)%
Content licensing	218	170	388	312	24%
Home entertainment	207	97	304	401	(24)%
Other	78	28	106	135	(21)%
Total revenue	622	353	975	1,061	(8)%
Operating costs and expenses	(765)	(352)	(1,117)	(1,057)	6%
Operating (loss) income before depreciation and amortization	$(143)	$1	$(142)	$4	NM

NM	= Not meaningful

Revenue

The decrease in theatrical revenue for the three months ended March 31, 2011 is due to the underperformance of the theatrical releases in our 2011 slate, including The Dilemma and Sanctum, versus the same period in the prior year. Content licensing revenue increased for the three months ended March 31, 2011 primarily due to increases in licensing of our film products on free and pay television platforms, which was slightly offset by decreases in other revenue due to lower performance of our stage plays. Home entertainment revenue decreased, primarily driven by fewer lead title releases in the three months ended March 31, 2011 versus the same period in the prior year, which had included the release of Couples Retreat as well as continuing revenue from the fourth quarter 2009 release of Inglourious Basterds and Public Enemies.

Operating Costs and Expenses

The increase in operating costs and expenses for the three months ended March 31, 2011 is due to an increase in distribution and marketing costs associated with promoting theatrical releases in the second quarter of 2011, which was offset by lower amortization costs resulting from lower theatrical and home entertainment revenue.

Theme Parks

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	% Change
Revenue	$68	$27	$95	$82	16%
Operating costs and expenses	(47)	(22)	(69)	(60)	15%
Equity in income of the Orlando Parks	12	6	18	(19)	NM
Operating income before depreciation and amortization	$33	$11	$44	$3	NM

NM	= Not meaningful

Revenue

Revenue increased for the three months ended March 31, 2011 as a result of increased attendance and per-capita spending in our Hollywood theme park, driven in part by new attractions such as King Kong. Incremental management fees from our investment in the Orlando Parks also contributed to the increase in revenue, which was slightly offset by a decrease in international licensing fees for the three months ended March 31, 2011.

Operating Costs and Expenses

The increase in operating costs and expenses for the three months ended March 31, 2011 is consistent with the significant increase in attendance and per capita spending in the Hollywood theme park.

Equity in Income of Investees, Net

Equity in income of investees increased for the three months ended March 31, 2011 due to significant increases in attendance at our Orlando Parks, primarily related to the opening of the new attraction Wizarding World of Harry Potter in June 2010. The loss for the three months ended March 31, 2010 was due in large part to increased marketing and promotion expenses and decreased attendance in anticipation of the opening of the attraction last year. The $42 million increase in equity income for the three months ended March 31, 2011 was offset by $5 million of amortization in the period due to the increase in the fair value of our investment recorded as a result of the closing of the Joint Venture Transaction.

Years Ended December 31, 2010, 2009 and 2008

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue
Cable Networks	$4,954	$4,587	$4,350	8%	5%
Broadcast Television	6,888	6,166	7,207	12%	(14)%
Filmed Entertainment	4,576	4,220	5,115	8%	(17)%
Theme Parks	522	432	461	21%	(6)%
Headquarters and Other	79	78	77	1%	1%
Eliminations	(429)	(398)	(408)	8%	(2)%
Total revenue	$16,590	$15,085	$16,802	10%	(10)%
Operating income (loss) before depreciation and amortization
Cable Networks	$2,347	$2,135	$2,092	10%	2%
Broadcast Television	124	445	611	(72)%	(27)%
Filmed Entertainment	290	39	648	NM	(94)%
Theme Parks	291	173	208	68%	(17)%
Headquarters, Other and Eliminations	(499)	(577)	(700)	(14)%	(18)%
Total operating income before depreciation and amortization	$2,553	$2,215	$2,859	15%	(23)%

NM	= Not meaningful

Refer to Note 18 to our annual consolidated financial statements, included elsewhere in this prospectus, for a reconciliation of operating income (loss) before depreciation and amortization to income before income taxes and noncontrolling interests in our consolidated statement of income.

Cable Networks

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue
Distribution	$2,366	$2,220	$2,103	7%	6%
Advertising	2,170	2,006	1,961	8%	2%
Other	418	361	286	16%	26%
Total revenue	$4,954	$4,587	$4,350	8%	5%

Operating costs and expenses	(2,607)	(2,452)	(2,258)	6%	9%
Operating income before depreciation and amortization	$2,347	$2,135	$2,092	10%	2%

Revenue

Distribution revenue increased in 2010 primarily due to rate increases across our cable programming networks, as well as an increase in the number of subscribers. Advertising revenue increased in 2010 primarily due to improvements in the overall television advertising market, partially offset by lower ratings at some of our cable programming networks. Other revenue increased primarily due to the international and online exploitation of our owned content.

Distribution revenue in 2009 increased primarily due to increases in distribution revenue driven by rate increases across our cable networks, as well as increased subscribers. Advertising revenue also increased in 2009, primarily due to higher ratings and improved advertising rates at our national cable entertainment networks. This increase was partially offset by lower ratings at our national news and information networks. Other revenue increased primarily due to the international and online exploitation of our owned content.

Operating Costs and Expenses

Operating costs and expenses increased in 2010 due primarily to higher programming and production costs associated with an increase in volume of original content productions and increased advertising and promotion costs.

The increase in 2009 was due primarily to higher programming and production costs, partially offset by a decrease in other expenses, which was due primarily to reduced discretionary spending to help offset the effects of the economic downturn.

Broadcast Television

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue
Advertising	$4,813	$4,164	$5,197	16%	(20)%
Content licensing	1,232	1,318	1,050	(7)%	26%
Other	843	684	960	23%	(29)%
Total revenue	$6,888	$6,166	$7,207	12%	(14)%
Operating costs and expenses	(6,764)	(5,721)	(6,596)	18%	(13)%
Operating income before depreciation and amortization	$124	$445	$611	(72)%	(27)%

Revenue

The increase in revenue in 2010 was driven by $782 million of advertising and other revenue associated with the 2010 Vancouver Olympic Games. Excluding the impact of the Olympic Games, revenue decreased approximately $60 million primarily as a result of a decrease in content licensing revenue, offset by higher advertising and other revenue. The increase in advertising revenue was driven by a better performance at our owned local television stations resulting from improved economic conditions and political advertising for the 2010 election cycle, offset by the absence of the Super Bowl, which we did not broadcast in 2010, and lower ratings at the NBC Network.

The decrease in revenue in 2009 was driven primarily by the absence of advertising revenue associated with the 2008 Beijing Olympic Games of $1.025 billion. Excluding the impact of the Olympic Games, revenue decreased $16 million, driven primarily by higher content licensing revenue, partially offset by lower advertising revenue, largely at the NBC Network and at our owned local television stations. Increased content licensing revenue reflected higher license fees for our owned content, primarily House and The Office. Lower advertising revenue reflected lower primetime ratings and overall decreased pricing resulting from the economic downturn, as well as lower political advertising revenue due to the absence of the 2008 elections. These decreases were partially offset by higher advertising revenue associated with our broadcast of the Super Bowl in 2009, which we did not broadcast in 2008.

Operating Costs and Expenses

The increase in operating costs and expenses in 2010 was driven primarily by the rights expense and operating costs associated with the 2010 Vancouver Olympic Games of $1.043 billion. Excluding the impact of the Olympic Games, operating costs and expenses were stable with lower programming and production costs and lower other expenses offset by higher advertising and promotion expenses. The decrease in programming and production costs was primarily driven by the absence of the production costs associated with the 2009 Super Bowl, as well as a decrease in the volume of primetime shows and number of episodes at the NBC Network in the first half of 2010, partially offset by a higher per episode cost for the fall season. These decreases were partially offset by increased coverage costs for news events in 2010.

The decrease in operating costs and expenses in 2009 was driven primarily by the absence of programming and production costs associated with the 2008 Beijing Olympic Games of $1.178 billion. Excluding the impact of the Olympic Games, operating costs and expenses increased $303 million, driven primarily by higher programming and production costs, including related to the 2009 Super Bowl, partially offset by lower other expenses driven primarily by reduced discretionary spending to help offset the effects of the economic downturn.

Filmed Entertainment

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue
Theatrical	$900	$835	$1,252	8%	(33)%
Content licensing	1,336	1,261	1,335	6%	(6)%
Home entertainment	1,732	1,831	2,239	(5)%	(18)%
Other	608	293	289	108%	1%
Total revenue	$4,576	$4,220	$5,115	8%	(17)%
Operating costs and expenses	(4,286)	(4,181)	(4,467)	3%	(6)%
Operating income before depreciation and amortization	$290	$39	$648	644%	(94)%

Revenue

The increase in revenue in 2010 was primarily driven by increases in theatrical revenue and content licensing revenue, as well as increased revenue associated with stage plays, offset by a decrease in home entertainment revenue. The increase in theatrical revenue was due primarily to an improved performance of our 2010 theatrical releases, primarily driven by Despicable Me, Robin Hood, Wolfman and Little Fockers, along with carryover performance of the December 2009 release of It’s Complicated, compared to our 2009 releases. The increase in content licensing revenue was driven by higher international pay television revenue and domestic advertising-supported content licensing revenue due to the change in the composition of films available in 2010 compared to 2009. The decrease in home entertainment revenue was driven by a reduction in the direct-to-video titles and a reduction in DVD catalog sales, particularly in international markets, offset by an increase in sales of lead titles, including Despicable Me.

The decrease in revenue in 2009 was driven primarily by decreases in theatrical, home entertainment and content licensing revenue. The decrease in theatrical revenue was driven primarily by the lower performance of our 2009 theatrical slate, which included Fast & Furious, Public Enemies and Couples Retreat, compared to 2008 titles, which included strong performances from The Incredible Hulk, Wanted, Mamma Mia! and Mummy: Tomb of the Dragon Emperor. The decrease in content licensing revenue was driven primarily by lower domestic and international content licensing revenue in both advertising-supported and pay television platforms due to the change in composition of films available in 2009 compared to 2008. The decrease in home entertainment revenue was driven primarily by fewer new releases and their performance, as well as lower worldwide DVD sales reflecting the overall decline in industry-wide DVD sales, which were negatively affected by global economic conditions throughout 2009.

Operating Costs and Expenses

The increase in operating costs and expenses in 2010 was driven primarily by higher amortization expense, which correlated to the increase in theatrical revenue, as well as increased costs associated with stage plays. These increases were offset in part by lower theatrical P&A costs based on the timing, quantity and composition of our 2010 releases, as well as lower replication, distribution and marketing costs associated with the decline in DVD sales.

The decrease in operating costs and expenses in 2009 was driven primarily by lower amortization of programming and production costs as a result of corresponding decreases in theatrical, home entertainment and content licensing revenue. In addition, advertising and marketing costs were lower based on the timing and quantity of our 2009 theatrical slate and reduced demand for DVDs.

Theme Parks

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue	$522	$432	$461	21%	(6)%
Operating costs and expenses	(320)	(263)	(294)	22%	(11)%
Equity in income of the Orlando Parks	89	4	41	NM	(90)%
Operating income before depreciation and amortization	$291	$173	$208	68%	(17)%

NM	= Not meaningful

Revenue

The increase in revenue in 2010 was driven primarily by higher attendance at our Hollywood theme park due in part to the new King Kong attraction, which opened in the beginning of the third quarter of 2010. In addition, revenue from international licensing and other fees increased as a result of the opening of Universal Studios Singapore in early 2010 and incremental management fees from our investment in the Orlando Parks.

The decrease in revenue in 2009 was driven primarily by lower attendance and decreased per capita spending at our Hollywood theme park, as the U.S. economy continued to suffer from decreased consumer discretionary spending.

Operating Costs and Expenses

The increase in operating costs and expenses in 2010 was primarily driven by increased costs associated with increased attendance at our Hollywood theme park, as well as additional marketing costs associated with promoting the King Kong attraction.

The decrease in Theme Parks operating costs and expenses in 2009 was driven by lower marketing and administrative costs and lower variable operating costs as a result of the decreased attendance at our Hollywood theme park.

Equity in Income of Investees, Net

Equity in income of investees represents our share of the operating results of our investment in the Orlando Parks. The increase in 2010 resulted from an increase in operating performance in the second half of 2010 primarily due to the opening of The Wizarding World of Harry Potter, a new attraction that opened in June 2010.

The decrease in 2009 associated with the Orlando Parks was primarily driven by lower attendance as a result of the economic downturn and costs associated with the refinancing of UCDP’s debt in the fourth quarter of 2009. The impact of the decreased operating performance was partially offset by significant cost reductions.

Supplemental Information for the Comcast Content Business

Operating income (loss) before depreciation and amortization for the Comcast Content Business increased 22% in 2010 primarily due to an increase in revenue of 13%, offset by an increase in operating costs and expenses of 10%. Revenue increased in 2010 primarily due to a 15% increase in advertising revenue and a 10% increase in distribution revenue. In 2010, advertising accounted for approximately 32% of total Comcast Content Business revenue. Operating costs and expenses increased in 2010 primarily due to increases in the cost of producing television programs and live events, programming rights, marketing and promoting the Comcast Content Business programming networks and administration.

Related Party Arrangements

In connection with the Joint Venture Transaction, NBCUniversal, Comcast and GE (and certain of their respective affiliates) entered into various agreements that govern the relationships among the parties. The agreements address, among other things, the parties’ obligations with regard to tax matters; employee matters such as compensation and benefits; and specific transition services that the parties agreed to provide to each other subsequent to the closing of the Joint Venture Transaction. The material terms of these agreements are summarized under “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction.” We expect to issue to Comcast a $400 million one-year subordinated note on July 1, 2011, the proceeds of which will be used to finance a portion of the purchase price of the remaining 50% equity interest in UCDP we do not already own. The note will bear interest at a rate per annum of 1.75% over three-month LIBOR.

In addition, GE and its affiliates have historically provided us with a variety of services, and we have in turn provided certain services to GE. Prior to the close of the Joint Venture Transaction, GE supported and provided a number of our corporate functions, either directly or through third-party service providers that GE managed. The cost of these services was either recognized through our allocated portion of GE’s corporate overhead or billed directly to us. GE no longer provides the majority of these services subsequent to the closing of the Joint Venture Transaction, and consequently, we now obtain these services either through our internal processes or third-party vendors, or in some cases through the transition services arrangements with GE and Comcast as discussed above.

Other arrangements that we have historically had with GE include our participation in GE-sponsored employee benefit plans, cash pooling arrangements, monetization facilities and real estate leases. We terminated our existing monetization programs upon closing of the Joint Venture Transaction and established new monetization programs with a syndicate of financial institutions, including General Electric Capital Corporation (“GECC”), a subsidiary of GE. Many of our lease arrangements continue subsequent to the closing of the Joint Venture Transaction and we have agreed to reimburse GE for employee related matters under the agreements discussed above.

In addition to these service and overhead arrangements, we enter into transactions with both GE and Comcast in the ordinary course of business. For example, we provide content to Comcast for distribution over Comcast’s cable distribution services, and Comcast provides some of our businesses television and online advertising, sports broadcast distribution rights, content transmission and distribution services and other miscellaneous services such as shared office space. In addition, we provide broadcast and cable programming advertising to Comcast, GE and their affiliates. We also enter into transactions with other related parties such as Vivendi, our former minority shareholder and some of our equity method investees.

We have disclosed all of these transactions as related party transactions in our consolidated financial statements for the respective periods in which these entities were related parties to us. Refer to Note 4 to our interim condensed consolidated financial statements and to Note 4 to our annual consolidated financial statements for further details of our related party transactions.

Liquidity and Capital Resources

Historically, we have funded our cash and liquidity needs from our operations. These cash flows from operations, together with the Two-Year Term Loan Agreement (which was repaid in May 2010 with a portion of the proceeds from the April Notes), access to funding provided by GE in the form of cash pooling arrangements and film co-financing arrangements, have provided us with adequate resources to fund our operations. In addition, prior to the closing of the Joint Venture Transaction, we relied on GE and Vivendi for sources of capital to supplement significant needs not met by our operations, such as acquisitions, rather than rely on additional external financing.

Our outstanding debt increased significantly as a result of the issuance of the Old Notes in connection with the Joint Venture Transaction. We may also need to access external capital markets in the future for additional financing. This additional debt and the related incremental interest expense could adversely affect our operations and financial condition or limit our ability to secure capital and other resources. We believe, however, that the future cash generated from our operations, combined with our available borrowing capacity under our $750 million revolving credit facility, will continue to provide us with sufficient liquidity for the foreseeable future.

Sources and Uses of Cash

Our principal sources of liquidity are cash and cash equivalents on hand, dividends from investees, collections from our receivables and cash obtained from external financing. Our principal uses of cash are to pay operating costs and expenses, fund capital expenditures and make investments in identified business opportunities. We also use cash to pay interest and income taxes and to make dividend and distribution payments.

Historically, our board of directors has declared dividends from time to time approximately in the amount of total cash available for dividends. Since the closing of the Joint Venture Transaction and our conversion to a limited liability company, NBCUniversal Holdings, our sole member, will cause us to make distributions or loans to NBCUniversal Holdings to meet its cash requirements. These requirements include an obligation to make distributions of cash on a quarterly basis to enable its indirect owners (Comcast and GE) to meet their obligations to pay taxes on taxable income generated by our business. In addition, GE has rights that require NBCUniversal Holdings to redeem GE’s interests in NBCUniversal Holdings at various times. NBCUniversal Holdings, however, has no independent source of cash, other than distributions or loans from our company. Our ability to make distributions or loans may be limited by contractual arrangements, including constraints imposed by our $750 million revolving credit facility. Comcast does not guarantee our debt obligations, and any future redemptions of GE’s interest in NBCUniversal Holdings is expected to be funded primarily through NBCUniversal’s cash flows from operating activities and its borrowing capacity. If any borrowings by NBCUniversal to fund either of GE’s two potential redemptions would result in NBCUniversal exceeding a certain leverage ratio or losing investment grade status or if it cannot otherwise fund such redemptions, Comcast is committed to fund up to $2.875 billion in cash or its common stock for each of the two potential redemptions (for an aggregate of up to $5.75 billion, with amounts not used in the first redemption available for the second redemption) to the extent NBCUniversal Holdings cannot fund the redemptions.

We distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction. All of our cash and cash equivalents were distributed to GE, except for approximately $200 million and minimal cash balances at some of our international entities, which we retained to facilitate the funding of our working capital requirements immediately following the closing of the Joint Venture Transaction. The Comcast Content Business was contributed with cash or cash equivalents of approximately $38 million. Our working capital needs have since been, and we expect will continue to be, met through cash generated by operations and borrowings under our $750 million revolving credit facility, which was undrawn as of March 31, 2011.

Other Cash Management Programs and Capital Resources

We have historically managed our cash in part through participation in cash management programs established by GE and its affiliates, including certain cash pooling arrangements and, at times, short-term loans. Upon the closing of the Joint Venture Transaction, we ceased our participation in these programs and established new internal cash management arrangements. We have also monetized trade accounts receivable through programs established with GE and various GE subsidiaries. The effects of these monetization transactions are included in operating activities in our consolidated statements of cash flows. Since the closing of the Joint Venture Transaction, we continue to monetize our receivables through new programs established with GE and its affiliates and other third parties. For more information, see “—Trade Receivables Monetization.”

In response to the high cost of producing films, we have entered into film co-financing arrangements with third parties to jointly finance or distribute many of our film productions. These arrangements can take various forms. In most cases, the form of the arrangement involves the grant of an economic interest in a film to an investor. Investors generally assume the full risks and rewards of ownership proportionate to their ownership in the film, and, therefore, our proceeds are accounted for as a reduction of the capitalized cost of the film, and related cash flows are reflected in net cash flow from operating activities. The availability of co-financing arrangements has decreased in recent years, and we believe that it will continue to decrease in the future.

Cash Flows

The net change in cash and cash equivalents for the three months ended March 31, 2011 and 2010, respectively, is as follows:

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Cash provided by (used in) operating activities	$523	$(629)	$(106)	$276
Cash (used in) provided by investing activities	(49)	315	266	(74)
Cash (used in) provided by financing activities	(37)	(300)	(337)	51
Increase (decrease) in cash and cash equivalents	$437	$(614)	$(177)	$253

Operating Activities

Cash flows provided by operating activities in the three months ended March 31, 2011 decreased $382 million compared to prior year. This decrease was driven by significant discrete cash flows in both our Successor and Predecessor periods in 2011. These cash flows were primarily due to federal tax payments related to the repatriation of foreign earnings, tax payments to GE related to the settlement of certain tax positions in preparation for our conversion to a Delaware limited liability company and a net cash outflow on our receivables monetization program in the Predecessor period ended January 28, 2011, offset by increases compared to prior year driven by changes in working capital and cash generated by the Comcast Content Business in the Successor period ended March 31, 2011.

Investing Activities

For the three months ended March 31, 2011, cash provided by investing activities included $331 million from the sale of our cost method investment in an affiliate of GE, partially offset by $65 million of capital expenditures. In the period ended March 31, 2010 cash used in investing activities included $73 million of capital expenditures.

Financing Activities

Cash used in financing activities was $337 million for the three months ended March 31, 2011. The net outflow was primarily driven by a $332 million repurchase of preferred stock interest from an affiliate of GE in January 2011 as the final dividend paid to GE was substantially offset by GE’s repayment of our loan of the proceeds from the Old Notes. Cash provided by financing activities was $51 million for the period ended March 31, 2010. The net inflow was driven by an $896 million increase in available cash balances on deposit with GE as part of our participation in its cash management program, partially offset by $835 million of cash dividends paid to stockholders.

The net change in cash and cash equivalents for the years ended December 31, 2010, 2009 and 2008, respectively, is as follows:

Year ended December 31 (in millions)	2010	2009	2008
Cash provided by operating activities	$2,011	$2,622	$1,905
Cash used in investing activities	(381)	(350)	(748)
Cash used in financing activities	(743)	(2,394)	(1,181)
Increase (decrease) in cash and cash equivalents	$887	$(122)	$(24)

Operating Activities

The decrease in cash provided by operating activities in 2010 was due primarily to increased federal tax payments related to the repatriation of foreign earnings, the net impact of the Vancouver Olympics in 2010, the absence of advertising revenue associated with the Super Bowl, and a prior year increase in our trade receivables monetization facility that did not recur in 2010. The increase in cash provided by operating activities in 2009 was due primarily to decreased net programming investment, decreased tax payments, and improvements in working capital, which were partially offset by decreased net income and the difference caused by the receipt of cash associated with the proceeds from the insurance claim related to the fire at the Universal Studios back lot in 2008.

Investing Activities

In 2010, cash used in investing activities included $352 million of capital expenditures. In 2009, cash used in investing activities included $339 million of capital expenditures. In 2008, cash used in investing activities included $660 million related to equity method investments, primarily driven by investments in The Weather

Channel and New Delhi Television Networks B.V. and $363 million of capital expenditures, partially offset by $230 million cash received from the sale of the Sundance Channel, and $94 million related to the receipt of fire insurance proceeds.

We invest substantial amounts for capital expenditures in our Theme Parks segment. These capital expenditures are principally for theme park expansion, new rides and attractions and capital improvements. Capital expenditures in our Cable Networks and Broadcast Television segments primarily reflect investments in facilities and equipment for expanding and upgrading broadcast centers, production facilities and television station facilities. Capital expenditures in our Filmed Entertainment segment also include production facilities, as well as production equipment. Our capital expenditures have remained relatively consistent in recent years, and we expect to maintain similar levels of capital expenditures in the foreseeable future.

Financing Activities

Cash used in financing activities was $743 million in 2010. The net outflow was primarily driven by a $6.529 billion decrease in available cash balances on deposit with GE, a repayment of $1.671 billion of debt and $1.586 billion of cash dividends paid to stockholders, which was partially offset by $9.090 billion of net proceeds from the Old Notes.

Cash used in financing activities was $2.394 billion in 2009. The net outflow was primarily driven by $1.950 billion of cash dividends paid to stockholders, $60 million of distributions to noncontrolling interests and a $363 million decrease in available cash balances on deposit with GE as part of our participation in its cash management program. In 2009, we also refinanced $1.671 billion of debt.

Cash used in financing activities was $1.181 billion for the year ended December 31, 2008, primarily driven by $2.135 billion of cash dividends paid to stockholders and $94 million of distributions to noncontrolling interests. This was partially offset by $624 million of cash contributions received from GE and Vivendi for investments in The Weather Channel and New Delhi Television Networks and a $424 million increase in available cash balances on deposit with GE as part of our participation in its cash management program.

Debt Arrangements

We access external financing sources for purposes that include repaying or refinancing debt depending on our cash requirements, our assessments of current and anticipated market conditions and our after-tax cost of capital.

The Old Notes

As part of the $9.1 billion of borrowings associated with the Joint Venture Transaction, on April 30, 2010, we issued $4.0 billion aggregate principal amount of the April Notes, consisting of $1.0 billion of 3.650% Senior Notes due 2015, $2.0 billion of 5.150% Senior Notes due 2020 and $1.0 billion of 6.400% Senior Notes due 2040, and $5.1 billion of October Notes, consisting of $0.9 billion of 2.100% Senior Notes due 2014, $1.0 billion of 2.875% Senior Notes due 2016, $2.0 billion of 4.375% Senior Notes due 2021 and $1.2 billion of 5.950% Senior Notes due 2041. Of the proceeds from the April Notes, $1.671 billion was used to repay our Two-Year Term Loan Agreement (net of the settlement of a related cross-currency swap), and the remaining $2.3 billion of proceeds of the April Notes and the proceeds from the October Notes were transferred to GE as an intercompany loan that was repaid to us in connection with the closing of the Joint Venture Transaction. We also distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction.

Two-Year Term Loan Agreement

On February 18, 2009, we entered into the Two-Year Term Loan Agreement with a syndicate of banks and Bank of America, N.A., as Administrative Agent. The Two-Year Term Loan Agreement and the related cross-currency swap were repaid and settled in full with a portion of the proceeds from the issuance of the April Notes.

For the three months ended March 31, 2011 and years ended December 31, 2010 and 2009, our third party borrowings, excluding capital lease obligations, were as follows:

		Successor	Predecessor
			December 31
(in millions)	Maturity date	March 31, 2011	2010	2009
The Old Notes	Various	$9,117	$9,090	$—
Term loan due 2011	February 2011	—	—	1,685
Total third-party borrowings		9,117	9,090	1,685
Less current portion		—	—	—
Third-party borrowings, net of current portion		$9,117	$9,090	$1,685

Related Party Borrowings

As of December 31, 2010, we included $816 million of related party borrowings on our consolidated balance sheet, which reflected the debt obligations of a consolidated variable interest entity, Station Venture, which is owed to GECC, as servicer. Effective upon closing of the Joint Venture Transaction, Station Venture has been deconsolidated due to a change in circumstances causing us no longer to be the primary beneficiary of the entity and as of March 31, 2011 we do not record this debt obligation in our consolidated balance sheet. See Note 6 to our interim condensed consolidated financial statements for further information on our accounting for Station Venture.

Three-Year Credit Agreement

On March 19, 2010, we entered into the Three-Year Credit Agreement with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Three-Year Credit Agreement”). The Three-Year Credit Agreement was initially composed of a $3 billion term loan facility and a $750 million revolving credit facility. In connection with the issuance of the October Notes, the commitments under the term loan facility were terminated in full. Our obligations under the Three-Year Credit Agreement are unsecured and are not guaranteed by any of our subsidiaries. Loans under the revolving credit facility bear interest at a floating rate per annum ranging from LIBOR plus 2.0% to LIBOR plus 3.5%.

The revolving credit facility matures on January 28, 2014, which may be extended from time to time for up to two additional one-year periods at our request and with the revolving credit facility lenders’ approval. Under our revolving facility, we are required to maintain, beginning on June 30, 2011, a consolidated leverage ratio (based on the ratio of consolidated total debt to consolidated EBITDA, as each term is defined in the Three-Year Credit Agreement) not to exceed 4.85 to 1.00 for the fiscal quarters starting with the second quarter of 2010 through the first fiscal quarter of 2012 and 4.25 to 1.00 thereafter. Subsequent to the Joint Venture Transaction, we obtained new letters of credit with third-party banks to replace those previously maintained by GE on our behalf. The amount of support provided under these letters of credit was approximately $57 million as of March 31, 2011.

Cash Pooling

Prior to the Joint Venture Transaction, we participated in cash pooling arrangements with a number of GE affiliates. We recorded net interest income of $1 million and $1 million for the period ended January 28, 2011 and three months ended March 31, 2010, respectively, and $7 million, $7 million and $17 million for the years ended December 31, 2010, 2009 and 2008, respectively. These arrangements ceased upon the closing of the Joint Venture Transaction.

Contractual and Other Obligations

The table below presents our contractual obligations as of December 31, 2010, excluding our payment of $7.4 billion to GE prior to the closing of the Joint Venture Transaction on January 28, 2011 and other acquisition-related obligations.

	Payment Due by Period
(in millions)	Total	Year 1	Years 2-3	Years 4-5	More than 5
Debt obligations(a)	$9,100	$—	$—	$1,900	$7,200
Programming commitments(b)	6,002	2,179	2,782	758	283
Take or pay contracts(c)	1,991	946	825	147	73
Operating leases	1,455	252	386	261	556
Other long-term obligations(d)	1,427	689	566	107	65
Total	$19,975	$4,066	$4,559	$3,173	$8,177

(a)

Excludes interest payments and the related party borrowings of $816 million related to Station Venture. See “—Contingent Commitments and Contractual Guarantees—Station Venture” for further information on our interest in Station Venture and its associated debt obligations.

(b)

Programming commitments consist primarily of commitments to acquire film and television programming, including U.S. television rights to the 2012 Olympic Games, NBC’s Sunday Night Football through the 2013-2014 season and the NFL Super Bowl in 2012.

(c)

Take or pay contracts represent contractual commitments under various creative talent and employment agreements, including obligations to actors, producers, television personalities and executives and various other television commitments.

(d)	Other long-term obligations consist primarily of programming obligations payable under license arrangements.

Payments of $1.6 billion of participations and residuals and $428 million of reserves for uncertain tax positions are not included in the table above because we cannot make a reliable estimate of the period in which the obligations will become payable. The majority of our obligations for uncertain tax positions as of December 31, 2010 were transferred to GE upon close of the Joint Venture Transaction, and NBCUniversal Holdings and us are indemnified for any remaining obligations related to periods prior to the closing of the Joint Venture Transaction. Additionally, we have not reflected incremental obligations that may arise as a result of the Joint Venture Transaction.

On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Following the closing, UCDP will become a wholly-owned consolidated subsidiary. For the three months ended March 31, 2011 and the year ended December 31, 2010, UCDP had revenue of $308.8 million and $1.1 billion, respectively. As of March 31, 2011, UCDP had total assets of $2.1 billion and long-term debt of $1.4 billion. We expect to fund this transaction with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a one-year $400 million subordinated note. The above table does not give effect to this transaction, the associated borrowings or UCDP’s contractual obligations. As of March 31, 2011, UCDP had outstanding $801 million of debt under senior secured credit facilities due November 2014, $400 million aggregate principal amount of senior notes due November 2015 and $225 million aggregate principal amount of senior subordinated notes due November 2016.

On June 7, 2011, the International Olympic Committee accepted our bid of $4.38 billion in the aggregate for the U.S. broadcast rights to the 2014 Sochi Olympic Games, the 2016 Rio de Janeiro Olympic Games, the 2018 Winter Olympic Games and the 2020 Summer Olympic Games. The majority of the Olympics-related cash payments will be made around the time the associated revenue is collected. The above table does not reflect any contractual obligations related to our bid for these Olympic Games.

The above table also does not include contractual obligations related to the Comcast Content Business. Refer to the table below for contractual obligations of the Comcast Content Business as of December 31, 2010.

	Payment Due by Period
(in millions)	Total	Year 1	Years 2-3	Years 4-5	More than 5
Debt obligations	$24	$4	$6	$6	$8
Programming commitments	8,785	634	1,207	1,210	5,734
Operating leases	340	43	63	63	171
Other long-term obligations	162	79	81	2	—
Total	$9,311	$760	$1,357	$1,281	$5,913

Contingent Commitments and Contractual Guarantees

Guarantee for Benefit of UCDP Equity Partner

We guarantee an obligation related to our 50% owned joint venture, UCDP, the principal operations of which are the Orlando Parks. Affiliates of Blackstone Group L.P. (“Blackstone”) hold the remaining 50% interest in UCDP. In November 2009, Blackstone refinanced its existing term loan and entered into a five-year loan agreement with a syndicate of lenders in the amount of $305 million (including prefunded interest and amortization), which is secured by their equity interests in UCDP. We guaranteed the loan on a deficiency basis and received a fee for the guarantee. Future distributions, other than tax distributions, from UCDP to Blackstone are applied to the repayment of the loan. As of March 31, 2011 and December 31, 2010, our liabilities associated with this guarantee were $6 million and $7 million, respectively. On June 6, 2011, we entered into an agreement to purchase Blackstone’s 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Blackstone is required to repay the loan in connection with the closing, and our related guarantee obligation will be terminated.

Consultant Agreement Guarantee

UCDP has an agreement with a third party consultant under which UCDP pays a fee equal to a percentage of UCDP’s gross revenue from the Orlando Parks, as well as from defined comparable projects outside of Orlando, which include Universal Studios Japan and Universal Studios Singapore.

We guarantee UCDP’s obligations under the consulting agreement, and directly pay fees on behalf of UCDP with respect to Universal Studios Japan and Universal Studios Singapore. We also indemnify UCDP against any liability arising under the consultant agreement related to any comparable projects that are not owned or controlled by UCDP.

On October 18, 2009, UCDP executed an amendment to the consultant agreement that modified the consultant’s right to terminate UCDP’s obligation to make periodic payments thereunder and to receive instead a one-time cash payment equal to the fair market value of the consultant’s interest in the future revenue of the Orlando Parks and any comparable projects that have been open for at least one year at that time. The consulting agreement does not have a termination date and the consultant has an option to terminate the consulting agreement in exchange for a lump sum payment established by a formula in the consulting agreement. The consultant’s right to elect a lump sum payment cannot be exercised prior to June 2017. If UCDP cannot pay the fees owed under the consulting agreement or, if elected, the lump sum payment for termination of the consulting agreement, we could be liable for the entire unpaid amounts. As of March 31, 2011 and December 31, 2010, the liability in our consolidated financial statements associated with the obligation to guarantee UCDP’s obligations under the consultant agreement was $5 million.

Station Venture

We own a 79.62% equity interest and a 50% voting interest in Station Venture, a variable interest entity. The remaining equity interests in Station Venture are held by LIN TV, Corp. (“LIN TV”). Station Venture holds an indirect interest in the NBC Network affiliated local television stations in Dallas, Texas and San Diego, California through its ownership interests in Station LP, a less than wholly owned subsidiary which we consolidate. Station Venture is the obligor on an $816 million senior secured note that is due in 2023 to GECC, a subsidiary of GE, as servicer. The note is non-recourse to us, guaranteed by LIN TV and collateralized by substantially all of the assets of Station Venture and Station LP.

In January 2010, upon adoption of amended guidance related to the consolidation of variable interest entities, we included Station Venture in our consolidated financial statements. We recorded $4 million and $17 million of interest expense incurred by Station Venture for the period ended January 28, 2011 and three months ended March 31, 2010, and $67 million for the year ended December 31, 2010, respectively, and also a corresponding noncontrolling interest representing LIN TV’s share of Station Venture’s interest expense for both periods. The senior secured note was classified as related party borrowings in our consolidated balance sheet as of December 31, 2010.

In connection with the closing of the Joint Venture Transaction, GE has indemnified us for all liabilities we may incur as a result of any credit support, risk of loss or similar arrangement related to the senior secured note in existence prior to the closing of the Joint Venture Transaction on January 28, 2011. As a result of the change in circumstances, we have not consolidated Station Venture in periods subsequent to January 28, 2011, as we are no longer the primary beneficiary of the entity. Our equity method investment in Station Venture was assigned no value in our preliminary allocation of purchase price for the Joint Venture Transaction, which is also the carrying value of our investment as of March 31, 2011. Because the assets of Station LP serve as collateral for Station Venture’s $816 million senior secured note, we have recorded a $350 million liability in our preliminary allocation of purchase price, representing the fair value of this guarantee at January 28, 2011 as determined by the value of the assets that collaterize the note.

Trade Receivables Monetization

As discussed in “Liquidity and Capital Resources,” we have historically entered into programs with GE and GE affiliates to monetize our trade receivables. We terminated our existing programs upon closing of the Joint Venture Transaction and established new monetization programs with a syndicate of financial institutions, including GECC. For further discussion of these arrangements, see Note 4 to our annual consolidated financial statements and Note 15 to our interim condensed consolidated financial statements included elsewhere in this prospectus and “—Liquidity and Capital Resources.”

Critical Accounting Policies and Estimates

The accounting policies discussed in this section are those that we consider to be critical to the understanding of our financial statements. We consider a policy to be critical if it requires us to make significant judgments and estimates that affect our reported assets, liabilities, revenue and expenses and related disclosures. Our significant accounting policies are summarized in Note 2 to our annual consolidated financial statements and Note 2 to our interim condensed consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We record home entertainment revenue from the sale of DVDs, net of estimated returns and customer incentives. These estimates are based upon historical return experience, current economic trends and projections of customer demand for and acceptance of our products. If actual DVD returns from retailers or incentives offered to retailers change significantly from our historical experience, the variance may affect future revenue, either as (i) actual returns or incentives materialize, or (ii) future estimates of returns/incentives are adjusted to higher or lower levels.

Revenue recognition is also impacted by our ability to estimate allowances for uncollectible receivables. We consider various factors, including a review of specific transactions, the creditworthiness of our customers, historical experience and market and economic conditions when calculating these provisions and allowances. Using this information, we reserve an amount that is estimated to be uncollectible.

Our revenue recognition policies are summarized in Note 2 to our annual consolidated financial statements included elsewhere in this prospectus.

Film and Television Costs

We capitalize film and television production costs, including direct costs, production overhead, print costs, development costs and interest. We amortize capitalized film and television costs, as well as associated participation and residual payments, on an individual production basis using the ratio of the current period’s actual revenue to estimated total remaining gross revenue from all sources (“ultimate revenue”). Estimates of ultimate revenue have a significant impact on how quickly capitalized costs are amortized and, therefore, are updated regularly.

Our estimates of ultimate revenue for films generally include revenue from all sources that are expected to be earned within ten years from the date of a film’s initial release. These estimates are based on the historical performance of similar content, as well as factors unique to the content itself. The most sensitive factor affecting our estimate of ultimate revenue for a film intended for theatrical release is the film’s theatrical performance, as subsequent license revenue has historically been highly correlated to theatrical performance. Upon a film’s theatrical release, our estimates of revenue from succeeding markets, including home entertainment, and other media platforms are revised based on historical relationships and an analysis of current market trends.

With respect to television series or other owned programming, the most sensitive factor affecting our estimate of ultimate revenue is whether the series can be successfully licensed beyond its initial license. Initial estimates of ultimate revenue are limited to the amount of revenue contracted for each episode under the initial license. Once it is determined that a series can be licensed in subsequent platforms, revenue estimates for these platforms, such as U.S. and international syndication, home entertainment and other media platforms, are included in ultimate revenue. In the case of television series and owned programming, revenue estimates for produced episodes include revenue expected to be earned within ten years of delivery of the initial episode or, if still in production, five years from the delivery of the most recent episode, if later.

Capitalized film and television costs are subject to impairment if the fair value of a film or owned television programming falls below its unamortized cost. The fair value assessment is generally based on estimated future cash flows, which is supported by our internal forecasts.

Fair Value of the Assets and Liabilities of Our Existing Businesses

As a result of the change in control of our company, Comcast has applied the acquisition method of accounting with respect to the assets and liabilities of our existing businesses, which have been remeasured to fair value as of the date of the Joint Venture Transaction. Such fair values have been reflected in our financial statements following the “push down method of accounting.” Estimates of fair value require a complex series of judgments about future events and uncertainties. The estimates and assumptions used to determine the preliminary estimated fair value assigned to each class of assets and liabilities, as well as asset lives, have a material impact to our consolidated financial statements, and are based upon assumptions believed to be reasonable but that are inherently uncertain. To assist in this process, third party valuation specialists were engaged to value certain of these assets and liabilities.

Below is a summary of the methodologies and significant assumptions used in estimating the fair value of certain of the assets and liabilities of our existing businesses as of January 28, 2011.

Film and Television Costs

Film and television costs consist of our preliminary estimates of fair value for released films and television series; completed, not released theatrical films; and television series and theatrical films in-production and in-development. Released theatrical films and television series and completed, not released theatrical films were valued using a multi-period cash flow model, a form of the income approach. This measure of fair value requires considerable judgments about the timing of cash flows and distribution patterns. Television series and theatrical films in-production and in-development were valued at historical cost. Contractual programming rights were adjusted to market rates using undiscounted cash flows and market assumptions, when available.

Investments

The preliminary estimates of fair value for significant investments in non-public investees were determined using an income approach. This method starts with a forecast of all of the expected future net cash flows associated with the investment and then involves adjusting the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams of the underlying business.

Property and Equipment

The preliminary estimated fair value of acquired property and equipment was primarily determined using a market approach for land, and a replacement cost approach for depreciable property and equipment. The market approach for land assets represents a sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable property. The replacement cost approach used for depreciable property and equipment measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

Intangible Assets

Intangible assets primarily consist of our preliminary estimates of fair value for relationships with advertisers and multichannel video providers, each with an estimated useful life not to exceed 20 years, and indefinite lived trade names and Federal Communication Commission (“FCC”) licenses.

Relationships with advertisers and multichannel video providers were valued using a multi-period cash flow model, a form of the income approach. This measure of fair value requires considerable judgments about future events, including contract renewal estimates, attrition and technology changes.

In determining the estimated lives and method of amortization for finite lived intangibles, we use the method and life that most closely follows the undiscounted cash flows over the estimated life of the asset.

Tradenames were valued using the Relief-from-Royalty method, a form of the income approach. This measure of fair value requires considerable judgment about the value a market participant would be willing to pay in order to achieve the benefits associated with the tradename.

FCC licenses were valued using the Greenfield method, a form of the income approach. This measure of fair value captures the future income potential assuming the license is used by a hypothetical start-up operation.

Guarantees and Other Obligations

Contractual obligations were adjusted to market rates using a combination of discounted cash flows or market assumptions, when available.

Preliminary Fair Values

Our estimates associated with the accounting for the Joint Venture Transaction have and will continue to change as final valuation reports are obtained and additional information becomes available regarding acquired assets and liabilities. The recorded amounts are preliminary and subject to change.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a matter of policy, we use derivatives for risk management purposes. We do not use derivatives for speculative purposes. We use forward contracts and currency options to reduce our exposure to market risk resulting from fluctuations in currency exchange rates for certain types of forecasted transactions, principally foreign currency-denominated production costs and rights and international content-related revenue and royalties. We use interest rate swaps to manage our exposure to adverse changes in interest rates associated with our debt.

For more information about our use of derivatives, see Note 2 to our annual consolidated financial statements and Note 10 to our interim condensed consolidated financial statements included elsewhere in this prospectus.

Foreign Exchange Risk

We have significant operations in a number of countries outside the United States and certain of our operations are conducted in foreign currencies. The value of these currencies fluctuates relative to the U.S. dollar. As a result, we are exposed to exchange rate fluctuations, which could adversely affect the U.S. dollar value of our non-U.S. revenue and operating costs and expenses and reduce international demand for our content, all of which could negatively affect our business, financial condition and results of operations in a given period or in specific territories.

As part of our overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, we hedge a significant portion of foreign currency exposures anticipated over the calendar year. The primary type of derivative contract that we enter into is a foreign currency forward contract, which is considered a hedge of cash flow exposure. Hedges of cash flow exposure are entered into in order to hedge a forecasted transaction or the variability of cash flows to be paid or received related to a recognized liability or asset. In accordance with our policy, we hedge forecasted foreign currency transactions for periods generally not to exceed one year. In certain circumstances, we may hedge a transaction not to exceed eighteen months.

We have analyzed our foreign currency exposures as of December 31, 2010, including our hedging contracts, to identify assets and liabilities denominated in a currency other than their relevant functional currency. For these assets and liabilities, we then evaluated the effects of a 10% shift in currency exchange rates between those currencies and the U.S. dollar. The analysis indicated that there would be an immaterial effect on our 2010 income of such a shift in exchange rates.

For derivative instruments designated as a hedge in accordance with the authoritative guidance, we formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions. We assess effectiveness at the inception of the hedge relationship, and quarterly on a retrospective and prospective basis. We also measure ineffectiveness quarterly, with the ineffectiveness recorded in income.

Historically, the value of the assets and liabilities related to these foreign currency hedges has not been material to our financial statements. As of December 31, 2010 and 2009, we had foreign currency exchange assets of $1 million and $4 million recorded in other current assets and foreign currency exchange liabilities of $2 million and $5 million recorded in accounts payable and accrued liabilities, respectively, in derivatives accounted for as hedges.

We also enter into derivative instruments that are not designated as hedges and do not qualify for hedge accounting. These contracts are intended to offset certain economic exposures and are carried at fair value with any changes in value recorded in income.

The notional value of all foreign exchange contracts was $668 million and $534 million as of December 31, 2010 and 2009, respectively.

Interest Rate Risk

We maintain a mix of fixed-rate and variable-rate debt. We are exposed to the market risk of adverse changes in interest rates. In order to manage the cost and volatility relating to the interest cost of our outstanding debt, we enter into various interest rate risk management derivative transactions in accordance with our policies.

We monitor our interest rate risk exposures using techniques that include market value and sensitivity analyses. We do not engage in any speculative or leveraged derivative transactions.

Our interest rate derivative financial instruments, which can include swaps, rate locks, caps and collars, represent an integral part of our interest rate risk management program. Our interest rate derivative financial instruments reduced the portion of our total debt at fixed rates from 100% to 93% as of March 31, 2011. Interest rate derivative financial instruments may have a significant effect on our interest expense in the future. During the period ended March 31, 2011, we entered into a number of fixed to variable interest rate swap contracts to manage our exposure to the risks associated with changes in the fair value of the Notes. The maturities of these contracts range from 2014 to 2016, corresponding to the respective maturities of the underlying debt being hedged.

The table below summarizes the fair values and contract terms of financial instruments subject to interest rate risk maintained by us as of March 31, 2011.

(dollars in millions)	2011	2012	2013	2014	2015	Thereafter	Total	Estimated Fair Value 3/31/2011
Debt:
Fixed rate	$2	$2	$2	$900	$1,033	$7,197	$9,136	$9,069
Average interest rate	7.7%	7.7%	7.7%	2.1%	3.6%	4.9%
Interest rate instruments:
Fixed to variable swaps	$—	$—	$—	$300	$150	$150	$600	$4
Average pay rate				1.8%	3.4%	2.5%	2.4%
Average receive rate				2.1%	3.7%	2.9%	2.7%

We use the notional amounts on the instruments to calculate the interest to be paid or received. The notional amounts do not represent the amount of our exposure to credit loss. Estimated fair value approximates the amount of payments to be made or proceeds to be received to settle the outstanding contracts. We estimate interest rates on variable debt and swaps using the average implied forward London Interbank Offered Rate (“LIBOR”) for the year of maturity based on the yield curve in effect on March 31, 2011, plus the applicable borrowing margin on March 31, 2011.

Credit Risk

Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions we believe have reputable credit and, therefore, bear minimal risk. We continually monitor our positions with, and the credit quality of, the financial institutions that are counterparties to our financial instruments. We are exposed to credit loss in the event of nonperformance by the counterparties to these agreements. However, as of December 31, 2010, we did not anticipate nonperformance by any of the counterparties.

We have policies and processes for monitoring the credit risk of our customers. We manage our cash and cash equivalents with several financial institutions and we maintain policies and processes for monitoring credit risk. We do not believe our receivables represented significant concentrations of credit risk as of December 31, 2010 or 2009 due to the wide variety of customers and territories in which our products are sold.

Seasonality and Cyclicality

Each of our businesses is subject to distinct seasonal and cyclical variations. For example, revenue in our Cable Networks and Broadcast Television segments is subject to seasonal advertising patterns and changes in viewership levels. Our U.S. advertising revenue is generally higher in the second and fourth calendar quarters of each year, due in part to increases in consumer advertising in the spring and in the period leading up to and including the holiday season. U.S. advertising revenue is also cyclical, benefiting in even-numbered years from advertising placed by candidates for political office and issue-oriented advertising, and benefiting from increased demand for advertising time in Olympic broadcasts. Revenue in our Cable Networks, Broadcast Television and Filmed Entertainment segments fluctuates due to the timing and performance of theatrical, home entertainment and television releases. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods. As a result, revenue tends to be cyclical with increases during the summer months, around holidays and in the fourth calendar quarter of each year. Revenue in our Theme Parks segment fluctuates with changes in theme park attendance resulting from the seasonal nature of vacation travel, local entertainment offerings and seasonal weather variations. Our theme parks experience peak attendance generally during the summer months when school vacations occur and during early-winter and spring-holiday periods. The seasonality and cyclicality inherent in our businesses make it difficult to estimate future operating results based on the results of any prior period.

Inflation

In general, we do not believe that inflation has had a material effect on our consolidated results of operations, except insofar as inflation may affect interest rates. See “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

BUSINESS

Overview

We are one of the world’s leading media and entertainment companies. We develop, produce and distribute entertainment, news and information, sports and other content for global audiences, and we own and operate a diversified and integrated portfolio of some of the most recognizable media brands in the world.

We classify our operations into the following four reportable segments:

•

Cable Networks: Our Cable Networks segment consists primarily of our national cable entertainment networks; our national news and information networks; our national cable sports networks; our regional sports and news networks; our international entertainment and news and information networks; certain digital media properties consisting primarily of brand-aligned and other websites; and our cable television production operations.

•

Broadcast Television: Our Broadcast Television segment consists primarily of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 16 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned and other websites.

•

Filmed Entertainment: Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

•

Theme Parks: Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. We also have a 50% equity interest in, and receive special and other fees from, UCDP, which owns Universal Studios Florida and Universal’s Islands of Adventure. On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Following the closing, UCDP will be a wholly-owned consolidated subsidiary. References to our “theme parks” refer both to our wholly owned parks and the theme parks owned by UCDP.

Our Businesses

Cable Networks

Our Cable Networks segment consists primarily of our national cable entertainment networks; our national cable sports networks; our regional sports and news networks; our international entertainment and news and information networks; certain digital media properties consisting primarily of brand-aligned websites, such as USANetwork.com, Syfy.com, BravoTV.com, Eonline.com and CNBC.com, and other websites, such as DailyCandy, Fandango and iVillage; and our cable television production operations.

The table below presents a summary of our national cable entertainment networks and national cable sports networks.

Programming Network	Approximate U.S. Subscribers at March 31, 2011 (in millions)(a)	Description of Programming
USA Network	100	General entertainment
SyFy	99	Imagination-based entertainment
CNBC	99	Business and financial news
E!(b)	98	Entertainment and pop culture
MSNBC	96	24 hour news
Bravo	95	Entertainment, culture and arts
Golf Channel(b)	84	Golf competition and golf entertainment
Oxygen	77	Women’s interests
VERSUS(b)	76	Sports and leisure
Style(b)	67	Lifestyle
G4(b)	59	Gamer lifestyle
Chiller	41	Horror and suspense
CNBC World	39	Global financial news
Sleuth	38	Crime, mystery and suspense
mun2(c)	37	Diverse, youth-oriented entertainment for bicultural Latinos
Universal HD	23	High definition, general entertainment programming

(a)

Subscriber data based on The Nielsen Company’s April 2011 report, which covers that period from March 16, 2011 through March 22, 2011 except for Universal HD, which is derived from information provided by multichannel video providers.

(b)	Contributed by Comcast in connection with the closing of the Joint Venture Transaction on January 28, 2011.

(c)	Included in our Broadcast Television segment

Our Cable Networks segment also includes our regional sports and news networks, which include Comcast SportsNet (Philadelphia), Comcast SportsNet Mid-Atlantic (Baltimore/Washington), Cable Sports Southeast, Comcast SportsNet Chicago, MountainWest Sports Network, Comcast SportsNet California (Sacramento), Comcast SportsNet New England (Boston), Comcast SportsNet Northwest (Portland), Comcast Sports Southwest (Houston), Comcast SportsNet Bay Area (San Francisco), New England Cable News (Boston), Comcast Network Philadelphia and Comcast Network Mid-Atlantic (Baltimore/Washington). These networks were contributed by Comcast in connection with the closing of the Joint Venture Transaction on January 28, 2011.

In addition, our Cable Networks segment includes our international entertainment and news and information networks. Universal Networks International is a portfolio of over 60 networks that distribute region-specific versions and local language-specific feeds of various entertainment channels, including SyFy Universal, 13th Street Universal, Studio Universal, Universal Channel, Diva Universal and Movies 24. CNBC Europe provides Pan-Europe/Middle East/Africa business and financial news and CNBC Asia provides Asian Pacific business and financial news.

Our cable programming networks develop their own programs or acquire rights from third parties. In addition, certain of our cable programming networks may produce their own broadcasts of live events, including live-event based sports programming. Our cable production studio identifies, develops and produces original content for cable television and other media platforms, both for our cable programming networks and those of third parties. We distribute this content to all forms of television and digital media platforms, including broadcast, cable and pay television networks and through home video and various digital formats, both in the United States and internationally.

We market and distribute our cable networks globally to multichannel video providers, as well as to Internet and wireless distributors. Our distributors may exhibit our content on television, Internet and wireless devices, in a range of consumer experiences that may include video on demand, electronic sell-through, pay-per-view interactive television features, personal computer and portable device applications.

Broadcast Television

Our Broadcast Television segment consists primarily of our NBC and Telemundo broadcast networks; our owned and operated local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned and other websites, such as NBC.com, NBCSports.com and NBCOlympics.com. The NBC and Telemundo broadcast networks together serve audiences and advertisers in all 50 states, including the largest U.S. metropolitan areas.

NBC Network

The NBC Network distributes more than 5,000 hours of entertainment, news and sports programming annually, and its programs reach viewers in virtually all U.S. television households through more than 200 affiliated stations across the United States, including our 10 NBC affiliated owned local television stations. The NBC Network develops a broad range of content through its entertainment, news and sports divisions and also airs a variety of special-events programming. Our television library consists of rights of varying nature to more than 100,000 episodes of popular television content, including current and classic titles, non-scripted programming, sports, news, long- and short-form programming and locally produced programming from around the world.

The NBC Network produces its own programs or acquires the rights to content from third parties. We also have various contractual commitments for the licensing of multi-year programming, including sports programming rights with the NFL and with the Olympics in 2012.

Our broadcast television production studio creates and produces original content, including scripted and non-scripted series, talk shows and digital media projects that are sold to broadcast networks, cable networks, local television stations and other media platforms owned by us and third parties. We also produce “first-run” syndicated shows, which are programs for initial exhibition on local television stations in the United States on a market-by-market basis, without prior exhibition on a network.

We distribute the content we produce to all forms of television and digital media platforms, including broadcast, cable and pay television networks and through home video and various digital formats, both in the United States and internationally. In the United States, we currently distribute some of our programs after their exhibition on a broadcast network, as well as older television programs from our library, to local television stations and cable networks in the off-network syndication market.

NBC Local Television Stations

We own and operate 10 NBC affiliated local television stations, which collectively reach approximately 31 million U.S. television households, representing approximately 27% of all U.S. television households. In addition to airing NBC’s national programming, our stations produce news, sports, public affairs and other programming that addresses local needs and also acquire syndicated programming from other sources.

The table below presents a summary of the NBC affiliated local television stations that we own and operate.

DMA Served(a)	Station		General Market Rank(b)	Percentage of U.S. Television Households(c)
New York, NY	WNBC		1	6%
Los Angeles, CA	KNBC		2	5%
Chicago, IL	WMAQ		3	3%
Philadelphia, PA	WCAU		4	3%
Dallas-Fort Worth, TX	KXAS	(d)	5	2%
San Francisco-Oakland-San Jose, CA	KNTV		6	2%
Washington, D.C.	WRC		9	2%
Miami-Ft. Lauderdale, FL	WTVJ		16	1%
San Diego, CA	KNSD	(d)	28	1%
Hartford, CT	WVIT		30	1%

(a)	Designated market area (“DMA”) served is defined by Nielsen Media Research as a geographic market for the sale of national spot and local advertising time.

(b)	General market rank is based on the relative size of the DMA among the 210 generally recognized DMAs in the United States based on Nielsen estimates for the 2010-2011 season.

(c)

Based on Nielsen estimates for the 2010-2011 season. The percentage of U.S. television households does not reflect the calculation of national audience reach under the FCC’s national television ownership cap limits. See “Legislation and Regulation—Broadcast Television—Ownership Limits—National Television Ownership.”

(d)

Owned through Station LP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual and Other Obligations—Contingent Commitments and Contractual Guarantees—Station Venture.”

Every three years, each of our television stations must elect for each cable system in its DMA either “must-carry” status, pursuant to which the carriage of the station is mandatory and does not generate compensation for the station, or “retransmission consent,” pursuant to which the station gives up the right for mandatory carriage and instead seeks to negotiate the terms and conditions of carriage, including the amount of compensation, if any, paid to the station. Through the period ending March 31, 2011, all of our NBC Network owned local television stations have elected retransmission consent.

Telemundo

We own Telemundo Communications Group (“Telemundo”), a leading Hispanic media company that produces, acquires and distributes Spanish-language content in the United States and internationally. Telemundo’s operations include the Telemundo Network; its related digital media properties consisting primarily of brand-aligned websites, such as Telemundo.com; its owned local televisions stations; and mun2, a cable programming network featuring diverse, youth-oriented entertainment for bicultural Latinos.

The Telemundo Network is a leading Spanish-language broadcast network featuring original telenovelas, theatrical films, news, specials and sports events. It develops a broad range of content through its entertainment, news and sports divisions. It develops its own programming through its affiliated production studios and also acquires the rights to content from third parties.

Telemundo Local Television Stations

Telemundo also owns 16 local television stations, of which 14 are affiliated with the Telemundo Network. Telemundo also owns and operates a local television station in Puerto Rico and an independent, non-affiliated

Spanish-language station, for which we entered into an agreement to sell and which was placed into a divestiture trust in January 2011. The table below presents a summary of these television stations, which collectively reach approximately 57% of U.S. Hispanic television households.

DMA Served(a)	Station		Hispanic Market Rank(b)	Percentage of U.S. Hispanic Television Households(c)
Los Angeles, CA	KVEA, KWHY	(d)	1	14%
New York, NY	WNJU		2	10%
Miami, FL	WSCV		3	5%
Houston, TX	KTMD		4	4%
Dallas-Fort Worth, TX	KXTX		5	4%
Chicago, IL	WSNS-TV		6	4%
Phoenix, AZ	KTAZ		7	3%
San Antonio, TX	KVDA	(e)	8	3%
San Francisco-Oakland-San Jose, CA	KSTS		9	3%
Fresno, CA	KNSO	(e)	14	2%
Denver, CO	KDEN		15	2%
Las Vegas, NV	KBLR		23	1%
Boston, MA	WNEU	(e)	24	1%
Tucson, AZ	KHRR		25	1%
Puerto Rico	WKAQ		—	—

(a)	DMA served is defined by Nielsen Media Research as a geographic market for the sale of national spot and local advertising time.

(b)	Hispanic market rank is based on the relative size of the DMA among approximately 13.3 million U.S. Hispanic households as of March 31, 2011.

(c)

Based on Nielsen estimates for the 2010-2011 season. The percentage of U.S. television households does not reflect the calculation of national audience reach under the FCC’s national television ownership cap limits. See “Legislation and Regulation—Broadcast Television—Ownership Limits—National Television Ownership.”

(d)

Telemundo entered into an agreement to sell KWHY, an independent, non-affiliate Spanish-language local television station, in January 2011. In connection with the Joint Venture Transaction, we placed this station into a divestiture trust until the sale is completed. As a result, we no longer manage KWHY.

(e)	Operated by a third party that provides certain non-network programming and operations services under a time brokerage agreement.

Through the period ended March 31, 2011, our Telemundo owned local television stations elected must-carry or retransmission consent depending on circumstances within each DMA.

Filmed Entertainment

Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms. We offer a diverse mix of internally developed titles, co-productions and acquisitions. Our theatrical release strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets, with an emphasis on building and leveraging sequels and cost-effective comedy projects. We also develop, produce and license live entertainment events, including Broadway musicals. Our content consists of theatrical films, direct-to-video titles and our film library, comprised of approximately 4,000 titles representing a wide variety of genres. We distribute filmed entertainment globally through theatrical releases, DVDs, television and, increasingly, other digital media formats.

We produce films both on our own and jointly with other studios or production companies, as well as with other entities. Our films are produced under both the Universal Pictures and Focus Features names. Our films are marketed and distributed worldwide primarily through our own marketing and distribution companies. We also acquire distribution rights to films produced by others, which may be limited to particular geographic regions, specific forms of media or certain periods of time. We generally retain all rights relating to the worldwide distribution of our internally produced films, including rights for theatrical exhibition, home entertainment distribution, pay and advertising-supported television exhibition and other media.

After their theatrical premiere, we distribute globally our films for home entertainment use on DVD and in various digital formats, which includes the licensing of our films to third parties, including Apple and Amazon, for electronic sell-through over the Internet.

We also license our filmed entertainment, including from our film library, to various third parties and affiliated cable and broadcast networks, as well as to subscription pay television, pay per view and video on demand services. These arrangements for theatrical films generally provide for a specified number of exhibitions during a fixed term and include exclusive exhibition rights for the licensing of films for specified periods of time.

In response to the high cost of producing films, we have entered, and may continue to enter, into film co-financing arrangements with third parties, including both studio and non-studio entities, to jointly finance or distribute many of our film productions. These arrangements can take various forms, but in most cases involve the grant of an economic interest in a film to an investor. Investors generally assume the full risks and rewards of ownership proportionate to their ownership in the film.

Theme Parks

Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, Wet ‘n Wild water park and fees for intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. We also have a 50% equity interest in, and receive special and other fees from UCDP, which owns Universal Studios Florida, Universal’s Islands of Adventure and Universal CityWalk Orlando. On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Following the closing, UCDP will be a wholly-owned consolidated subsidiary.

We own and operate Universal Studios Hollywood, which is located near Los Angeles, California, and the Wet ‘n Wild water park in Orlando, Florida. In addition, we license the right to use the Universal Studios brand name, certain characters and other intellectual property to third parties that own and operate the Universal Studios Japan theme park in Osaka, Japan and the Universal Studios Singapore theme park on Sentosa Island, Singapore.

UCDP includes two theme parks, Universal Studios Florida and Universal’s Islands of Adventure, and Universal CityWalk Orlando, a dining, retail and entertainment complex located at Universal Orlando Resort in Orlando, Florida. Universal Orlando Resort also features three on-site themed hotels (in which we own a noncontrolling interest and with the remaining interests owned by affiliates of Seminole Hard Rock Entertainment, Inc. and Loews Hotels) managed by Loews Hotels.

Other Interests

As of March 31, 2011, we also have noncontrolling interests in certain cable programming networks, digital properties and related businesses, including equity method investments in A&E Television Networks LLC (16%), The Weather Channel (25%), MSNBC.com (50%), and cost method investments, primarily in Hulu (32%). As of March 31, 2011, we also have noncontrolling interests in PBS KIDS Sprout (40%), TV One (41%), FEARnet (31%), Houston Regional Sports Network, L.P. (23%) and SportsNet New York (8%), all of which were contributed by Comcast in connection with the closing of the Joint Venture Transaction. PBS KIDS Sprout, Houston Regional Sports Network, L.P. and SportsNet New York are included in our Cable Networks segment. The other noncontrolling interests are included in Headquarters and Other.

Competition

The discussion below describes the competition facing our each of our businesses.

Cable Networks and Broadcast Television

Our cable programming networks, broadcast networks and owned local television stations compete for viewers’ attention and audience share with all forms of programming provided to viewers, including broadcast networks, local television broadcast stations, pay and other cable networks, home entertainment, pay-per-view and video on demand services, online activities, including Internet streaming and downloading and websites providing social networking and user-generated content, and other forms of entertainment, news and information services. In addition, our cable programming networks, broadcast networks and owned local television stations compete for advertising revenue with other national and local media, including other television networks, television stations, online and mobile outlets, radio stations and print media.

Our cable programming networks, broadcast networks and owned local television stations also compete for the acquisition of programming, including sports programming, as well as for on-air and creative talent, with other cable and broadcast networks and local television stations. The market for programming is very competitive, particularly for sports programming. NBC Sports has a programming rights agreement with the NFL to produce and broadcast a specified number of regular season and playoff games, including NBC’s Sunday Night Football through the 2013-2014 season, the 2012 Super Bowl and the 2012, 2013 and 2014 Pro Bowls. NBC Sports, Golf Channel, VERSUS and our regional sports networks also have rights of varying scope and duration to various sporting events, including certain PGA TOUR golf events and NHL, NBA and MLB games. In addition, NBC Sports has been the continuous home of the Summer Olympic Games since 1988 and the Winter Olympic Games since 2002. NBC Sports owns the broadcast rights for the 2012 London Olympic Games. On June 7, 2011, the International Olympic Committee accepted our bid of $4.38 billion in the aggregate for the U.S. broadcast rights to the 2014 Sochi Olympic Games, the 2016 Rio de Janeiro Olympic Games, the 2018 Winter Olympic Games and the 2020 Summer Olympic Games. In addition, our cable and broadcast television production operations compete with other production companies and creators of content for the acquisition of story properties, creative and technical personnel, exhibition outlets and consumer interest in their products.

Our cable programming networks compete with other cable networks for distribution by multichannel video providers. Our broadcast networks compete with the other broadcast networks to secure affiliations with independently owned television stations in markets across the country, which are necessary to ensure the effective distribution of network programming to a nationwide audience.

Filmed Entertainment

Our filmed entertainment business competes for audiences for its films and other entertainment content with other major studios, and to a lesser extent, with independent film producers as well as with alternative forms of entertainment. Our competitive position primarily depends on the number of films produced, their distribution and marketing success, and consumer response. Our filmed entertainment business also competes to obtain creative and technical talent, including writers, actors, directors and producers, and scripts for films. Our filmed entertainment business also competes with the other major studios and other producers of entertainment content for distribution of their products through various exhibition and distribution outlets and on digital media platforms.

Theme Parks

Our theme parks business competes with other highly capitalized, multi-park entertainment companies. It also competes with other forms of entertainment, lodging, tourism and recreational activities.

Intellectual Property

Our intellectual property assets principally include copyrights in television programming, filmed entertainment, websites and other content; trademarks and service marks in brand names, trade names and logos; domain names; patents or patent applications for inventions related to our products, business methods or services; licenses to exploit various kinds of intellectual property rights of others; and licenses of our intellectual property to others.

Our proprietary content constitutes a significant part of the value of our company, and the protection of our brands and content is of primary importance. To protect our intellectual property rights, we rely upon a combination of copyright, trademark, unfair competition, patent, trade secret and Internet/domain name laws of the United States and other countries, as well as nondisclosure agreements. However, there can be no assurance of the degree to which these measures will be successful in any given case. Moreover, effective enforcement and protection of intellectual property rights may be either unavailable or limited in certain countries outside the United States. Policing unauthorized use of our intellectual property is often difficult and the steps taken may not always prevent such use of our intellectual property by third parties. We seek to limit this challenge through a variety of approaches.

Third parties may challenge the validity or scope of our intellectual property rights from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources, which could have an adverse effect on our operations. In addition, theft of our content on the Internet, as well as counterfeit DVDs, continue to present a challenge to revenue from products and services based on intellectual property rights.

For more information on the laws and regulations governing our intellectual property assets, see “Legislation and Regulation—Other Areas of Regulation—Intellectual Property—Piracy.”

Employees and Labor Matters

As of March 31, 2011, we directly employed approximately 22,000 full-time and part-time employees worldwide and also use freelance and temporary employees in the ordinary course of our business. We also use the services, through third parties, of a significant number of individuals for television and film production, and the number of such individuals varies from time to time depending, in part, on the level of television and film production activity. The number of our employees is subject to routine variation that depends, among other things, on production schedules and the seasonal nature of vacation travel.

Many of our employees, including writers, directors, actors, technical and production personnel and others, as well as some of our on-air and creative talent, are subject to collective bargaining agreements. As of March 31, 2011, approximately 3,800 of our full-time and part-time employees, as well as some of our freelance employees, are covered by collective bargaining agreements with a variety of unions that have expired or remain active. There are no active strikes or work stoppages, and we believe our relations with our union and non-union employees are good.

The collective bargaining agreement between us and the National Association of Broadcast Employees and Technicians (“NABET”), representing more than 1,200 of our full-time and part-time as well as some of our freelance employees, expired March 31, 2009. We have been in negotiations with NABET to attempt to reach a new collective bargaining agreement, but there can be no assurance as to when or if a new agreement will be reached or whether any new agreements will be on satisfactory terms. In addition, NABET has filed unfair labor practice charges and unit clarification petitions with various National Labor Relations Board Regions. Among other things, these filings seek to require content producers and platform managers at WNBC, WRC, WMAQ and KNBC to be covered under the terms of the NBCUniversal-NABET Master Agreement. These proceedings are pending before the National Labor Relations Board, and we cannot predict when they might be decided or what the outcome will be. In addition, our collective bargaining agreements with the Writers Guild of America, Screen Actors Guild and Directors Guild of America all expire in close proximity to one another in 2011.

Seasonality and Cyclicality

Each of our businesses is subject to distinct seasonal and cyclical variations. For example, revenue in our Cable Networks and Broadcast Television segments is subject to seasonal advertising patterns and changes in viewership levels. Our U.S. advertising revenue is generally higher in the second and fourth calendar quarters of each year, due in part to increases in consumer advertising in the spring and in the period leading up to and including the holiday season. U.S. advertising revenue is also cyclical, benefiting in even-numbered years from advertising placed by candidates for political office and issue-oriented advertising, and benefiting from increased demand for advertising time in Olympic broadcasts.

Revenue in our Cable Networks, Broadcast Television and Filmed Entertainment segments fluctuates due to the timing and performance of theatrical, home entertainment and television releases. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods. As a result, revenue tends to be cyclical with increases during the summer months, around holidays and in the fourth calendar quarter of each year. Revenue in our Theme Parks segment fluctuates with changes in theme park attendance resulting from the seasonal nature of vacation travel, local entertainment offerings and seasonal weather variations. Our theme parks experience peak attendance generally during the summer months when school vacations occur and during early-winter and spring-holiday periods.

Properties

Our corporate headquarters are located in New York City at 30 Rockefeller Plaza. We also own or lease offices, studios, production facilities, screening rooms, retail operations, warehouse space, satellite transmission receiving facilities and data centers in numerous locations in the United States and around the world for our businesses, including property for our owned local television stations. In addition, we have interests in three theme parks and related facilities. We consider our properties adequate for our present needs.

The table below sets forth information as of March 31, 2011 with respect to our principal properties:

Location	Principal Use	Principal Segments in which Used	Owned or Leased
30 Rockefeller Plaza New York, NY	NBCUniversal corporate headquarters, offices and studios	Headquarters and Other, Cable Networks and Broadcast Television	Leased(a)

10 Rockefeller Plaza New York, NY	The Today Show studio, production facilities and offices	Broadcast Television	Leased(a)

Universal City Universal City, CA	Offices, studios, theme park and retail operations	All	Owned

3000 W Alameda Ave. Burbank, CA	Offices and production facilities	Broadcast Television	Leased

2290 W 8th Ave. Hialeah, FL	Telemundo headquarters and production facilities	Headquarters and Other and Broadcast Television	Leased

(a)	See “Related Party Transactions—Historical Related Party Transactions Between Us and GE—30 Rockefeller Plaza and Other Real Estate Leases.”

Legal Proceedings

We are subject to various legal proceedings and claims, including those arising in the ordinary course of business, including regulatory and administrative proceedings, claims and audits relating to residual payments. While we do not expect the final disposition of any of these matters will have a material effect on our financial condition, an adverse outcome in one or more of these matters could be material to our consolidated results of operations and cash flows for any one period, and any litigation resulting from any such matters could be time-consuming, costly and injure our reputation. Further, no assurance can be given that any adverse outcome would not be material to our financial condition.

LEGISLATION AND REGULATION

Our businesses are subject to regulation by federal, state, local and foreign authorities under applicable laws and regulations. In addition, our businesses are subject to compliance with the terms of the FCC Order and the DOJ Consent Decree.

The Communications Act of 1934, as amended (the “Communications Act”), and FCC regulations and policies affect significant aspects of our businesses, including broadcast programming and advertising, broadcast television stations and cable programming networks.

Legislators and regulators at all levels of government frequently consider changing, and sometimes do change, existing statutes, rules or interpretations of existing statutes or rules, or prescribe new ones. We are unable to predict any such changes, or how any such changes will ultimately affect the regulation of our businesses. In addition, we always face the risk that Congress or one or more states or foreign nations or governing bodies will approve legislation significantly affecting our businesses. The following paragraphs describe the material existing and potential future legal and regulatory requirements for our businesses.

FCC Order and DOJ Consent Decree

In connection with the Joint Venture Transaction, the FCC, in the FCC Order, and the Department of Justice, in the DOJ Consent Decree, imposed numerous conditions on our businesses. Among other things, (i) we are required to make certain of our cable, broadcast and film programming available to online video distributors under certain conditions, and such distributors may invoke commercial arbitration to resolve disputes regarding the price, terms and conditions for access to that programming; (ii) multichannel video providers may invoke commercial arbitration to determine the price, terms and conditions for access to our broadcast stations, cable networks and regional cable networks; and (iii) we must continue to deliver content to Hulu at the same levels that we were providing to Hulu at the close of the Joint Venture Transaction if its two other broadcast network owners also continue to deliver at the same levels, and we were required to relinquish all voting rights and our board seats in Hulu. These and other conditions and commitments relating to the Joint Venture Transaction are of varying duration, ranging from three to seven years. Although we cannot predict how the conditions will be administered or what effects they will have on our businesses, we do not expect them to have a material adverse effect on our business or results of operations. The DOJ Consent Decree is subject to a review process in federal district court, whereby the court must determine whether entry of the DOJ Consent Decree is in the public interest.

Cable Networks

Program Access

The Communications Act and FCC rules generally prevent video programmers affiliated with cable operators from favoring cable operators over competing multichannel video providers, such as DBS providers and phone companies that offer multichannel video provider services, and limit the ability of these affiliated programmers to offer exclusive programming arrangements to cable operators. The FCC’s sunset date for this restriction on exclusivity is October 5, 2012, although the FCC will evaluate whether it should extend the sunset date beyond October 5, 2012. Regardless of whether the FCC decides to allow the exclusivity prohibition to sunset in 2012, we will be subject to program access obligations under the terms of the FCC Order as described below.

The FCC launched a rulemaking in 2007 to consider whether companies that own multiple cable networks should be required to make each of their networks available on a stand-alone or “unbundled” basis when negotiating distribution agreements with multichannel video providers. We currently offer our cable programming networks on a stand-alone basis. Increased regulatory requirements imposed on the manner in which our cable networks are provided to consumers or the manner in which we negotiate programming distribution agreements with multichannel video providers may adversely affect our business.

Under the terms of the FCC Order, multichannel video providers can invoke commercial arbitration pursuant to rules established in the FCC Order against our cable programming networks. In addition, under the FCC Order and DOJ Consent Decree, we are required to make certain of our cable, broadcast and film programming available to online video distributors under certain conditions, and they may invoke commercial arbitration pursuant to rules established in the FCC Order and DOJ Consent Decree to resolve disputes regarding the availability of, and the terms and conditions of access to, such programming. For more information on these conditions, see “Broadcast Television—Must-Carry/Retransmission Consent.”

Broadcast Television

Licensing

The Communications Act permits the operation of local broadcast television stations only in accordance with a license issued by the FCC upon a finding that the grant of the license would serve the public interest, convenience and necessity. The FCC grants television broadcast station licenses for specific periods of time and, upon application, may renew the licenses for additional terms. Under the Communications Act, television broadcast licenses may be granted for a maximum term of eight years. Generally, the FCC renews broadcast licenses upon finding that: (i) the television station has served the public interest, convenience and necessity; (ii) there have been no serious violations by the licensee of the Communications Act or FCC rules and regulations; and (iii) there have been no violations by the licensee of the Communications Act or FCC rules and regulations, which, taken together, indicate a pattern of abuse.

In addition, the Children’s Television Act (“CTA”) and FCC rules also require that the FCC consider in its review of broadcast television station license renewals whether the station has served the educational and informational (“E/I”) needs of children. Under the FCC’s rules, a station licensee will be deemed to have met its obligation to serve the E/I needs of children if it has broadcast on its main program stream a minimum of three hours per week of programming that has a significant purpose of serving the E/I needs of children under 17 years of age. For broadcast television stations that multicast, FCC rules include a similar standard whereby the amount of E/I programming deemed to meet the station’s E/I obligation increases in proportion to the amount of free multicast programming aired. Under the FCC Order, we have committed to provide an additional hour of E/I programming per week on either the primary stream or the multicast streams of our owned NBC affiliated local television stations that reach at least 50% of the television households in their respective DMAs and on the primary signal of our owned Telemundo affiliated local television stations. FCC rules also limit the amount of commercial matter in children’s programming and the display during such programming of Internet addresses of websites that contain or link to commercial material or that use program characters to sell products. The FCC is considering whether the requirements for E/I programming have been effective in promoting the availability of educational content for children on broadcast television, and there can be no assurance that the FCC will not impose more stringent requirements.

The FCC imposes other regulations on the provision of programming by television stations. There is a general obligation for television stations to serve the needs and interests of their local service area. The FCC has had a proceeding open for several years considering the adoption of additional requirements for public service programming, including possible quantitative requirements for news, public affairs and other local service programming. Under the FCC Order, we have committed to expand local news and information programming on our owned local television stations and to enter into cooperative arrangements with locally focused nonprofit news organizations in at least half of the markets where we own NBC affiliated local television stations. The FCC also has specific requirements governing political advertising, requiring, among other things, that broadcasters charge candidates the lowest unit rate charged to other advertisers for the same class of advertising time during the 45 days before a primary and the 60 days before a general election. There have been proposals introduced in Congress that could expand the discount given to candidates in certain circumstances.

Renewal applications are pending for a number of our broadcast television station licenses. The FCC may grant any license renewal application with or without conditions, including renewal for a lesser term than the maximum otherwise permitted. A station’s authority to operate is automatically extended while a renewal application is on file and under review. Three pending applications have been opposed by third parties and other applications are pending due to unresolved complaints of alleged indecency in the stations’ programming. The FCC may decline to renew or approve the transfer of a license in certain circumstances. Although we have received such renewals and approvals in the past, there can be no assurance that we will always obtain necessary renewals or that approvals in the future will contain acceptable FCC license conditions.

Ownership Limits

FCC rules and regulations limit the ability of individuals and entities to have “attributable interests” above specific levels in local television stations, as well as other specified mass media entities. The FCC, by law, must review the ownership rules detailed below once every four years. The FCC began such a review in 2010, which likely will take several years to complete and there is also pending litigation regarding revisions to these rules adopted in a prior review. We cannot predict when this review or this litigation will be completed or whether or how any of these rules will change.

Local Television Ownership

Under the FCC’s local television ownership rule, a licensee may own up to two broadcast television stations in the same DMA, as long as (i) at least one of the two stations is not among the top four-ranked stations in the market based on audience share as of the date an application for approval of an acquisition is filed with the FCC; and (ii) at least eight independently owned and operating full-power broadcast television stations remain in the market following the acquisition. Further, without regard to the number of remaining independently owned television stations, the rule permits the ownership of more than one television station within the same DMA so long as certain signal contours of the stations involved do not overlap. Until the closing of the Joint Venture Transaction, we had owned and controlled three local television stations in the Los Angeles DMA, pursuant to a temporary waiver granted by the FCC. On January 24, 2011, we entered into an agreement to sell one of those stations, KWHY, to a third party and have placed KWHY into a divestiture trust until the sale transaction closes. The FCC granted our application to sell KWHY on May 2, 2011, and we expect this transaction to close in mid-2011.

National Television Ownership

The Communications Act and FCC rules limit the number of television stations one entity may own or control nationally. Under the rule, no entity may have an attributable interest in broadcast television stations that reach, in the aggregate, more than 39% of all U.S. television households. Our owned local television stations’ reach does not exceed this limit.

Foreign Ownership

The Communications Act limits foreign ownership in a broadcast station to 20% direct ownership and 25% indirect ownership (i.e., through one or more subsidiaries), although the limit on indirect ownership can be waived if the FCC finds it to be in the public interest. These limits have been held to apply to both voting control and equity, as well as to ownership by any form of entity, including corporations, partnerships and limited liability companies.

Dual Network Rule

The dual network rule prohibits any of the four major television broadcast networks, ABC, CBS, Fox and NBC, from being under common ownership or control with another of the four.

International Regulation

International regulation of television network distribution varies widely according to jurisdiction and includes regulation of such areas as children’s programming, advertising around children’s programming and decency. In the European Union (“EU”), the Audio Visual Media Services Directive establishes minimum levels of regulation across all EU member states focused on content and advertising. This directive extends regulation to nonlinear television services, establishes a “country of origin principle,” which determines the relevant regulatory jurisdiction for each service, and sets quotas where practicable for European works and works by independent producers. EU countries are free to impose stricter regulation in certain areas and have taken different approaches to imposing such quotas. The majority of our European channels are under United Kingdom jurisdiction as the country of origin and therefore subject to regulation by its regulator. Changes to implementation of the country of origin principle or quotas could adversely affect our international television business.

Digital Television

All of our full-power owned local television stations broadcast exclusively in digital format. Digital broadcasting permits a television station to offer a variety of services using its single 6 MHz channel, such as combinations of high-definition and standard-definition channels, mobile video service and data transmission, subject to the requirement that each broadcaster must provide at least one free over-the-air video program signal at least comparable in resolution to the station’s former analog programming transmissions.

Must-Carry/Retransmission Consent

Every three years, each commercial television station must elect for each cable system in its DMA either must-carry or retransmission consent. Through the period ending December 31, 2011, all of the NBC Network owned local television stations elected retransmission consent and the Telemundo Network owned local television stations elected must-carry or retransmission consent depending on circumstances within each DMA. Federal law and FCC regulations also establish a must-carry/retransmission consent election regime for carriage of commercial television stations by satellite providers. Through the period ending December 31, 2011, substantially all of the NBC Network owned local television stations are being carried by the two major DBS providers pursuant to retransmission consent.

In enacting the Satellite Television Extension and Localism Act of 2010 (“STELA”) in 2010, Congress modified certain aspects of the compulsory copyright licenses under which satellite providers and cable operators retransmit broadcast stations. STELA expressly extended to January 1, 2015 an existing prohibition against commercial television stations entering into exclusive retransmission consent agreements with multichannel video providers and also extended a requirement that commercial television stations and multichannel video providers negotiate retransmission consent agreements in good faith. We cannot predict whether the sunset date will be extended further, whether additional changes will be made to the must-carry and retransmission consent laws or whether any such changes would impact the delivery of our broadcast signals by multichannel video providers. Several multichannel video providers and third parties filed a petition asking the FCC to initiate a rulemaking to consider changes to the current retransmission consent rules and also asked Congress to review the issue. The FCC has received public comment on the petition and initiated a rulemaking in 2011. Congress has held hearings on the matter. Legislation was recently introduced that would establish an arbitration mechanism to resolve breakdowns in retransmission consent negotiations. We cannot predict what new laws or regulations, if any, may be adopted or how any such rules would affect our businesses. In addition to potential remedies under the general retransmission consent regime, under the FCC Order, multichannel video providers may invoke commercial arbitration pursuant to procedures established in the FCC Order to resolve any disputes regarding carriage of any of our owned and operated local television stations. The FCC Order also includes a standstill remedy under which multichannel video providers may continue to carry an owned local television station that is the subject of a retransmission consent dispute during the pendency of an arbitration. In addition, the DOJ Consent Decree requires that we make disclosures regarding requests by multichannel video providers and other entities for retransmission of our programming, and further requires that we not require or encourage any local television station or network affiliate to deny video programming to a multichannel video provider in any area where Comcast also provides the video programming to consumers.

In exchange for filing reports and contributing a percentage of revenue to a federal copyright royalty pool, cable operators can obtain blanket permission to retransmit copyrighted material contained in broadcast signals. The possible modification or elimination of this copyright license is the subject of ongoing legislative and administrative review. STELA made revisions to a cable operator’s compulsory copyright license to remove a number of uncertainties regarding the license’s operation. In particular, STELA clarifies that, in exchange for certain additional payments, cable operators can limit the royalty calculation associated with retransmission of an out-of-market broadcast station to those cable subscribers who actually receive the out-of-market station. The new law also clarifies that cable operators must pay additional royalty fees for each digital multicast programming stream from an out-of market broadcast station they retransmit that does not duplicate the content of the station’s primary stream. STELA requires the preparation of several reports, including a requirement that the Register of Copyrights, in consultation with the FCC, submit a report to Congress by the end of August 2011 on proposals to phase out the compulsory copyright license for multichannel video providers.

Broadcast Spectrum

The FCC’s National Broadband Plan (the “Plan”) recommends that the FCC make more spectrum available for mobile wireless broadband, including the reallocation of up to 120 MHz of spectrum from the broadcast television bands. To accomplish this, the Plan recommends updating television service area and distance separation rules, repacking current television station channel assignments, and sharing frequencies. The Obama Administration has expressed support for this proposal.

The Plan urges Congress to authorize incentive auctions to allow incumbents like broadcast television licensees to turn in spectrum rights and share in auction proceeds. The Plan also calls for authority to assess spectrum fees on commercial, full-power local television stations. Bills have been introduced in Congress that would authorize the FCC to conduct such incentive auctions and to share the proceeds with the broadcast licensees who relinquish their spectrum for such auctions, but only to the extent such relinquishment is voluntary on the part of the broadcast licensee. In November 2010, the FCC proposed to allow the sharing of television channels by multiple TV stations, sought input on improving reception in the VHF band and proposed changes to allow fixed and mobile wireless broadband services in the broadcast television bands. The FCC has emphasized that it does not intend to decrease broadcasters’ carriage rights and that it believes each sharing station will be licensed individually, with the rights and obligations that accompany that license. We cannot predict whether Congress or the FCC will adopt or implement any of the Plan’s recommendations or the rule changes as proposed or how any such actions might affect our businesses.

Indecency

FCC rules prohibit the broadcast of obscene material at any time and indecent or profane material between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating this prohibition because the vagueness of the relevant FCC definitions makes it difficult to apply. The maximum penalty for each broadcast station broadcasting indecent or profane programming is $325,000 per indecent or profane utterance.

Indecency regulation is the subject of ongoing court review, regarding both the FCC’s “fleeting expletives” policy and the FCC’s definition of what constitutes indecent material. The Second Circuit Court of Appeals recently ruled that the FCC’s indecency policy is unconstitutional because it is “impermissibly vague.” The FCC has asked the Supreme Court to review that ruling. From time to time, we have received and may receive in the future Letters of Inquiry from the FCC prompted by complaints alleging that certain programming on our owned local television stations included indecent or profane material. In addition, some policymakers support the extension of indecency regulations to cable programming. Increased content regulation, particularly if it is vague and difficult to apply, could have an adverse effect on our cable networks and broadcast television businesses.

Programming

Internet Distribution

Under the FCC Order and DOJ Consent Decree, we are required to make certain of our cable, broadcast and film programming available to online video distributors under certain conditions, and they may invoke commercial arbitration pursuant to rules established in the FCC Order and DOJ Consent Decree to resolve disputes regarding the availability of, and the terms and conditions of access to, such programming. In addition, we are required to continue distributing via NBC.com programming that is generally equivalent to the programming that we distribute via NBC.com as of January 1, 2011, on generally equivalent terms and conditions, so long as at least one of the other major broadcast networks continues to distribute some programming in a similar fashion. We also are required (i) to maintain our current license with Hulu, (ii) to maintain the same level of delivery of our content as we had been providing at the close of the Joint Venture Transaction if the two other broadcast network owners of Hulu continue to deliver their same levels and (iii) to renew our license agreement with Hulu if the other two broadcast network owners also renew their agreements. We also were required to relinquish all voting rights and our board seats in Hulu.

The FCC has adopted so-called “open Internet” rules that restrict or prohibit some types of commercial agreements between broadband Internet service providers (“ISPs”) and providers of Internet content or applications. The regulations bar broadband ISPs from blocking access to lawful content, applications, services or non-harmful devices and bar wireline broadband ISPs from unreasonably discriminating in transmitting lawful network traffic. The no-blocking and non-discrimination rules allow for reasonable network management, although the FCC has specifically noted that so-called “paid prioritization” (i.e., charging content, application and service providers for prioritizing their traffic over ISP’s last-mile facilities) or an ISP’s prioritizing its own content likely would violate these rules. These so-called “open Internet” rules will likely be challenged in federal court. If these rules remain in place, they may have an adverse effect on our businesses, because they may not give ISPs sufficient flexibility to enter into quality-of-service agreements, or to engage in certain arrangements designed to prevent the unlawful distribution of copyrighted works.

Children’s Programming

The CTA and FCC rules limit the amount and content of commercial matter that may be shown on video programming networks during programming originally produced and broadcast primarily for an audience of children under 13 years of age. The FCC is currently considering whether to prohibit interactive advertising during children’s television programming. The FCC Order includes certain commitments and conditions related to children’s television and advertising directed at children, including commitments that we will not insert interactive advertising into children’s television programming in any of the spots we control and that Comcast and we will collectively air at least $15 million worth of public service announcements on childhood obesity, FDA nutritional guidelines, digital literacy, and parental controls per year, for each of the next five years.

Sponsorship Identification and Advertising

Federal legislation and FCC rules provide that whenever a broadcast station transmits any programming for which it has received money, service or other valuable consideration, it must provide an accurate on-air identification of the sponsor of the programming. In a proceeding dating to June 2008, the FCC is examining whether “embedded advertising,” such as product placements and product integration, in broadcast programming should be subject to stricter disclosure requirements and whether the sponsorship identification rules should be extended to cable programming networks. The adoption of some of these proposals could adversely affect our business.

Legislation has been introduced and reports or governing principles have been issued from various government agencies from time to time urging that restrictions be placed on advertisements for particular products or services, including prescription drugs and the marketing of certain foods and violent entertainment to children. We are unable to predict whether any legislation will be adopted on these subjects or, if adopted, what the impact will be on our businesses.

The FTC Guides Concerning the Use of Endorsements and Testimonials require that any material connection between the advertiser and the endorser that is not reasonably expected by the audience must be disclosed and that all claims made through endorsements be truthful and substantiated when made. These requirements apply to traditional advertising, as well as sponsored on-air patter, talk show discussions and a wide variety of online social media activities, such as blogs. Advertising practices inconsistent with these guides may result in enforcement action by the FTC, typically against the advertiser or the endorser, although there is a possibility that a broadcaster may also face legal liability in certain cases.

Privacy

The laws and regulations governing the collection, use and transfer of consumer information are complex and rapidly evolving and could have an adverse impact on our business. For example, the FTC is reviewing its implementation of the Children’s Online Privacy Protection Act (“COPPA”). COPPA imposes requirements on website operators and online services that are aimed at children under 13 years of age, that collect personal information from children under 13 years of age or that knowingly post personal information from children under 13 years of age. The FTC is considering whether to expand the reach of its COPPA rules to interactive TV and online behavioral advertising; such changes, if adopted, could have an adverse impact on our businesses to the extent our networks and websites offer content targeted to children and teens.

In addition, various bills have been introduced in the U.S. Congress, some of which would regulate the online and offline collection, use and sharing of consumer information for advertising and marketing purposes and could expand the types of information protected that would require additional levels of disclosure to and consent by consumers and provide consumers additional control over their information. The legislation could also raise penalties for violating these new privacy protections and give consumers a private right of action under certain circumstances. On the other hand, some bills have proposed preempting communications industry privacy requirements and eliminating any private right of action. The FTC also is undertaking an ongoing evaluation of online behavioral or interactive advertising and whether additional notice requirements and restrictions on data collection and usage are necessary or whether stricter interpretations of current privacy protections are appropriate, and it issued Self-Regulatory Principles for Online Behavioral Advertising in February 2009, which set forth expectations that the industry would provide clear notice of behavioral advertising, choice for consumers on whether their information could be collected for such purposes and reasonable security for the information collected. We are unable to predict what laws will be enacted or orders will be adopted and how they will affect our businesses.

Other Programming Issues

The FCC actively regulates other aspects of our business, including, among other things, the Emergency Alert System; closed captioning and, under recently enacted legislation, other accessibility requirements such as video description; political advertising; equal employment opportunity; station-conducted contests and promotions; lottery advertisements; antenna structure maintenance; radio frequency radiation exposure; and record-keeping and public file access requirements. We have received, and may receive in the future, penalties or notices of potential liability from the FCC for alleged violations of such FCC regulations. We are unable to predict how these regulations might be changed in the future and how any such changes might affect our business.

Filmed Entertainment

United States

Our filmed entertainment business is subject to the provisions of so-called “trade practice laws” in effect in 25 states and Puerto Rico relating to theatrical distribution of motion pictures. These laws substantially restrict the licensing of motion pictures unless theater owners are first invited to attend a screening of the motion pictures and, in certain instances, also prohibit payment of advances and guarantees to motion picture distributors by exhibitors. Further, under various consent judgments, federal and state antitrust laws and state unfair competition laws, our motion picture company and certain other motion picture companies are subject to certain restrictions on trade practices in the United States, including a requirement to offer motion pictures for exhibition to theaters on a theater-by-theater basis. In December 2009, the FTC issued a report calling for stronger industry safeguards applicable to the marketing of violent movies to children, concluding that movie studios intentionally market PG-13 movies to children under 13 and that unrated DVDs undermine the Motion Picture Academy of America’s rating system and confuse parents. The FTC has not called for regulation or enforcement against movie studios, but any such government action in this area could have a negative impact on our filmed entertainment business.

International

In countries outside the United States, there are a variety of existing or contemplated governmental laws and regulations that may affect our ability to distribute or license motion picture and television products, as well as consumer merchandise products, including copyright laws and regulations that may or may not be adequate to protect our interests, film screen quotas, television quotas, regulation of content, regulated contract terms, product safety and labeling requirements, discriminatory taxes and other discriminatory treatment of U.S. products. The ability of countries to deny market access or refuse national treatment to products originating outside their territories is regulated under various international agreements, including the World Trade Organization’s General Agreement on Tariffs and Trade and General Agreement on Trade and Services.

Theme Parks

Our theme parks business is subject to regulation at the international, federal, state and local levels, including laws and regulations regarding environmental protection, privacy and data protection, consumer product safety and theme park operations, such as health, sanitation, safety and fire standards and liquor licenses.

Other Areas of Regulation

Intellectual Property—Piracy

Copyright, trademark, unfair competition, patent, trade secret and Internet/domain laws of the United States and other countries help protect our intellectual property rights. In particular, piracy of our copyrighted programming and films through distribution of counterfeit DVDs and unauthorized electronic copies via peer-to-peer file sharing, streaming, and other platforms presents challenges for our cable, broadcast and filmed entertainment businesses. The unauthorized reproduction, distribution or display of copyrighted material over the Internet or through other methods of distribution, such as through devices, software or websites that allow the reproduction, viewing, sharing or downloading of content by either ignoring or interfering with the content’s security features and copyrighted status, interferes with the market for copyrighted works and disrupts our ability to exploit our content. We face numerous challenges to effectively defend our copyrights, even with the use of technological protections such as encryption, in light of technical developments. Modifications to existing laws that weaken copyright protections or our ability to enforce those protections could have an adverse effect on our ability to license and sell our programming.

In October 2008, the Prioritizing Resources and Organization for Intellectual Property Act of 2007 (the “PRO-IP Act”) was signed into law in the United States. The PRO-IP Act increases both civil and criminal penalties for counterfeiting and piracy of intellectual property associated with works of music and film (among others); provides enhanced resources to law enforcement agencies for enforcing intellectual property rights; criminalizes the exportation of counterfeited goods; and creates a Senate-confirmed Presidential appointee responsible for developing government-wide enforcement policy, coordinating the enforcement efforts of U.S. departments and agencies and coordinating the preparation of a plan to reduce counterfeit and infringing goods in the U.S. and international supply chain. In September 2010, the Combating Online Infringement and Counterfeits Act was introduced by the Senate Judiciary Committee. The bill would give the Department of Justice the power to shut down websites found to be offering infringing content by requiring domain name registrars to suspend the domain names of the offending sites and taking other actions to prevent third parties from providing certain services to such sites. Although Congress adjourned without enacting this legislation, we anticipate that this legislation will be reintroduced in the current Congress.

While many legal protections exist to combat piracy, laws in the United States and internationally continue to evolve, as do technologies used to evade these laws. We have actively engaged in the enforcement of our intellectual property rights, and it is likely that we will continue to expend substantial resources to protect our content. The weakening of laws intended to combat piracy and protect intellectual property or a failure to effectively enforce such laws in the United States or internationally or to adapt these laws to new technologies, could make it more difficult for us to adequately protect our intellectual property rights, negatively impacting their value and further increasing the costs of enforcing our rights.

Environmental Matters

Certain of our business operations are subject to local, state and federal environmental laws and regulations and involve air emissions, wastewater discharges, and the use, disposal and cleanup of toxic and hazardous substances. Any failure to comply with environmental requirements could result in monetary fines, civil or criminal sanctions, third-party claims or other costs or liabilities. We have been responsible for the cleanup of environmental contamination at some of our current and former facilities and at off-site waste disposal locations, although our share of the cost of such cleanups to date has not been material. Environmental requirements have become more stringent over time, and pending or proposed new regulations could impact our operations or costs. For example, climate change regulation, such as proposed greenhouse gas emissions limits or cap and trade programs, could result in an increase in the cost of electricity, which is a significant component of our operational costs at some locations. We are unable to accurately predict how these requirements might be changed in the future and how any such changes might affect our businesses.

MANAGEMENT

Governance of Our Company

In connection with the closing of the Joint Venture Transaction, our company converted from a Delaware corporation into a Delaware limited liability company of which NBCUniversal Holdings is the sole member. We are managed by NBCUniversal Holdings, and the board of directors of NBCUniversal Holdings is effectively our governing body. NBCUniversal Holdings is beneficially owned 51% by Comcast and 49% by GE. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Master Agreement.”

Directors of NBCUniversal Holdings

NBCUniversal Holdings’ board consists of five members, three of which are designated by Comcast, and two of which are designated by GE. The initial Comcast designees are Michael J. Angelakis, Stephen B. Burke and Brian L. Roberts, and the initial GE designees are Jeffrey R. Immelt and Keith S. Sherin. GE’s representation right will be reduced to one director if GE’s ownership interest falls below 20%, and GE will lose its representation right if GE’s ownership interest falls below 10%, with Comcast designees replacing the outgoing GE directors.

The table below sets forth certain information as of March 31, 2011:

Name	Age	Position
Michael J. Angelakis	46	Director
Stephen B. Burke	52	Director
Jeffrey R. Immelt	55	Director
Brian L. Roberts	51	Director
Keith S. Sherin	52	Director

Director Biographical Information

The following sets forth certain biographical information with respect to the directors of NBCUniversal Holdings.

Michael J. Angelakis

Michael J. Angelakis has been a member of NBCUniversal Holdings’ board of directors and has served as our principal financial officer since January 28, 2011. Mr. Angelakis has been the Executive Vice President and Chief Financial Officer of Comcast Corporation since March 2007. Prior to that, Mr. Angelakis served as Managing Director and as a member of the Management and Investment Committees of Providence Equity Partners for more than five years.

Stephen B. Burke

Stephen B. Burke has been a member of NBCUniversal Holdings’ board of directors and has served as our President and Chief Executive Officer since January 28, 2011. Mr. Burke has been an Executive Vice President of Comcast Corporation for more than five years. Mr. Burke was President of Comcast Cable Communications, LLC from June 1998 until March 2010 and was Chief Operating Officer of Comcast Corporation from July 2004 until January 28, 2011. Mr. Burke is a director of JPMorgan Chase & Company, an affiliate of J.P. Morgan Securities LLC, and Berkshire Hathaway, Incorporated.

Jeffrey R. Immelt

Jeffrey R. Immelt has been a member of NBCUniversal Holdings’ board of directors since January 28, 2011. Mr. Immelt has been the Chairman and Chief Executive Officer of GE for more than five years.

Brian L. Roberts

Brian L. Roberts has been a member of NBCUniversal Holdings’ board of directors and has served as our principal executive officer since January 28, 2011. Mr. Roberts has been a director and the President, Chief Executive Officer and Chairman of the Board of Comcast Corporation for more than five years. Mr. Roberts is also a director of the National Cable and Telecommunications Association and CableLabs.

Keith S. Sherin

Keith S. Sherin has been a member of NBCUniversal Holdings’ board of directors since January 28, 2011. Mr. Sherin has been the Chief Financial Officer of GE for more than five years and is also a Vice Chairman of GE.

Governance Provisions of the Board of Directors of NBCUniversal Holdings

Comcast has the right to designate a majority of the members of NBCUniversal Holdings’ board of directors, and its board generally can take action by the vote of a majority of the directors in attendance at a meeting where a quorum exists. As a result, Comcast generally is able to control decisions of NBCUniversal Holdings’ board. However, the Operating Agreement contains specific governance provisions, including the right of GE to veto certain matters. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement” for a description of these governance provisions.

The presence in person or by proxy of a number of directors equal to a majority of the board generally constitutes a quorum, but at least a majority of the directors present must be designated by Comcast and, for so long as GE’s ownership interest is at least 10%, at least one director present must be a GE designee. If a meeting is adjourned due to a lack of a quorum as a result of the failure of at least one GE designee to be present, then a GE designee’s presence is not necessary for a quorum to exist if the reconvened meeting is held at least 24 hours thereafter.

NBCUniversal Holdings’ directors generally owe fiduciary duties to NBCUniversal Holdings and its owners as may exist from time to time under the laws of Delaware. However, in some cases the Operating Agreement provides a different standard or process and, in these cases, fiduciary duties under Delaware law will not apply. Different standards or processes will apply, for example, when directors make decisions about whether to refrain from engaging in business activities that are the same as or similar to our businesses (where directors generally will not be under any duty to NBCUniversal Holdings to refrain from such activities, except as specifically agreed under non-compete restrictions and similar provisions), and decisions about transactions between NBCUniversal Holdings or us, on the one hand, and Comcast or its affiliates, on the other hand (where a general arm’s-length standard and dispute resolution process will apply).

Committees of the Board of Directors of NBCUniversal Holdings

NBCUniversal Holdings currently has no board committees. If NBCUniversal Holdings sells its equity securities in an initial public offering, it would be required to have an audit committee, although under the Operating Agreement the audit committee would have delegated to it only those duties it is required to have. To the extent the board of NBCUniversal Holdings forms any committees in the future, the Operating Agreement requires each such committee to have a majority of Comcast designees and at least one GE designee. In addition, following an initial public offering, the audit committee will be comprised solely of “independent” directors as defined under the applicable rules of any national securities exchange.

Executive Officers of Our Company

Michael J. Angelakis, Stephen B. Burke and Brian L. Roberts serve as directors of NBCUniversal Holdings and as our executive officers. Biographical information with respect to these executive officers is provided above under “—Director Biographical Information.” The following sets forth certain biographical information with respect to our other executive officers:

David L. Cohen, 56, has served as our executive officer since January 28, 2011, and has served as an Executive Vice President of Comcast for more than five years.

Arthur R. Block, 56, has served as our executive officer since January 28, 2011, and has served as Comcast’s Senior Vice President, General Counsel and Secretary for more than five years.

Lawrence J. Salva, 55, has served as our principal accounting officer since January 28, 2011, and has served as Comcast’s Senior Vice President, Controller and Chief Accounting Officer for more than five years.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

As described above under “Executive Officers of Our Company,” as a result of the closing of the Joint Venture Transaction on January 28, 2011, all of our current executive officers are executive officers of Comcast. However, because our current executive officers did not receive compensation from NBCUniversal in 2010, we are providing in this discussion and analysis (and the tables that follow) compensation information only for the individuals who would have been considered our named executive officers for 2010 while NBCUniversal was controlled by GE; all of these named executive officers (other than Mr. Zucker) were also officers of GE during 2010. Accordingly, the named executive officers for 2010 are: Jeffrey Zucker (our former President and Chief Executive Officer), Lynn Calpeter (our Executive Vice President and Chief Financial Officer), Richard Cotton (our Executive Vice President and General Counsel) and Marc Chini (our former Executive Vice President, Human Resources).

Because we were a majority-owned subsidiary of GE during all of 2010, the compensation structure of the named executive officers in respect of services for 2010 was largely based on the compensation structure applicable to GE officers, with our 2010 named executive officers participating in GE compensation and benefit plans. As a result of the Joint Venture Transaction, we are now a majority-owned subsidiary of Comcast, and our employees (including the two named executive officers who remain employed by us) no longer participate in most GE programs. As such, the compensation structure described below is not indicative of our ongoing compensation programs or of the Comcast compensation programs applicable to our current executive officers.

Objectives and Philosophy of Our Executive Compensation Program in 2010

Because for all of 2010 we were a majority-owned subsidiary of GE participating in GE’s compensation plans, the goal of our 2010 executive compensation program aligned with GE’s compensation philosophy, which is to retain and reward leaders who create long-term value. As publicly described by GE, its compensation program is designed to reward sustained financial and operating performance and leadership excellence, align the executives’ long-term interests with those of GE’s shareholders and motivate executives to remain with GE for long and productive careers. The pending Joint Venture Transaction in 2010 did not materially affect our executive compensation program for 2010, except as to the vesting terms of stock options and long-term performance awards as described below and the retention agreement described below.

Process for Determining 2010 Executive Compensation

Mr. Zucker’s compensation was determined by a process consistent with the process for determining compensation of other senior leaders of GE. GE’s Chief Executive Officer reviewed and approved Mr. Zucker’s compensation, with advice and support from GE’s human resources group and subject to review and approval by GE’s Management Development and Compensation Committee of its Board of Directors. Pay recommendations for our other named executive officers were determined by Mr. Zucker, subject to review and approval by GE’s Chief Executive Officer, particularly with respect to incentive compensation and equity awards.

The compensation decisions for the named executive officers, particularly cash and equity incentive compensation, were based on a subjective assessment of the individual’s past performance and expected future contributions to results, as well as the performance of any business or function they lead. With limited exceptions, determinations were made primarily using discretion and judgment rather than formulaic results. Compensation decisions incorporated a combination of current year, past and expected performance, rather than focusing solely on current year performance. Each of our named executive officers has been with us for many years, and the amount of their pay reflected the fact that they have consistently contributed, and were expected to continue to contribute, to our success.

Performance Objectives and Evaluations for Our Named Executive Officers

At the beginning of 2010, GE’s Chief Executive Officer developed goals both for the NBCUniversal business and Mr. Zucker. For 2010, these goals included operational priorities (such as working on Comcast synergies and integration and maximizing revenue in the advertising market), as well as strategic goals such as improving profitability in our Cable Networks and Broadcast Television segments and growing our digital distribution and international businesses. A subjective determination of actual performance against these goals, without using any formal weightings, was used to evaluate Mr. Zucker’s overall performance to help determine appropriate incentive compensation awards for him, but this evaluation was subjective and the ultimate determination of his compensation was discretionary.

During 2010, our other named executive officers reported directly to Mr. Zucker, who developed their objectives and assessed their performance. For 2010, these goals were broad and included supporting the operational and strategic objectives of NBCUniversal, but also considered the contributions each executive officer would make to the completion of the Joint Venture Transaction. None of these named executive officers played a role in determining his or her own compensation, other than discussing his or her individual performance with Mr. Zucker.

2010 Compensation Elements

The following summarizes the compensation elements GE used in 2010 to reward and retain our named executive officers.

Base Salary and Bonus. Base salaries for our named executive officers depend on the scope of their responsibilities, leadership skills, performance and length of service. There were no material changes for 2010. For each named executive officer, incentive compensation was paid based upon the subjective evaluation of the executive’s performance for the year. In addition, under his employment agreement, Mr. Zucker was entitled to receive a guaranteed minimum annual bonus of $1.5 million, subject to good performance and was eligible to receive additional cash incentive compensation based on operating profit performance, in amounts ranging from zero to a maximum of $4.5 million. Based on our strong financial and strategic operating results for 2010, Mr. Zucker was awarded an annual bonus of $2 million, as well as a $3.5 million cash incentive award based on operating profit growth.

Equity Awards. The only equity awards granted to our named executive officers during 2010 were GE stock options. NBCUniversal did not grant equity awards. GE’s equity compensation program is designed to recognize scope of responsibilities, align the interests of employees with those of GE’s shareholders and retain employees. As part of GE’s equity compensation program for 2010, our named executive officers received GE stock options in the amounts set forth in the “Grants in 2010 of Plan-Based Awards” table below. An important factor in determining the amount awarded to each named executive officer was the past grant amounts to that individual. The stock options are subject to vesting over a continued service period. Under the standard terms of GE’s equity compensation program, most of the equity awards granted to our named executive officers prior to 2010 were eligible for accelerated vesting at the closing of the Joint Venture Transaction. Due to the pending Joint Venture Transaction, equity awards granted in 2010 provided for continued vesting if the named executive officer remains employed by NBCUniversal through the original five-year vesting term.

Long-Term Performance Awards (LTPAs). In February 2010, as part of a broader GE program, GE granted contingent LTPAs to our named executive officers, which would only be payable if GE achieved, on an overall basis for a three-year period (2010 through 2012), specified goals based on GE-specific business measurements. As a result of the Joint Venture Transaction, our continuing employees who remain employed by us until the March 2013 payment date will remain eligible to receive 1/3 of their award from GE in early 2013 on the same basis as GE employees receive their awards. These awards are not based on NBCUniversal performance and will not be paid by NBCUniversal. For each named executive officer, the award is based on a multiple (e.g., 0.5x at threshold, 0.75x at target and 1.50x at maximum) of base salary and, for certain officers, incentive compensation, and will be subject to forfeiture if the individual’s employment terminates for any reason other than disability, death or retirement before December 31, 2012.

Deferred Compensation. GE offered to officers both a deferred salary plan and a deferred bonus plan, with only the deferred salary plan providing for payment of an “above-market” rate of interest as defined by the SEC. The plans are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. The deferred salary plan generally requires executives to remain employed for at least five years from the time of deferral to receive any interest on deferred balances. The GE deferred bonus plan allows executives to defer up to 100% of their incentive compensation in GE stock units, S&P 500 Index units or cash units. Under both plans, payouts commence following termination of employment from GE and its majority-owned subsidiaries, such as upon the closing of the Joint Venture Transaction.

Pension Plans. During 2010, our named executive officers were eligible to participate in the same GE Pension Plan, GE Supplementary Pension Plan and GE Excess Benefits Plan in which other GE officers and employees participate. The GE Pension Plan is a broad-based tax-qualified plan under which employees are eligible to retire at age 60 or later. The GE Supplementary Pension Plan and the GE Excess Benefits Plan are unfunded, unsecured obligations of GE and are not qualified for tax purposes.

Other Compensation. Our named executive officers received other benefits, reflected in the “Summary Compensation Table for 2010” below, consistent with those provided to other similarly situated GE officers.

Employment Agreements and Retention Agreements. Mr. Zucker, our President and Chief Executive Officer until the closing of the Joint Venture Transaction, had an employment agreement that provided severance on specified terminations of employment. The terms of his employment agreement were based on negotiations between GE and him. GE also entered into a retention agreement with Ms. Calpeter, as described below, to ensure retention of key executives in connection with the Joint Venture Transaction.

Other Compensation Practices

Equity Grant Practices. The exercise price of each GE stock option granted to our named executive officers in 2010 was the closing price of GE stock on the date of grant.

Tax Deductibility of Compensation. As a private company and subsidiary of a larger public company in 2010, tax deductibility was not a material factor in determining compensation for our named executive officers.

Summary Compensation Table for 2010

The following table provides compensation information for the individuals who would have been considered our named executive officers for 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Qualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Jeffrey Zucker, President and Chief Executive Officer(4)	2010	6,256,865	5,500,000	2,442,000	–	52,731	14,251,596
Lynn Calpeter, Executive Vice President and Chief Financial Officer	2010	791,667	900,000	854,700	16,111	89,855	2,652,332
Richard Cotton, Executive Vice President and General Counsel	2010	1,250,000	1,450,000	651,200	92,619	91,839	3,535,658
Marc Chini, Executive Vice President, Human Resources (5)	2010	745,000	1,100,000	854,700	34,664	116,980	2,851,344

(1)

The amounts in this column represent the aggregate grant date fair value of GE stock options granted to each of the named executive officers in 2010, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation

– Stock Compensation (FASB ASC Topic 718). These amounts, which do not correspond to the actual value that may be realized by the named executive officers, were calculated using the valuation assumptions discussed in the “Other Stock-Related Information” footnote to the GE financial statements in the GE Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC. See the “Grants in 2010 of Plan-Based Awards” table below for further information on the GE stock options awarded in 2010.

(2)

This column represents the above-market earnings on the deferred salary plans in which the named executive officers participated. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.5% to 14% interest contingently credited by the company on salary deferred by the named executive officers under various GE deferred salary plans in effect between 1987 and 2010. This column does not include the change in pension value under the GE pension plans described below.

(3)	This column consists of the following amounts:

Name	Use of Aircraft (a) ($)	Cars (b) ($)	Financial Counseling and Tax Preparation (c) ($)	Appliances and Lighting (d) ($)	Olympics ($)	Tax Payments ($)	Value of Supplemental Life Insurance Premiums (e) ($)	Payments Relating to Employee Savings Plan (f) ($)	Total ($)
Jeffrey Zucker	3,137	3,737	–	–	–	–	37,282	8,575	52,731
Lynn Calpeter	–	23,143	18,000	–	8,733	12,484	18,920	8,575	89,855
Richard Cotton	–	25,727	3,930	299	8,899	26,381	18,028	8,575	91,839
Marc Chini	–	43,170	3,500	–	–	23,351	38,384	8,575	116,980

(a)

The calculation of incremental cost for personal use of GE aircraft includes the variable costs incurred as a result of personal flight activity: a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and any travel expenses for the flight crew. It excludes non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there was any personal use of aircraft. Aggregate incremental cost, if any, of travel by the officer’s family or other guests when accompanying the officer on both business and non-business occasions is also included.

(b)	Includes expenses associated with the leased cars program, such as leasing and management fees, administrative costs and gas allowance.
(c)	Includes expenses associated with the use of advisors for financial, estate and tax preparation and planning, as well as investment analysis and advice.
(d)

This column reports participation in GE’s Executive Products and Lighting Program pursuant to which executives can receive GE appliances or other products with incremental cost calculated based on the fair market value of the products received.

(e)	This column reports taxable payments made to the named executive officers to cover premiums for universal life insurance policies owned by the executives.
(f)	This column reports company matching contributions to the named executive officers’ 401(k) savings accounts of 3.5% of pay up to the limitations imposed under IRS rules.

(4)	Effective on January 28, 2011, Mr. Zucker is no longer our President and Chief Executive Officer.
(5)	Mr. Chini is no longer employed by us, but remains with GE.

Grants in 2010 of Plan-Based Awards

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name		Threshold ($) (1)	Target ($) (1)	Maximum ($) (1)

Jeffrey Zucker	6/10/10				600,000	15.68	2,442,000
Lynn Calpeter	6/10/10				210,000	15.68	854,700
Richard Cotton	6/10/10				160,000	15.68	651,200
Marc Chini	6/10/10				210,000	15.68	854,700

(1)

The GE Long-Term Performance Awards depend on GE, rather than NBCUniversal, performance. For each named executive officer, the award is based on a multiple (e.g., 0.5x at threshold, 0.75x at target and 1.50x at maximum) of base salary and, for certain officers, bonus at the time of payment (which will be in 2013). These GE awards were not assumed by NBCUniversal.

(2)

This column shows the number of GE stock options granted in 2010, subject to vesting 20% per year from the grant date. These stock options provide for continued vesting based on service to GE or NBCUniversal after the closing of the Joint Venture Transaction.

(3)

This column shows the aggregate grant date fair value under applicable SEC rules of GE stock options granted to the named executive officers in 2010. For additional information on GE’s valuation assumptions, refer to the “Other Stock-Related Information” footnote to the GE financial statements in the GE Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC.

Outstanding Equity Awards at 2010 Fiscal Year-End

There were no NBCUniversal equity awards outstanding at December 31, 2010. Prior to 2010, our named executive officers received GE stock options and GE stock awards, which were outstanding at December 31, 2010. These equity awards were not assumed by NBCUniversal. At the closing of the Joint Venture Transaction, with respect to our named executive officers who were our continuing employees, all of the GE stock options, and a portion of the GE stock awards, granted before 2010 became fully vested by their terms. With respect to the GE stock options granted in 2010 to our named executive officers that were eligible for continued vesting after the Joint Venture Transaction, these stock options were not exercisable at December 31, 2010. The amounts, exercise price and vesting schedule of these stock options are set forth above in the “Grants in 2010 of Plan-Based Awards” table.

Option Exercises and Stock Vested in 2010

There were no NBCUniversal equity awards outstanding at December 31, 2010. However, in order to show the amount of total income realized by our named executive officers during 2010, the following table shows the GE stock awards that became vested during 2010. No GE stock options were exercised by our named executive officers.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jeffrey Zucker	60,835	1,045,251
Lynn Calpeter	27,418	466,542
Richard Cotton	6,333	100,663
Marc Chini	52,418	878,160

(1)	Represents the average of the high and low GE stock price on the vesting date.

Pension Benefits for 2010

Each of our named executive officers participated in GE pension plans during 2010. Because these are GE plans, we have not provided detailed information regarding these plans. As a result of the closing of the Joint Venture Transaction, under the terms of the Employee Matters Agreement, our named executive officers (and other employees) who continued in our employment ceased to accrue benefits under each of these GE pension plans as of the closing date, but became fully vested in any regular pensions under the GE Pension Plan and, if as of the closing date, they had at least ten years of qualified service (which was the case for each of our named executive officers), became vested in his or her accrued benefits under the GE Supplementary Pension Plan as of the closing date.

The GE pension plans consisted of (i) the GE Pension Plan, which is a funded and tax-qualified retirement program that covers eligible employees and provides benefits based primarily on a formula that takes into account the participant’s earnings for each fiscal year; (ii) the GE Supplementary Pension Plan, which provides additional retirement benefits to eligible employees in its executive-band and above and is unfunded and not qualified for tax purposes; and (iii) the GE Excess Benefits Plan, which provides benefits to employees whose benefits under the GE Pension Plan are limited by Section 415 of the Internal Revenue Code and is unfunded and not qualified for tax purposes.

Nonqualified Deferred Compensation in and as of 2010 Fiscal Year-End

The table below provides information on the nonqualified deferred compensation of our named executive officers in and as of the end of 2010 under GE’s deferred compensation plans.

Each of these plans provides that participants cannot withdraw any amounts from their deferred compensation balances until termination of employment from GE and its majority-owned subsidiaries, which generally includes termination as a result of the closing of the Joint Venture Transaction. In 2010, none of our named executive officers made deferrals, there were no matching contributions, and no withdrawals or distributions were made.

Name	Type of Plan (1)(2)	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (4)
Jeffrey Zucker	Deferred bonus	–	–	60,233	–	614,812
Lynn Calpeter	Deferred bonus	–	–	6,840	–	101,096
	Deferred salary	–	–	45,865	–	561,255
Richard Cotton	Deferred bonus	–	–	141,050	–	879,279
	Deferred salary	–	–	281,693	–	2,761,292
Marc Chini	Deferred bonus	–	–	56,460	–	327,565
	Deferred salary	–	–	100,082	–	1,082,567

(1)

Under the deferred bonus plans, GE’s executive-band and above employees, including our named executive officers, were able to defer all or a portion of their incentive compensation payments in either: (i) GE stock (GE Stock Units), (ii) an index based on the S&P 500 (the S&P 500 Index Units) or (iii) cash units. If a participant elects either to defer incentive compensation payments in GE Stock Units or the S&P 500 Index Units, GE credits a number of such units to the participant’s Deferred Incentive Compensation account based on the respective average price of GE stock and the S&P 500 Index for the 20 trading days preceding the date GE’s Board of Directors approves the total bonus allotment. Deferred cash units earn interest income on the daily outstanding balance in the account based on the prior calendar month’s average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 and 20 years. The interest income does not constitute an “above-market interest rate” as defined by the SEC and is credited to the participant’s account monthly. Deferred GE Stock Units and S&P 500 Index Units earn dividend equivalent income on such units held as of the start of trading on the NYSE ex-dividend date equal to: (i) for GE Stock Units, the quarterly dividend declared by GE’s Board of Directors, or (ii) for S&P 500 Index Units, the quarterly dividend as declared by Standard & Poor’s for the S&P 500 Index for the preceding calendar quarter. Participants are permitted to receive their deferred compensation balance following termination of employment from GE either through a lump sum payment or in annual installments over 10 to 20 years.

(2)

Under the deferred salary plans, GE’s executive-band and above employees were able to defer their salary payments under executive deferred salary plans. The deferred salary plans pay accrued interest, including an above-market interest rate as defined by the SEC, ranging from 6.0% to 14%, compounded annually. Early termination before the end of the five-year vesting period will result in a payout of the deferred amount with no interest income paid, with exceptions for events such as retirement, death and disability. With respect to distributions under all deferred salary plans, participants were provided an election to receive either a lump sum payment or 10 to 20 annual installments.

(3)

Reflects earnings on each type of deferred compensation listed in this section. GE made all decisions with respect to the measures for calculating interest or other earnings on its nonqualified deferred compensation plans. The earnings on deferred incentive compensation payments and deferred long-term performance awards are calculated based on: (i) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 31, 2010, less (ii) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 31, 2009. The earnings on GE’s executive deferred salary plans are calculated based on the total amount of interest earned. See the “Summary Compensation Table for 2010” above for the above-market portion of those interest earnings in 2010.

(4)

The fiscal year-end balance reported for the deferred bonus plans does not include any amounts previously reported in a Summary Compensation Table (except as set forth in note 1 above) because we have not been subject to the SEC reporting rules in the past.

Potential Payments Upon Termination or Change in Control

Employment and Retention Agreements

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Jeffrey Zucker. On February 7, 2007, NBCUniversal and GE entered into an employment agreement with Jeffrey Zucker, our former President and Chief Executive Officer, which was subsequently amended, most recently on November 16, 2009, with a term through January 31, 2013. The employment agreement provided for an annual salary, a guaranteed annual cash bonus of no less than $1.5 million for good performance and eligibility for an additional annual performance bonus of up to $4.5 million based an achieving operating profit growth. The employment agreement contained restrictive covenants restricting solicitation of employees, imposing non-competition obligations and protecting our confidential information.

Upon termination of his employment prior to the end of the term of the employment agreement, he was entitled to receive (i) a lump-sum cash payment equal to the amount of his annual base salary and guaranteed annual cash bonus payable for the remainder of the term of the agreement; (ii) a prorated payment of any awards under the LTPA then in effect based on actual performance through the end of the applicable performance period and payable at such time as similarly situated active executives at GE are paid awards for such periods; and (iii) any other amount or benefit required to be paid or provided under any plan of ours or GE. Upon the closing of the Joint Venture Transaction (or upon termination of his employment in connection with the closing), GE agreed to vest a portion of Mr. Zucker’s GE stock options and GE stock awards and to pay any other amounts due to Mr. Zucker following termination of his employment.

•

Lynn Calpeter. Pursuant to a letter agreement with GE dated September 9, 2010, Lynn Calpeter was eligible for a payment totaling $2,242,500, contingent upon the completion of the Joint Venture Transaction. Half of this payment was paid upon the completion of the Joint Venture Transaction, and the remaining half will be paid two years thereafter if she remains employed through that date.

Unvested Equity Awards. If one of the named executive officers were to die or become disabled (such that the individual cannot perform his or her job), any unexercisable stock options would become exercisable and remain exercisable until their expiration date. In the event of disability, this provision only would apply to options that have been held for at least one year and would not have applied to the stock options granted in 2010. The following table provides the intrinsic value (that is, the value based upon GE’s closing stock price minus the exercise price) of the equity awards granted in 2010 that provided for continued vesting following the closing of the Joint Venture Transaction, if the named executive officer had died as of December 31, 2010.

Name	Intrinsic Value ($)
Jeffrey Zucker	1,566,000
Lynn Calpeter	548,100
Richard Cotton	417,600
Marc Chini	548,100

RELATED PARTY TRANSACTIONS

In connection with the Joint Venture Transaction, NBCUniversal, Comcast and GE (and certain of their respective affiliates) entered into various agreements relating to the Joint Venture Transaction and governing various relationships among the parties. The material terms of these agreements are summarized below under “—Arrangements Entered into in Connection with the Joint Venture Transaction.”

The terms of each of the agreements relating to the Joint Venture Transaction can be amended or waived by the parties in accordance with their terms. As a result, the terms of the agreements may change and differ from those described below, and those changes or differences may be material. See “Risk Factors—Risks Related to the New Notes—Comcast and GE may amend the Master Agreement and the Operating Agreement in a manner that may be adverse to us and to noteholders.”

In addition, GE has historically provided a variety of services to us, and we have provided various services to GE. Historically, Comcast has also provided a variety of services to the Comcast Content Business and that business has provided various services to Comcast. Some of these services will continue to be provided between ourselves, Comcast and GE, subsequent to the Joint Venture Transaction. See “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Related Party Arrangements—Transactions with GE,” “—Related Party Arrangements Between Us and Comcast” and Note 4 to our annual consolidated financial statements.

Arrangements Entered into in Connection with the Joint Venture Transaction

Master Agreement

On December 3, 2009, we entered into the Master Agreement with Comcast and GE providing for the Joint Venture Transaction, pursuant to which, among other things, GE contributed to NBCUniversal Holdings the equity of our company and certain assets used primarily for our legacy NBCUniversal businesses along with associated liabilities; we distributed approximately $7.4 billion to GE; and Comcast contributed the Comcast Content Business to our company along with associated liabilities and paid GE an amount in cash equal to $6.2 billion, which includes various transaction-related costs. As a result of these transactions, on January 28, 2011, our company became wholly owned by NBCUniversal Holdings, which is indirectly owned 51% by Comcast and 49% by GE.

The Master Agreement contains customary representations and warranties by our company and Comcast. GE has also made a limited number of representations, which relate primarily to the ability of GE to perform its obligations with respect to the Joint Venture Transaction.

Under the Master Agreement, Comcast and GE, subject to certain limitations, have agreed to indemnify NBCUniversal Holdings, us and each other for losses arising out of breaches of their respective representations, warranties and covenants and for any liability not included in their respective contributed businesses. Comcast and GE’s respective indemnification obligations for breaches of representations and warranties only apply to losses in excess of $145 million and $600 million, respectively, and are in each case subject to a cap of $725 million and $3 billion, respectively. Subject to certain limitations, NBCUniversal Holdings has also agreed to indemnify Comcast and GE against losses resulting from claims arising with respect to the contributed businesses or resulting from liabilities of the contributed businesses assumed by NBCUniversal Holdings. The parties’ obligations to indemnify for matters relating to the inaccuracy of representations and warranties are subject to specified time periods for bringing claims.

The Master Agreement also provided for the termination, and in certain cases, the continuation, of arrangements that existed prior to the closing of the Joint Venture Transaction between (i) our business and GE or its affiliates; and (ii) the Comcast Content Business and Comcast or its affiliates. The Master Agreement also provided, in some cases, for different terms than those applicable in the past for certain of the related party arrangements that continued following the closing of the Joint Venture Transaction.

Operating Agreement

GE, Comcast and their respective subsidiaries through which they own their membership interests in NBCUniversal Holdings entered into the Operating Agreement with respect to NBCUniversal Holdings in connection with the closing of the Joint Venture Transaction. The Operating Agreement sets forth the governance and operation of both NBCUniversal Holdings and NBCUniversal. It includes provisions relating to the redemption, purchase and transfer of ownership interests in NBCUniversal Holdings and certain non-compete restrictions on the part of Comcast and GE with respect to our principal businesses. The material terms of the Operating Agreement are described below.

Approval Rights

NBCUniversal Holdings is managed by a board of directors consisting of three Comcast designees and two GE designees. GE’s representation right will be reduced to one director if GE’s ownership interest in NBCUniversal Holdings falls below 20%, and GE will lose its representation right if GE’s ownership interest in NBCUniversal Holdings falls below 10%, with Comcast designees replacing the outgoing GE directors.

For so long as a qualifying IPO has not occurred and GE continues to own at least 10% of NBCUniversal Holdings, certain matters must be approved by at least three members of the board, which include: (i) certain incurrences or repayments of debt; (ii) removal of the Chief Executive Officer or employees reporting directly to the Chief Executive Officer; (iii) certain acquisitions and dispositions; (iv) entering into certain non-ordinary course agreements; (v) subject to certain limitations, approval of new strategic plans or material amendments to or departures from existing strategic plans; and (vi) adoption of the annual budget of NBCUniversal Holdings and its subsidiaries.

Furthermore, for so long as GE continues to own at least 20% of NBCUniversal Holdings, GE will have veto rights with respect to certain matters, which include: (i) certain acquisitions; (ii) material expansions of NBCUniversal Holdings’ scope of business or purpose; (iii) certain issuances or repurchases of equity; (iv) certain distributions to equity holders; (v) certain debt incurrences; (vi) certain loans to or guarantees for other persons made outside of the ordinary course of business; (vii) a liquidation or voluntary bankruptcy of NBCUniversal Holdings or any of its principal subsidiaries; (viii) certain changes to NBCUniversal Holdings’ long-term incentive plan or increases in the value of certain awards granted thereunder; and (ix) our consent with respect to Comcast’s use or sublicensing of certain of our trademarks.

In addition, in the event of a vacancy in the position of Chief Executive Officer of NBCUniversal Holdings or our company before July 28, 2014, GE will have the right to veto up to two candidates proposed by Comcast. For so long as GE continues to own at least 10% of NBCUniversal Holdings, the Chief Executive Officer of NBCUniversal Holdings and our company will be the same person.

Special Provisions for Future Related Party Transactions

For so long as GE has any interests in NBCUniversal Holdings, all related party transactions between Comcast and its affiliates and our company or NBCUniversal Holdings must be on arm’s-length terms. During this time,

NBCUniversal Holdings must notify GE of proposed related party transactions involving annual payments or obligations over $7.5 million. In addition, for so long as GE owns at least a 10% interest in NBCUniversal Holdings, GE has the right to veto any non-ordinary course related party transaction and, with respect to any ordinary-course related party transaction, to dispute whether such transaction is on arm’s-length terms and require such dispute to be arbitrated, if necessary.

Restrictions on Transfers

The Operating Agreement generally prohibits (i) Comcast from transferring its ownership interest in NBCUniversal Holdings until January 28, 2015; and (ii) GE from transferring its ownership interest until July 28, 2014, at which respective point either party may sell its ownership interest in NBCUniversal Holdings publicly or privately, subject, in the case of sales by GE, to a right of first offer in favor of Comcast, which would permit Comcast to purchase all, but not less than all, of the interests proposed to be transferred. If Comcast sells its entire ownership interest in NBCUniversal Holdings, it can require GE, or GE may elect, to sell its entire interest on the same terms, subject to certain minimum purchase price requirements as set forth in the Operating Agreement. The Operating Agreement also allows Comcast to effect a spin-off of its interest in NBCUniversal Holdings in specified circumstances.

Registration Rights

Comcast and GE have certain demand and piggyback registration rights generally exercisable, in the case of Comcast, after January 28, 2015 and, in the case of GE, after July 28, 2014. The parties’ registration rights will be subject to various restrictions on timing, frequency (including “blackout” periods in various circumstances) and, in the case of GE, amount.

Preemptive Rights

Comcast and GE have the right to purchase their pro rata portions of securities that NBCUniversal Holdings proposes to issue. If one of the parties fails to exercise its purchase right, or exercises its right for less than its full pro rata portion, the other party has the right to purchase those securities. This purchase right does not apply to issuances of securities in certain cases, including issuances to employees under benefit arrangements and certain issuances in connection with debt financing or acquisition activities.

GE Redemption and Comcast Purchase Rights

Pursuant to the terms of the Operating Agreement, GE generally may not directly or indirectly transfer its interest in NBCUniversal Holdings until July 28, 2014, after which, GE may transfer its interest to a third party subject to a right of first offer to Comcast. Further, pursuant to the Operating Agreement, during the six-month period commencing on July 28, 2014, GE is entitled to cause NBCUniversal Holdings to redeem, in cash, half of GE’s interest, and Comcast would have the immediate right to purchase the remainder of GE’s interest. If, however, Comcast elects not to exercise this right, during the six-month period commencing January 28, 2018, a second redemption right entitles GE to cause NBCUniversal Holdings to redeem its remaining interest.

If GE does not exercise its first redemption right, during the six-month period commencing on January 28, 2016, Comcast has the right to purchase half of GE’s interest in NBCUniversal Holdings and further redeem GE’s remaining interest, if any, during the six-month period commencing January 28, 2019. Comcast also will have the right, after GE makes a registration request pursuant to certain registration rights that are granted to it under the Operating Agreement, to elect to purchase for cash all of GE’s interest in NBCUniversal Holdings that GE is seeking to register. If GE elects to exercise its second redemption right, Comcast will have the right during the ten business day period after the public market valuation has been determined as discussed below, to elect to purchase for cash all of the interests in NBCUniversal Holdings that GE previously has transferred to third parties (other than in public sales and Rule 144 sales).

The purchase price to be paid in connection with any purchase or redemption described above (other than the Comcast purchase right in connection with a GE registration request described above) will equal 120% of the fully distributed public market trading value of NBCUniversal Holdings (as determined as set forth in the Operating Agreement) less 50% of the amount, if any, such fully distributed public market value exceeds $28 billion. Subject to certain limitations, if any borrowings by NBCUniversal to fund either of GE’s two potential redemptions would result in NBCUniversal exceeding a certain leverage ratio or losing investment grade status or if it cannot otherwise fund such redemptions, Comcast is committed to fund up to $2.875 billion in cash or its common stock for each of the two potential redemptions (for an aggregate of up to $5.75 billion, with amounts not used in the first redemption available for the second redemption) to the extent NBCUniversal Holdings cannot fund the redemptions.

Non-Compete Provisions

Each of Comcast and GE have agreed not to compete with NBCUniversal Holdings’ principal businesses. The non-compete restriction is subject to certain exceptions, including exceptions for businesses retained by Comcast and GE, after giving effect to the closing of the Joint Venture Transaction, and various other business activities. Comcast has agreed to first offer to NBCUniversal Holdings any potential business acquisition that is engaged in activities within any of NBCUniversal Holdings’ principal lines of business. The board members designated by GE will make the decision as to whether NBCUniversal Holdings will accept the opportunity. Prior to July 28, 2012, if NBCUniversal Holdings does not accept such business acquisition, Comcast may proceed with the acquisition to the extent the purchase price does not exceed $500 million. After July 28, 2012, if NBCUniversal Holdings does not accept such business acquisition, Comcast may proceed with the acquisition to the extent the purchase price does not exceed $500 million or, if the purchase price is in excess of $500 million, to the extent such acquisition would not result in Comcast having made similar business acquisitions in an aggregate amount in excess of $6 billion, such threshold being subject to an increase of 5% every year starting after January 28, 2015. Comcast’s obligation to offer opportunities to NBCUniversal Holdings terminates if GE’s ownership interest in NBCUniversal Holdings is less than 20%.

Other Business Opportunities

Except for the non-compete provisions, related party provisions, provisions regarding acquisitions of competing businesses and related provisions, none of Comcast, GE or their respective employees who serve on NBCUniversal Holdings’ board of directors have any obligation to refrain from engaging in businesses that are the same as or similar to our businesses or pursuing other opportunities that might be attractive for us.

Tax Matters Agreement

We have entered into a tax matters agreement with GE, Comcast, NBCUniversal Holdings, and certain affiliates of GE that sets forth the rights and obligations of each party with respect to taxes. In general, under the terms of the agreement, GE is responsible for certain taxes, including income taxes, imposed with respect to our legacy NBCUniversal businesses and Comcast is responsible for certain taxes, including income taxes, imposed with respect to the Comcast Content Business for tax periods ending on or prior to the closing of the Joint Venture Transaction. NBCUniversal Holdings is not directly liable for U.S. federal income taxes on income generated by our business; rather, those taxes will be imposed directly on the owners of NBCUniversal Holdings.

Generally, Comcast and GE are required to indemnify NBCUniversal Holdings and us (as well as each other) for any liabilities, taxes and other charges that are imposed on NBCUniversal Holdings and us (as well as each other) if such liabilities, taxes or other charges are attributable to a breach of their respective representations or covenants set forth in the agreement.

Employee Matters Agreements

As part of the Master Agreement, we entered into an NBCUniversal employee matters agreement and a Comcast employee matters agreement. The following section describes the material terms of the employee matters agreements, and is subject to and qualified by reference to the provisions of the employee matters agreements, each of which is included as an exhibit to the registration statement of which this prospectus forms a part.

Effective upon the closing of the Joint Venture Transaction, we and NBCUniversal Holdings adopted a new platform of employee benefit plans sponsored by NBCUniversal Holdings in which our employees participate. These new plans generally provide benefits to our employees that are in the aggregate comparable to those benefits provided to them prior to the closing of the Joint Venture Transaction. Employees of the Comcast Content Business will participate in our new employee benefit plans, but, generally until January 1, 2012, will participate in health, welfare and 401(k) plans we have established that are substantially similar to existing Comcast benefit plans. Employees of the Comcast Content Business will also continue to participate in specified Comcast benefit plans.

NBCUniversal Employee Matters Agreement

The NBCUniversal employee matters agreement covers specified employee, compensation and benefits matters relating to employees of the NBCUniversal businesses. We generally assumed or retained the obligations and liabilities relating to the employment or services, termination of employment or services, or employment practices with respect to the NBCUniversal businesses, whether arising before, on or after the closing of the Joint Venture Transaction, except as otherwise agreed.

NBCUniversal Compensation

The NBCUniversal employee matters agreement requires us to provide a specified level of compensation and benefits until January 28, 2012 to non-union employees of the NBCUniversal businesses who continue to be our employees following the closing of the Joint Venture Transaction. Our non-union, continuing employees generally must receive (i) comparable (on an aggregate basis) salary, wages, and target cash incentives; (ii) equity compensation opportunities with a comparable aggregate value; and (iii) employee benefits having a comparable employer-provided aggregate value, in each case as were in effect immediately prior to the closing of the Joint Venture Transaction. Each continuing employee employed primarily outside of the U.S. is entitled to receive his or her other material, legally required terms and conditions of employment. We will provide severance benefits to our eligible non-union, continuing employees who are laid off or terminated during the period ending on January 28, 2012 in an amount equal to the greater of (i) the severance benefits such an employee would have been entitled to on January 28, 2011 or (ii) our severance benefits for similarly situated employees. Some of our employees or other service providers have employment agreements or other arrangements that provide termination or severance payments in various circumstances, and the amounts payable under those arrangements are significant and could adversely impact our results of operations in any period in which they were paid.

NBCUniversal and GE Benefit Plans

Prior to the closing of the Joint Venture Transaction, employees of the NBCUniversal businesses participated in benefit plans sponsored by GE and in limited circumstances, benefit plans sponsored by NBCUniversal business entities. We retained sponsorship of, and all obligations with respect to, benefit plans sponsored by NBCUniversal prior to the closing of the Joint Venture Transaction. Neither we nor NBCUniversal Holdings assumed sponsorship of or, subject to certain limited exceptions, obligations with respect to specified GE benefit plans, principally including GE’s primary defined benefit plan and various retiree benefit plans. GE retained all assets and specified liabilities with respect to non-U.S., GE-funded defined benefit and defined contribution plans and we retained all liabilities with respect to non-U.S. GE unfunded defined benefit and defined contribution plans. Active U.S. employees of the NBCUniversal businesses generally ceased participating in the GE benefit plans effective as of January 28, 2011, and we will reimburse GE for any payments relating to (i) the continued participation in certain GE benefit plans by inactive employees of the NBCUniversal businesses until the return to active employment with NBCUniversal or the date of ineligibility; (ii) certain benefit claims incurred by employees of the NBCUniversal businesses on or prior to January 28, 2011; and (iii) accrued and unpaid insurance premiums (including workers’ compensation) as of such date. GE vested certain employees of the NBCUniversal businesses who participated prior to the closing of the Joint Venture Transaction in GE’s non-qualified, unfunded GE pension plan, and we will reimburse GE for any payments made by GE under the plan. GE retained obligations to provide certain employees of the NBCUniversal businesses with post-retirement welfare benefits and we will also reimburse GE for the payment of such benefits.

Agreements Not to Solicit or Hire NBCUniversal Holdings’ or GE’s Employees

Until January 28, 2012, GE generally may not induce any employees of the NBCUniversal businesses who hold an executive band or higher position as of January 28, 2011 to leave their employment with NBCUniversal Holdings or any of its subsidiaries. Until January 28, 2012, neither we nor NBCUniversal Holdings generally may induce certain specified categories of employees to leave their employment with GE.

Comcast Employee Matters Agreement

The Comcast employee matters agreement covers certain employee, compensation and benefits matters relating to employees of the Comcast Content Business. We generally assumed or retained the obligations and liabilities relating to the employment or services, or termination of employment or services with respect to the Comcast Content Business, whether arising before, on or after the closing of the Joint Venture Transaction, except as otherwise agreed.

Comcast Compensation

We assumed all cash bonus obligations to employees of the Comcast Content Business and will reimburse Comcast for any cash bonuses it pays with our consent to employees of the Comcast Content Business following the closing of the Joint Venture Transaction. We assumed, or, for payments following the closing of the Joint Venture Transaction, will reimburse Comcast for, all liabilities of Comcast relating to severance benefits with respect to employees of the Comcast Content Business.

Comcast Benefit Plans

Prior to the closing of the Joint Venture Transaction, the employees of the Comcast Content Business participated in benefit plans sponsored by Comcast. We assumed all obligations with respect to Comcast Content Business employees participation in certain benefit plans sponsored by Comcast. Additionally we assumed obligations associated with new executives of NBCUniversal and their participation in certain benefit plans sponsored by Comcast.

We will reimburse Comcast for certain liabilities and expenses incurred by Comcast following the closing of the Joint Venture Transaction with respect to the continued participation in Comcast benefit plans by employees of the Comcast Content Business, subject to any applicable provisions of the Transition Services Agreement and the requirements pertaining to related party transactions under the Operating Agreement, including, but not limited to, (i) certain benefit claims incurred by employees of the Comcast Content Business on or prior to January 28, 2011; (ii) vested, accrued benefits as of such date under pension plans; (iii) all outstanding equity awards; (vi) post-retirement welfare benefits coverage; and (v) accrued and unpaid insurance premiums (including workers’ compensation) as of such date. We will also reimburse Comcast for non-qualified deferred compensation (whether accrued before or after January 28, 2011) of employees of the Comcast Content Business.

Reimbursement of Chief Executive Officer Compensation

Effective with the closing of the Joint Venture Transaction, Stephen B. Burke became our Chief Executive Officer and resigned from his position as Comcast’s Chief Operating Officer. He remains an Executive Vice President of Comcast. We will reimburse Comcast for 80% of Mr. Burke’s total compensation following the closing, except that with regard to reimbursement of his cash bonus, we will reimburse Comcast for all cash bonus amounts awarded to him based on the achievement of objectives tied to our performance and no portion of cash bonus amounts awarded to him based on other performance objectives. The compensation of our initial Chief Executive Officer is determined by directors or the compensation committee of the board of directors of Comcast; provided that 80% of any target level cash bonus will be conditioned on the achievement of performance objectives tied solely to our performance.

Amendment of the Agreement

Comcast may modify or terminate the Comcast employee matters agreement without NBCUniversal Holdings’, GE’s or our consent at any time after GE’s percentage interest in NBCUniversal Holdings is less than 10%. However, so long as GE continues to own any interest in NBCUniversal Holdings, no such modification or termination may be made without GE’s consent to the extent that it would adversely affect GE disproportionately or impose obligations on GE in a manner contrary to the provisions of the Comcast employee matters agreement.

Intellectual Property Agreements

GE Intellectual Property Cross License Agreement

In connection with the closing of the Joint Venture Transaction, GE entered into an intellectual property cross license agreement with NBCUniversal Holdings. Under the agreement, GE granted to NBCUniversal Holdings and its subsidiaries, including us, a nonexclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license, under the intellectual property controlled by GE or any of its subsidiaries as of January 28, 2011 that is not included within the assets of our legacy NBCUniversal businesses but that was used or contemplated to be used by us or any of our subsidiaries as of such date, to use such intellectual property and to make, use, sell and provide products and services within the scope of our business as of such date and our reasonably expected business. The license to certain specified GE patents is exclusive within the scope of our business as of January 28, 2011 and our reasonably expected business and extends outside the scope of our business as of such date and our reasonably expected business on a nonexclusive basis. NBCUniversal Holdings may grant sublicenses under the license to the specified GE patents within the scope of our business as of January 28, 2011 and our reasonably expected business. NBCUniversal Holdings may otherwise grant sublicenses to an acquirer of any of our or our subsidiaries’ businesses, operations or assets and to any entities of which NBCUniversal Holdings owns between 20% and 50% of the outstanding equity securities or securities carrying voting power.

Pursuant to the agreement, NBCUniversal Holdings granted to GE and its subsidiaries a nonexclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license, under the intellectual property that is controlled by NBCUniversal Holdings or any of its subsidiaries, including us, as of January 28, 2011 (and which was controlled by GE or any of its subsidiaries immediately prior to such date) and used or contemplated to be used by GE or any of its subsidiaries as of such date (other than any intellectual property included in our library), to use the intellectual property and to make, use, sell and provide products and services. The license with respect to certain of our specified patents is limited to use outside the scope of our business as of January 28, 2011 and our reasonably expected business. GE may grant sublicenses under these licenses to an acquirer of any of the business, operations or assets of GE or its subsidiaries.

The agreement also provides that, absent a third party request or obligation, neither NBCUniversal Holdings nor its subsidiaries, including us, will initiate or maintain any request or claim for damages against GE or any of its subsidiaries for copyright infringement of any intellectual property rights in or to our library by any works in which such intellectual property (other than full-length works) had been exploited by GE or any of its subsidiaries outside the scope of our business as of January 28, 2011. GE has agreed to promptly cease any such exploitation at NBCUniversal Holdings’ reasonable request.

The agreement will remain in full force and effect in perpetuity and may only be terminated upon the mutual written agreement of the parties.

Comcast Intellectual Property Cross License Agreement

In connection with the closing of the Joint Venture Transaction, Comcast entered into an intellectual property cross license agreement with NBCUniversal Holdings. Under the agreement, Comcast granted to NBCUniversal Holdings and its subsidiaries, including us, a nonexclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license, under the intellectual property controlled by Comcast or any of its subsidiaries as of January 28, 2011 and used or contemplated to be used by the Comcast Content Business as of such date to use such intellectual property and to make, use, sell and provide products and services within the scope of our business as of such date and our reasonably expected business. NBCUniversal Holdings may grant sublicenses to an acquirer of any of our or our subsidiaries’ businesses, operations or assets and to any entities of which NBCUniversal Holdings owns between 20% and 50% of the outstanding equity securities or securities carrying voting power.

Pursuant to the agreement, NBCUniversal Holdings granted to Comcast and its subsidiaries a nonexclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license, under the intellectual property that is controlled by NBCUniversal Holdings or any of its subsidiaries as of January 28, 2011 (and which was controlled by Comcast or any of its subsidiaries immediately prior to January 28, 2011) and used or contemplated to be used by Comcast or any of its subsidiaries as of such date (other than any intellectual property included in the library of the contributed Comcast entities), to use such intellectual property and to make, use, sell and provide products and services. Comcast may grant sublicenses to an acquirer of any of the business, operations or assets of Comcast or its subsidiaries.

The agreement also provides that, absent a third party request or obligation, neither NBCUniversal Holdings nor its subsidiaries, including us, will initiate or maintain any request or claim for damages against Comcast or any of its subsidiaries for copyright infringement of any intellectual property rights in or to the library of the contributed Comcast entities by any works in which such intellectual property (other than full-length works) has been exploited by Comcast or any of its subsidiaries outside the scope of our business as of January 28, 2011. Comcast has agreed to promptly cease any such exploitation at NBCUniversal Holdings’ reasonable request, except to the extent that Comcast has obtained such rights under a separate agreement on arm’s-length terms.

This agreement will remain in full force and effect in perpetuity and may only be terminated upon the mutual written agreement of the parties.

Trademark License Agreement

In connection with the closing of the Joint Venture Transaction, we entered into the trademark license agreement pursuant to which we and Universal City Studios LLLP (“UCS”) have granted to Comcast a nonexclusive, worldwide, royalty-bearing license to use certain of our respective trademarks (including, without limitation, the right to use such trademarks as trade names, corporate names, domain names or in combination with trademarks owned by Comcast or its affiliates) in connection with any businesses, products and services of Comcast, NBCUniversal, UCS or any of their or our respective affiliates as of January 28, 2011, and in connection with any businesses, products and services within the natural zone of expansion of any of the foregoing. Pursuant to the agreement, Comcast may grant sublicenses to third parties to use the licensed trademarks within the licensed field described above subject to certain conditions, including that Comcast remains liable for any such sublicensees’ acts or omissions with respect to compliance with the terms and conditions of the agreement.

As consideration for the licenses granted by us and UCS, Comcast is required to pay us an annual royalty payment, which will increase at a rate of three percent (3%) per year during the term of the agreement. In addition, Comcast is required to pay us a proportional amount of any royalties Comcast receives from a sublicensee that are specifically and separately allocable to the sublicense of a licensed trademark.

Comcast will indemnify us, UCS and our and their respective affiliates for losses suffered related to or arising out of any third party claims based upon use of the licensed trademarks by Comcast or any of its sublicensees (except for any third party claims alleging that the use of the licensed trademarks in connection with goods or services of a type manufactured, offered, provided, distributed, marketed or sold by us, UCS or any of our or their respective affiliates, as applicable, infringes such third party’s intellectual property rights).

The agreement will remain in full force and effect in perpetuity unless terminated in accordance with its terms and conditions. The agreement may be terminated by Comcast at any time and may be terminated by us or UCS if Comcast and its affiliates no longer hold any direct or indirect interest in us or UCS, respectively (except in the event of a spin-off or similar transaction to Comcast’s shareholders of an entity that holds all of Comcast’s and its affiliates’ direct and indirect interest in us or UCS, respectively). We may not terminate the agreement in whole or in part for breach by Comcast or any of its sublicensees; however, we may seek damages or equitable relief through an expedited dispute resolution process provided for in the agreement.

Services Agreements

GE Transition Services Agreement

In connection with the closing of the Joint Venture Transaction, GE and NBCUniversal Holdings entered into a transition services agreement (the “TSA”) to provide each other or subsidiaries of the two parties, on a transitional basis, certain administrative, human resource, information technology and other support services and certain facilities, generally consistent with the services and facilities provided by GE to us or by us to GE prior to the closing of the Joint Venture Transaction. The charges for the transition services generally are intended to allow the providing party to fully recover the costs directly associated with providing the services and are determined in a manner that is consistent with the parties’ prior practice and based on the reasonable fully allocated costs of the services.

The services provided under the TSA will terminate at various times specified in the schedules to the TSA (generally on January 28, 2015), but the receiving party may terminate any and all services by giving prior written notice to the provider of the services.

Under the TSA, a provider of services will not be liable in connection with any services rendered by it except to the extent that the recipient of the service suffers a loss that results from the provider’s willful breach of the TSA, or its gross negligence or willful misconduct in connection with the provision of the service. Subject to certain exceptions relating to liabilities involving third party claims or willful misconduct, the liabilities of each party providing services under the TSA generally will be limited to the aggregate charges actually paid to that party by the other party pursuant to the TSA. The TSA also provides that the provider of a service will not be liable to the recipient of such service for any exemplary, special, indirect, punitive, incidental or consequential losses, damages or expenses.

Comcast Services Agreement

In connection with the closing of the Joint Venture Transaction, Comcast and NBCUniversal Holdings entered into a services agreement (“CSA”) to provide each other, or the subsidiaries of the two parties, certain administrative, human resource, information technology and other support services and certain facilities, generally consistent with the services and facilities provided by Comcast to certain of its contributed businesses or by those businesses to Comcast prior to the closing of the Joint Venture Transaction. The charges for the services generally are based on either the historical costs charged for the services by the applicable provider or the reasonable fully allocated costs for the services.

The receiving party may terminate any and all services by giving prior written notice to the provider of the services. Subject to certain transition requirements, all services will terminate when Comcast’s designees on NBCUniversal Holdings’ board of directors no longer represent a majority of the board.

Under the CSA, a provider of services generally will be subject to the same limitations on liability as applicable to a provider of services under the TSA.

The Weather Channel Liquidity Provisions

The Joint Venture Transaction may accelerate certain rights of other holders in our joint venture relating to The Weather Channel to cause an IPO of the entity in which the various holders hold their interests in The Weather Channel, the sale of other holders’ interests in such entity or, in some cases, the sale of all interests (including our interest) in such entity. In some cases, these rights of others can be preempted if we elect to exercise rights to purchase the interests of other holders.

Related Party Transactions Between Us and Comcast

Comcast provides some of our businesses television and online advertising, sports broadcast distribution rights, content transmission and distribution services and other miscellaneous services, such as shared office space. We provide programming content to Comcast for distribution over Comcast cable distribution services to Comcast customers, in exchange for a monthly fee for such content on a per video subscriber, per channel basis or a flat fee basis.

We expect to issue to Comcast a $400 million one-year subordinated note on July 1, 2011, the proceeds of which will be used to finance a portion of the purchase price of the remaining 50% equity interest in UCDP we do not already own. The note will bear interest at a rate per annum of 1.75% over three-month LIBOR.

Comcast historically has also provided letters of credit and guarantees with respect to some of the Comcast Content Business’ obligations to lenders and other third parties. Pursuant to the terms of the Operating Agreement, all letters of credit and guarantees by or from Comcast in connection with the Comcast Content Business have been replaced by us.

Comcast historically has provided certain management and administrative services to the Comcast Content Business. The expenses for these services are allocated to the Comcast Content Business based on a percentage of Comcast’s corporate expenses. Comcast’s corporate expenses primarily consist of the facilities, executive, administrative, benefits, human resources, legal, tax, treasury, corporate development, internal audit, accounting and other departments. Following the closing of the Joint Venture Transaction, these management and administrative services are only provided pursuant to the CSA.

Historical Related Party Transactions Between Us and GE

GE has provided us with a number of services, including legal, payroll, procurement, sourcing support, insurance, tax, human resources, employee benefits, treasury and cash management, real estate, marketing and communications, environmental, health and safety, research and development, infrastructure, insurance, risk management, corporate aircraft, IT and systems technology support. Some of these services were provided directly by GE, and others are managed by GE through third-party service providers. Upon the closing of the Joint Venture Transaction, GE agreed to continue to provide certain of these services to us, pursuant to the terms of the TSA and the GE employee matters agreement. In addition, we and our affiliates obtained a variety of goods (such as supplies and equipment) and services under various master purchasing and service agreements to which GE (and not NBCUniversal) was a party. We also historically received an allocated share of GE’s corporate overhead for certain services that GE provided to us, such as public relations, investor relations, treasury and internal audit services. Upon the closing of the Joint Venture Transaction, we no longer receive these services from GE except as set forth in the TSA.

We routinely provide GE and its affiliates with broadcast and cable programming advertising units through the ordinary course of business. Additionally, GE reimburses us for fees paid on its behalf to the NFL for the rights to market and produce goods and services to the NFL and its member teams in connection with our production and broadcast of various regular season, playoff, Pro Bowl and Super Bowl games.

Receivables Monetization

Prior to the closing of the Joint Venture Transaction, we monetized our trade accounts receivable through two programs established with GE and various GE subsidiaries. Through these programs, we retained limited interests in the assets sold, and provided reserves for all expected losses. As a result of the Joint Venture Transaction, we terminated our existing programs and established new monetization programs with a syndicate of financial institutions, including GECC. For further discussion of these arrangements, see Note 4 to our annual consolidated financial statements and Note 15 to our interim condensed consolidated financial statements included elsewhere in this prospectus.

30 Rockefeller Plaza and Other Real Estate Leases

In connection with the closing of the Joint Venture Transaction, we amended and restated our current lease with GE for approximately 1.4 million square feet of office, studio and production space within Rockefeller Center. The lease has an initial term of ten years, with two five-year extension options.

Under the terms of the amended lease, we pay a base rent to GE, but we retain direct responsibility for the payment of taxes, insurance and maintenance related to the property. We expect to operate the premises in a manner largely consistent with our operations prior to the closing of the Joint Venture Transaction.

CNBC also leases studio and office space from an affiliate of GE. The CNBC lease contains a residual value guarantee, the amount of which is reduced as CNBC performs under the lease and remains in the space.

Station Venture Note

As of December 31, 2010, we included $816 million of related party borrowings on our consolidated balance sheet, which reflected the debt obligations of a consolidated variable interest entity, Station Venture, which is owed to GECC, as servicer. Due to a change in circumstances resulting from the Joint Venture Transaction, we no longer consolidate this variable interest entity, and as of March 31, 2011 do not record this debt obligation on our consolidated balance sheet. See Note 6 to our interim condensed consolidated financial statements for further information on our accounting for Station Venture.

Transactions with Directors and Officers of Comcast and NBCUniversal Holdings

There have been no related party transactions between us and the executive officers or directors of Comcast or NBCUniversal Holdings or our executive officers, and no such related party transactions are contemplated.

PRINCIPAL STOCKHOLDERS

All of our issued and outstanding equity interests are owned by NBCUniversal Holdings, our sole and managing member. NBCUniversal Holdings is beneficially owned 51% by Comcast and 49% by GE. Comcast’s address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838, and GE’s address is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

The table below sets forth information as of February 28, 2011 about the amount of common stock of Comcast, as the parent of NBCUniversal Holdings, beneficially owned by our directors, our named executive officers and our directors and executive officers as a group. The respective percentages of beneficial ownership of Class A common stock, Class A Special common stock and Class B common stock of Comcast is based on 2,077,793,120 shares, 679,579,638 shares and 9,444,375 shares, respectively, outstanding as of March 8, 2011. None of our directors or executive officers beneficially own any equity interests in NBCUniversal Holdings or us or our subsidiaries.

	Amount Beneficially Owned(1)			Percent of Class
Name of Beneficial Owner	Class A(2)	Class A Special(3)	Class B	Class A(2)	Class A Special(3)	Class B
Michael J. Angelakis	1,112,688(4)	—	—	*	—	—
Stephen B. Burke	3,647,468(5)	2,494,205(6)	—	*	*	—
Lynn Calpeter	—	—	—	—	—	—
Marc Chini	—	—	—	—	—	—
Richard Cotton	—	—	—	—	—	—
Jeffrey R. Immelt	—	—	—	—	—	—
Brian L. Roberts	5,007,493(7)	11,292,179(8)	9,444,375(9)	*	1.7%	100%(9)
Keith S. Sherin	—	—	—	—	—	—
Jeffrey Zucker	—	—	—	—	—	—
All directors, named executive officers and executive officers as a group (12 persons)	13,504,262(4)(5)(7)	14,497,460(6)(8)	9,444,375(9)	*	2.1%	100%(9)

*	Less than 1% of the outstanding shares of the applicable class.

(1)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)

Includes beneficial ownership of shares of Class A common stock for which the following persons hold options exercisable on or within 60 days of February 28, 2011: Mr. Angelakis, 572,451 shares; Mr. Burke, 2,749,470 shares; Mr. Roberts, 4,416,900 shares and all directors and executive officers as a group, 10,869,545 shares. Also includes beneficial ownership of shares of Class A common stock underlying restricted stock units held by the following persons that vest on or within 60 days of February 28, 2011: Mr. Angelakis, 108,423 shares; Mr. Burke, 240,147 shares; Mr. Roberts, 299,295 shares; and all directors and executive officers as a group, 868,045 shares. Also includes 348,030 share equivalents of Mr. Burke that will be paid at a future date in cash and/or in Class A common stock pursuant to an election under Comcast’s 2002 deferred compensation plan.

(3)

Includes beneficial ownership of shares of Class A Special common stock for which the following persons hold options exercisable on or within 60 days of February 28, 2011: Mr. Burke, 2,401,875 shares; Mr. Roberts, 2,245,944 shares; and all directors and executive officers as a group, 5,236,569 shares.

(4)

Includes 11,400 shares of Class A common stock owned in an individual retirement-investment account, 2,400 shares owned by his wife in an individual retirement-investment account, 17,000 shares held by him as trustee for a Qualified Terminable Interest Property trust and 9,500 shares held by him as trustee for a family trust.

(5)	Includes 12,613 shares of Class A common stock owned in Comcast’s retirement-investment plan.

(6)	Includes 36,570 shares of Class A Special common stock owned in Comcast’s retirement-investment plan.

(7)

Includes 13,127 shares of Class A common stock owned in Comcast’s retirement-investment plan and 2,034 shares owned by his wife. Does not include shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by him; if he were to convert the Class B common stock that he beneficially owns into Class A common stock, he would beneficially own 14,451,868 shares of Class A common stock, representing less than 1% of the Class A common stock. For more information regarding the conversion terms of Class B common stock, see footnote 9 below.

(8)

Includes 65,197 shares of Class A Special common stock owned in Comcast’s retirement-investment plan. Also includes 4,068 shares owned by his wife, 240 shares owned by his daughter and 372,170 shares owned by a family charitable foundation of which his wife is a trustee. Also includes 7,056,323 shares owned by a limited liability company of which he is the managing member and 1,222,065 shares owned by certain family trusts, but does not include shares of Class A Special common stock issuable upon conversion of Class B common stock beneficially owned by him; if he were to convert the Class B common stock that he beneficially owns into Class A Special common stock, he would beneficially own 20,736,554 shares of Class A Special common stock, representing approximately 3.0% of the Class A Special common stock. For more information regarding the conversion terms of Class B common stock, see footnote 9 below.

(9)

Includes 9,039,663 shares of Class B common stock owned by a limited liability company of which Mr. Roberts is the managing member and 404,712 shares of Class B common stock owned by certain family trusts of which Mr. Roberts and/or his descendents are the beneficiaries. The shares of Class B common stock beneficially owned by Mr. Roberts represent 33 1/3% of the combined voting power of the two classes of Comcast’s voting common stock, which percentage is generally non-dilutable under the terms of Comcast’s articles of incorporation. Under Comcast’s articles of incorporation, each share of Class B common stock is convertible, at the shareholder’s option, into a share of Class A common stock or Class A Special common stock.

DESCRIPTION OF THE NEW NOTES

The Old Notes were issued, and the New Notes will be issued, under an indenture dated April 30, 2010 by and between us and The Bank of New York Mellon, as may be further supplemented from time to time. Each series of New Notes will constitute separate series under the indenture. The Bank of New York Mellon is the trustee for any and all securities issued under the indenture, as amended, including the Notes, and is referred to herein as the “trustee.” We will be the sole obligor on the Notes. The Notes will not be guaranteed by any of our subsidiaries or by GE, Comcast or their respective subsidiaries. In connection with the closing of the Joint Venture Transaction, we converted into a Delaware limited liability company named NBCUniversal Media, LLC.

The summary herein of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, copies of which are available as described under “Where You Can Find More Information.” In this section, references to the “Issuer,” “we,” “us” and “our,” prior to the closing of the Joint Venture Transaction, refer only to NBC Universal, Inc., and not any of its subsidiaries, and on or after the closing the Joint Venture Transaction, refer only to NBCUniversal Media, LLC (the limited liability company into which NBC Universal, Inc. converted) and not to any of its subsidiaries.

General

We are offering to exchange New Notes for any and all outstanding Old Notes:

Up to	Of “New Notes” (CUSIP):	For any and all outstanding “Old Notes”(CUSIP):	Maturity Date	Make-Whole Spread
$900,000,000	2.100% Senior Notes due 2014 (62875UAP0)	2.100% Senior Notes due 2014 (62875UAM7, U63763AF0)	April 1, 2014	25 basis points
$1,000,000,000	3.650% Senior Notes due 2015 (62875UAG0)	3.650% Senior Notes due 2015 (62875UAF2, U63763AC7)	April 30, 2015	20 basis points
$1,000,000,000	2.875% Senior Notes due 2016 (62875UAL9)	2.875% Senior Notes due 2016 (62875UAJ4, U63763AE3)	April 1, 2016	25 basis points
$2,000,000,000	5.150% Senior Notes due 2020 (62875UAC9)	5.150% Senior Notes due 2020 (62875UAA3, U63763AA1)	April 30, 2020	25 basis points
$2,000,000,000	4.375% Senior Notes due 2021 (63946BAE0)	4.375% Senior Notes due 2021 (62875UAH8, U63763AD5)	April 1, 2021	30 basis points
$1,000,000,000	6.400% Senior Notes due 2040 (63946BAF7)	6.400% Senior Notes due 2040 (62875UAD7, U63763AB9)	April 30, 2040	30 basis points
$1,200,000,000	5.950% Senior Notes due 2041 (62875UAQ8)	5.950% Senior Notes due 2041 (62875UAN5, U63763AG8)	April 1, 2041	35 basis points

The Old Notes and New Notes are referred to as the “Notes.” The make-whole spreads listed above are the same with respect to each series of Old Notes and New Notes and are referred to in each case as the “applicable make-whole spread.”

The terms of each series of New Notes are identical in all material respects to the terms of such series of Old Notes, except that the New Notes will be issued in a transaction registered under the Securities Act and the transfer restrictions and registration rights relating to the Old Notes will not apply to the New Notes. The New Notes will be issued in book-entry form only, in denominations of $2,000 in principal amount and multiples of $1,000 in excess thereof.

Interest on the New 2014 Notes, New 2016 Notes, New 2021 Notes and New 2041 Notes will accrue at a rate of 2.100%, 2.875%, 4.375% and 5.950% per annum, respectively, in each case from April 1, 2011. In each case, interest on such Notes will be payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2011 to the persons in whose names such Notes are registered at the close of business on the preceding March 15 or September 15 (whether or not a business day), as the case may be. Interest on such Notes will be paid to but excluding the relevant interest payment date. Interest on such Notes will be calculated on the basis of a 360-day year composed of twelve 30-day months. Interest on the Old 2014 Notes, Old 2016 Notes, Old 2021 Notes and Old 2041 Notes accrued from their date of issuance, October 4, 2010, and has been paid through April 1, 2011.

Interest on the New 2015 Notes, the New 2020 Notes and the New 2040 Notes will accrue at a rate of 3.650%, 5.150% and 6.400% per annum, respectively, in each case from April 30, 2011. In each case, interest on such Notes will be payable semi-annually in arrears on April 30 and October 30 of each year, beginning on October 30, 2011 to the persons in whose names such Notes are registered at the close of business on the preceding April 15 or October 15 (whether or not a business day), as the case may be. Interest on such Notes will be paid to but excluding the relevant interest payment date. Interest on such Notes will be calculated on the basis of a 360-day year composed of twelve 30-day months. Interest on the Old 2015 Notes, the Old 2020 Notes and the Old 2040 Notes accrued from their date of issuance, April 30, 2010, and has been paid through April 30, 2011.

No interest will be paid on either the Old Notes or the New Notes at the time of the exchange. The New Notes will accrue interest from and including the last interest payment date on which interest has been paid on the Old Notes. Accordingly, the holders of Old Notes that are accepted for exchange will not receive accrued but unpaid interest on such Old Notes at the time of exchange. Rather, that interest will be payable on the New Notes delivered in exchange for the Old Notes on the first interest payment date after the expiration of the Exchange Offer.

The indenture does not limit our ability to incur additional unsecured indebtedness, and does not restrict the ability of our subsidiaries to incur additional unsecured or secured indebtedness. The New Notes will be unsecured and unsubordinated obligations and will rank pari passu with our other unsecured and unsubordinated indebtedness. We conduct many of our operations through subsidiaries that own a significant percentage of our consolidated assets. The New Notes will be structurally subordinated to all indebtedness and liabilities (including trade payables) of our subsidiaries. The Notes will be effectively subordinated to our secured indebtedness, if any. As of March 31, 2011, giving effect to the Joint Venture Transaction,

•	we had $9.136 billion of total indebtedness

•	we had no secured indebtedness to which the New Notes would be effectively subordinated (excluding $19 million of secured debt of subsidiaries)

•	we, together with our consolidated subsidiaries, had $18.087 billion of total liabilities

•	our subsidiaries had $6.828 billion of liabilities (including trade payables but excluding intercompany debt) to which the Notes would be structurally subordinated

Issuance of Additional Notes

We may, without the consent of the holders, increase the principal amount of the Notes of any series by issuing Additional Notes of the same series in the future on the same terms and conditions as the Notes of such series, except for any differences in the issue price and, if applicable, the initial interest accrual date and interest payment date; provided that the Additional Notes are fungible with the Notes of such series offered hereby for U.S. federal income tax purposes. The Additional Notes will have the same CUSIP number as the Notes of the applicable series. Under the indenture, the Notes of any series and any Additional Notes of such series we may issue in the future will be treated as a single series for all purposes under the indenture, including for purposes of determining whether the required percentage of the holders of record of the Notes of such series has given approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all holders of the Notes of such series.

We also may, without the consent of the holders, issue other series of debt securities under the indenture (including the Additional Notes discussed in this prospectus) in the future on terms and conditions different from the New Notes of each series offered hereby.

Optional Redemption

The Notes of each series will be redeemable, in whole or in part at any time, or from time to time, at our option, at a “make-whole premium” redemption price calculated by us equal to the greater of:

(a)	100% of the principal amount of the Notes of the series to be redeemed; and

(b)

the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption dale), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus the applicable make-whole spread for such series, plus, in each case, accrued interest thereon to the redemption date. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on interest payment dates falling on or prior to a redemption date for such Notes will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to such Notes and the indenture.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, al the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (b) if the Independent Investment Banker obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means (a) each of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated or their affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer and (b) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

Notice of any redemption will be distributed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes of the series or portions thereof called for redemption. If less than all of the Notes of a series are to be redeemed, the Notes of such series to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate. No Notes of a principal amount of $2,000 or less will be redeemed in part. In addition, at any time we may repurchase Notes in the open market and may hold or surrender such Notes to the trustee for cancellation.

No Sinking Fund

The Notes will not be entitled to any sinking fund.

Covenants

Principal and Interest

We covenant to pay the principal of and interest on the Notes of each series when due and in the manner provided in the Notes and the indenture. As used in the indenture and in this “Description of the New Notes,” the term “principal” will be deemed to include “and premium, if any.”

Consolidation, Merger or Sale of Assets

We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any Person or Persons (other than a transfer or other disposition of assets to any of our wholly owned Subsidiaries), in a single transaction or through a series of transactions, unless:

•

we shall be the continuing Person or, if we are not the continuing Person, the resulting, surviving or transferee Person (the “surviving entity”) is a company or limited liability company organized (or formed in the case of a limited liability company) and existing under the laws of the United States or any State or territory thereof or the District of Columbia;

•

the surviving entity will expressly assume all of our obligations under the Notes and the indenture, and will execute a supplemental indenture, in a form satisfactory to the trustee, which will be delivered to the trustee;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default has occurred and is continuing; and

•

we or the surviving entity will have delivered to the trustee an officer’s certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

The restrictions in the third bullet above shall not be applicable to:

•

the merger or consolidation of us with an affiliate of ours if our board of directors determines in good faith that the purpose of such transaction is principally to change our state of incorporation or convert our form of organization to another form; or

•

the merger of us with or into a single direct or indirect wholly owned subsidiary of ours pursuant to Section 251(g) (or any successor provision) of the General Corporation Law of the State of Delaware (or similar provision of our state of incorporation).

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all our assets occurs in accordance with the indenture, the successor person will succeed to, and be substituted for, and may exercise every right and power of ours under the indenture with the same effect as if such successor person had been named in our place in the indenture. We will (except in the case of a lease) be discharged from all obligations and covenants under the indenture and any debt securities issued thereunder (including the Notes).

This covenant shall not apply to any transaction or series of transactions effected in connection with the consummation of the Joint Venture Transaction, including our conversion into a Delaware limited liability company as contemplated by the Master Agreement.

Existence

Except as permitted under “—Consolidation, Merger and Sale of Assets,” the indenture requires us to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights and franchises; provided, however, that we shall not be required to preserve any right or franchise if we determine that its preservation is no longer desirable in the conduct of business.

This covenant shall not apply to any transaction or series of transactions effected in connection with the Joint Venture Transaction, including, without limitation, our conversion into a Delaware limited liability company as contemplated by the Master Agreement.

Information

Until May 13, 2011 we will, upon the request of a holder of Notes, promptly furnish or cause to be furnished the information required by Rule 144A(d)(4) (or any successor provisions thereto) to such holder or to a prospective purchaser of Notes designated by such holder. We anticipate that we will satisfy our obligations pursuant to the immediately preceding sentence by making unaudited quarterly financial information available no later than 90 days following the end of each of the first three quarters of each fiscal year and unaudited annual financial information available no later than 90 days following the end of the fourth quarter of each fiscal year and by posting such information on either (a) a public website as may be then maintained by us or (b) a website (which may be nonpublic) to which access is given to holders and to prospective investors in the Notes that are “qualified institutional buyers” within the meaning of Rule 144A and certify their status as such to our reasonable satisfaction, and to securities analysts and market-making financial institutions reasonably satisfactory to us. We anticipate that the financial information will consist of an unaudited consolidated balance sheet and related consolidated statement of income and cash flows for each period.

Thereafter, to the extent we are not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (the “Reporting Requirements”) or do not otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will be required to make available to the trustee and the registered holders, without cost to any holder, within 90 days following our fiscal year end and within 45 days following our first, second and third fiscal quarter ends, the annual and quarterly financial statements that would be required to be filed with the SEC on Forms 10-K and 10-Q (were our company subject to the Reporting Requirements) along with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) and, with respect to annual financial statements, a report thereon by an independent registered public accounting firm, in each case in a manner that complies in all material respects with the requirements specified in such form for such financial statements and MD&A. To the extent that such required information relates to an annual or quarterly period prior to the closing of the Joint Venture Transaction, we will in any event provide similar information relating to NBCUniversal for such pre-completion annual or quarterly period regardless of whether such information would then be required to be filed with the SEC on Forms 10-K and 10-Q. In addition, we intend to provide additional financial information, including pro forma or adjusted financial data, to the extent we believe such information would be material to a noteholder. We will not be required to provide such information if the Notes are guaranteed by a person subject to the Reporting Requirements and we would have been exempt from the Reporting Requirements pursuant to Rule 12h-5 of the Exchange Act.

The information reporting requirements set forth above for the applicable period are satisfied by us by the filing with the SEC of this exchange offer registration statement, and any amendments hereto, with such financial information that satisfies Regulation S-X of the Securities Act within the appropriate time frames.

If we have electronically filed with the SEC’s Next-Generation EDGAR system (or any successor system), the reports described above, we shall be deemed to have satisfied the foregoing requirements.

In the event all series of the Notes are unconditionally guaranteed in full by a person subject to the Reporting Requirements, the foregoing requirements will be deemed satisfied by such guarantor filing any document or report that such guarantor is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Negative Covenants

In addition to the covenants set forth above, the following additional covenants shall apply to the Notes of each series. These covenants do not limit our ability to incur indebtedness and apply only to us.

Limitation on Liens

With respect to the Notes of each series, we will not create or incur any Lien on any of our Properties, whether now owned or hereafter acquired, in order to secure any of our Indebtedness, without effectively providing that the Notes of such series shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

(a)	Liens existing as of the date of initial issuance of the Notes of such series;

(b)	Liens granted after the date of initial issuance of the Notes of such series, created in favor of the holders of the Notes of such series;

(c)

Liens securing Indebtedness which are incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under clause (a), (b) and this clause (c) of this covenant so long as such Liens are limited to all or part of substantially the same Property which secured the Liens extended, renewed or replaced and the amount of Indebtedness secured is not increased (other than by the amount equal to any costs and expenses (including any premiums, fees or penalties) incurred in connection with any extension, renewal or refinancing); and

(d)	Permitted Liens.

Notwithstanding the foregoing, we may, without securing the Notes of any series, create or incur Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto, Aggregate Debt does not exceed the greater of (a) 15% of Consolidated Net Worth calculated as of the date of the creation or incurrence of the Lien and (b) 15% of Consolidated Net Worth calculated as of the date of initial issuance of the Notes of such series; provided that Liens created or incurred pursuant to this paragraph may be extended, renewed or replaced so long as the amount of Indebtedness secured is not increased (other than by the amount equal to any costs and expenses (including any premiums, fees or penalties) incurred in connection therewith) and such refinancing Indebtedness, if then outstanding, is included in subsequent calculations of Aggregate Debt.

Limitation on Sale and Lease-Back Transactions

With respect to the Notes of each series, we will not enter into any sale and lease-back transaction for the sale and leasing back of any Property, whether now owned or hereafter acquired, unless:

(a)	such transaction was entered into prior to the date of the initial issuance of the Notes of such series;

(b)	such transaction was for the sale and leasing back to us of any Property by one of our Subsidiaries;

(c)	such transaction involves a lease for less than three years;

(d)

we would be entitled to incur Indebtedness secured by a mortgage on the Property to be leased in an amount equal to the Attributable Liens with respect to such sale and lease-back transaction without equally and ratably securing the Notes of such series pursuant to the first paragraph of “—Limitation on Liens” above; or

(e)

we apply an amount equal to the fair value of the Property sold to the purchase of Property or to the retirement of our long-term Indebtedness within 365 days of the effective date of any such sale and lease-back transaction. In lieu of applying such amount to such retirement, we may deliver Notes to the trustee therefor for cancellation, such Notes to be credited at the cost thereof to us.

Notwithstanding the foregoing, we may enter into any sale lease-back transaction which would otherwise be subject to the foregoing restrictions with respect the Notes of any series if after giving effect thereto and at the time of determination. Aggregate Debt does not exceed the greater of (a) 15% of Consolidated Net Worth calculated as of the closing date of the sale and lease-back transaction and (b) 15% of Consolidated Net Worth calculated as of the date of initial issuance of the Notes of such series.

Certain Definitions

As used in this section, the following terms have the meanings set forth below.

“Aggregate Debt” means the sum of the following as of the date of determination:

(a)	the aggregate principal amount of our Indebtedness incurred after the date of initial issuance of the Notes and secured by Liens not permitted by the first sentence under “—Limitation on Liens;” and

(b)

our Attributable Liens in respect of sale and lease-back transactions entered into after the date of the initial issuance of the Notes pursuant to the second paragraph of “—Limitation on Sale and Lease-Back Transactions.”

“Attributable Liens” means in connection with a sale and lease-back transaction the lesser of:

(a)	the fair market value of the assets subject to such transaction (as determined in good faith by our board of directors); and

(b)

the present value (discounted at a rate per annum equal to the average interest borne by all outstanding debt securities issued under the indenture (which may include debt securities in addition to the Notes) determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

“Capital Lease” means any Indebtedness represented by a lease obligation of a Person incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Net Worth” means, as of any date of determination, our stockholders’ equity or members’ capital as reflected on the most recent consolidated balance sheet available to holders and prepared in accordance with GAAP.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Public Company Accounting Oversight Board (United States) and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the date of determination.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate lock agreements and interest rate collar agreements;

(b)	other agreements or arrangements designed to manage interest rates or interest rate risk;

(c)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices; and

(d)	other agreements or arrangements designed to protect such Person against fluctuations in equity prices.

“Indebtedness” of any specified Person means, without duplication, any indebtedness in respect of borrowed money or that is evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any Property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense, trade payable or other payable in the ordinary course, if and to the extent any of the foregoing indebtedness would appear as a liability upon an unconsolidated balance sheet of such Person (but does not include contingent liabilities which appear only in a footnote to a balance sheet).

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Permitted Liens” means:

(a)

Liens on any of our assets, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations;

(b)

(i) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of Property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, provided that with respect to this clause (i) the Liens shall be given within 24 months after such acquisition and shall attach solely to the Property acquired or purchased and any improvements then or thereafter placed thereon, (ii) Liens existing on Property at the time of acquisition thereof or at the time of acquisition by us of any Person then owning such Property whether or not such existing Liens were given to secure the payment of the purchase price of the Property to which they attach, and (iii) all renewals, extensions, refinancings, replacements or refundings of such obligations under this clause (b);

(c)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(d)

Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on our books in conformity with GAAP;

(e)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other Property relating to such letters of credit and the products and proceeds thereof;

(f)

Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing Hedging Obligations and forward contracts, options, futures contracts, futures options, equity hedges or similar agreements or arrangements designed to protect us from fluctuations in interest rates, currencies, equities or the price of commodities;

(g)	Liens in our favor;

(h)

inchoate Liens incident to construction or maintenance of real property, or Liens incident to construction or maintenance of real property, now or hereafter filed of record for sums not yet delinquent or being contested in good faith, if reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor;

(i)

statutory Liens arising in the ordinary course of business with respect to obligations which are not delinquent or are being contested in good faith, if reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor;

(j)	Liens consisting of pledges or deposits to secure obligations under workers’ compensation laws or similar legislation, including Liens of judgments thereunder which are not currently dischargeable;

(k)	Liens consisting of pledges or deposits of Property to secure performance in connection with operating leases made in the ordinary course of business to which we are a party as lessee, provided the aggregate value of all such pledges and deposits in connection with any such lease does not at any time exceed 16 2/3% of the annual fixed rentals payable under such lease;

(l)	Liens consisting of deposits of Property to secure our statutory obligations in the ordinary course of our business;

(m)

Liens consisting of deposits of Property to secure (or in lieu of) surety, appeal or customs bonds in proceedings to which we are a party in the ordinary course of our business, but not in excess of $25,000,000;

(n)	Liens on “margin stock” (as defined in Regulation U of the Board of Governors of the Federal Reserve System);

(o)	Liens permitted under sale and lease-back transactions, and any renewals or extensions thereof, so long as the Indebtedness secured thereby does not exceed $300,000,000 in the aggregate;

(p)

Liens arising in connection with asset securitization transactions, so long as the aggregate outstanding principal amount of the obligations secured thereby does not exceed $300,000,000 at any one time;

(q)	Liens securing Specified Non-Recourse Debt;

(r)

Liens (i) of a collection bank on the items in the course of collection, (ii) in favor of a banking or other financial institution arising as a matter of law encumbering deposits or other funds maintained with a financial institution (including the right of set off) and which are customary in the banking industry and (iii) attaching to other prepayments, deposits or earnest money in the ordinary course of business; and

(s)	Take-or-pay obligations arising in the ordinary course of business.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, or any other entity, including any government or any agency or political subdivision thereof.

“Property” means any property or asset, whether real, personal or mixed, or tangible or intangible, including shares of capital stock.

“Specified Non-Recourse Debt” means any account or trade receivable factoring, securitization, sale or financing facility, the obligations of which are non-recourse (except with respect to customary representations, warranties, covenants and indemnities made in connection with such facility) to us.

“Subsidiary” of any specified Person means any corporation, limited liability company, limited partnership, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

Events of Default

Each of the following will constitute an “Event of Default” in the indenture with respect to the Notes of any series:

(a)	default in paying interest on the Notes of such series when it becomes due and the default continues for a period of 30 days or more;

(b)	default in paying principal on the Notes of such series when due;

(c)

default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (a) and (b) above) and the default or breach continues for a period of 90 days or more after we receive written notice from the trustee or we and the trustee receive notice from the holders of at least 25% in aggregate principal amount of the Notes of all affected series and the debt securities of all other affected series outstanding under the indenture (voting together as a single class);

(d)	certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to us has occurred.

If an Event of Default (other than an Event of Default specified in clause (d) above) under the indenture occurs and is continuing, then the trustee may and, at the direction of the holders of at least 25% in aggregate principal amount of the Notes of all affected series and the debt securities of all other affected series outstanding under the indenture (voting together as a single class), will by written notice, require us to repay immediately the entire principal amount of the outstanding debt securities of each affected series, together with all accrued and unpaid interest.

If an Event of Default under the indenture specified in clause (d) occurs and is continuing, then the entire principal amount of the outstanding Notes will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (d) described above, the holders of a majority in principal amount of the outstanding Notes of any series (each such series voting as a separate class) may rescind this accelerated payment requirement with respect to the Notes of such series if all existing Events of Default with respect to the Notes of such series, except for nonpayment of the principal and interest on the Notes of such series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree and if all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee and its agents and counsel have been paid.

The holders of a majority in principal amount of the Notes of all affected series and the debt securities of all other affected series outstanding under the indenture (voting together as a single class) also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security of such series, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of such series.

The holders of at least 25% in aggregate principal amount of the Notes of all affected series and the debt securities of all other affected series outstanding under the indenture (voting together as a single class) may seek to institute a proceeding only after they have made written request, and offered indemnity as the trustee may reasonably require, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the Notes of all affected series and the debt securities of all other affected series then outstanding. These limitations do not apply, however, to a suit instituted by a holder of the Notes of any affected series for the enforcement of the payment of principal or, interest on or after the due dates for such payment.

During the existence of an Event of Default of which a responsible officer of the trustee has actual knowledge or has received written notice from us or any holder of the Notes, the trustee is required to exercise the rights and powers vested in it under the indenture, and use the same degree of care and skill in its exercise, as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee security or indemnity as the trustee may reasonably require. Subject to certain provisions, the holders of a majority in aggregate principal amount of the Notes of all affected series and the debt securities of all other affected series outstanding under the indenture (voting together as a single class) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any default occurs with respect to the Notes of any series, give notice of the default to the holders of the Notes of such series, unless the default was already cured or waived. Unless there is a default in paying principal or interest when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture within 120 days of the end of each fiscal year.

Modification and Waiver

We and the trustee may amend or modify the indenture or the Notes of any series without notice to or the consent of any holder of Notes in order to:

•	cure ambiguities, omissions, defects or inconsistencies

•	make any change that would provide any additional rights or benefits to the holders of the Notes

•	provide for or add guarantors with respect to the Notes

•	secure the Notes of any series

•	establish the form or forms of debt securities of any series

•	provide for uncertificated Notes in addition to or in place of certificated Notes

•	evidence and provide for the acceptance of appointment by a successor trustee

•	provide for the assumption by our successor, if any, to our obligations to holders of any outstanding Notes in compliance with the provisions of the indenture

•	qualify the indenture under the Trust Indenture Act

•	conform any provision in the indenture to this “Description of the New Notes”

•	make any change that does not adversely affect the rights of any holder in any material respect

Other amendments and modifications of the indenture or the Notes of any series may be made with the consent of the holders of not less than a majority in aggregate principal amount of the Notes of all series and the debt securities of all other series outstanding under the indenture that are affected by the amendment or modification (voting together as a single class), and our compliance with any provision of the indenture with respect to the debt securities of any series issued under the indenture (including the Notes) may be waived by written notice to us and the trustee by the holders of a majority in aggregate principal amount of the debt securities of all series outstanding under the indenture that are affected by the waiver (voting together as a single class). However, no modification or amendment may, without the consent of the holder of such affected Note or other debt security:

•	reduce the principal amount, or extend the fixed maturity, of the Notes of such series or alter or waive the redemption provisions of the Notes of such series

•	impair the right of any holder of the Notes of such series to receive payment of principal or interest on the Notes of such series on and after the due dates for such principal or interest

•	change the currency in which principal, any premium or interest is paid

•	reduce the percentage in principal amount outstanding of Notes of such series which must consent to an amendment, supplement or waiver or consent to take any action

•	impair the right to institute suit for the enforcement of any payment on the Notes of such series

•	waive a payment default with respect to the Notes of such series

•	reduce the interest rate or extend the time for payment of interest on the Notes of such series

•	adversely affect the ranking of the Notes of such series

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture with respect to the Notes of any series, when:

•	either:

•	all the Notes of such series that have been authenticated and delivered have been canceled or delivered to the trustee for cancellation; or

•

all the Notes of such series issued that have not been canceled or delivered to the trustee for cancellation have become due and payable, are by their terms to become due and payable at final maturity within one year, or are to be called for redemption within one year under irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name, and at our expense and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the Notes of such series to pay principal, interest and any premium;

•	we have paid or caused to be paid all other sums then due and payable under the indenture with respect to the Notes of such series; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture with respect to the Notes of such series have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the Notes of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the Notes of a series, except for:

•	the rights of holders of the Notes of such series to receive principal or interest when due;

•

our obligations with respect to the Notes of such series concerning issuing temporary Notes, registration of transfer of Notes, substitution of mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment of the Notes of such series;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture (“covenant defeasance”). Any failure to comply with these obligations will not constitute a default or an Event of Default with respect to the Notes of a series. In the event covenant defeasance occurs, certain events, not including nonpayment, bankruptcy and insolvency events, described under “—Events of Default” will no longer constitute an Event of Default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding Notes of any series:

•

we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the Notes of such series:

•	cash;

•	U.S. government obligations; or

•	a combination of cash and U.S. government obligations, the scheduled payments of principal and interest on which shall be in an amount;

in each case sufficient without reinvestment, in the written opinion of a nationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal and interest due on or prior to maturity or if we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, due on or prior to the redemption date;

•

in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, as a result of an Internal Revenue Service (“IRS”) ruling or a change in applicable federal income tax law, the holders of the Notes of such series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•

in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the Notes of such series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no default with respect to the outstanding Notes of such series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings), it being understood that this condition is not deemed satisfied until after the 91st day;

•

the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all Notes of such series were in default within the meaning of such Act;

•

the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under the indenture (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings), or any other material agreement or instrument to which we are a party;

•

the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such act or exempt from registration; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel, in each case stating that all conditions precedent with respect to the legal defeasance or covenant defeasance have been complied with.

Book-Entry; Delivery and Form; Global Note

Each series of New Notes will be issued in the form of one or more fully registered Global Notes (“Global Notes”) without interest coupons which will be deposited with, or on behalf of DTC, New York, New York, and registered in the name of Cede & Co., as nominee of DTC, for the accounts of participants in DTC. Unless and until exchanged, in whole or in part, for Notes in definitive registered form, a Global Note may not be transferred except as a whole (a) by the depositary for such Global Note to a nominee of such depositary, (b) by a nominee of such depositary to such depositary or another nominee of such depositary or (c) by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

Ownership of beneficial interests in a registered Global Note will be limited to persons, called participants, that have accounts with the depositary (currently DTC) or persons that may hold interests through participants in DTC. Investors may hold their interests in a Global Note directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), to the extent they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in a Global Note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the Global Note in customers’ securities accounts in the depositaries’ names on the books of DTC.

Upon the issuance of a registered Global Note, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the Notes beneficially owned by the participants. Any dealers, initial purchasers or agents participating in the distribution of the Notes will designate the accounts to be credited. Ownership of beneficial interests in a registered Global Note will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants.

So long as the depositary, or its nominee, is the registered owner of a registered Global Note, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the registered Global Note for all purposes under the indenture. Except as described below, owners of beneficial interests in a registered Global Note will not be entitled to have the Notes represented by the registered Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the indenture. Accordingly, each person owning a beneficial interest in a registered Global Note must rely on the procedures of the depositary for that registered Global Note and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. The laws of some jurisdictions may require that some purchasers of Notes take physical delivery of these Notes in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Note. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through such participants, the ability of a person holding a beneficial interest in a registered Global Note to pledge or transfer that interest 10 persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a definitive Note in respect of that interest.

To facilitate subsequent transfers, all Notes deposited by participants with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC will have no knowledge of the actual beneficial owners of the Notes. DTC’s records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

We will make payments due on the Notes to Cede & Co., as nominee of DTC, in immediately available funds. DTC’s practice upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders of that registered Global Note, is to immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered Global Note as shown on the records of the depositary. Payments by participants to owners of beneficial interests in a registered Global Note held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants. Payment to Cede & Co. is our responsibility. Disbursement of such payments to direct participants is the responsibility of Cede & Co. Disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants. None of us, the trustee or any other agent of ours or any agent of the trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered Global Note or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through participants in DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of the time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the Global Note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transaction’s interests in the Global Note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

We expect that DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in a Global Note are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in each Global Note among participants of DTC, Euroclear and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If the depositary for any of the Notes represented by a registered Global Note is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue Notes in definitive form in exchange for the registered Global Note that had been held by the depositary. Any Notes issued in definitive form in exchange for a registered Global Note will be registered in the name or names that the depositary gives to the trustee. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered Global Note that had been held by the depositary. In addition, we may at any time determine that the Notes of any series shall no longer be represented by a Global Note and will issue Notes in definitive form in exchange for such Global Note pursuant to the procedure described above, subject to the procedures of the depositary.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Euroclear and Clearstream hold securities for participating organizations. They also facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in the accounts of such participants. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as initial purchasers, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

The information in this section concerning DTC and DTC’s book-entry system, as well as information regarding Euroclear and Clearstream, has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy or completeness. We assume no responsibility for the performance by DTC, Euroclear, Clearstream or their respective participants of their respective obligations, including obligations that they have under the rules and procedures that govern their operations.

Notices

Notices to holders of the Notes will be made by first class mail, postage prepaid, to the addresses that appear on the security register of the Notes.

Unclaimed Funds

All funds deposited with the trustee or any paying agent for the payment of principal or interest in respect of the Notes that remain unclaimed for two years after such principal or interest will have become due and payable will be repaid to us upon our request. Thereafter, any right of any noteholder to such funds shall be enforceable only against us, and the trustee and paying agents will have no liability therefor.

Governing Law

The indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

Concerning Our Relationship with the Trustee

We maintain ordinary banking relationships and credit facilities with affiliates of the trustee. Gerald L. Hassell, one of Comcast’s directors, is President and a director of the trustee.

THE EXCHANGE OFFER

In the registration rights agreements between us and the initial purchasers of the April Notes and the October Notes, we agreed to use our commercially reasonable efforts:

(1)

to file a registration statement on or prior to May 13, 2011 relating to an offer to exchange each series of Old Notes for New Notes issued in a transaction registered with the SEC with terms identical to such series of Old Notes (except that the New Notes will not be subject to restrictions on transfer or to any increase in annual interest rate as described below), and

(2)	to complete the exchange offer and issue the New Notes within 60 days after the registration statement is declared effective.

The registration rights agreements provide that, in the event we fail to complete the exchange offer within 180 days after the registration statement is required to be filed, or November 9, 2011, the interest rate borne by the Old Notes will be increased by 0.25% per annum until the exchange offer is completed. Once we complete this exchange offer, holders of Old Notes will not be entitled to any increase in the annual interest rate or have any other rights under the applicable registration rights agreement. Holders of New Notes are not entitled to any such additional interest.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange Old Notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•

When you tender to us Old Notes as provided below, our acceptance of the Old Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•

For each $1,000 principal amount of any series of Old Notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of New Notes of such series; provided that New Notes will be issued in denominations of $2,000 and multiples of $1,000 in excess thereof.

•

We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the Old Notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of Old Notes at their addresses listed in the trustee’s security register with respect to the Old Notes.

•

The exchange offer expires at 5:00 p.m., New York City time, on                     , 2011; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means                     , 2011 or, if extended by us, the latest time and date to which the exchange offer is extended.

•

As of the date of this prospectus, $9.1 billion in aggregate principal amount of Old Notes was outstanding. Holders may tender some or all of their Old Notes pursuant to the exchange offer, except that if any Old Notes of a series are tendered for exchange in part, the untendered amount of such Old Notes must be in denominations of $2,000 and multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any minimum principal amount of Old Notes of any series being tendered.

•	Our obligation to accept Old Notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

•

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any Old Notes, by giving written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all Old Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly following the expiration or termination of the exchange offer.

•

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

•

We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the Old Notes promptly. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•

Old Notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the applicable registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resale of the New Notes.”

Important Rules Concerning the Exchange Offer

You should note that:

•

All questions as to the validity, form, eligibility, time of receipt and acceptance of Old Notes tendered for exchange will be determined by NBCUniversal Media, LLC in its sole discretion, which determination shall be final and binding.

•

We reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•

We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of Old Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular Old Notes either before or after the expiration date shall be final and binding on all parties.

•

None of NBCUniversal Media, LLC, NBCUniversal Holdings, GE, Comcast, the exchange agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to Submit and How

If you, as the registered holder of an Old Note, wish to tender your Old Notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal or an agent’s message in lieu of a letter of transmittal and all other documents required by the letter of transmittal to The Bank of New York Mellon at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

(1)	certificates for Old Notes must be received by the exchange agent along with the letter of transmittal, or

(2)

a timely confirmation of a book-entry transfer of Old Notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or

(3)	you must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of Old Notes, letters of transmittal and other required documents and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or Old Notes should be sent to NBCUniversal Media, LLC.

How to Sign Your Letter of Transmittal and Other Documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered

(1)	by a registered holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2)	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or

•	a commercial bank or trust company having an office or correspondent in the United States

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes tendered therewith, the Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Old Notes and with the signature guaranteed by an eligible institution.

If the letter of transmittal or any certificates for Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the New Notes promptly after the expiration of the exchange offer. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, we will issue New Notes in exchange for Old Notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for Old Notes, or

•	a timely book-entry confirmation of transfer of Old Notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•

a properly completed and duly executed letter of transmittal or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal and any other documents required by the letter of transmittal.

If we do not accept any tendered Old Notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing Old Notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged Old Notes without expense to the tendering holder or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged Old Notes will be credited to an account maintained with DTC promptly following the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Old Notes by causing DTC to transfer Old Notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or ATOP, procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of book-entry transfer of Old Notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation.

Although delivery of Old Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or a letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

DTC’s ATOP is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, DTC participants must send electronic instructions to DTC through its communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding Old Notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the participant’s acknowledgment of its receipt of and agreement to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If you are a registered holder of Old Notes and you want to tender your Old Notes but your Old Notes are not immediately available, or time will not permit your Old Notes, letter of transmittal or other required documents to reach the exchange agent on or before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1)	the tender is made through an eligible institution,

(2)

on or prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of Old Notes

•	the amount of Old Notes tendered

•

the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a letter of transmittal or an agent’s message in lieu thereof will be deposited by that eligible institution with the exchange agent, and

(3)

the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a letter of transmittal or an agent’s message in lieu thereof are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You can withdraw your tender of Old Notes at any time prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address listed below under “—Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the Old Notes to be withdrawn

•	the Old Notes to be withdrawn

•	the principal amount of the Old Notes to be withdrawn

•	if certificates for Old Notes have been delivered to the exchange agent, the name in which the Old Notes are registered, if different from that of the withdrawing holder.

•

if certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution

•

if Old Notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of that facility

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn Old Notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if at any time before the acceptance of Old Notes for exchange or the exchange of the New Notes for Old Notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any Old Notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Consequences of Failure to Exchange

If you do not exchange your Old Notes for New Notes in the exchange offer, your Old Notes will remain subject to the restrictions on transfer of such Old Notes:

•	as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from the registration requirements of the Securities Act; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offering of such Old Notes.

In general, you may not offer or sell your Old Notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the Old Notes under the Securities Act.

Exchange Agent

The Bank of New York Mellon has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and other required documents should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:

The Bank of New York Mellon, as Exchange Agent

c/o The Bank of New York Mellon

Corporation Corporate Trust — Reorganization Unit

480 Washington Boulevard,

27th Floor

Jersey City, New Jersey 07310

Attn: Carolle Montreuil— Processor

Facsimile Transmissions:

(212) 298-1915

To Confirm by Telephone or for Information:

(212) 815-5920

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $6 million.

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the New Notes would in general be freely transferable after the exchange offer without further registration under the Securities Act.

However, any purchaser of Old Notes who is an “affiliate” of NBCUniversal or who intends to participate in the exchange offer for the purpose of distributing the New Notes;

(1)	will not be able to rely on the interpretation of the staff of the SEC

(2)	will not be able to tender its Old Notes in the exchange offer

(3)

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless that sale or transfer is made using an exemption from those requirements

By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of Old Notes will represent that:

(1)	it is not our “affiliate”

(2)	any New Notes to be received by it were acquired in the ordinary course of its business

(3)

it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the New Notes

In addition, in connection with any resales of New Notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the New Notes, other than a resale of an unsold allotment from the original sale of the Old Notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreements, we have agreed to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of New Notes during the period required under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

OF THE EXCHANGE OFFER

The exchange of Old Notes for New Notes in the exchange offer will not result in any U.S. federal income tax consequences to holders. When a holder exchanges an Old Note for a New Note in the exchange offer, the holder will have the same adjusted basis and holding period in the New Note as in the Old Note immediately before the exchange.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange offer by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”), and ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA, any person who exercises any discretionary authority or control over the administration of an ERISA Plan, who manages or controls the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering exchanging Old Notes for New Notes with a portion of the assets of any Plan, a fiduciary should determine whether the transaction is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code and any other applicable Similar Laws, including, without limitation, prudence, diversification and delegation of control provisions.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition or holding of notes (or exchange notes) by an ERISA Plan with respect to which we or an initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition or holding of the Note. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more and receives no less than adequate consideration in connection with the transaction. There can be no assurance that any such statutory or class exemptive relief will be available with respect to the exchange of Old Notes for New Notes.

Because of the foregoing, the Old Notes should not be exchanged for New Notes by any person investing “plan assets” of any Plan, unless such transaction will not constitute a non-exempt prohibited transaction under ERISA and the Section 4975 of the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by exchanging an Old Note for a New Note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the Notes or any interest therein constitutes the assets of any Plan or (ii) neither the exchange of Old Notes for New Notes nor the holding or disposition of the New Notes by such purchaser or transferee will result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering exchanging Old Notes for New Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the transaction. Persons exchanging Old Notes for New Notes have exclusive responsibility for ensuring that the exchange does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The participation of any Plan in the exchange of the Old Notes for the New Notes is in no respect a representation by us or any of our affiliates or representatives that such a transaction is appropriate for, or meets all relevant legal requirements with respect to investments by, any such Plan generally or any particular Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of New Notes received by it in exchange for Old Notes.

We will not receive any proceeds from any sale of New Notes by broker-dealers.

New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market

•	in negotiated transactions

•	through the writing of options on the New Notes

•	a combination of those methods of resale

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made:

•	directly to purchasers; or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any New Notes.

Any broker-dealer that resells New Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those New Notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those New Notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

For the period described above, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

VALIDITY OF NEW NOTES

Davis Polk & Wardwell LLP, Menlo Park, California will opine for us on whether the New Notes are valid and binding obligations of NBCUniversal.

EXPERTS

The annual consolidated financial statements of NBC Universal, Inc. as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, have been included herein and in this registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Comcast Content Business (a component of Comcast Corporation) as of and for the year ended December 31, 2010 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the basis of presentation of Comcast Content Business). Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Changes in Registrant’s Certifying Accountant

On December 15, 2010, we notified KPMG LLP, our independent registered public accounting firm, that contingent upon the closing of the Joint Venture Transaction they would be dismissed upon completion of the audit of our annual consolidated financial statements as of and for the year ended December 31, 2010, the issuance of their report thereon and the filing by us of the registration statement of which this prospectus forms a part. Accordingly, the auditor-client relationship with KPMG ceased effective May 13, 2011.

In addition, on December 15, 2010, Comcast appointed Deloitte & Touche LLP as our independent registered public accounting firm contingent upon the closing of the Joint Venture Transaction for the period from January 1, 2011 to the date the Joint Venture Transaction closed and for the year ended December 31, 2011. Deloitte & Touche LLP also serves as Comcast’s independent registered public accounting firm.

The reports of KPMG LLP on our annual consolidated financial statements for the years ended December 31, 2010 and 2009 contained no adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2010 and 2009 and through May 13, 2011, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP would have caused it to make reference thereto in connection with its reports on our financial statements for such years.

During the years ended December 31, 2010 and 2009 and through May 13, 2011, there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

We requested that KPMG LLP furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 13, 2011, is filed as Exhibit 16 to the registration statement of which this prospectus is a part.

We did not consult with Deloitte & Touche LLP during the years ended December 31, 2010 and 2009, and through January 1, 2011, on any matter that was the subject of any disagreement or any reportable event as defined in Regulation S-K Item 304(a)(1)(iv) and Regulation S-K Item 304(a)(1)(v), respectively, or on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, relating to which either a written report was provided to us or oral advice was provided that Deloitte & Touche LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue. Deloitte & Touche LLP has been Comcast’s independent registered public accounting firm and participated in discussions with us and with Comcast, GE, KPMG LLP and the staff of the Securities and Exchange Commission regarding the appropriate application of accounting principles to the Joint Venture Transaction.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, (Registration No. 333- 174175). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding NBCUniversal and the exchange offer, please refer to the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matters involved.

As a result of the exchange offer, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any reports or other information filed by us at the SEC’s public reference room at 100 F Street N.E., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and at the SEC website at “www.sec.gov.” In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number: NBCUniversal Media, LLC, c/o Comcast Corporation, One Comcast Center, Philadelphia, Pennsylvania 19103-2838, (215) 286-1700.

Under the terms of the indenture, we have agreed that, after the exchange offer is completed and for so long as any of the Notes remain outstanding, to the extent we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or do not otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will be required to make available to the trustee and the registered holders, without cost to any holder, certain information. See “Description of the New Notes—Covenants—Information.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NBC Universal, Inc.:

We have audited the accompanying consolidated balance sheets of NBC Universal, Inc. and consolidated subsidiaries (“NBC Universal”) as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited the consolidated financial statement schedule II. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of NBC Universal’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NBC Universal as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

New York, New York

February 28, 2011 except for Notes 1, 8, 18 & 19 and the consolidated financial statement schedule, as to which the date is May 13, 2011

NBC Universal, Inc.

Consolidated Balance Sheet

	December 31
(in millions, except share and per share data)	2010	2009
Assets
Current assets
Cash and cash equivalents	$1,084	$197
Short-term loans to parent, net (Note 4)	8,072	1,547
Receivables, net	2,163	2,095
Programming rights (Note 5)	533	644
Other current assets	411	436
Total current assets	12,263	4,919
Film and television costs (Note 5)	3,890	3,863
Investments (Note 6)	1,723	1,599
Noncurrent receivables, net	782	613
Property and equipment, net (Note 7)	1,835	1,805
Goodwill (Note 8)	19,243	18,642
Intangible assets, net (Note 9)	2,552	2,573
Other noncurrent assets	136	125
Total assets	$42,424	$34,139
Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$2,536	$2,415
Accrued participations and residuals	1,291	1,173
Program obligations	422	497
Deferred revenue	500	655
Total current liabilities	4,749	4,740
Long-term debt (Note 11)	9,090	1,685
Related party borrowings (Note 4)	816	—
Accrued participations, residuals and program obligations	639	723
Deferred income taxes (Note 10)	2,303	2,050
Deferred revenue	395	323
Other noncurrent liabilities	615	513
Commitments and contingencies (Note 21)
NBC Universal, Inc. stockholders’ equity
Common stock, $0.01 par value per share, authorized 2,000 and issued 1,000 (Note 16)	—	—
Additional paid-in capital	23,592	23,592
Accumulated other comprehensive loss (Note 2)	(13)	(6)
Retained earnings	320	509
Total NBC Universal, Inc. stockholders’ equity	23,899	24,095
Noncontrolling interests	(82)	10
Total equity	23,817	24,105
Total liabilities and equity	$42,424	$34,139

See accompanying notes to consolidated financial statements.

NBC Universal, Inc.

Consolidated Statement of Income

	December 31
(in millions)	2010	2009	2008
Revenue	$16,590	$15,085	$16,802

Operating costs and expenses	(14,037)	(12,870)	(13,943)
Depreciation	(252)	(242)	(242)
Amortization	(97)	(105)	(126)
	(14,386)	(13,217)	(14,311)
Operating income	2,204	1,868	2,491
Other income (expense):
Equity in income of investees	308	103	200
Other (loss) income, net (Note 15)	(29)	211	270
Interest income	55	55	110
Interest expense	(277)	(49)	(82)
Income before income taxes and noncontrolling interests	2,261	2,188	2,989
Provision for income taxes (Note 10)	(745)	(872)	(1,147)
Income before noncontrolling interests	1,516	1,316	1,842
Net income attributable to noncontrolling interests	(49)	(38)	(73)
Net income attributable to NBC Universal, Inc. stockholders	$1,467	$1,278	$1,769

See accompanying notes to consolidated financial statements.

NBC Universal, Inc.

Consolidated Statement of Cash Flows

	December 31
(in millions)	2010	2009	2008
Operating activities
Income before noncontrolling interests	$1,516	$1,316	$1,842
Adjustments to reconcile income before noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	349	347	368
Amortization of film and television costs	2,773	2,333	1,830
Equity in income of investees	(308)	(103)	(200)
Cash received from investees	215	182	218
Deferred income taxes	254	186	448
Net loss (gain) on investment activity and other	28	(174)	(260)
Changes in operating assets and liabilities:
(Increase) decrease in receivables, net	(80)	491	135
Increase in film and television costs	(2,826)	(2,183)	(2,402)
Increase (decrease) in accounts payable, accrued liabilities, accrued participations and residuals, program obligations and deferred revenue	2	122	(252)
Proceeds from insurance claim	—	—	330
Other	88	105	(152)
Net cash provided by operating activities	2,011	2,622	1,905
Investing activities
Capital expenditures	(352)	(339)	(363)
Acquisitions, net of cash acquired	—	(14)	(110)
Purchases of investments and other assets	(32)	(64)	(662)
Proceeds received from sale of business, investments and other assets	3	67	293
Proceeds from insurance claim	—	—	94
Net cash used in investing activities	(381)	(350)	(748)
Financing activities
Proceeds from third party borrowings	9,090	1,671	—
Repayment of third party borrowings	(1,671)	(1,692)	—
(Increase) decrease in short-term loans to parent, net	(6,529)	(363)	424
Contributions received from stockholders	—	—	624
Dividends paid	(1,589)	(1,950)	(2,135)
Distributions to noncontrolling interests, net	(44)	(60)	(94)
Net cash used in financing activities	(743)	(2,394)	(1,181)
Increase (decrease) in cash and cash equivalents	887	(122)	(24)
Cash and cash equivalents, at beginning of year	197	319	343
Cash and cash equivalents, at end of year	$1,084	$197	$319
Cash paid for interest	$275	$105	$200
Cash paid for taxes	$328	$461	$702

See accompanying notes to consolidated financial statements.

NBC Universal, Inc.

Consolidated Statement of Equity

	NBC Universal, Inc. Stockholders
(in millions)	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Noncontrolling interests	Total equity
Balance, December 31, 2007	$—	$22,968	$48	$1,547	$27	$24,590
Comprehensive income
Net income attributable to NBC Universal, Inc. stockholders and noncontrolling interests				1,769	73	1,842
Other comprehensive income (loss)			(123)			(123)
Total comprehensive income						1,719
Capital contributions		624				624
Dividends				(2,135)	(94)	(2,229)
Other					10	10
Balance, December 31, 2008	—	23,592	(75)	1,181	16	24,714
Comprehensive income
Net income attributable to NBC Universal, Inc. stockholders and noncontrolling interests				1,278	38	1,316
Other comprehensive income (loss)			69			69
Total comprehensive income						1,385
Dividends				(1,950)	(60)	(2,010)
Other					16	16
Balance, December 31, 2009	—	23,592	(6)	509	10	24,105
Comprehensive income
Net income attributable to NBC Universal, Inc. stockholders and noncontrolling interests				1,467	49	1,516
Other comprehensive income (loss)			(7)			(7)
Total comprehensive income						1,509
Dividends				(1,586)	(51)	(1,637)
Other				(70)	(90)	(160)
Balance, December 31, 2010	$—	$23,592	$(13)	$320	$(82)	$23,817

See accompanying notes to consolidated financial statements.

NBC UNIVERSAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Business

NBC Universal, Inc. (“NBCU”) is one of the world’s leading media and entertainment companies. We develop, produce and distribute entertainment, news and information, sports and other content for global audiences. Formed in May 2004 through the combination of the National Broadcasting Company (“NBC”) and Vivendi Universal Entertainment, we own and operate a diversified and integrated portfolio of some of the most recognizable media brands in the world. As of December 31, 2010, our common stock was owned 87.7% by General Electric Company (“GE”) (through a wholly-owned subsidiary) and 12.3% by a wholly-owned subsidiary of Vivendi S.A. (“Vivendi”). Following the closing of the Joint Venture Transaction, as defined below, our business operations are now organized into the following segments:

•

Cable Networks: Our Cable Networks segment consists primarily of our national cable entertainment networks (USA Network, Syfy, E!, Bravo, Oxygen, Style, G4, Chiller, Sleuth and Universal HD); our national news and information networks (CNBC, MSNBC and CNBC World); our national cable sports networks (Golf Channel and VERSUS); our regional sports and news networks; our international entertainment and news and information networks (including CNBC Europe, CNBC Asia and our Universal Networks International portfolio of networks); certain digital media properties consisting primarily of brand-aligned and other websites, such as DailyCandy, Fandango and iVillage; and our cable television production operations.

•

Broadcast Television: Our Broadcast Television segment consists primarily of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 16 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned and other websites.

•

Filmed Entertainment: Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

•

Theme Parks: Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. We also have a 50% equity interest in, and receive special and other fees from, Universal City Development Partners (“UCDP”), which owns Universal Studios Florida and Universal’s Islands of Adventure.

Our headquarters are located in New York, New York, with operations throughout North America, Europe, South America and Asia.

On December 3, 2009, we entered into an agreement with GE and Comcast Corporation (“Comcast”), pursuant to which GE and Comcast were to form a new venture, NBCUniversal LLC (“NBCUniversal Holdings”) that would combine our company and certain businesses contributed by Comcast (the “Comcast Content Business”), which we refer to as the Joint Venture Transaction. The Comcast Content Business consists primarily of Comcast’s national cable networks, including E!, Golf Channel, G4, Style and VERSUS; Comcast’s regional cable networks, consisting of ten regional sports networks and three regional news channels; and certain digital media assets, including the websites Fandango and DailyCandy.

In connection with the Joint Venture Transaction, during 2010, we borrowed an aggregate of approximately $9.1 billion, which includes the senior notes in an aggregate principal amount of $4.0 billion that we issued on April 30, 2010 (“April Notes”). A portion of the proceeds from this issuance was used in May to repay amounts due under our two-year term loan agreement (“the Two-Year Term Loan Agreement”). On October 4, 2010, we issued additional senior notes in an aggregate principal amount of $5.1 billion (“October Notes”). We collectively refer to our new borrowings in 2010 as the “2010 Senior Notes”.

On December 3, 2009, GE also entered into a stock purchase agreement with Vivendi (“the Vivendi Stock Purchase Agreement”), pursuant to which GE agreed, among other things, to purchase Vivendi’s remaining interest in our company in connection with the closing of the Joint Venture Transaction. Pursuant to the Vivendi Stock Purchase Agreement, GE purchased from Vivendi, 7.7% of the common stock of our company for $2.0 billion on September 26, 2010.

On January 26, 2011, GE purchased Vivendi’s remaining 12.3% interest in our company for $3.673 billion, plus $222 million related to the previously purchased shares. In addition, we also distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction.

We closed the Joint Venture Transaction on January 28, 2011, pursuant to which, our company was converted to a limited liability company, NBCUniversal Media, LLC (“NBCUniversal”), and Comcast contributed the Comcast Content Business to NBCUniversal. NBCUniversal is now indirectly owned 51% by Comcast and 49% by GE. Refer to Note 22 for further details.

(2) Summary of Significant Accounting Policies

Accounting Principles and Consolidation

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”).

Our consolidated financial statements include the consolidated accounts of NBCU and our subsidiaries, companies that we control and in which we hold a majority voting interest, generally defined as more than 50%, and/or variable interest entities (“VIEs”) where we are the primary beneficiary and are required to consolidate in accordance with US GAAP. Intra-company transactions have been eliminated. Significant transactions between NBCU and GE, Vivendi, their affiliates and equity method investments are reflected in these consolidated financial statements and disclosed as related party transactions, where material.

Certain reclassifications have been made in the 2009 and 2008 consolidated financial statements and notes to conform to the current period’s presentation.

FASB Accounting Standards Codification

On July 1, 2009 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“Codification” or “ASC”) 105 Generally Accepted Accounting Principles, which combines all previously issued authoritative US GAAP into one codified set of guidance organized by subject area and supersedes all existing non-SEC accounting and reporting standards. Subsequent revisions will be effected through Accounting Standards Updates (“ASU’s”), which will serve to update the Codification, provide background information about the guidance, and provide the basis for conclusions on the changes to the Codification. We have included references to the Codification, as appropriate, in these financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities and reported amounts of revenue and expenses. Actual results could differ from those estimates.

We amortize capitalized film and television costs, as well as associated participation and residual payments, on an individual production basis using the ratio of the current period’s actual revenue to estimated total remaining gross revenue from all sources (“Ultimate Revenue”). Estimates of total revenue and costs are based on anticipated release patterns, public acceptance and historical results for similar productions. The most significant estimates made by us in the preparation of these consolidated financial statements relate to Ultimate Revenue; estimates of DVD returns and customer incentives; provision for doubtful accounts; allocation of purchase price to assets acquired and liabilities assumed in a business combination; income taxes and accruals for contingent liabilities; and impairment assessments for film and television productions, property and equipment, and goodwill and non-amortizing intangible assets, including trade names and Federal Communications Commission (“FCC”) licenses.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Receivables

Receivables are recorded net of a provision for doubtful accounts of $85 million and $145 million, as well as estimated allowances for DVD returns and customer incentives of $485 million and $491 million, at December 31, 2010 and 2009, respectively. Bad debt expense, excluding recoveries, recorded during the years ended December 31, 2010, 2009, and 2008, was approximately $12 million, $59 million and $54 million, respectively.

Certain eligible trade receivables are monetized through various GE programs. These monetization transactions are accounted for as sales in accordance with ASC 860, Transfers and Servicing (“ASC 860”). See Note 4 for further discussion on our monetization programs with GE.

Included in our consolidated balance sheet at December 31, 2010 and 2009, are unbilled receivables related to long-term television distribution contracts in the amounts of $307 million and $623 million, respectively, of current receivables and $435 million and $273 million, respectively, of noncurrent receivables (net of imputed interest).

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2010 due to the wide variety of customers and markets into which our products are sold and their dispersion across geographic areas.

Inventories

Inventories, consisting of home entertainment units and theme park merchandise, are stated at the lower of cost (determined by the first-in, first-out method) or realizable values. Inventories are included in other current assets in our consolidated balance sheet.

Investments

We determine the appropriate classification of our investments in securities at the time of purchase. Marketable equity securities classified as available-for-sale securities are reported at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Unrealized gains and losses, net of taxes, on available-for-sale securities are included as a separate component of other comprehensive income until realized.

We use the equity method to account for investments in which we have the ability to exercise significant influence over the investee’s operating and financial policies, referred to within our financial statements as “investees”. Equity method investments are recorded at cost and are adjusted to recognize (i) our proportionate share of the investee’s net income or losses after the date of investment, (ii) amortization of basis differences, (iii) additional contributions made and dividends received, and (iv) impairments resulting from other-than-temporary declines in fair value. For certain investments, we record our share of the investee’s net income or losses one quarter in arrears due to the timing of our receipt of such information. Gains or losses on the sale of equity method investments, as well as impairments, are recorded to other income, net.

We regularly review investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which the investment’s carrying value exceeds its fair value, the duration of the market decline, our intent or requirement to sell the investment before recovery of our amortized cost and the financial health and specific prospects of the issuer of the security. Management makes certain assumptions and estimates as part of its review and therefore actual results could differ materially. Unrealized losses that are other-than-temporary are recognized in other income, net. Realized gains and losses are accounted for using the specific identification method. Refer to Note 12 for further discussion on fair value estimates.

Film and Television Costs and Acquired Programming

We capitalize film and television production costs, including direct costs, production overhead, print costs, development costs and interest. We do not capitalize costs related to film exploitation, which are principally costs associated with film and television program marketing and distribution. We amortize capitalized film and television production costs, as well as associated participation and residual payments, on an individual production basis using the ratio of the current period’s actual revenue to our estimate of Ultimate Revenue. Actual results could differ materially from those estimates. Unamortized film and television costs are stated at the lower of unamortized cost or fair value.

Acquired film and television libraries are amortized on a straight-line basis over a period not to exceed 20 years. Unamortized film and television libraries are stated at the lower of unamortized cost or fair value. Amortization expense related to both our film and television capitalized costs and libraries is recorded in operating costs and expenses in our consolidated statement of income.

We capitalize the costs to license programming content, including rights to multi-year live-event based sports programming, at the earlier of acquisition or when the license period begins and the content is available for use. Capitalized programming costs are amortized when we broadcast the associated programs, whereas multi-year live-event based sports programming rights are amortized using the ratio of the current period actual revenue to estimated total direct revenue or on a straight-line basis over the contract period, as appropriate.

The costs of acquired programming are stated at the lower of unamortized costs or net realizable value on a program-by-program, package, channel or daypart basis, as appropriate. A daypart is defined as an aggregation of programs broadcasted during a particular time of day or programs of a similar type. Our cable programming networks are typically tested individually for impairment, whereas the NBC and Telemundo broadcast networks are tested on a daypart basis. An impairment charge may be necessary if our estimates of future cash flows are insufficient or when there is no plan to air.

We enter into arrangements with third parties to jointly finance and/or distribute many of our film productions. These arrangements, which are referred to as co-financing arrangements, can take various forms, but in most cases, the form of the arrangement involves the grant of an economic interest in a film to an investor. The parties to these arrangements can also vary, yet in most cases the investor assumes full risk for that portion of the film acquired in these transactions. We account for our proceeds under these arrangements as a reduction of our capitalized film costs. In these arrangements, the third-party investor owns an undivided copyright interest in the film and, therefore, in each period we reflect either a charge or benefit to operating costs and expenses in our consolidated statement of income to reflect the estimate of the third-party investor’s interest in the profits or losses of the film. Consistent with the requirements of ASC 926, Entertainment—Films, the estimate of the third-party investor’s interest in profits or losses of a film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated Ultimate Revenue.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, generally 10 to 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease period. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable and, if impaired, write the assets down to fair value.

Intangible Assets

Goodwill

We do not amortize goodwill, but test it annually for impairment using a fair value approach at the reporting unit level during the third quarter and whenever events or circumstances indicate it is more likely than not that the fair value of a reporting unit has fallen below its carrying amount. A reporting unit is generally the operating segment, or a business one level below that operating segment (the component level). We recognize an impairment charge for any amount by which the carrying amount of a reporting unit’s goodwill exceeds its fair value.

We determine the fair value of our reporting units based on the income approach. When available and as appropriate, we use comparative market multiples to corroborate the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. We use our internal forecasts to estimate future cash flows and include an estimate of future growth rates based on our views of the long-term outlook for each business. Estimating the fair value of reporting units involves the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions change from those expected, it is possible that the judgments and estimates described above could change in future periods. Our annual goodwill impairment analysis, which we performed during the third quarter of 2010, did not result in an impairment charge.

When all or a portion of a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair values of the business disposed of and the portion of the reporting unit that will be retained.

Capitalized Software

We capitalize certain costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in intangible assets, net in our consolidated balance sheet and are amortized on a straight-line basis over the estimated useful lives of the software, not to exceed 5 years.

Other Intangibles

We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Finite-lived intangible assets are amortized on a straight-line basis over periods ranging from 2 to 20 years. Intangible assets subject to amortization are tested for impairment using undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable and, if impaired, written down to fair value based on either discounted cash flows or third-party valuations.

We do not amortize indefinite-lived intangible assets, but test them annually for impairment during the third quarter and whenever events or circumstances indicate it is more likely than not that the fair value has fallen below its carrying amount. We use discounted cash flows to establish fair values, corroborated by market multiples when available, reliable and appropriate.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes with substantially all of our domestic subsidiaries included in the consolidated U.S. federal income tax return and certain combined state income tax returns of GE.

We are a party to a Tax Sharing Agreement (“TSA”) with GE. The TSA provides for the settlement of income tax liabilities and benefits between NBCU and GE relating to tax returns that include both companies on a consolidated or combined basis. Under the TSA, income taxes are computed on a separate-company basis, and we recognize a benefit in the calculation of our provision for income taxes to the extent that foreign tax credits, capital losses and other tax attributes generated by NBCU can be utilized both on a separate-company basis and in the consolidated or combined income tax returns of GE.

Deferred federal, state and foreign income taxes are provided for temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as for certain other tax attributes, and are stated at enacted tax rates expected to be in effect when the related tax liabilities are actually paid or the related income tax benefits are actually realized. We regularly review the recoverability of our deferred income tax assets. Valuation allowances are recorded to the extent that the recoverability of a deferred income tax asset is not considered to be more likely than not.

We record liabilities for uncertain income tax positions taking into account the likelihood that the position will more likely than not be sustained on audit by the appropriate tax authority and the amount likely to be realized upon ultimate settlement.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectability is reasonably assured. Determining whether some or all of these criteria have been met involves assumptions and judgments.

We sell access to our cable programming, television broadcast and Internet audience on a daypart, channel or platform basis. These arrangements require us to deliver an advertising unit often accompanied by an audience rating guarantee. We recognize advertising revenue, net of applicable agency commission, as advertising units are aired or viewed, net of a provision for audience deficiency.

We enter into multi-year distribution arrangements with Multi-channel Video Programming Distributors (“MVPDs”). These arrangements obligate us to deliver programming over a specified term, on a per-channel basis, in exchange for a subscription fee. We record contractually stated subscription fees as revenue over the license period. When these arrangements obligate us to deliver live-event based programming for a specified subscription fee, we defer the recognition of the contractually stated fees, until the specified programming is delivered to the MVPD.

Revenue from the theatrical distribution of films is recognized when films are exhibited. Revenue from the licensing of film and television productions is recorded when the content is available for use by the licensee, and when certain other conditions are met. When license fees are contracted as part-cash and part-advertising time, the advertising time component is recognized when the advertising units are aired. Revenue from home entertainment units, net of estimated returns and customer incentives, are recognized on the date that units are delivered to and made available for sale by retailers.

Revenue from advance theme park ticket sales is recognized when the tickets are used. For non-expiring, multi-day or annual passes, revenue is recognized over the period of benefit based on estimated usage patterns that are derived from historical data. Revenue from corporate sponsors at the theme parks is generally recognized over the period of the applicable contract.

We also enter into non-monetary exchanges of advertising units for other advertising units, products or services. Advertising units exchanged for advertising units are recorded at the fair value of advertising units provided and recognized when aired. Advertising units exchanged for products or services are recorded at the fair value of the goods or services received or advertising units provided. Advertising units provided are recognized when aired and costs are recognized in the period the products or services are used.

Advertising Costs

Third party advertising costs are expensed as incurred, which is when the advertising is exhibited or aired, and totaled $1.435 billion, $1.493 billion and $1.909 billion for the years ended December 31, 2010, 2009 and 2008, respectively.

Currency Translation

Functional currencies are determined based on appropriate economic and management indicators. Our reporting currency is the U.S. dollar. Assets and liabilities of non-U.S. dollar functional currency operations, primarily the euro and the pound sterling, are translated into U.S. dollars at the exchange rates in effect at the consolidated balance sheet date. Revenue and expenses of these functional currency operations are translated into U.S. dollars at the average rates of exchange prevailing during the period. Translation adjustments are included as a separate component of other comprehensive income.

Derivative Instruments

We use derivative financial instruments primarily to manage our exposure to the risks associated with fluctuations in foreign currency. Our objective is to manage the financial and operational exposure arising from these risks by offsetting gains and losses on the underlying exposures with gains and losses on the derivatives used to economically hedge them. We account for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, ASC 815 provides that for derivative instruments that qualify for hedge accounting, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through income or recognized in stockholders’ equity as a component of other comprehensive income until the hedged item is recognized in income, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative’s change in fair value is immediately recognized in income. For hedge relationships discontinued because a forecasted transaction is not expected to occur by the end of the originally specified period, any related derivative amounts recorded as a component of accumulated other comprehensive loss is reclassified to income.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies as well as contractual and other commercial commitments. We recognize liabilities for contingencies and commitments when losses are probable and can be reasonably estimated.

Stock-Based Compensation

Certain of our employees (and, in limited circumstances, selected consultants, advisors and independent contractors), participate in GE’s stock-based compensation plans, which provide for the issuance of a variety of stock-based awards such as stock options and restricted stock units (“RSUs”). NBCU and GE follow the provisions of ASC 718, Compensation-Stock Compensation, which require that a company measure the cost of employee services received in exchange for an award of stock-based equity instruments based on the grant-date fair value of the award. The cost associated with the issuance of stock-based awards is recognized in our consolidated statement of income over the period during which an employee is expected to provide service in exchange for the award. The accounting for such plans, including assumptions used to determine the fair value of options and the resulting compensation expense, is determined and recorded at GE, and a charge related to the cost associated with NBCU employees is charged to NBCU as a component of GE’s corporate overhead allocation, which we settle in cash with GE. See Note 4.

Comprehensive Income

Comprehensive income is reported in our consolidated statement of equity as a component of stockholders’ equity and consists of net income and other gains and losses affecting stockholders’ equity that, under US GAAP, are excluded from net income. For us, such items consist primarily of unrealized gains and losses on marketable equity securities, gains and losses on certain derivative financial instruments, minimum pension liabilities and foreign currency translation gains and losses.

The following summary sets forth the components of other comprehensive income (loss), net of tax, accumulated in stockholders’ equity:

(in millions)	Foreign Exchange and Interest Rate Swap	Available for Sale Securities	Pension Costs	Foreign Currency Translation Adjustment	Total
Balance at December 31, 2007	$10	$14	$(5)	$29	$48
Unrealized gain (loss)	15	(90)	2	(157)	(230)
Transfer to income	(28)	67	—	—	39
Income taxes	5	9	(1)	55	68
Balance at December 31, 2008	2	—	(4)	(73)	(75)
Unrealized gain (loss)	(18)	1	(13)	114	84
Transfer to income	20	1	—	1	22
Income taxes	(1)	(1)	5	(40)	(37)
Balance at December 31, 2009	3	1	(12)	2	(6)
Unrealized gain (loss)	11	2	(14)	(3)	(4)
Transfer to income	(8)	—	—	2	(6)
Income taxes	(1)	(1)	5	—	3
Balance at December 31, 2010	$5	$2	$(21)	$1	$(13)

Accounting Changes

On January 1, 2010 we adopted ASU 2009-17, which amended guidance related to the consolidation of VIEs.

Among other changes, the guidance replaced the existing quantitative approach for identifying the party that should consolidate a VIE (which was based on exposure to a majority of the risks and rewards), with a qualitative approach, based on the determination of which party has the power to direct the most economically significant activities of the entity. The revised guidance changed the composition of entities that meet the definition of a VIE and the determination of which party should consolidate a VIE as the primary beneficiary. It further requires the latter to be evaluated continuously and requires enhanced disclosure of our relationships with VIEs in our consolidated financial statements.

As a result of adopting the new guidance, our joint venture in Station Venture Holdings, LLC (“Station Venture”) with LIN TV Corp. (“LIN TV”), which we have in prior periods accounted for as an equity-method investment, met the definition of a VIE, and is included in our consolidated financial statements as of and for the year ended December 31, 2010.

On January 1, 2010, we began to consolidate the assets and liabilities of Station Venture at amounts that would have been reported in our consolidated balance sheet had we consolidated the entity since its formation. The incremental effect of consolidation on total assets and liabilities, net of our investment, was an increase of approximately $643 million and $821 million, respectively, primarily related to incremental goodwill associated with our acquired interest in a television station contributed to the joint venture at the date of formation, and the assumption of related debt. At the date of adoption we also recorded a net reduction to equity of approximately $178 million, relating primarily to the recognition of noncontrolling interests and amortization of goodwill for periods prior to the adoption of ASC 350, Intangibles-Goodwill and Other. Station Venture incurs interest expense of approximately $66 million per year, 80% of which has historically been reflected in our consolidated statement of income through equity in income of investees. No adjustment has been made to the consolidated statement of income for the year ended December 31, 2009 to reclassify the interest expense from equity in income of investees. Post adoption, 100% of Station Venture interest expense of $66 million for the year ended December 31, 2010 is recorded in our consolidated statement of income as interest expense, and 20% of this expense is then reflected as noncontrolling interest. As such, the consolidation has no net impact on our consolidated statement of income. Refer to Note 4 for additional information on the debt obligation of Station Venture.

We also adopted ASU 2009-16 on January 1, 2010, which amended guidance provided by ASC 860, Transfers and Servicing, and modified the de-recognition criteria in a manner that significantly narrows the types of transactions that qualify as sales. The financial statement impact of adopting this amendment to the transfer and sale of financial assets was insignificant to our consolidated financial statements.

In December 2007, the FASB issued an amendment to ASC 805, Business Combinations. This amendment changed the accounting for business acquisitions both during the period of an acquisition and in subsequent periods. The adoption of this authoritative guidance did not affect our historical consolidated financial statements, but will impact future business combinations. This amendment was adopted effective January 1, 2009 for business combinations occurring after that date.

In December 2007, the FASB issued an amendment to ASC 810, Consolidation, which changes the accounting for noncontrolling interests in a consolidated subsidiary, including the presentation of noncontrolling interests in financial statements. Application of this guidance requires that increases and decreases in our controlling financial interests in consolidated subsidiaries will be reported in equity similar to treasury stock transactions. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured to fair value with the gain or loss reported in net income. We adopted this guidance on January 1, 2009 and it is being applied prospectively, except for the provisions related to the presentation of noncontrolling interests, which have been applied retroactively. The changes relating to the presentation within the financial statements include a requirement to classify income attributable to noncontrolling interests (previously referred to as “minority interests”) as part of consolidated net income and to include the accumulated amount of noncontrolling interests within stockholders’ equity. The net income amounts we have previously reported for the year ended December 31, 2008 are now presented as “Net income attributable to NBC Universal, Inc. stockholders”.

In December 2007, the FASB issued ASC 808, Collaborative Arrangements, which defines collaborative arrangements and establishes accounting and reporting requirements for transactions between participants in the arrangement and third parties. We adopted the provisions of this guidance on January 1, 2009, which did not affect our historical consolidated financial statements.

In March 2008, the FASB issued authoritative guidance amending and expanding the disclosure requirements for derivative instruments and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial statements. We adopted this guidance, which was incorporated into ASC 815 as of January 1, 2009. See Note 13.

In September 2006, the FASB issued guidance on fair value measurements, which redefined fair value, established a new framework for measuring value and expanded disclosures about fair value measurements. The new guidance is codified in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). We adopted ASC 820 in two steps; effective January 1, 2008, for all financial instruments and recurring fair value measurements of non-financial assets and liabilities and effective January 1, 2009, for all remaining fair value measurements, including non-recurring measurements of non-financial assets and liabilities such as those used in measuring impairments of goodwill, other intangible assets and other long-lived assets. See Note 12.

New Accounting Standards

In September 2009, the FASB issued amendments to existing standards for revenue arrangements with multiple components. The amendments generally require the allocation of consideration to separate components based on the relative selling price of each component in a revenue arrangement. The amendments also require certain software-enabled products to be accounted for under the general accounting standards for multiple component arrangements as opposed to accounting standards specifically applicable to software arrangements. The amendments are effective prospectively for revenue arrangements entered into or materially modified after January 1, 2011. The financial statement impact of adopting these amendments is expected to be insignificant to our consolidated financial statements.

In January 2010, the FASB issued amendments to existing standards for fair value measurement and related disclosures. The amendments included requirements for increased disclosure with respect to purchases, sales, issuances and settlements in the roll forward of our Level 3 fair value measurements. The amendments are effective after January 1, 2011. The financial statement impact of adopting these amendments is expected to be insignificant to our consolidated financial statements.

(3) Acquisitions and Dispositions

As discussed further in Note 22, we closed the Joint Venture Transaction with GE and Comcast on January 28, 2011. Due to the change in control of our company from GE to Comcast, we will apply acquisition accounting in the first quarter of 2011 to reflect the transaction, including adjusting our assets and liabilities to fair value as of the date of acquisition.

There were no significant acquisitions or dispositions that were completed during the years ended December 31, 2010 and 2009, that affected our consolidated financial statements.

In June 2008, we sold the cable network, The Sundance Channel (“Sundance”) to Cablevision Systems Corporation for $230 million, net of cash and transaction costs. The transaction was effected through the acquisition of our interest in Sundance by a newly formed subsidiary of GE, which in turn sold the interest to Cablevision Systems Corporation in exchange for 12.7 million shares of GE common stock. We recorded a pre-tax gain of $84 million on the sale of Sundance.

(4) Related Party Transactions

Transactions with GE

The table below presents amounts due to and due from GE and its affiliates, which are included in our consolidated balance sheet:

	December 31
(in millions)	2010	2009
Amounts due from GE and affiliates
Receivables, net(a)	$76	$77
Short-term loans to parent(b)	8,072	1,547
Amounts due to GE and affiliates
Accounts payable(c)	$504	$419
Other liabilities(d)	57	7

(a)	Primarily relates to our monetization program with GE.

(b)	Primarily represents our cash on deposit and proceeds from our 2010 Senior Notes in excess of that used to repay our existing debt obligations.

(c)

Relates to cash collected on trade receivables to be paid to GE under our monetization program and other services provided by GE as described below and is recorded in accounts payable and accrued liabilities in our consolidated balance sheet.

(d)

Includes financing costs associated with the issuance of our 2010 Senior Notes that will be reimbursed to GE and Comcast within one year of the closing of the Joint Venture Transaction, which are recorded in accounts payable and accrued liabilities in our consolidated balance sheet.

Station Venture Note

We own a 79.62 percent equity interest and a 50 percent voting interest in Station Venture, which through its ownership interest in Station Venture Operations, LP (“Station LP”) holds an indirect interest in the NBC Network-affiliated local television stations in Dallas, Texas and San Diego, California, and the remaining interests are held by LIN TV. Station Venture is consolidated in our financial statements as of December 31, 2010. Station Venture is the obligor on an $816 million senior secured note due in 2023, which is non-recourse to us and is due to General Electric Capital Corporation, a subsidiary of GE, as servicer. The note is collateralized by substantially all of the assets of Station Venture and Station Venture LP, and is guaranteed by LIN TV. The note bears interest at an annual rate of 8% until March 2, 2013 and 9% thereafter and is presented as related party borrowings on our consolidated balance sheet as of December 31, 2010.

As a result of the closing of the Joint Venture Transaction on January 28, 2011, GE has indemnified us for all liabilities we will incur as a result of the senior secured note, or under any related credit support, risk of loss or similar arrangement in existence prior to the closing of the Joint Venture Transaction.

Services Provided by GE

GE provides us with a number of services, including legal, payroll, procurement, sourcing support, insurance, tax, human resources, employee benefits, treasury and cash management, real estate, marketing and communications, environmental, health and safety, research and development, infrastructure, insurance, risk management, corporate aircraft, IT and systems technology support. Some of these services are provided directly by GE, and others are managed by GE through third-party service providers. The cost of certain of these services is either (a) recognized through our allocated portion of GE’s corporate overhead; or (b) billed directly to us (such as most of our employee benefit costs). The cost of other services is included within the service itself, and the incremental cost for GE to provide the service is not discernible (such as payroll processing services included within the cost of payroll). In addition, we and our affiliates obtain a variety of goods (such as supplies and equipment) and services under various master purchasing and service agreements to which GE (and not NBCU) is a party.

We receive an allocated share of GE’s corporate overhead for certain services that GE provides to us, but which are not specifically billed to us, such as public relations, investor relations, treasury and internal audit services. Costs of $155 million, $159 million and $153 million for the years ended December 31, 2010, 2009 and 2008, respectively, were recorded in our consolidated statement of income for our allocated share of GE’s corporate overhead.

Employee Benefits

Our employees participate in GE’s primary pension plan, which is a defined benefit plan administered by GE. Our participation in that plan is accounted for as a participant in a multi-employer plan, and as such, we record expense only to the extent that we are required to fund the plan. Because we have not been required to fund the plan, we have not recorded any expense in our consolidated financial statements for each of the years ended December 31, 2010, 2009 and 2008 associated with our participation in the plan.

In addition to the primary pension plan, certain of our employees are also covered under a GE supplemental pension plan. We recorded expense of $18 million for each of the years ended December 31, 2010, 2009 and 2008 as a result of charges from GE related to these supplemental plans.

Most of our employees and retirees are also covered under a number of health and life insurance plans, principally through GE’s principal retiree benefit plans. The costs to us for providing these benefits were $197 million, $169 million and $162 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Our employees participate in GE’s defined contribution savings plan that allows an employee to contribute a portion of their pay to the plan on a pre-tax basis. GE matches 50% of these contributions up to a maximum of 8% of the employee’s pay. Our costs associated with this plan totaled $33 million for the years ended December 31, 2010 and 2009 and $32 million for the year ended December 31, 2008.

Cash Pooling and Short-Term Loans

We participate in cash pooling arrangements with a number of GE affiliates. Under these arrangements, we pay or receive interest, at a rate commensurate with market pricing for short-term borrowings or deposits, based on amounts payable to or receivable from GE. The effects of these transactions are included in financing activities in our consolidated statement of cash flows. We recorded net interest income of $7 million, $7 million and $17 million for the years ended December 31, 2010, 2009 and 2008, respectively, in our consolidated statement of income.

In February 2009, we borrowed $1.670 billion from GE to temporarily finance the repayment of our term loan due in 2009. The short-term loan accrued interest at LIBOR plus 1.925% and matured in August 2009. We repaid the loan with proceeds from our new term loan due 2011.

From time to time, GE also has provided guarantees, letters of credit, and other support arrangements on our behalf.

Advertising

We generated revenue of $87 million, $67 million and $77 million from media advertising sales to GE and its affiliates for the years ended December 31, 2010, 2009 and 2008, respectively.

NFL Reimbursement

GE reimburses us for fees paid on its behalf to the NFL for the rights to market and produce goods and services to the NFL and its member teams, in connection with our contract to produce and broadcast various regular season, playoff, Pro Bowl and Super Bowl games. In each of the years ended December 31, 2010, 2009 and 2008, we received $50 million from GE, which was recorded as an offset to programming costs.

Real Estate Leases

We paid to GE and its affiliates $60 million, $8 million and $14 million for the use of certain space in 30 Rockefeller Plaza for the years ended December 31, 2010, 2009 and 2008, respectively. CNBC also leases studio and office space from an affiliate of GE. The CNBC lease contains a residual value guarantee, the amount of which is reduced as CNBC performs under the lease and remains in the space. Total rent expense for CNBC was $7 million for each the years ended December 31, 2010, 2009 and 2008.

Other Operating Leases

We lease a variety of equipment, including golf carts, fleet cars, personal computers, point of service terminals and projectors, from affiliates of GE, under operating leases. Total amounts paid to GE and its affiliates under these leases for the years ended December 31, 2010, 2009 and 2008 were $7 million, $5 million and $25 million, respectively.

Preferred Stock Investment

Our FCC licenses are currently held by entities in which GE owns an interest by virtue of its indirect ownership of preferred stock in one of our subsidiaries, which pays a 6.72% annual dividend. In connection with the acquisition of preferred stock by GE, we acquired preferred stock of a subsidiary of GE for an equivalent amount, which pays an equivalent dividend. For each of the years ended December 31, 2010, 2009 and 2008 we recorded $21 million of dividend income within other income in our consolidated statement of income related to our preferred interest.

Receivables Monetization

We have monetized our trade accounts receivable through two programs established for GE and various GE subsidiaries. We account for receivables monetized through both programs as sales in accordance with ASC 860. We retain limited interests in the assets sold; however, we have provided reserves for all expected losses with respect to these interests. The accounts receivable we sold that underlie the retained interests are generally short-term in nature, and therefore, the fair value of the retained interests approximated their carrying value (net of provision for doubtful accounts) at both December 31, 2010 and 2009.

An affiliate of GE retains the responsibility for servicing the receivables and remitting collections to the owner and the lenders, and we receive a fee for performing this sub-service on such affiliate’s behalf. The income we receive in exchange for this service is equal to the prevailing market rate for such services, and accordingly, no servicing asset or liability has been recorded on the consolidated balance sheet as of December 31, 2010 and 2009. We received sub-servicing fees of $9 million for the year ended December 31, 2010, and $8 million for each of the years ended December 31, 2009 and 2008, respectively, which is included in other income, net in our consolidated statement of income.

The table below represents the receivables transferred to the two programs that remain outstanding and our retained interests in those receivables at December 31, 2010 and 2009:

	December 31
(in millions)	2010	2009
Monetized receivables outstanding	$1,446	$1,540
Our retained interest	74	76

In addition to the above receivables, we had $500 million and $385 million payable to our securitization programs at December 31, 2010 and 2009 respectively. These amounts represent cash received on monetized receivables not yet remitted to the program at the balance sheet date, and are recorded in accounts payable and accrued liabilities on our consolidated balance sheet.

The table below summarizes certain activities related to the securitization programs:

	December 31
(in millions)	2010	2009	2008
Cash flows on transfers
Net proceeds on new transfers	$2	$197	$201

Effect on income from services
Net loss on sale	$(24)	$(30)	$(33)

Transactions with Vivendi

We have activities with affiliates of Vivendi primarily for management, co-production, rent, licensing and distribution, which are conducted and settled in the normal course of business. For the years ended December 31, 2010, 2009 and 2008, we recognized revenue of approximately $86 million, $117 million and $112 million, respectively, related to these activities.

Receivables related to these activities as of December 31, 2010 and 2009 were approximately $10 million and $12 million, respectively. Payables related to these activities, primarily for cash collected on behalf of affiliates, as of December 31, 2010 and 2009 were approximately $29 million and $39 million, respectively.

Other Related Party Transactions

We provide management services for certain of our equity method investees in exchange for a fee. Additionally, we receive license and other fees from certain pay television channels, digital media investments, and certain of our investees in exchange for content and/or the right to use certain of our intellectual property. For the years ended December 31, 2010, 2009 and 2008, we included approximately $219 million, $138 million and $107 million of these fees in revenue in our consolidated statement of income, respectively. As of December 31, 2010 and 2009, we had receivables of approximately $65 million at each period end and payables of approximately $3 million and $14 million, respectively, from investees in which we have either an equity interest or other related party relationship.

(5) Film and Television Costs

The table below presents our capitalized film and television costs:

	December 31
(in millions)	2010	2009
Film costs:
Released, less amortization	$1,175	$1,292
Completed, not released	345	164
In-production and in-development	979	1,061
	2,499	2,517
Television costs:
Released, less amortization	887	884
Completed, not released	1	—
In-production and in development	130	119
	1,018	1,003
Programming rights, less amortization	906	987
	4,423	4,507
Less current portion of programming rights	533	644
Film and television costs	$3,890	$3,863

Based on management’s Ultimate Revenue as of December 31, 2010, approximately 53% of completed, not released and unamortized film and television costs (excluding amounts allocated to acquired libraries) are expected to be amortized during 2011 and approximately 29% during the year ending December 31, 2012. At December 31, 2010, acquired film and television libraries have remaining unamortized costs of $553 million. Amortization of acquired film and television libraries, included in operating costs and expenses in our consolidated statement of income, totaled $43 million in each of the years ended December 31, 2010, 2009 and 2008.

(6) Investments

The table below presents our available-for-sale, cost method investments and equity method investments:

	December 31
(in millions)	2010	2009
Available-for-sale securities(a)	$27	$18
Cost method investments(b)	348	345
Equity method investments(c)	1,348	1,236
Investments	$1,723	$1,599

(a)

Available-for-sale securities are recorded at fair value in our consolidated balance sheet, and the related unrealized gains and losses are included as a component of other comprehensive income. The cost basis, unrealized gains, unrealized losses and fair market value of available-for-sale securities are set forth below:

	December 31,
(in millions)	2010	2009
Cost basis of available for sale securities	$23	$16
Gross unrealized gain	4	2
Fair value of available for sale securities	$27	$18

(b)

Cost method investments consist of investments in non-publicly traded equity securities, where we own less than 20 percent and do not have the ability to exercise significant influence. Included in the cost method investments is preferred stock held in an affiliate of GE totaling $331 million at both December 31, 2010 and 2009.

(c)	The table below presents the carrying amount of our equity method investments:

		December 31
(in millions)	Ownership	2010	2009
A&E Television Networks, LLC (“AETN”)	16%	$683	$691
The Weather Channel Holding Corp. (“TWC”)	25%	308	313
Universal City Development Partners	50%	140	63
MSNBC Interactive News, LLC	50%	115	98
Others	Various	102	71
Total		$1,348	$1,236

AETN is a partnership between NBCU, Hearst Corporation (“Hearst”) and The Walt Disney Company (“Disney”), each holding a general partnership interest with ownership interests through September 2009 of 25%, 37.5% and 37.5%, respectively. On September 15, 2009, Disney and Hearst contributed their respective partnership interests in Lifetime Entertainment Services LLC (“Lifetime”) in exchange for additional partnership interests in AETN, effectively increasing their respective ownership interests to 42.1% each and diluting our interest in AETN from 25% to 15.8%. We accounted for the transaction as a sale of a portion of our interest in AETN which resulted in a $552 million non-cash pre-tax gain, which was recorded in other income, net in our consolidated statement of income for the year ended December 31, 2009, reflecting the difference between our carrying amount and the fair value of our diluted interest. The AETN partnership was subsequently converted to an LLC in which NBCU, Hearst and Disney hold limited liability interests. The revised agreement provides for certain exit provisions allowing NBCU to reduce its ownership over time at fair value.

A summary of combined financial information for our equity investments, which primarily includes our investments in AETN and TWC, is as follows:

	December 31
(in millions)	2010	2009	2008
Results of operations
Revenue	$4,931	$3,443	$2,724
Operating income	1,477	897	854
Net Income	$1,153	$602	$653
Balance Sheet
Current assets	$2,195	$1,785
Non-current assets	10,034	10,459
Total assets	$12,229	$12,244
Current liabilities	882	859
Non-current liabilities	4,108	4,124
Shareholders Equity	7,239	7,261
	$12,229	$12,244

Variable Interest Entities

On January 1, 2010 we adopted ASU 2009-17, which amended guidance related to the consolidation of VIEs. Amongst other changes, the guidance changed the composition of entities that meet the definition of a VIE and also requires a qualitative approach to determining which party is the primary beneficiary and thus should consolidate a VIE.

In determining whether we are the primary beneficiary of a VIE, we assess whether we have the power to direct matters that most significantly impact the activities of the VIE and whether we have the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE. We evaluate our investments on a continuous basis to ensure we identify any events that would require reconsideration of our initial determination as to whether an entity was considered a VIE and whether consolidation was required. As of December 31, 2010 and 2009, we held no variable interests that were not consolidated in our financial statements.

Consolidated Variable Interest Entities

As discussed in further detail in Note 4, we hold a variable interest in Station Venture, which we have consolidated as of January 1, 2010. Station Venture incurs interest expense of approximately $66 million per year, 80% of which has historically been reflected in our consolidated statement of income through equity in income of investees. No adjustment has been made to the consolidated statement of income for the years ended December 31, 2009 and 2008 to reclassify the interest expense from equity in income of investees. For the year ended December 31, 2010, 100% of Station Venture interest expense of $66 million is recorded in our consolidated statement of income as interest expense, with the remaining 20% reflected as noncontrolling interest. As such, the consolidation has no net impact on our consolidated income attributable to NBCU stockholders.

Total assets and liabilities included in our consolidated balance sheet related to Station Venture amounted to $805 million and $821 million, respectively, at December 31, 2010.

(7) Property and Equipment, Net

	December 31
(in millions)	2010	2009
Land	$249	$249
Buildings and leasehold improvements	1,358	1,276
Furniture, fixtures and equipment	1,510	1,426
Construction in process	242	221
	3,359	3,172
Accumulated depreciation	(1,524)	(1,367)
Total	$1,835	$1,805

Depreciation expense was $252 million for the year ended December 31, 2010 and $242 million in each of the years ended December 31, 2009 and 2008.

(8) Goodwill

As more fully discussed in Note 1, following the close of the Joint Venture Transaction, we now classify our operations into four segments. The table below presents the changes in the carrying amount of our goodwill during the years ended December 31, 2010 and 2009, allocated to our new reportable segments.

(in millions)	Cable Networks	Broadcast Television	Filmed Entertainment	Theme Parks	Total
Balance at December 31, 2008	$14,141	$2,527	1,931	15	$18,614
Acquisitions/dispositions	—	26	—	—	26
Other	2	—	—	—	2
Balance at December 31, 2009	14,143	2,553	1,931	15	18,642
Acquisitions/dispositions	—	—	—	—	—
Other	3	598	—	—	601
Balance at December 31, 2010	$14,146	$3,151	$1,931	$15	$19,243

Goodwill balances increased $601 million in 2010 primarily related to the consolidation of Station Venture upon adoption, effective January 1, 2010, of amended guidance related to the consolidation of variable interest entities. The goodwill related to Station Venture as of January 1, 2010 and December 31, 2010 was $598 million.

(9) Intangible Assets, Net

The table below presents the gross carrying amount and accumulated amortization of our finite-lived and indefinite-lived intangible assets.

	December 31
	2010		2009
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets:
Customer-related	$429	$(315)	$431	$(284)
Capitalized software	557	(404)	492	(350)
All other	176	(99)	167	(91)
	1,162	(818)	1,090	(725)
Indefinite-lived intangible assets:
Tradenames	1,756		1,756
FCC licenses	452		452
	2,208		2,208
Total identifiable intangible assets	3,370	(818)	3,298	(725)
Total identifiable intangible assets, less accumulated amortization	$2,552		$2,573

Amortization expense for the years ended December 31, 2010, 2009 and 2008 totaled $97 million, $105 million and $126 million, respectively, which includes amortization of capitalized software costs of $55 million, $53 million and $66 million in 2010, 2009 and 2008, respectively. The estimated aggregate amortization expense for the next five years is as follows: $104 million in 2011, $74 million in 2012, $43 million in 2013, $25 million in 2014 and $14 million in 2015.

(10) Income Taxes

The components of income tax expense are presented in the table below:

	December 31
(in millions)	2010	2009	2008
Income before income taxes and noncontrolling interests
United States	$1,731	$1,734	$2,254
International	530	454	735
	$2,261	$2,188	$2,989
Provision for income taxes
United States
Current federal and state income taxes	$274	$503	$566
Deferred income taxes	254	186	448
	528	689	1,014
International
Current taxes	217	183	133
Provision for income taxes	$745	$872	$1,147

A reconciliation of the U.S. federal statutory income tax rate to the recorded income tax rate is presented below:

	December 31
(in millions)	2010	2009	2008
Statutory U.S. federal income tax rate	35.00%	35.00%	35.00%
Increase (decrease) in rate resulting from:
State income taxes, net	0.61	1.22	0.97
Domestic manufacturing and export benefits	(2.04)	(1.53)	(2.00)
Change in valuation allowance	0.10	6.71	3.77
All other, net	(0.71)	(1.52)	0.61
Actual income tax rate	32.96%	39.88%	38.35%

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits is presented in the table below:

(in millions)	2010	2009
Balance at January 1	$312	$283
Additions for tax positions of the current year	15	14
Additions for tax positions of prior years	129	15
Expiration of the statue of limitations	(31)	—
Balance at December 31	$425	$312

We recognize interest accrued related to unrecognized tax benefits in interest expense. No penalties have been recognized to date. Accrued interest on unrecognized tax benefits totaled $46 million at December 31, 2010. The total unrecognized tax benefits, if recognized, would reduce tax expense and the effective tax rate, net of any applicable federal benefit. The principal components of our net deferred income tax liability are presented in the table below:

	December 31
(in millions)	2010	2009
Assets
Net operating loss and credit carryforwards	$(114)	$(148)
Accruals, reserves and other, net(a)	(183)	(563)
Valuation allowance	210	215
Total deferred income tax assets	$(87)	$(496)
Liabilities
Depreciable and amortizable property	1,586	1,838
Foreign income	254	283
Investments	394	285
Total deferred income tax liabilities	$2,234	$2,406
Net deferred income tax liability(b)	$2,147	$1,910

(a)

Represents the tax effects of temporary differences related to expense accruals for a wide variety of items, such as employee compensation and benefits interest on tax liabilities and other sundry items that are not currently deductible.

(b)	Included in other current assets in our consolidated balance sheet are net current deferred tax assets of $156 million and $140 million at December 31, 2010 and 2009, respectively.

The valuation allowance principally exists to offset certain deferred income tax assets, such as capital losses and net operating losses (“NOLs”), due to the likelihood that those assets will not be realized on a separate-company basis. The total valuation allowance decreased from $215 million at December 31, 2009 to $210 million at December 31, 2010. Contributing to this decrease is the utilization of net operating losses on which a full valuation allowance had been provided.

At December 31, 2010, we have approximately $146 million in U.S. federal NOLs that may be carried forward to future years. These NOLs are projected to expire in varying amounts through 2021, but will be impacted by our conversion to a limited liability company in 2011, as discussed below. In addition, we also have available foreign NOLs of approximately $165 million. These NOLs expire in varying amounts from 2011 through 2017.

During the second quarter of 2010, we repatriated approximately $900 million of cash from our foreign subsidiaries, resulting in a current US tax of $180 million. As US deferred income tax had been previously provided, the deferred income tax had no impact on the US income tax provision.

We, as a party to a TSA with GE, are under examination or engaged in tax litigation with U.S. federal, state and foreign tax authorities. In 2007, the U.S. federal tax authority completed or substantially completed the audit of our businesses included in the GE consolidated U.S. federal income tax returns for the period 2000-2003. The IRS is currently auditing the GE consolidated U.S. federal income tax returns for the period 2004-2007. In addition, certain other U.S. federal and state tax deficiency issues and refund claims for previous years remain unresolved. It is reasonably possible that the 2004-2006 U.S. audit cycle will be completed during the succeeding 12 months, which could result in a decrease in our balance of unrecognized tax benefits. We believe that there are no other jurisdictions in which the outcome of unresolved issues or claims is likely to be material to our results of operations, financial position or cash flows.

As discussed in Note 19, we converted into a Delaware limited liability company in January 2011. For U.S. federal income tax purposes, our company will be disregarded as an entity separate from NBCUniversal Holdings, a tax partnership. Accordingly, NBCUniversal and our subsidiaries will not incur any current or deferred U.S. federal income taxes. Our company and our subsidiaries, however, are expected to incur current and deferred state income taxes in a limited number of states and our foreign subsidiaries are expected to incur current and deferred foreign income taxes.

GE has indemnified NBCUniversal Holdings with respect to our company’s income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. All deferred income taxes relating to U.S federal tax matters have been retained by GE, and as such no deferred tax assets and liabilities related to U.S federal tax matters are expected to be included in our consolidated balance sheet, subsequent to the close of the Joint Venture Transaction.

(11) Long-Term Debt

			December 31
(in millions)	Maturity date	Interest rate	2010	2009
Third party debt
Senior notes due 2014	April 2014	2.100%	$900	$—
Senior notes due 2015	April 2015	3.650%	998	—
Senior notes due 2016	April 2016	2.875%	999	—
Senior notes due 2020	April 2020	5.150%	1,997	—
Senior notes due 2021	April 2021	4.375%	1,999	—
Senior notes due 2040	April 2040	6.400%	1,000	—
Senior notes due 2041	April 2041	5.950%	1,197	—
Term loan due 2011	February 2011	See below	—	1,685
Total third party debt			9,090	1,685
Less current portion			—	—
Long term debt, net of current portion			$9,090	$1,685

2010 Senior Notes

As part of the Joint Venture Transaction, during 2010, we issued our 2010 Senior Notes in an aggregate principal amount of $9.1 billion (excluding original issuance discount of $10 million), comprising the April Notes in an aggregate principal amount of $4.0 billion and the October Notes in an aggregate principal amount of $5.1 billion. The 2010 Senior Notes issued have a range of maturities from 2014 to 2041 as denoted in the above table.

A portion of the proceeds from the issuance of the April Notes was used in May 2010 to repay amounts due under our Two-Year Term Loan Agreement. The remaining proceeds were used in connection with a distribution of approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction.

As of December 31, 2010, the 2010 Senior Notes had an aggregate fair value of $9.147 billion and a weighted average interest rate of 4.51%. The estimated fair values of the 2010 Senior Notes are based on interest rates available to us for debt with similar terms and remaining maturities.

The scheduled maturities of the principal amount of our 2010 Senior Notes outstanding at December 31, 2010 are as follows:

(in millions)	Total
2011	$—
2012	—
2013	—
2014	900
2015	1,000
Thereafter	7,200
Total	$9,100

Term Loan Due 2011 (Two-Year Term Loan Agreement)

On February 18, 2009, we entered into the Two-Year Term Loan Agreement with a syndicate of financial institutions to borrow an aggregate principal amount of $1.125 billion in U.S. dollars and an aggregate principal amount of €78 million (U.S. dollar equivalent of $99 million). The U.S. dollar loan was subject to an increase of $500 million. We borrowed the initial U.S. dollar loan amount and the Euro loan amount upon closing and used the proceeds to repay $1.223 billion of temporary financing from GE. Between May and August 2009, we borrowed an additional $447 million and used the proceeds to repay the remaining balance due to GE. As of December 31, 2009, the U.S. dollar equivalent liability with respect to the Euro-denominated term loan was approximately $113 million, for an aggregate total of $1.685 billion.

The U.S. dollar loan bore interest at our option of either a base rate plus 0.875% or Eurodollar rate plus 1.875%. The base rate is determined as the greater of (1) the federal funds rate plus 1/2 of 1%, (2) lender’s prime rate or (3) the Eurodollar rate plus 1%. The Eurodollar rate is a rate per annum determined by dividing the LIBOR rate by one minus the reserve percentage issued by the Board of Governors of the Federal Reserve System of the U.S. for determining the maximum reserve requirements with respect to Eurocurrency funding. The Euro loan bore interest at a percentage rate per annum determined by the Banking Federation of the European Union for the relevant period plus 1.875%.

As discussed above, in May 2010, $1.671 billion of the net proceeds from the April Notes was used to repay in full our outstanding indebtedness related to these loans, including the settlement of cross currency swaps held by us to mitigate the effects of exchange rates on the Euro loan.

(12) Fair Value Measurements

As indicated in Note 2, we adopted ASC 820 for all financial instruments accounted for at fair value on a recurring basis. Broadly, the guidance requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in orderly transaction between market participants. The accounting guidance for fair value measurements of financial instruments establishes a three-level valuation hierarchy based upon observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect our market assumptions. Our assessment of an input to a fair value measurement requires judgment, and preference should be given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level	1 – Quoted prices for identical instruments in active markets

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable

The majority of our derivatives portfolio is valued using internal models. The models maximize the use of observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. See Note 13.

Level 3 – Significant inputs to the valuation model are unobservable

Our financial instruments included in level 3 predominately consist of available-for-sale securities. These investments are initially recorded at cost and re-measured to fair value on a recurring basis at the end of each quarter utilizing non-observable inputs, which include company specific fundamentals and other third party transactions. The fair value of these investments is $27 million and $18 million at December 31, 2010 and 2009, respectively. For the year ended December 31, 2009, we recorded other-than-temporary impairments for certain of our available-for-sale securities of $154 million. For the years ended December 31, 2010 and 2008, we did not record any other-than-temporary impairments.

The table below presents changes in Level 3 financial instruments for the years ended December 31, 2010 and 2009.

(in millions)
December 31, 2008	$ 163
Net realized/ unrealized gains (losses) included in income	(154)
Net realized/ unrealized gains (losses) included in accumulated other comprehensive income	2
Purchases, issuances and settlements	7
December 31, 2009	18
Net realized/ unrealized gains (losses) included in accumulated other comprehensive income	2
Purchases, issuances and settlements	7
December 31, 2010	$ 27

Non-Recurring Fair Value Measurements

Certain non-financial assets are subject to fair value measurements on a non-recurring basis. These include certain cost method investments and equity method investments that are subject to a number of factors that may negatively affect the performance of the investee. In assessing the potential impairment of these investments, we consider these factors in determining other-than-temporary declines in value. These also include long-lived assets that are written down to fair value when they are classified as held-for-sale or determined to be impaired.

The table below represents the fair value adjustments reflected in income for assets measured at fair value on a non-recurring basis and still held at December 31, 2010 and 2009:

	Year Ended December 31
(in millions)	2010	2009
Cost method investments	$—	$15
Equity method investments	—	160
Total	$—	$175

The table below represents assets still held at December 31, 2010 and 2009, which have been remeasured to fair value on a non-recurring basis during each respective fiscal year. All of the assets are identified as Level 3 and are cost method investments and investments in associated companies.

(in millions)	December 31, 2010	December 31, 2009
Cost method investments	$—	$ 1
Equity method investments	—	313
Total	$—	$314

(13) Derivatives

As a matter of policy, we use derivatives for risk management purposes. We do not use derivatives for speculative purposes. We use forward contracts, currency options and interest rate swaps to reduce our exposure to market risks resulting from fluctuations in currency exchange rates and interest rates for certain types of forecasted transactions, principally foreign currency-denominated production costs and rights and international content-related revenue and royalties.

We hedge forecasted foreign currency transactions for periods generally not to exceed one year. In certain circumstances we may hedge a transaction not to exceed two years.

For derivative instruments designated as a hedge in accordance with ASC 815, we formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions. We assess effectiveness at inception of the hedge relationship, and quarterly on a retrospective and prospective basis. Ineffectiveness also is measured quarterly, with the results recorded in income.

As of December 31, 2010 and 2009, we have assets of $1 million and $4 million and liabilities of $2 million and $5 million, respectively, related to currency derivatives accounted for as hedges. These assets and liabilities are included in other current assets and accounts payable and accrued liabilities, respectively, in our consolidated balance sheet.

We also enter into derivative instruments that are not designated as hedges and do not qualify for hedge accounting. These contracts are intended to offset certain economic exposures we have and are carried at fair value with any changes in value recorded in income. Such hedges are included in other current assets and accounts payable and accrued liabilities, respectively, in our consolidated balance sheet. Changes in fair value of these derivatives used as economic hedges were not material for 2010 or 2009.

The fair value of our foreign exchange contracts that were not accounted for as hedges amounted to assets of $2 million at both December 31, 2010 and 2009, and liabilities of $5 million and $1 million at December 31, 2010 and 2009, respectively.

The following tables provide additional information about the financial statement effects related to our foreign exchange contracts accounted for as cash flow hedges for the years ended December 31, 2010, 2009 and 2008:

	December 31, 2010		December 31, 2009		December 31, 2008
(in millions)	Gain (Loss) in AOCI	Gain (Loss) Reclassified from AOCI into Income	Gain (Loss) in AOCI	Gain (Loss) Reclassified from AOCI into Income	Gain (loss) in AOCI	Gain (Loss) Reclassified from AOCI into Income
Foreign exchange contracts	10	8	(22)	(20)	17	26
	$10	$8	$(22)	$(20)	$17	$26

For derivatives that are designated in a cash flow hedging relationship, the effective portion of the change in fair value of the derivative is reported in the cash flow hedges subaccount of AOCI and reclassified into income contemporaneously with the income effects of the hedged transaction. Income effects of the derivative and the hedged item are reported in the same caption in our consolidated statement of income. Gains and losses from the ineffectiveness of hedging relationships, including ineffectiveness as a result of the discontinuation of cash flow hedges for which it was probable that the originally forecasted transaction would no longer occur, were not material for any period. No amounts were excluded from the measure of effectiveness for the years ended December 31, 2010, 2009 and 2008.

The following table shows the notional principal amounts of our foreign exchange contracts outstanding:

	December 31
(in millions)	2010	2009
Foreign exchange contracts qualifying as accounting hedges	$152	$322
Foreign exchange contracts other than accounting hedges	$516	$212

The notional principal amount for a derivative instrument provides one measure of the activity related to a particular risk exposure but does not represent the amount of our exposure to credit or market loss, nor does it reflect the gains or losses associated with the exposures and transactions that the foreign exchange instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The estimates of fair value are based on applicable and commonly used pricing models and prevailing financial market information as of December 31, 2010. See Note 12 for additional information on the fair value measurements for all financial assets and liabilities, including derivative assets and derivative liabilities that are measured at fair value in our consolidated financial statements on a recurring basis.

(14) Pensions

As discussed in Note 4, most of our employees participate in various benefit and retirement plans sponsored by GE. GE retains and therefore does not allocate the assets and liabilities relating to these plans, but rather allocates the costs with respect to these plans to us on a quarterly basis. Further, GE’s primary pension plan, which is a defined benefit plan, is sponsored and administered by GE. Our participation in that plan is accounted for as partaking in a multi-employer plan, therefore we only record expense to the extent we are required to fund the plan.

Our consolidated financial statements do, however, include the assets and liabilities of certain legacy multi-employer plans that are frozen as well as the assets and liabilities for benefit plans of certain of our foreign subsidiaries. We have recorded a net funding liability related to these plans of approximately $38 million and $27 million at December 31, 2010 and 2009, respectively. The costs related to these plans included within operating costs and expenses are approximately $3 million, $4 million and $3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Additionally, we participate in various multi-employer pension plans covering some of our employees who are represented by labor unions. We make periodic contributions to these plans pursuant to the terms of applicable collective bargaining agreements and laws, but we do not sponsor or administer these plans. Expenses related to these plans amounted to $10 million, $9 million and $8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(15) Other Income (Expense)

Other income (expense) related to our consolidated statement of income is as follows:

	December 31
(in millions)	2010	2009	2008
Non-cash transaction (loss) / gain(a)	$(27)	$600	$—
Non-cash impairments(b)	—	(330)	(232)
Gain on insurance settlement(c)	—	—	409
(Loss)/gain on sale of investment(d)	—	(57)	90
Other, net	(2)	(2)	3
	$(29)	$211	$270

(a)

In 2009, we recorded non-cash gains as a result of equity transactions at two of our investees, including AETN. In June 2010, we adjusted the calculation of the gain that we recorded on the initial transaction by $24 million.

(b)

In 2009 and 2008, we recorded other-than-temporary impairments of our available-for-sale and cost method investments in Ion Media Networks for a total of $159 million and $148 million, respectively. We also recorded impairments of $154 million in 2009 and $69 million in 2008, related to our equity method investments in TWC and ValueVision, respectively. See Note 6.

(c)

In May 2008, the back lot at Universal Studios sustained fire damage. In connection with the settlement of insurance claims, we received proceeds of $424 million, net of deductibles, and incurred $15 million in losses related to property damage and clean up efforts.

(d)

In 2009, we sold our 26% interest in New Delhi Television Networks B.V. for $25 million and recognized a pre-tax loss of $118 million. In 2008, we sold Sundance for $230 million and recognized a pre-tax gain of $84 million (See Note 3).

(16) Stockholders’ Equity

We have one class of shares, Class A common stock, which was held 87.7% by GE and the remaining 12.3% by Vivendi as of December 31, 2010. The Stockholders Agreement between NBCU, GE and Vivendi provided for, among other things, restrictions on the transfer of common stock and the number of directors that can be appointed by each party and certain veto rights until such time as Vivendi’s interest falls below 10%.

Pursuant to the Vivendi Stock Purchase Agreement, GE purchased from Vivendi, 7.7% of the common stock of our company for $2.0 billion on September 26, 2010. On January 26, 2011, GE purchased Vivendi’s remaining 12.3% interest in our company.

As discussed further in Note 19, our company was converted into a limited liability company on January 28, 2011 as part of the Joint Venture Transaction. As a result, our membership interests are wholly owned by NBCUniversal Holdings and we are now indirectly owned 51% by Comcast and 49% by GE.

(17) Stock-Based Compensation

During the three years ended December 31, 2010, our Parent, GE, granted stock options and RSUs to certain of our employees under the 2007 Long-Term Incentive Plan (the “Employee Plan”) or (“the Plan”). In addition, GE granted options and RSUs in limited circumstances to consultants, advisors and independent contractors (primarily non-employee talent) under a plan approved by GE’s Board of Directors in 1997 (the “Consultants’ Plan”). Share requirements for all plans may be met from either unissued or treasury shares of GE common stock. Stock options expire ten years from the date they are granted and vest over service periods that range from one to five years. RSUs give the recipients the right to receive shares of our stock upon the vesting of their related restrictions. Restrictions on RSUs vest in various increments and at various dates, beginning after one year from date of grant through grantee retirement. Although the plan permits GE to issue RSUs that are settleable in cash, GE has only issued RSUs settleable in shares of its own stock.

The Management Development and Compensation Committee, which consists entirely of independent directors of GE, must approve all grants of options under all plans.

All information, except where specifically indicated as attributable to GE, presented in this footnote reflects options and RSUs awarded to NBCU employees and non-employees only.

Stock-Based Compensation Plans

December 31, 2010 (shares in thousands)	Securities to Be Issued upon Exercise	Weighted Average Exercise Price
Employee Plan (approved by shareowners)
Options	27,525	$21.72
RSUs	1,983	n/a
Consultants’ Plan (not approved by shareowners)
Options	224	34.66
RSUs	103	n/a
Total	29,835	$21.82

In 2007, the Board of Directors of GE approved the 2007 Plan. The maximum number of shares that may be granted under the Plan is 500 million shares, of which no more than 250 million may be available for awards granted in any form provided under the Plan other than options or stock appreciation rights. Total shares available for future issuance under GE’s 2007 Plan amounted to 184.8 million shares at December 31, 2010. Outstanding options expire on various dates through December 9, 2020.

Stock Options Outstanding

The following table summarizes information about GE stock options outstanding at December 31, 2010.

	Outstanding			Exercisable
Exercise price range	GE Shares (in thousands)	Average Life (a) (in years)	Average Exercise Price	GE Shares (in thousands)	Average Exercise Price
Under $10.00	4,693	8.2	$9.57	878	$ 9.57
10.01 – 15.00	5,659	8.5	11.91	1,087	11.90
15.01 – 20.00	5,353	9.4	15.96	14	18.00
20.01 – 25.00	37	1.7	22.80	30	22.48
25.01 – 30.00	3,531	4.2	27.59	2,638	27.41
30.01 – 35.00	4,667	4.2	33.38	4,330	33.35
Over $35.00	3,809	2.4	40.36	3,243	40.46
Total	27,749	6.5	$21.82	12,220	$30.29

(a)	Average contractual life remaining in years.

At December 31, 2009, options with an average exercise price of $36.31 were exercisable on 11 million shares of GE Common Stock.

Stock Option Activity

	GE Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2010	25,114	$24.84
Transfers	248	19.69
Granted	5,320	15.95
Exercised	(152)	10.59
Forfeited	(733)	15.61
Expired	(2,048)	46.40
Outstanding at December 31, 2010	27,749	$21.82	6.5	$90.00
Exercisable at December 31, 2010	12,220	$30.29	4.0	$15.00
Options expected to vest	13,485	$14.83	8.6	$67.00

GE measures the fair value of each stock option grant at the date of grant using a Black-Scholes option-pricing model. The weighted average grant-date fair value of options granted during 2010, 2009 and 2008 was $4.11, $3.81 and $5.26 respectively. The following assumptions were used in arriving at the fair value of options granted during 2010, 2009 and 2008, respectively: (i) risk-free interest rates of 2.9%, 3.2% and 3.4%; (ii) dividend yields of 3.9%, 3.9% and 4.4%; (iii) expected volatility of 35%, 49% and 27%; and (iv) expected lives of six years and eleven months, six years and ten months, and six years and ten months. Risk-free interest rates reflect the yield on zero- coupon U.S. Treasury securities. Expected dividend yields presume a set dividend rate using a historical five-year average. Expected volatilities are based on implied volatilities from traded options and historical volatility of GE’s stock. The expected option lives are based on GE’s historical experience of employee exercise behavior.

The total intrinsic value of options exercised during 2010 and 2008 amounted to $1 million and $4 million, respectively. There were no options exercised in 2009. As of December 31, 2010, there was $40 million of total unrecognized compensation cost related to non-vested options. Excluding the impact of any accelerated vesting associated to the Joint Venture Transaction, this cost is expected to be recognized over a weighted average period of two years, of which approximately $14 million is expected to be recognized in 2011.

Stock option expense recognized in net income amounted to $12 million, $9 million and $6 million for the years ended December 31, 2010, 2009 and 2008.

Other Stock-Based Compensation

	GE Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
RSUs outstanding at January 1, 2010	2,591	$30.91	—	—
Transfers	41	25.07	—	—
Granted	132	16.50	—	—
Vested	(549)	33.13	—	—
Forfeited	(129)	22.63	—	—
RSUs outstanding at December 31, 2010	2,086	$29.81	1.9	$38
RSUs expected to vest	1,929	$29.81	1.9	$35

The fair value of each restricted stock unit is the market price of our stock on the date of grant. The weighted average grant date fair value of RSUs granted during 2010, 2009 and 2008 was $16.50, $12.80 and $28.55, respectively. The total intrinsic value of RSUs vested during 2010, 2009 and 2008 amounted to $9 million, $16 million and $23 million, respectively. As of December 31, 2010, there was $28 million of total unrecognized compensation cost related to nonvested RSUs. Excluding the impact of any accelerated vesting associated to the Joint Venture Transaction, this cost is expected to be recognized over a weighted average period of two years, of which approximately $13 million is expected to be recognized in 2011.

Other share-based compensation expense recognized in net income amounted to $11 million, $12 million and $17 million in 2010, 2009 and 2008, respectively.

(18) Segments

As more fully discussed in Note 1, following the closing of the Joint Venture Transaction, we now classify our operations into four segments: Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks. Information on each segment is set forth below.

We also revised our primary measure of operating performance of our segments in the first quarter of 2011, to operating income (loss) before depreciation and amortization, to better align our company with how Comcast assesses operating performance of its segments. Operating income (loss) before depreciation and amortization excludes impairments related to fixed and intangible assets and gains or losses from the sale of assets, if any. In our Theme Parks segment, we also include equity in income of investees attributable to our investments in UCDP and related properties, (collectively the “Orlando Parks”) in the measure of operating income before depreciation and amortization, due to the significance of the Orlando Parks to the Theme Parks segment itself. In evaluating the profitability of our segments, the components of net income (loss) excluded from operating income (loss) before depreciation and amortization are not separately evaluated by management. All periods presented have been recast to reflect our new reportable segments and segment performance measure.

Revenue in Headquarters and Other primarily relates to management fees we charge to some of our equity method investments. Headquarters and Other operating costs and expenses include costs that are not allocated to our four reportable segments. These costs primarily include overhead, employee benefit costs, costs allocated from both Comcast and GE, expenses related to the Joint Venture Transaction, and other corporate initiatives.

The accounting policies of the Company’s business segments are the same as those described in the summary of significant accounting policies included in Note 2. Effects of transactions between segments are eliminated and consist primarily of the licensing activity between our Cable Networks, Broadcast Television and Filmed Entertainment segment.

	Revenue
(in millions)	2010	2009	2008
Cable Networks	$4,954	$4,587	$4,350
Broadcast Television	6,888	6,166	7,207
Filmed Entertainment	4,576	4,220	5,115
Theme Parks	522	432	461
Total segment revenue	16,940	15,405	17,133
Headquarters and Other	79	78	77
Eliminations	(429)	(398)	(408)
Total revenue	$16,590	$15,085	$16,802

Revenue from customers located in the United States were $12.839 billion, $11.291 billion and $12.824 billion in 2010, 2009 and 2008, respectively. Revenue from customers located outside the United States, predominately in Europe and Asia, were $3.751 billion, $3.794 billion and $3.978 billion in 2010, 2009 and 2008, respectively.

	Segment Operating Income Before Depreciation and Amortization
(in millions)	2010	2009	2008
Cable Networks	$2,347	$2,135	$2,092
Broadcast Television	124	445	611
Filmed Entertainment	290	39	648
Theme Parks	291	173	208
Total segment operating income before depreciation and amortization	3,052	2,792	3,559
Headquarters and Other	(413)	(568)	(673)
Eliminations (a)	(86)	(9)	(27)
Depreciation	(252)	(242)	(242)
Amortization	(97)	(105)	(126)
Operating income	2,204	1,868	2,491
Equity in income of investees	308	103	200
Other (loss) income, net	(29)	211	270
Interest income	55	55	110
Interest expense	(277)	(49)	(82)
Income before income taxes and noncontrolling interests	$2,261	$2,188	$2,989

(a)

Includes equity in income of investees related to our Orlando investments of $89 million, $4 million and $41 million for the years ended December 31, 2010, 2009 and 2008, respectively, which is included within operating income before depreciation and amortization of our Theme Parks segment.

	Total Assets (b)
(in millions)	2010	2009
Cable Networks	$17,522	$17,054
Broadcast Television	7,330	7,107
Filmed Entertainment	6,162	6,188
Theme Parks	1,081	927
Total segment assets	32,095	31,276
Headquarters and Other	10,329	2,863
Total assets	$42,424	$34,139

(b)

Total assets of Theme Parks and Headquarters and Other include equity method investments of $139 million and $1.209 billion at December 31, 2010, respectively, and $63 million and $1.173 billion at December 31, 2009, respectively.

Property and equipment, net associated with operations based in the United States were $1.795 billion and $1.772 billion at December 31, 2010 and 2009, respectively. Property and equipment, net associated with operations based outside the United States, predominately, Europe and Asia, were $40 million and $33 million at December 31, 2010 and 2009, respectively.

(19) Operating Costs and Expenses

	Years Ended December 31
(in millions)	2010	2009	2008
Operating Costs and Expenses (excluding depreciation and amortization):
Programming and production	$9,349	$8,488	$9,035
Advertising, marketing and promotion	1,474	1,493	1,911
Other	3,214	2,889	2,997
Total	$14,037	$12,870	$13,943

(20) Quarterly Financial Information (Unaudited)

	Three Months Ended
(in millions)	March 31	June 30	September 30	December 31
2010
Revenue	$4,278	$3,702	$3,956	$4,654
Operating income	$167	$645	$600	$792
Net income attributable to NBC Universal, Inc. stockholders	$105	$407	$410	$545

2009
Revenue	$3,570	$3,516	$3,748	$4,251
Operating income	$319	$497	$453	$599
Net income attributable to NBC Universal, Inc. stockholders	$164	$301	$427	$386

(21) Commitments and Contingencies

Commitments

At December 31, 2010, we had $6.002 billion of commitments to acquire film and television programming, including U.S. television rights to future Olympic Games, NBC’s Sunday Night Football through the 2013-2014 season and the NFL Super Bowl in 2012. We further had $1.991 billion of contractual commitments under various creative talent and employment agreements, including obligations to actors, producers, television personalities and executives and various other television commitments that require payments through 2014. At December 31, 2010, minimum rental commitments under noncancelable facilities and equipment operating leases aggregated to $1.455 billion, including leases with related parties aggregating $648 million. Rental expense totaled $217 million, $183 million and $169 million for the years ended December 31, 2010, 2009 and 2008, respectively.

At December 31, 2010, we had the following commitments:

(in millions)	Programming Commitments	Take-or-Pay Contracts	Operating Leases	Other	Total
2011	$2,179	$946	$252	$245	$3,622
2012	1,804	548	221	163	2,736
2013	978	277	165	107	1,527
2014	489	98	143	26	756
2015	269	49	118	19	455
Thereafter	283	73	556	15	927
Total	$6,002	$1,991	$1,455	$575	$10,023

We have entered into agreements to lease back certain properties that we previously sold, over lease terms of 5-19 years. We classified these leases as operating leases in accordance with ASC 840, Leases. We actively use these properties and consider the leases normal leasebacks. Gains of $99 million were deferred and are being recognized over the minimum term of these leases. Minimum lease payments of approximately $82 million under these leases are included in the commitments table above.

Legal Matters

We are involved in various claims and legal actions arising in the ordinary course of business. In our opinion, the ultimate disposition of these matters are not likely, in the aggregate, to have a material effect on our consolidated financial statements.

Collective Bargaining Agreements

Many of our employees, including writers, directors, actors, technical and production personnel and others, as well as some of our on-air and creative talent, are covered by collective bargaining agreements or works councils. Labor organizing activities could result in additional employees becoming unionized. We are not always able to reach agreement with a labor union prior to the expiration of a collective bargaining agreement, and our employees who were covered by an expired collective bargaining agreement may have a right to strike or take other actions that could adversely affect us. Moreover, even if we successfully negotiate new collective bargaining agreements with our employees, the terms or conditions of those agreements may be less favorable than those of our current agreements. Many of our collective bargaining agreements are industry-wide agreements, and we may lack practical control over the negotiations and terms of the agreements. As of December 31, 2010, 47 collective bargaining agreements covering approximately 3,350 of our full-time, part-time and full-time equivalent (“FTE”) freelance employees on our payroll had expired without a new collective bargaining agreement having been agreed to by us, including our agreement with the National Association of Broadcast Employees and Technicians, covering more than 1,420 of our full-time, part-time and FTE freelance employees on our payroll. Approximately 29 collective bargaining agreements covering approximately 2,950 of our full-time, part-time and FTE freelance employees on our payroll are scheduled to expire throughout the remainder of 2011.

Guarantees

We provide guarantees in the ordinary course of business. We underwrite these guarantees considering economic, liquidity and credit risk of the counterparty. We believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our consolidated financial statements. We record liabilities for guarantees at estimated fair value, generally the amount of the premium received, or if we do not receive a premium, the amount based on appraisal, observed market values or discounted cash flows.

We guarantee an obligation related to our 50% owned joint venture, UCDP, the principal operations of which include the ownership and operation of two theme parks (Universal Studios Florida and Universal’s Islands of Adventure) and certain facilities located at Universal Orlando Resort (collectively “the Orlando Parks”). Affiliates of the Blackstone Group L.P. (“Blackstone”) hold the remaining 50% interest in UCDP. In November 2009, Blackstone refinanced its existing term loan and entered into a five-year loan agreement with a syndicate of lenders in the amount of $305 million (including prefunded interest and amortization), which is secured by their equity interests in UCDP. We guaranteed the loan on a deficiency basis and received a fee for the guarantee. Future distributions, other than tax distributions, from UCDP to Blackstone are applied to the repayment of the loan. At December 31, 2010 and 2009, our liabilities associated with this guarantee were $7 million and $9 million, respectively.

UCDP has an agreement with a third party consultant under which UCDP pays a fee equal to a percentage of UCDP’s gross revenue from the Orlando Parks, as well as from comparable projects, which include Universal Studios Japan and Universal Studios Singapore.

We guarantee UCDP’s obligations under the consulting agreement, and directly pay fees on behalf of UCDP with respect to Universal Studios Japan and Universal Studios Singapore. We also indemnify UCDP against any liability arising under the consultant agreement related to any comparable projects that are not owned or controlled by UCDP.

On October 18, 2009, UCDP executed an amendment to the consultant agreement that modified the consultant’s right to terminate UCDP’s obligation to make periodic payments there under, and to receive instead a one-time cash payment equal to the fair market value of the consultant’s interest in the future revenue of the Orlando Parks and any comparable projects that were open for at least one year at that time. The amendment extended the earliest exercise date for this right to June 2017, but provided the consultant with the option to make a one-time election to fix certain inputs for purposes of calculating the value of the payment. The consultant executed this option to fix the inputs in January 2010. The consulting agreement does not have a termination date and the consultant has an option to terminate the consulting agreement in exchange for a lump sum payment established by a formula in the consulting agreement. The consultant’s right to elect a lump sum payment cannot be exercised prior to June 2017. If UCDP cannot pay the fees owed under the consulting agreement or, if elected, the lump sum payment for termination of the consulting agreement, we could be liable for the entire unpaid amounts. As of both December 31, 2010 and 2009, our liability associated with the obligation to guarantee UCDP’s obligations under the consultant agreement was $5 million.

(22) Subsequent Events

We evaluate subsequent events that have occurred through the date our consolidated financial statements were available to be issued. As such we have evaluated events that have occurred through February 28, 2011.

Joint Venture Transaction

On January 28, 2011, we closed the Joint Venture Transaction, which combines our former company, NBC Universal, Inc. and certain businesses contributed by Comcast (the “Comcast Content Business”). The Comcast Content Business consists primarily of Comcast’s national cable networks, including E!, Golf Channel, G4, Style and VERSUS; regional sports and news networks, consisting of ten regional sports networks and three regional news channels; and certain digital media assets, including the websites Fandango and DailyCandy.

In connection with the Joint Venture Transaction, we distributed $7.4 billion to GE prior to the closing of the Joint Venture Transaction. In addition, on January 26, 2011, GE purchased Vivendi’s remaining interest for $3.673 billion and made an additional payment of $222 million related to the previously purchased shares.

To effect the Joint Venture Transaction, a new entity was formed, NBCUniversal Holdings, which is owned 51 percent by Comcast and 49 percent by GE. Our company, NBC Universal, Inc., was subsequently converted into a Delaware limited liability company, NBCUniversal, and upon closing, NBCUniversal now comprises both our existing businesses and the Comcast Content Business contributed by Comcast. In addition to contributing the Comcast Content Business to NBCUniversal, Comcast made a cash payment to GE of $6.2 billion at the closing, which included transaction-related costs.

Redemption Provisions

Comcast and GE have entered into an LLC Agreement, which provides for Comcast’s management and control of NBCUniversal through its control of NBCUniversal Holdings. Pursuant to the terms of the LLC agreement, GE may not directly or indirectly transfer its interest in NBCUniversal Holdings until July 28, 2014, after which, GE may transfer its interest to a third party subject to a right of first offer to Comcast. Further, pursuant to the LLC agreement, during the six-month period commencing on July 28, 2014, GE is entitled to cause NBCUniversal Holdings to redeem, in cash, half of GE’s interest, and Comcast would have the immediate right to purchase the remainder of GE’s interest. If, however, Comcast elects not to exercise this right, during the six-month period commencing January 28, 2018, a second redemption right entitles GE to cause NBCUniversal Holdings to redeem its remaining interest.

If GE does not exercise its first redemption right, during the six-month period commencing on January 28, 2016, Comcast has the right to purchase half of GE’s interest in NBCUniversal Holdings and further redeem GE’s remaining interest, if any, during the six-month period commencing January 28, 2019. Comcast also will have the right, after GE makes a registration request pursuant to certain registration rights that are granted to it under the LLC Agreement, to elect to purchase for cash all of GE’s interest in NBCUniversal Holdings that GE is seeking to register. If GE elects to exercise this second redemption right, Comcast will have the right during the ten business day period after the public market valuation has been determined as discussed below, to elect to purchase for cash all of the interests in NBCUniversal Holdings that GE previously has transferred to third parties (other than in public sales and Rule 144 sales).

The purchase price to be paid in connection with any redemption described above will equal the ownership percentage being acquired based on the fully distributed public market trading value of NBCUniversal Holdings (as defined in the LLC Agreement). Subject to certain limitations, in the event that NBCUniversal Holdings is not required to fulfill GE’s redemption requests, Comcast is committed to fund up to $2.875 billion in cash or Comcast common stock for each of the two redemptions (for an aggregate of up to $5.75 billion), with amounts not used in the first redemption to be available for the second redemption.

Tax Matters

As discussed above, we converted into a Delaware limited liability company. For U.S. federal income tax purposes, our company will be disregarded as an entity separate from NBCUniversal Holdings, a tax partnership. Accordingly, NBCUniversal and our subsidiaries will not incur any current or deferred U.S. federal income taxes. Our company and our subsidiaries, however, are expected to incur current and deferred state income taxes in a limited number of states and our foreign subsidiaries are expected to incur current and deferred foreign income taxes.

GE has indemnified NBCUniversal Holdings with respect to our company’s income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. All deferred income taxes relating to U.S federal tax matters have been retained by GE, and as such, no deferred tax assets and liabilities related to U.S federal tax matters are expected to be included in our consolidated balance sheet, subsequent to the close of the Joint Venture Transaction.

Preliminary Purchase Price Allocation and Pro Forma Financial Information

As a result of the Joint Venture Transaction, NBCUniversal is a wholly owned subsidiary of NBCUniversal Holdings, and thus through its membership interests in NBCUniversal Holdings, owned and controlled by Comcast. To reflect the change in control of our company, in the first quarter of 2011, we will apply acquisition accounting and re-measure our assets and liabilities to fair value as of January 28, 2011. The assets and liabilities of the Comcast Content Business contributed by Comcast will be carried over at historical book value. Due to the limited time since the closing of the Joint Venture Transaction, the related acquisition accounting is incomplete at this time. As a result, we are unable to provide amounts recognized as of the acquisition date for major classes of assets and liabilities acquired and resulting from the transaction, including the information required for indemnification assets, contingencies, noncontrolling interests and goodwill. Also because the initial accounting for the Joint Venture Transaction is incomplete, we are unable to provide the supplemental pro forma revenue and earnings of the combined entity. We plan to include the initial purchase price allocation and required pro forma financial information in our first quarter 2011 financial statements.

Key Management Changes

Effective January 28, 2011, in conjunction with the closing of the Joint Venture Transaction, Stephen B. Burke became NBCUniversal Holdings’ and NBCUniversal’s President and Chief Executive Officer and resigned from his position as the Chief Operating Officer of Comcast.

NBCUniversal Media, LLC

Condensed Consolidated Balance Sheet

(Unaudited)

	Successor	Predecessor
(in millions, except share data)	March 31, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$945	$1,084
Short-term loans to GE, net	—	8,072
Receivables, net	2,806	2,163
Programming rights	776	533
Other current assets	394	411
Total current assets	4,921	12,263
Film and television costs	4,945	3,890
Investments	4,068	1,723
Noncurrent receivables, net	783	782
Property and equipment, net	2,101	1,835
Goodwill	14,606	19,243
Intangible assets, net	15,254	2,552
Other noncurrent assets	101	136
Total assets	$46,779	$42,424

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$3,507	$2,536
Accrued participations and residuals	1,152	1,291
Program obligations	528	422
Deferred revenue	599	500
Total current liabilities	5,786	4,749
Long-term debt, less current portion	9,134	9,090
Related party borrowings	—	816
Accrued participations, residuals and program obligations	736	639
Deferred income taxes	98	2,303
Deferred revenue	383	395
Other noncurrent liabilities	1,950	615

Commitments and contingencies (Note 17)

Redeemable noncontrolling interests	142	—
NBCUniversal member’s and stockholders’ equity
Common stock, $0.01 par value per share, authorized 2,000 and issued 1,000	—	—
Additional paid in capital	—	23,592
Member’s capital	28,301	—
Retained earnings	—	320
Accumulated other comprehensive income (loss)	3	(13)
Total NBCUniversal member’s and stockholders’ equity	28,304	23,899
Noncontrolling interests	246	(82)
Total member’s and stockholders’ equity	28,550	23,817
Total liabilities and member’s and stockholders’ equity	$46,779	$42,424

See accompanying notes to condensed consolidated financial statements.

NBCUniversal Media, LLC

Condensed Consolidated Statement of Income

(Unaudited)

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Revenue	$2,911	$1,206	$4,278

Costs and expenses:
Operating costs and expenses	(2,519)	(1,171)	(4,029)
Depreciation	(47)	(19)	(56)
Amortization	(140)	(8)	(26)
	(2,706)	(1,198)	(4,111)
Operating income	205	8	167

Other income (expense):
Equity in income of investees, net	36	25	38
Other (loss), net	(16)	(29)	(12)
Interest income	3	4	12
Interest expense	(67)	(37)	(30)
Income (loss) before income taxes and noncontrolling interests	161	(29)	175
(Provision) benefit for income taxes	(23)	4	(59)
Net income (loss) before noncontrolling interests	138	(25)	116
Net (income) loss attributable to noncontrolling interests	(44)	2	(11)
Net income (loss) attributable to NBCUniversal	$94	$(23)	$105

See accompanying notes to condensed consolidated financial statements.

NBCUniversal Media, LLC

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Operating activities
Net income (loss) before noncontrolling interests	$138	$(25)	$116
Adjustments to reconcile net income before noncontrolling interests to net cash provided by (used in) operating activities:
Depreciation and amortization	187	27	82
Amortization of film and television costs	553	249	630
Noncash compensation expense	8	48	—
Equity in income of investees, net	(36)	(25)	(38)
Cash received from investees	91	—	38
Deferred income taxes	13	(473)	34
Net loss on investment activity and other	3	27	—
Changes in operating assets and liabilities:
Decrease (increase) in receivables, net	596	(675)	(91)
Increase in film and television costs	(794)	(290)	(358)
(Decrease) increase in accounts payable, accrued liabilities, accrued participations and residuals, program obligations and deferred revenue	(221)	524	(142)
Other	(15)	(16)	5
Net cash provided by (used in) operating activities	523	(629)	276
Investing activities
Capital expenditures	(49)	(16)	(73)
Proceeds from sale of investments and other assets	—	331	(1)
Net cash (used in) provided by investing activities	(49)	315	(74)
Financing activities
Decrease in short-term loans to parent, net	—	8,072	896
Dividends paid	—	(8,041)	(835)
Repurchase of preferred stock interest	—	(332)	—
Contributions from noncontrolling interests	1	1	—
Distributions to noncontrolling interests	(38)	—	(10)
Net cash (used in) provided by financing activities	(37)	(300)	51
Increase (decrease) in cash and cash equivalents	437	(614)	253
Cash and cash equivalents, at beginning of period	508	1,084	197
Cash and cash equivalents, at end of period	$945	$470	$450

See accompanying notes to condensed consolidated financial statements.

NBCUniversal Media, LLC

Condensed Consolidated Statement of Changes in Equity

(Unaudited)

Predecessor (in millions)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Noncontrolling Interests	Total Equity
Balance, December 31, 2009	$—	$23,592	$(6)	$509	$10	$24,105
Comprehensive income
Net income (loss)				105	11	116
Other comprehensive income (loss):
Derivative financial instruments, net			6			6
Unrealized gain (loss) on available for sale securities, net			—			—
Employee benefit obligations, net			—			—
Foreign currency translation adjustment, net			(8)			(8)

Total comprehensive income						114
Dividends	—	—		(835)	(10)	(845)
Other	—	—	—	(66)	(89)	(155)
Balance, March 31, 2010	$—	$23,592	$(8)	$(287)	$(78)	$23,219

Balance, December 31, 2010	$—	$23,592	$(13)	$320	$(82)	$23,817
Comprehensive income
Net income (loss)				(23)	(2)	(25)
Other comprehensive income (loss):
Derivative financial instruments, net			(2)			(2)
Unrealized gain (loss) on available for sale securities, net			—			—
Employee benefit obligations, net			4			4
Foreign currency translation adjustment, net			1			1

Total comprehensive income						(22)
Non cash compensation		48				48
Dividends		(7,846)		(297)		(8,143)
Other		(331)			2	(329)
Balance, January 27, 2011	$—	$15,463	$(10)	$—	$(82)	$15,371

Successor (in millions)	Member’s capital	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total equity
Member’s equity, remeasured at January 28, 2011	$24,076	$—	$188	$24,264
Contribution of Comcast Content Business	4,375	—	57	4,432
Total member’s equity at January 28, 2011	28,451	—	245	28,696
Comprehensive income
Net income (loss)	94		38	132
Other comprehensive income (loss):
Derivative financial instruments, net		—		—
Unrealized gain (loss) on available for sale securities, net		—		—
Employee benefit obligations, net		—		—
Foreign currency translation adjustment, net		3		3

Total comprehensive income				135
Noncash compensation	8		—	8
Dividends	(71)		(38)	(109)
Other	(181)		1	(180)
Balance, March 31, 2011	$28,301	$3	$246	$28,550

See accompanying notes to condensed consolidated financial statements.

NBCUNIVERSAL MEDIA, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Business Description and Basis of Presentation

Our Business

On January 28, 2011, Comcast Corporation (“Comcast”) closed its transaction with General Electric Company (“GE”) (the “Joint Venture Transaction”) to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the Joint Venture Transaction, NBCUniversal, Inc. (our “Predecessor”) was converted into a Delaware limited liability company named NBCUniversal Media, LLC (“NBCUniversal”), which is a wholly owned subsidiary of NBCUniversal Holdings. Comcast contributed to NBCUniversal its national cable programming networks, including E!, Golf Channel, G4, Style and VERSUS, regional sports and news networks, consisting of ten regional sports networks and three regional news channels, certain of its Internet businesses, including DailyCandy and Fandango, and other related assets (the “Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment to GE of $6.2 billion, which included transaction-related costs. See Note 3 for more information on the Joint Venture Transaction.

Following the closing of the Joint Venture Transaction, we classify our operations into the following four reportable segments.

•

Cable Networks: Our Cable Networks segment consists primarily of our national cable entertainment networks (USA Network, Syfy, E!, Bravo, Oxygen, Style, G4, Chiller, Sleuth and Universal HD); our national news and information networks (CNBC, MSNBC and CNBC World); our national cable sports networks (Golf Channel and VERSUS); our regional sports and news networks; our international entertainment and news and information networks (including CNBC Europe, CNBC Asia and our Universal Networks International portfolio of networks); certain digital media properties consisting primarily of brand-aligned and other websites, such as DailyCandy, Fandango and iVillage; and our cable television production operations.

•

Broadcast Television: Our Broadcast Television segment consists of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 16 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned and other websites.

•

Filmed Entertainment: Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

•

Theme Parks: Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. We also have a 50% equity interest in, and receive special and other fees from, Universal City Development Partners (“UCDP”), which owns Universal Studios Florida and Universal’s Islands of Adventure. On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Following the closing, UCDP will be a wholly-owned consolidated subsidiary.

Our headquarters are located in New York, New York, with operations throughout North America, Europe, South America and Asia.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements represent the consolidation of NBCUniversal and our subsidiaries, which includes companies that we control and in which we hold a majority voting interest, generally defined as more than 50%, and variable interest entities if we are the primary beneficiary. Intra-company transactions have been eliminated. Significant transactions between NBCUniversal and Comcast, GE, Vivendi S.A. (“Vivendi”), their affiliates and equity method investments are reflected in these condensed consolidated financial statements and disclosed as related party transactions, where material.

The condensed consolidated financial statements and accompanying notes are unaudited. These statements include all adjustments that we considered necessary to present a fair presentation of our consolidated results of operations, financial position, statements of equity and cash flows, including normal recurring accruals and other items. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. We suggest that these condensed consolidated financial statements be read in conjunction with the financial statements and accompanying notes included in our annual consolidated financial statements.

The unaudited condensed consolidated balance sheet as of December 31, 2010 was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States (“GAAP”). For a more complete discussion of our accounting policies and certain other information, refer to our annual consolidated financial statements for the preceding fiscal year.

As a result of the change in control of our company, the acquisition method of accounting has been applied by Comcast with respect to the assets and liabilities of our existing businesses, which have been remeasured to fair value as of the date of the Joint Venture Transaction. Such fair values have been reflected in our financial statements following the “push down method of accounting”. Our condensed consolidated financial statements for periods following the close of the Joint Venture Transaction are labeled Successor and reflect both the push down of Comcast’s basis of accounting in the new fair values of the assets and liabilities of our existing businesses, and consolidation of the Comcast Content Business at historical cost. All periods prior to the closing of the Joint Venture Transaction reflect the historical accounting basis in our assets and liabilities and are labeled Predecessor. Our condensed consolidated financial statements and footnotes include a black line division, which appears between the columns titled Predecessor and Successor, which signifies that the amounts shown for the periods prior and following the Joint Venture Transaction are not comparable. See Note 3 for additional information on the Joint Venture Transaction.

Note 2: Significant Accounting Policies

The accounting policies described below became significant to our company as a result of the Joint Venture Transaction. See Note 2 in our annual consolidated financial statements for further information on our other significant accounting policies.

Use of Estimates

In connection with the Joint Venture Transaction, a preliminary allocation of purchase price to the assets and liabilities acquired by Comcast has been performed, using preliminary estimates. The estimates are subject to change as discussed in Note 3. Estimates are also used when accounting for various items, including capitalized film and television costs, amortization of owned and acquired programming, participation and residual payments, and estimates of DVD returns and customer incentives. Actual results could differ from those estimates.

Pension and Other Postretirement Benefits

Upon closing of the Joint Venture Transaction, we adopted a new platform of employee benefit plans, which includes qualified and non-qualified defined benefit pension plans and other post retirement plans, such as a medical and life insurance plan. Our new defined benefit pension plans are currently both unfunded noncontributory plans covering the majority of our employees and executives. We intend to fund the qualified defined benefit plan within eighteen months, and we fund our non-qualified plan on a pay-as-you-go basis. Pension and other postretirement benefits are based on formulas that reflect the employees’ years of service and compensation during their employment period and participation in the plans. Our qualified defined benefit plans are closed to new participants. The expense we recognize related to our benefit plans is determined using certain assumptions, including the expected long-term rate of return, discount rate and rate of compensation increases, among others. We recognize the funded or unfunded status of our defined benefit and other postretirement plans (other than a multiemployer plan) as an asset or liability in our consolidated balance sheet and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss) in our consolidated balance sheet. Obligations to reimburse Comcast or GE for specified employee benefits relating to participation in benefit plans administered by Comcast or GE are recorded as liabilities in our consolidated balance sheet and disclosed as amounts owing to related parties in Note 4 to our condensed consolidated financial statements.

Note 3: Acquisitions and Dispositions

Joint Venture Transaction

On January 28, 2011, Comcast and GE closed the Joint Venture Transaction, which among other things, converted our company into a Delaware limited liability company, NBCUniversal, a wholly owned subsidiary of NBCUniversal Holdings. NBCUniversal is comprised of our existing businesses and the Comcast Content Business, and is indirectly owned 51% by Comcast and 49% by GE.

In addition to contributing the Comcast Content Business to NBCUniversal, Comcast made a cash payment to GE of $6.2 billion at the closing, which included various transaction-related costs. Comcast also agreed to share with GE certain expected future tax benefits as they are realized, related to the form and structure of the Joint Venture Transaction. These future payments to GE are contingent on Comcast realizing tax benefits in the future and are accounted for as contingent consideration by Comcast and are a component of the consideration transferred. The fair value of these expected future payments at January 28, 2011 was $639 million.

In connection with the Joint Venture Transaction, we borrowed $9.1 billion from third party lenders during 2010, (the “2010 Senior Notes”) and used $1.7 billion of the proceeds to repay existing indebtedness. We also distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction. In addition, on January 26, 2011, GE purchased Vivendi’s remaining interest in our company for $3.673 billion and made an additional payment of $222 million related to previously purchased shares.

Redemption Provisions

Comcast and GE have entered into an operating agreement (as amended, the “Operating Agreement”), which provides for Comcast’s management and control of NBCUniversal through its control of NBCUniversal Holdings. Pursuant to the terms of the Operating Agreement, GE generally may not directly or indirectly transfer its interest in NBCUniversal Holdings until July 28, 2014, after which, GE may transfer its interest to a third party, subject to a right of first offer to Comcast. During the six-month period commencing on July 28, 2014, GE is entitled to cause NBCUniversal Holdings to redeem, in cash, half of GE’s interest, and Comcast would have the immediate right to purchase the remainder of GE’s interest. If, however, Comcast elects not to exercise this right, during the six-month period commencing January 28, 2018, a second redemption right entitles GE to cause NBCUniversal Holdings to redeem its remaining interest.

If GE does not exercise its first redemption right, during the six-month period commencing on January 28, 2016, Comcast has the right to purchase half of GE’s interest in NBCUniversal Holdings and further redeem GE’s remaining interest, if any, during the six-month period commencing January 28, 2019. Comcast also will have the right, after GE makes a registration request pursuant to certain registration rights that are granted to GE under the Operating Agreement, to elect to purchase for cash all of GE’s interest in NBCUniversal Holdings that GE is seeking to register. If GE elects to exercise this second redemption right, Comcast will have the right during the ten business day period after the public market valuation has been determined as discussed below, to elect to purchase for cash all of the interests in NBCUniversal Holdings that GE previously has transferred to third parties (other than in public sales and Rule 144 sales).

The purchase price to be paid in connection with any redemption described above will equal the ownership percentage being acquired based on the fully distributed public market trading value of NBCUniversal Holdings, as defined in the Operating Agreement. Subject to certain limitations, in the event that NBCUniversal Holdings is unable to fulfill GE’s redemption requests, Comcast is committed to fund up to $2.875 billion in cash or Comcast common stock for each of the two redemptions (for an aggregate of up to $5.75 billion), with amounts not used in the first redemption to be available for the second redemption.

Tax Matters

We converted into a Delaware limited liability company as of the closing of the Joint Venture Transaction. For U.S. federal income tax purposes, our company is disregarded as an entity separate from NBCUniversal Holdings, which is a tax partnership. Accordingly, NBCUniversal and our subsidiaries will not incur any current or deferred U.S. federal income taxes. Our company and our subsidiaries, however, will continue to incur current and deferred state income taxes in a limited number of states and our foreign subsidiaries will continue to incur current and deferred foreign income taxes.

GE and Comcast have indemnified NBCUniversal Holdings and us with respect to our company’s income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. All deferred income taxes relating to U.S. federal tax matters have been retained by GE and Comcast, respectively, and as a result, no deferred tax assets and liabilities related to U.S. federal tax matters are included in our Successor condensed consolidated balance sheet.

Preliminary Allocation of Purchase Price

The Joint Venture Transaction has been accounted for using the push down method of accounting to reflect Comcast’s basis in the assets and liabilities of our existing businesses in our consolidated financial statements, which requires the assets and liabilities acquired by Comcast to be recognized at their fair values.

We remeasured the assets and liabilities of our existing businesses to fair value as of January 28, 2011, primarily using Level 3 inputs (see Note 11 for an explanation of Level 3 inputs). Estimates of fair value require a complex series of judgments about future events and uncertainties. The estimates and assumptions used to determine the preliminary estimated fair value assigned to each class of assets and liabilities, as well as asset lives, have a material impact to our consolidated financial statements. To assist in this process, third party valuation specialists were engaged to value these assets and liabilities.

The assets and liabilities of the Comcast Content Business have been recorded at their historical cost, and as a result, are not included in the assets and liabilities acquired presented in the table below.

The table below presents the consideration transferred and the preliminary allocation of purchase price to the assets and liabilities acquired as a result of the Joint Venture Transaction. The estimated values are not yet final and are subject to change, and the changes could be significant. We will finalize the amounts recognized as soon as possible as we obtain the information necessary to complete the analysis, but no later than one year from the date of the Joint Venture Transaction.

(in millions)
Consideration Transferred
Cash	$6,127
Fair value of 49% interest in Comcast Content Business	4,278
Fair value of contingent consideration	639
Fair value of redeemable noncontrolling interest associated with net assets of our existing businesses	13,032
$24,076

(in millions)
Preliminary Allocation of Purchase Price
Film and television costs(a)	$4,900
Investments	3,845
Property and equipment	1,932
Intangible assets	14,525
Working capital(b)	(1,225)
Long-term debt	(9,115)
Deferred income tax liabilities	(44)
Deferred revenue	(919)
Other noncurrent assets and liabilities(c)	(1,677)
Noncontrolling interests	(188)
Fair value of identifiable net assets of our existing businesses acquired by Comcast	12,034
Goodwill	12,042
Net Assets Acquired	$24,076

(a)	Includes film and television costs and acquired programming rights

(b)	Includes cash and cash equivalents, receivables, net, other current assets, accounts payable and accrued liabilities and accrued participations, residuals and program obligations.

(c)	Includes accrued participations, residuals and program obligations, employee benefit obligations, guarantees and contractual obligations.

The significant fair value adjustments included in the preliminary allocation of purchase price are as follows.

Film and Television Costs and Acquired Programming Rights

Film and television costs consist of preliminary fair value estimates for released films and television series; completed, not released theatrical films; and television series and theatrical films in-production and in-development. Released theatrical films and television series and completed, not released theatrical films were valued using a multi-period cash flow model, a form of the income approach. This measure of fair value requires considerable judgments about the timing of cash flows and distribution patterns. Television series and theatrical films in-production and in-development are valued at historical cost. Contractual programming rights were adjusted to market rates using undiscounted cash flows and market assumptions, when available.

Investments

The preliminary estimates of fair value for significant investments in non-public investees were determined using the income approach. The difference, if any, between our preliminary fair value and our proportionate share of our investees historical basis is amortized to equity in income of investees, net in our consolidated statement of income, over a period not to exceed 20 years for intangible assets, and 30 years for depreciable assets.

Property and Equipment

The preliminary estimated fair value of acquired property and equipment was primarily determined using a market approach for land, and a replacement cost approach for depreciable property and equipment. The market approach for land assets represents a sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable property. The replacement cost approach used for depreciable property and equipment measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

Intangible Assets

Intangible assets primarily consist of our preliminary estimates of fair value for finite-lived relationships with advertisers and multichannel video providers, each with an estimated useful life not to exceed 20 years, and indefinite lived trade names and Federal Communication Commission (“FCC”) licenses.

Relationships with advertisers and multichannel video providers were valued using a multi-period cash flow model, a form of the income approach. This measure of fair value requires considerable judgments about future events, including contract renewal estimates, attrition and technology changes. Because the allocation of purchase price reflects Comcast’s push down basis in our assets and liabilities, we have not attributed any fair value to our multichannel video provider relationships with Comcast. See Note 4 for further information on our related party transactions with Comcast, which include revenue generated from our various distribution agreements with Comcast.

Tradenames were valued using the relief-from-royalty method, a form of the income approach. This measure of fair value requires considerable judgment about the value a market participant would be willing to pay in order to achieve the benefits associated with the tradename.

FCC licenses were valued using the Greenfield method, a form of the income approach. This measure of fair value captures the future income potential assuming the license is used by a hypothetical start-up operation.

Deferred Income Taxes

The deferred income tax liabilities in the above table represent state and foreign deferred tax assets and liabilities associated with the fair values of our assets and liabilities and certain state and international deferred tax liabilities that we retained. See Note 8 for further information on our conversion to a limited liability company and the impact on our U.S. federal tax obligations.

Guarantees and Contractual Obligations

Contractual obligations were adjusted to market rates using a combination of discounted cash flows or market assumptions, as appropriate. Other noncurrent assets and liabilities in the above table include $350 million related to certain consolidated assets which serve as collateral for a debt obligation of an equity method investment. See Note 6 for discussion of our variable interest in Station Venture Holdings, LLC (“Station Venture”).

Employee Benefit Related Obligations

We have recorded estimated liabilities associated with our employee benefit obligations based upon actuarial estimates and assumptions. Pursuant to the NBCUniversal Employee Matters Agreement, we have agreed to reimburse GE for amounts associated with employee benefit and insurance programs, which GE has agreed to continue to provide benefits after the closing of the Joint Venture Transaction. Additionally, we adopted a platform of new employee benefit plans as of January 28, 2011. Refer to Note 12 for further information on our newly adopted pension and postretirement plans, the underlying actuarial assumptions utilized and the related obligations as of March 31, 2011.

Goodwill

Goodwill consists primarily of intangible assets that do not qualify for separate recognition, including assembled workforce, noncontractual relationships and agreements between us and Comcast.

Contribution of Comcast Content Business

The following assets and liabilities of the Comcast Content Business were consolidated by us at their historical cost as of January 28, 2011.

(in millions)
Assets
Total current assets	$769
Programming costs and rights	493
Investments	274
Property and equipment, net	167
Goodwill	2,565
Other intangible assets, net	874
Other noncurrent assets	10
Total assets	$5,152

Liabilities
Total current liabilities	$353
Capital leases, less current portion	15
Other noncurrent liabilities	216
Total liabilities	$584
Redeemable noncontrolling interests	$136

Transaction-Related Expenses

In connection with the Joint Venture Transaction, we have incurred and will continue to incur incremental transition and integration expenses, which have not been adjusted in the pro forma results below. Additionally, included in our condensed consolidated statement of income are severance, retention and accelerated stock-based compensation expenses incurred as a result of the Joint Venture Transaction of $55 million and $49 million for the periods ended March 31, 2011 and January 28, 2011, respectively.

Unaudited Pro Forma Information

The following unaudited pro forma information has been presented as if the Joint Venture Transaction occurred on January 1, 2010. This information is based on historical results of operations, adjusted for the allocation of purchase price, and other transaction-related adjustments and is not necessarily indicative of what our financial condition or results of operations would have been had the Joint Venture Transaction occurred on January 1, 2010.

	Three Months Ended March 31,
(in millions)	2011	2010
Revenue	$4,348	$4,916
Net income (loss) before noncontrolling interests	96	(42)
Net income (loss) attributable to NBCUniversal	45	(91)

Other Acquisitions and Dispositions

On January 24, 2011, we signed an agreement, subject to closing conditions, to sell an independent Spanish language television station, which we own and operate. In connection with this agreement, we recorded a goodwill impairment charge of approximately $27 million, which is included in other income (loss) in our condensed consolidated statement of income for the period ended January 28, 2011. We placed the station into a divestiture trust on January 28, 2011 and no longer manage this station.

Note 4: Related Party Transactions

Transactions with Comcast and Affiliates

Subsequent to the Joint Venture Transaction, we now report transactions with Comcast, our new parent, and its affiliates, as related party transactions. The table below presents amounts due to and due from Comcast and its affiliates, as of March 31, 2011.

(in millions)	March 31, 2011
Amounts due from Comcast and affiliates
Receivables, net(a)	$215

Amounts due to Comcast and affiliates
Accounts payable and accrued liabilities(b)	$189

(a)	Primarily represents subscriber fees owed by Comcast to us.

(b)	Primarily represents transaction related costs owed to Comcast, as well as amounts owed related to the participation of our employees in Comcast benefit plans.

Services Provided by and to Comcast

The table below presents transactions with Comcast and its affiliates following the closing of the Joint Venture Transaction:

Successor
(in millions)	For the Period January 29, 2011 to March 31, 2011
Revenue(a)	$195
Operating costs and expenses(b)	$(19)

(a)	Includes revenue generated from distribution of our content by Comcast and its affiliates.

(b)

Operating costs and expenses primarily relate to support services provided by Comcast to us. In connection with the closing of the Joint Venture Transaction, Comcast and NBCUniversal Holdings entered into a services agreement (“CSA”) to provide each other and any subsidiaries with certain administrative, human resource, information technology and other support services and certain facilities. Charges for the services covered by the CSA are intended for the provider to fully recover the service costs incurred.

In addition to the transactions described above, our employees began participating in certain Comcast employee benefit plans since the closing of the Joint Venture Transaction. Refer to Note 12 for further details.

Transactions with GE and Affiliates

The table below presents amounts due to and due from GE and its affiliates, which are included in our condensed consolidated balance sheet:

	Successor	Predecessor
(in millions)	March 31, 2011	December 31, 2010
Amounts due from GE and affiliates
Receivables, net(a)	$216	$76
Short-term loans to GE, net(b)	—	8,072
Amounts due to GE and affiliates
Accounts payable and accrued liabilities(c)	$931	$561

(a)	Primarily relates to our monetization program with GE. Refer to Note 15 for further details.

(b)

Primarily represents our cash on deposit and proceeds from our 2010 Senior Notes in excess of that used to repay our existing debt obligations. All intercompany loans with GE were settled upon closing of the Joint Venture Transaction.

(c)

Primarily relates to cash collected on trade receivables to be paid to GE under one of our monetization programs, employee benefit related obligations and payments due for other services provided by GE. See Note 12 for further details of our participation in GE benefit plans. Also included are transaction-related costs associated with the issuance of our 2010 Senior Notes that will be reimbursed to GE within one year of the closing of the Joint Venture Transaction.

Services Provided by and to GE

The table below presents related party transactions with GE and its affiliates for services rendered.

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Revenue(a)	$15	$4	$56
Operating costs and expenses(b)	$(13)	$(19)	$(57)
Other income (expense)(c)	$(8)	$(1)	$(23)

(a)	Primarily relates to revenue generated from media advertising sales to GE and its affiliates.

(b)

Operating costs and expenses in the Predecessor periods primarily relates to the allocation of corporate overhead from GE for services that GE provided to us, but which were not specifically billed to us, such as public relations, investor relations, treasury and internal audit services. Also included within operating costs and expenses for all periods are share-based compensation expenses billed to us, related to certain of our employees (and, in limited circumstances, selected consultants, advisors and independent contractors) who participated, or continue to participate, in GE’s share-based compensation plans. Refer to Note 13 for further details. We also incur rent expense for the use of space in 30 Rockefeller Plaza and studio and office space leased by CNBC, as well as lease expense for a variety of equipment under operating leases with affiliates of GE.

(c)

Other income (expense) in the Predecessor periods primarily represents interest expense related to Station Venture and its $816 million note due to General Electric Capital Corporation (“GECC”), a subsidiary of GE, as servicer. See Note 6 for further information on Station Venture. For all periods presented, we also recorded gain (loss) on sale with respect to our receivables monetization programs. See to Note 15 for further details.

Other Transactions with GE

In addition to the transactions described above, we also incur expense related to the participation of our employees in a number of employee benefit plans sponsored or managed by GE. Refer to Note 12 for further details. GE also provided to us certain services, such as payroll processing services, for which the incremental cost for GE to provide the service is not discernible.

GE also reimburses us for fees paid on its behalf to the NFL for the rights to market and produce goods and services to the NFL and its member teams, in connection with our contract to produce and broadcast various regular season, playoff, Pro Bowl and Super Bowl games, which is recorded as an offset to programming costs.

During the period ended January 28, 2011, we disposed of our cost method investment in an affiliate of GE, and also redeemed our preferred stock in one of our subsidiaries. The loss on disposal related to these transactions was not material.

Other Related Party Transactions

The table below presents amounts due to and due from other related parties, which are included in our condensed consolidated balance sheet.

	Successor	Predecessor
(in millions)	March 31, 2011	December 31, 2010
Amounts due from other related parties	$86	$75
Amounts due to other related parties	$11	$32

(a)	Primarily relates to amounts owed resulting from the revenue activities described below.

(b)	Primarily represents cash collected on behalf of other related parties. Operating costs and expenses associated with other related parties were not material for all periods presented.

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Revenue(a)	$30	$22	$71

(a)

Revenue in our Predecessor company primarily relates to activities with affiliates of Vivendi, including management, co-production, rent, licensing and distribution, which are conducted and settled in the normal course of business. In connection with the Joint Venture Transaction, GE purchased Vivendi’s remaining interest in our company and as a result we no longer consider Vivendi a related party as of January 28, 2011. We also provide management services for certain of our equity investments in exchange for a fee. Additionally, we receive license and other fees from certain pay television channels, digital media investments, and certain of our associated companies in exchange for content and the right to use certain of our intellectual property.

Note 5: Film and Television Costs

The table below presents our capitalized film and television costs:

	Successor	Predecessor
(in millions)	March 31, 2011	December 31, 2010
Film costs:
Released, less amortization	$1,654	$1,175
Completed, not released	102	345
In-production and in-development	1,108	979
	2,864	2,499
Television costs:
Released, less amortization	1,112	887
Completed, not released	1	1
In-production and in development	169	130
	1,282	1,018
Programming rights, less amortization	1,575	906
	5,721	4,423
Less current portion of programming rights	776	533
Film and television costs	$4,945	$3,890

As of March 31, 2011, acquired film and television libraries have remaining unamortized costs of $1.169 billion. Amortization of acquired film and television libraries, included in operating costs and expenses in our condensed consolidated statement of income, totaled $32 million, $4 million and $11 million for the periods ended March 31, 2011 and January 28, 2011 and the three months ended March 31, 2010, respectively.

Note 6: Investments

The table below presents our available-for-sale, cost method investments and equity method investments:

	Successor	Predecessor
(in millions)	March 31, 2011	December 31, 2010
Available-for-sale securities	$23	$27
Cost method investments(a)	139	348
Equity method investments(b)	3,906	1,348
Investments	$4,068	$1,723

(a)	During the period ended January 28, 2011, we sold our cost method investment in an affiliate of GE. See Note 4 for further information.

(b)

Our equity method investments were remeasured to fair value as of January 28, 2011 and primarily relate to our investments in A&E Television Networks, LLC (“AETN”), UCDP, The Weather Channel (“TWC”) and MSNBC.com. The amortization of the basis difference arising from the adjustment to fair value included in equity in income of investees, net in our condensed consolidated statement of income was $12 million for the period ended March 31, 2011. Equity method investments held by the Comcast Content Business was $273 million as of March 31, 2011.

Variable Interest Entities

Station Venture

We own a 79.62% equity interest and a 50% voting interest in Station Venture, a variable interest entity. The remaining equity interests in Station Venture are held by LIN TV, Corp. (“LIN TV”). Station Venture holds an indirect interest in the NBC Network affiliated local television stations in Dallas, Texas and San Diego, California through its ownership interests in Station Venture Operations, LP (“Station LP”), a less than wholly owned subsidiary which we consolidate. Station Venture is the obligor on an $816 million senior secured note that is due in 2023 to GECC, as servicer. The note is non-recourse to us, guaranteed by LIN TV and collateralized by substantially all of the assets of Station Venture and Station LP.

In January, 2010, upon adoption of amended guidance related to the consolidation of VIEs, we included Station Venture in our consolidated financial statements. We recorded $4 million and $17 million of interest expense incurred by Station Venture, for the period ended January 28, 2011 and three months ended March 31, 2010, respectively, and also a corresponding noncontrolling interest representing LIN TV’s share of Station Venture’s interest expense for both periods. The senior secured note was classified as related party borrowings in our consolidated balance sheet at December 31, 2010.

In connection with the closing of the Joint Venture Transaction, GE has indemnified us for all liabilities we may incur as a result of any credit support, risk of loss or similar arrangement related to the senior secured note in existence prior to the closing of the Joint Venture Transaction on January 28, 2011. As a result of the change in circumstances, we have not consolidated Station Venture in periods subsequent to January 28, 2011, as we are no longer the primary beneficiary of the entity. Our equity method investment in Station Venture was assigned no value in the preliminary allocation of purchase price for the Joint Venture Transaction, which is also the carrying value of our investment as of March 31, 2011. Because the assets of Station LP serve as collateral for Station Venture’s $816 million senior secured note, we have recorded a $350 million liability in our preliminary allocation of purchase price, representing the fair value of this guarantee at January 28, 2011 as determined by the value of the assets that collateralize the note.

We do not hold any other variable interests that are material to our consolidated financial statements.

Note 7: Intangible Assets

The table below presents the gross carrying amount and accumulated amortization of our finite-lived and indefinite-lived intangible assets.

		Successor		Predecessor
		March 31, 2011		December 31, 2010
(in millions)	Useful Life at March 31, 2011	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets	4-19 years	$14,167	$(2,013)	$1,162	$(818)
Indefinite-lived intangible assets		3,100		2,208
Total identifiable intangible assets		17,267	(2,013)	3,370	(818)
Total identifiable intangible assets, less accumulated amortization		$15,254		$2,552

Our finite-lived intangible assets primarily represent our relationships with advertisers and multi-channel video providers and our indefinite-lived intangible assets primarily represent tradenames and FCC licenses.

Note 8: Income Taxes

In preparation for the closing of the Joint Venture Transaction, during the period ended January 28, 2011, we received dividend distributions of approximately $1.9 billion from our foreign subsidiaries which resulted in a U.S. tax payment of approximately $265 million. As deferred U.S. income taxes have historically been recorded with respect to the earnings of these foreign subsidiaries there was no U.S. income tax expense recorded in January when the dividends were received.

Upon closing of the Joint Venture Transaction on January 28, 2011, we converted into a Delaware limited liability company. For U.S. federal income tax purposes, our company is now disregarded as an entity separate from NBCUniversal Holdings, a tax partnership. Accordingly, NBCUniversal and our subsidiaries will not incur any current or deferred U.S. federal income taxes. Our company and our subsidiaries, however, continue to incur current and deferred state income taxes in a limited number of states and also current and deferred foreign income taxes through our foreign subsidiaries.

GE and Comcast have indemnified NBCUniversal Holdings and us with respect to our company’s income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction, as a result we have recorded an indemnification asset of $78 million as of March 31, 2011. All deferred income taxes relating to U.S federal tax matters have been retained by GE and Comcast, respectively, and as such no deferred tax assets and liabilities related to U.S federal tax matters are expected to be included in our consolidated balance sheet, subsequent to the close of the Joint Venture Transaction.

Note 9: Long-Term Debt

2010 Senior Notes

As of March 31, 2011, our 2010 Senior Notes had an aggregate fair value of $9.050 billion. The estimated fair values of our 2010 Senior Notes are based on interest rates available to us for debt with similar terms and remaining maturities. During the period ended March 31, 2011, we entered into various interest rate swap agreements associated with our 2010 Senior Notes. The fair value of these derivative financial instruments was approximately $2 million as of March 31, 2011, and is recorded as an adjustment to the carrying value of the underlying debt. Refer to Note 10 for further details on our derivative financial instruments.

Note 10: Derivative Financial Instruments

We use derivative financial instruments to manage our exposure to the risks associated with fluctuations in interest rates and currency exchange rates. We do not use derivatives for speculative purposes. Derivative financial instruments are recorded in our consolidated balance sheet at fair value. We formally document, at inception of the relationship, derivative financial instruments designated to hedge the exposure to changes in the fair value of a recognized asset or liability (“fair value hedge”) or the exposure to changes in cash flows of a forecasted transaction (“cash flow hedge”), and evaluate them for effectiveness at the time they are designated, as well as throughout the hedging period on a quarterly basis. Ineffectiveness is also measured quarterly, with the results recorded to income. We also enter into derivative financial instruments that are not designated as hedges and do not qualify for hedge accounting for which changes in fair value are recognized in income.

We use forward contracts and currency options to reduce our exposure to market risks resulting from fluctuations in currency exchange rates for recognized balance sheet amounts in foreign currency and certain types of forecasted transactions, primarily foreign currency-denominated production costs and international content related revenue and royalties. We hedge forecasted foreign currency transactions for periods generally not to exceed one year. In certain circumstances we may hedge a transaction not to exceed eighteen months.

Our derivative financial instruments that do not qualify for hedge accounting are used to manage certain economic exposures. These derivative financial instruments are included in other current assets and accounts payable and accrued liabilities, respectively, in our condensed consolidated balance sheet, and changes in their fair value were recognized as expense (income) in our consolidated statement of income in the amounts of $9 million, $10 million, and $(2) million for the periods ended March 31, 2011 and January 28, 2011 and the three months ended March 31, 2010, respectively.

During the period ended March 31, 2011, we entered into a number of fixed to variable interest rate swap contracts to manage our exposure to the risks associated with changes in the fair value of our 2010 Senior Notes. The maturities of these contracts range from 2014 to 2016, corresponding to the respective maturities of the underlying debt being hedged. We account for these swap contracts as fair value hedges, and changes in the fair value of these derivative financial instruments substantially offset changes in the fair value of the underlying debt, and both are recorded in interest expense in our consolidated statement of income.

See Note 11 for additional information on the fair value measurements of our derivative financial instruments as of March 31, 2011 and December 31, 2010.

Pretax Amount of Gain (Loss) Recognized in Accumulated Other Comprehensive Income (Loss) – Cash Flow Hedges

	Successor		Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011		For the Period January 1, 2011 to January 28, 2011		Three Months Ended March 31, 2010
	Gain (loss) in AOCI	Gain (loss) reclassified from AOCI into earnings	Gain (loss) in AOCI	Gain (loss) reclassified from AOCI into earnings	Gain (loss) in AOCI	Gain (loss) reclassified from AOCI into earnings
Foreign exchange contracts	$ —	$ —	$ (3)	$ —	$ 9	$ —

For derivative financial instruments that are designated in a cash flow hedging relationship, the effective portion of the change in fair value is recorded to accumulated other comprehensive income (loss) (“AOCI”) and reclassified into income over the period in which the hedged item affects income. The income effects of the derivative financial instrument and the hedged item are reported in the same caption in our condensed consolidated statement of income. Gains and losses from the ineffectiveness of hedging relationships, and gains and losses as a result of the discontinuation of cash flow hedges for which it was probable that the originally forecasted transaction would no longer occur, was not material for any period. No amounts were excluded from the measure of effectiveness for any of the periods presented.

Notional Principal Amounts of our Derivative Financial Instruments Outstanding

	Successor	Predecessor
(in millions)	March 31, 2011	December 31, 2010
Instruments qualifying as accounting hedges:
Foreign exchange contracts	$68	$152
Interest rate swaps	600	—

Instruments other than accounting hedges:
Foreign exchange contracts	$1,236	$516

The notional principal amounts presented in the table above provide one measure of the activity related to a particular risk exposure but do not represent the amount of our exposure to credit or market loss, or reflect the gains or losses associated with the exposures and transactions that the foreign exchange instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the derivative financial instruments.

Note 11: Fair Value Measurements

The accounting guidance for fair value measurements of financial assets and financial liabilities (“financial instruments”) establishes a three-level valuation hierarchy based upon observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect our market assumptions. Our assessment of an input to a fair value measurement requires judgment. Preference should be given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1	—	Quoted prices for identical instruments in active markets

Level 2	—

Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	—	Significant inputs to the valuation model are primarily unobservable, utilize discounted cash flow methodologies, or similar techniques, and require significant management judgment or estimation.

The majority of our derivatives portfolio is valued using internal models. The models maximize the use of observable inputs including interest rate curves and both forward and spot prices for foreign currencies. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps and foreign exchange contracts. See Note 10 for further information on our derivative financial instruments.

Our financial instruments valued using Level 3 inputs consist of available-for-sale securities. These investments are initially recorded at cost and remeasured to fair value on a recurring basis at the end of each quarter utilizing non-observable inputs, which include company specific fundamentals and other third party transactions. We did not incur any other-than-temporary impairments for any of the periods presented. The changes in our Level 3 financial instruments were not material for all periods presented.

The table below presents the fair value of the financial instruments measured on a recurring basis as of March 31, 2011 and December 31, 2010.

	Fair Value as of March 31, 2011
(in millions)	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale securities	$—	$—	$23	$23
Foreign exchange contracts	—	9	—	9
Interest rate swap agreements	—	2	—	2
	$—	$11	$23	$34

Liabilities
Foreign exchange contracts	$—	$31	$—	$31
	$—	$31	$—	$31

	Fair Value as of December 31, 2010
(in millions)	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale securities	$—	$—	$27	$27
Foreign exchange contracts	—	3	—	3
	$—	$3	$27	$30

Liabilities
Foreign exchange contracts	$—	$7	$—	$7
	$—	$7	$—	$7

Note 12: Pension and Postretirement Benefits

NBCUniversal Employee Benefit Plans

NBCUniversal’s non-qualified and qualified defined benefit plans provide a lifetime income benefit for eligible participants based on a participant’s length of service and related compensation, and are closed to new participants. Our non-qualified plan gives credit to eligible participants for service provided to the Company prior to the close of the Joint Venture Transaction to the extent that participants did not vest in GE’s supplemental pension plan sponsored by GE. We have also agreed to reimburse GE for amounts related to participants of the Supplemental pension plan who were vested as of January 28, 2011. Our qualified defined benefit plan, however, does not give credit for prior service as GE assumed all obligations related to the vesting of employees in the GE primary pension plan upon the close of the Joint Venture Transaction.

Our new postretirement medical and life insurance benefits provide continued coverage to employees eligible to receive such benefits, and gives credit for service provided by the eligible participants prior to the closing of the Joint Venture Transaction. Certain covered employees also retain the right, upon retirement, to elect to participate in corresponding plans sponsored by GE. To the extent our employees make such elections, we will reimburse GE for any amounts due. We did not, however, assume any obligation for benefits due to employees of the Company who were retired at the closing of the Joint Venture Transaction and were eligible to receive benefits under GE’s post-retirement medical and life insurance programs.

As of March 31, 2011, the total obligations related our new U.S. benefit plans amount to $426 million, which represents $269 million for pension benefits, including amounts owed to GE related to vested participants of GE’s Supplemental pension plan, and $157 million for health and life benefits, and are included as noncurrent liabilities in our condensed consolidated balance sheet. Net periodic benefit costs for our company related to these defined benefit pension and postretirement plans for the period ended March 31, 2011 was $20 million and $3 million, respectively.

We fund the non-qualified plan and our retiree healthcare benefits on a pay-as-you-go basis. We expect to contribute approximately $8 million in 2011 to fund these benefits, which includes estimated payments to GE for our obligation associated with GE’s supplemental pension plan. We do not plan to fund our qualified defined benefit plan until the second quarter of 2012, at which time we expect to fund approximately $100 million.

Actuarial assumptions used to determine our benefit obligations as of January 28, 2011 and the 2011 effect on our consolidated statement of income for the various benefit plans are as follows:

	Pension	Postretirement
Discount rate	5.5% -6.0%	5.75%
Compensation increases	4.5% -5.0%	5%
Initial healthcare trend rate	N/A	2.7% - 9.1%

Effective upon the closing of the Joint Venture Transaction, the Company also established a new NBCUniversal defined contribution plan, which provides for a 100% matching contribution by the Company on the first 3.5% of pay plus additional contributions based on employee classification and management discretion. Expense for the period ended March 31, 2011 was $9 million.

Comcast and GE Benefit Plans

Prior to January 28, 2011, our employees participated in GE-sponsored employee benefit plans, including GE’s primary defined benefit pension plan, a non-qualified supplemental pension plan, a defined contribution savings plan and a number of GE health and life insurance plans. Further, pursuant to the GE Transition Services Agreement, our international employees will continue to participate in GE employee benefit plans for eighteen months after closing of the Joint Venture Transaction or until we establish new employee benefit plans to replace the GE programs, whichever occurs first. We have also agreed to reimburse GE for amounts paid by GE for specified employee benefit and insurance programs that GE will continue to administer, which includes $61 million related to our withdrawal from certain international benefit plans.

Substantially all of the employees of the Comcast Content Business participate in the Comcast Postretirement Healthcare Stipend Program (the “Stipend Plan”). The Stipend Plan provides an annual stipend for reimbursement of healthcare costs to each eligible employee based on years of service and the benefits are fixed at a predetermined amount. As of March 31, 2011, our liability related to this plan was $6 million. Additionally, certain of our employees are eligible to contribute a portion of their compensation through payroll deductions to a retirement investment plan sponsored by Comcast. Costs associated with these plans are allocated to us based on the costs associated with our participating employees as a percentage of the total costs for all plan participants.

The following table shows the amounts recognized in our condensed consolidated statement of income for the periods presented related to our employees’ participation in Comcast and GE sponsored plans:

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Comcast benefit plans(a)	$3	$—	$—
GE pension plans(b)	—	20	5
GE health and life insurance plans and other(c)	—	20	49
Other GE benefit plans(d)	—	3	10
	$3	$43	$64

(a)

Represents cost related to the participation of employees of the Comcast Content Business in the Comcast Stipend Plan, and the Comcast retirement investment plans, which we reimburse to Comcast in cash.

(b)

Expenses incurred in the Successor period represent costs on pension obligations frozen at the time of the Joint Venture Transaction. Expense in the Predecessor periods represents participation of certain of our employees under a GE supplemental pension plan. In addition, prior to the Joint Venture Transaction, our employees participated in GE’s primary pension plan, which is a defined benefit plan administered by GE. Our participation in that plan was accounted for as a participant in a multi-employer plan, and as such we recorded expense only to the extent that we are required to fund the plan.

(c)

Primarily represents our employees’ and retirees’ participation in GE’s principal retiree benefit plan. Represents costs associated our employees’ participation in GE’s defined contribution savings plan.

Other Employee Benefit Plans

Our condensed consolidated financial statements include the assets and liabilities of certain legacy benefit plans, as well as the assets and liabilities for benefit plans of certain of our foreign subsidiaries. Additionally, we continue to participate in various multi-employer pension plans covering some of our employees who are represented by labor unions. We make periodic contributions to these plans pursuant to the terms of applicable collective bargaining agreements and laws, but do not sponsor or administer these plans.

Note 13: Share Based Compensation

Comcast and GE Equity Plans

As of the closing of the Joint Venture Transaction, certain of our employees participate in Comcast’s long-term incentive share-based compensation program, which includes the awarding of stock options and Restricted Stock Units (“RSUs”). Awards are granted under various plans as further described below. Additionally, through an employee stock purchase plan, employees are able to purchase shares of Comcast Class A common stock at a discount through payroll deductions. Comcast charges the expense related to these equity based awards to us through a corporate overhead allocation, which we settle in cash on a quarterly basis.

Prior to the closing of the Joint Venture Transaction, GE granted stock options and RSUs to certain of our employees (and in limited circumstances to consultants, advisors and independent contractors), the majority of which vested upon the closing of the Joint Venture Transaction on January 28, 2011. However, certain specified stock option and RSU grants did not vest upon close, and will continue to vest based on their original vesting period of the award. The expense associated with both the acceleration of stock options and RSUs and the ongoing awards is reflected in our condensed consolidated statement of income and is not payable in cash to GE, but rather it is recorded to Member’s capital in our condensed consolidated statement of changes in equity.

The following table shows the amounts recognized in our statement of income for the periods presented related to share based compensation resulting from the participation of our employees in Comcast and GE equity plans.

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Comcast equity awards
Stock options	$1	N/A	N/A
Restricted share units	3	N/A	N/A
GE equity awards
Stock options	1	$32	$4
Restricted share units	7	(1)	4
	$12	$31	$8

Comcast Employees Stock Purchase Plan (ESPP)

As of the closing of the Joint Venture Transaction, certain of our employees are eligible to participate in Comcast’s employee stock purchase plan, which offers eligible employees the opportunity to purchase shares of Comcast Class A common stock at a 15% discount. We recognize the fair value of the discount associated with shares purchased under the plan as share-based compensation expense. The employee cost associated with participation in the plan for the period ended March 31, 2011 was not material.

Deferred Compensation

As of the closing of the Joint Venture Transaction, we established the 2011 Deferred Compensation Plan, which is an unfunded, non-qualified plan that permits a select group of highly compensated employees to voluntarily defer up to 75% of base salary and 100% of eligible bonus compensation. Participants in the plan designate one or more valuation funds (independently established funds or indices), which are used to determine the amount of interest to be credited or debited to the participant’s account.

Additionally, certain members of our management participate in Comcast’s unfunded, nonqualified deferred compensation plan. The amount of compensation deferred by each participant is based on participant elections, and participant accounts are credited with income based on a fixed annual rate. In certain instances, these deferred amounts also include employer contributions. As a result of the Joint Venture Transaction, we assumed the obligation for compensation deferred prior to January 28, 2011 for the employees of the Comcast Content Business.

In the case of both deferred compensation plans, participants are eligible to receive distributions of the amounts credited to their account based on elected deferral periods that are consistent with the plans and applicable tax law. As of March 31, 2011 we had a deferred compensation benefit obligation of $78 million in our condensed consolidated balance sheet representing our obligation under these plans.

Note 14: Supplemental Other Financial Information

Supplemental Cash Flow Information

(in millions)
Cash and cash equivalents as of January 28, 2011	$470
Comcast Content Business	38
Cash and cash equivalents at beginning of period ended March 31, 2011	$508

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Cash paid for interest	$1	$1	$9
Cash paid for taxes	$28	$493	$71

Redeemable Noncontrolling Interests

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Beginning balance	$136	$—	$—
Net income attributable to noncontrolling interests	6	—	—
Ending balance	$142	$—	$—

Operating Costs and Expenses

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Programming and production	$1,426	$711	$2,930
Advertising, marketing and promotion	391	153	341
Other	702	307	758
Total operating costs and expenses	$2,519	$1,171	$4,029

Receivables

Receivables are recorded net of a provision for doubtful accounts of $5 million and $85 million, as well as estimated allowances for DVD returns and customer incentives of $113 million and $485 million as of March 31, 2011 and December 31, 2010, respectively. Bad debt expense recorded in the period ended March 31, 2011 and the three months ended March 31, 2010 was approximately $4 million and $13 million, respectively. Bad debt expense in the period ended January 28, 2011 was not significant.

Certain eligible trade receivables are monetized through various monetization programs. These monetization transactions are accounted for as sales in accordance with authoritative guidance. See Note 16 for further discussion on our monetization programs.

The table below summarizes the balances of unbilled receivables included in our condensed consolidated balance sheet as of March 31, 2011 and December 31, 2010.

	Successor	Predecessor
(in millions)	March 31, 2011	December 31, 2010
Current	$255	$307
Noncurrent	480	435
Total	$735	$742

Our trade receivables do not represent a significant concentration of credit risk as of March 31, 2011 and December 31, 2010 due to the wide variety of customers and markets into which our products are sold and their dispersion across geographic areas.

Property and Equipment

	Successor	Predecessor
(in millions)	March 31, 2011	December 31, 2010
Land	$410	$249
Buildings and leasehold improvements	932	1,358
Furniture, fixtures and equipment	818	1,510
Construction in process	231	242
	2,391	3,359
Accumulated depreciation	(290)	(1,524)
Total	$2,101	$1,835

Property and equipment of the Comcast Content Business as of March 31, 2011 was $414 million with associated accumulated depreciation of $252 million.

Note 15: Off Balance Sheet Arrangements

Receivables Monetization

Upon closing of the Joint Venture Transaction, we ceased our old trade receivables monetization programs and entered into new monetization programs with a syndicate of banks, for which the primary relationship is with GECC, a subsidiary of GE. The monetized amounts under our new programs, and the respective terms of these programs, are substantially consistent with our prior programs. Our old monetization programs were established with GE and various GE subsidiaries.

We account for receivables monetized through both our old and new programs as sales in accordance with the authoritative guidance. We retain limited interests in the assets sold; however, we have provided reserves for all expected losses with respect to these interests. The accounts receivable we sold that underlie the retained interests are generally short-term in nature, and therefore, the fair value of the retained interests approximated their carrying value (net of provision for doubtful accounts) at both March 31, 2011 and December 31, 2010.

For the majority of the receivables monetized under the new programs, an affiliate of GE has the responsibility for servicing the receivables and remitting collections to the owner and the lenders, and we receive a fee for performing this sub-service on such affiliate’s behalf. The income we receive in exchange for this service is equal to the prevailing market rate for such services, and accordingly, no servicing asset or liability has been recorded in our condensed consolidated balance sheet as of March 31, 2011 and December 31, 2010. We received sub-servicing fees of $1 million, $1 million and $2 million for the periods ended March 31, 2011, January 28, 2011 and three months ended March 31, 2010, respectively, which are included in other (loss), net in our condensed consolidated statement of income.

The table below represents the receivables transferred to our respective programs that remain outstanding and our retained interests in those receivables as of March 31, 2011 and December 31, 2010 respectively:

	Successor	Predecessor
(in millions)	March 31, 2011	December 31, 2010
Monetized receivables outstanding	$989	$1,446
Our retained interest	210	74

In addition to the amounts presented above, we had $480 million and $500 million payable to our new and old securitization programs as of March 31, 2011 and December 31, 2010 respectively. These amounts represent cash received on monetized receivables not yet remitted to the program at the balance sheet date, and are recorded in accounts payable and accrued liabilities in our condensed consolidated balance sheet.

The table below summarizes certain activities related to the securitization programs:

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three Months Ended March 31, 2010
Cash flows on transfers
Net proceeds on new transfers	$(424)	$(177)	$166

Effect on income from services
Net (loss) gain on sale	$(8)	$1	$(7)

Note 16: Segments

Following the closing of the Joint Venture Transaction, we present our operations in four reportable segments: Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks to reflect the way in which we now manage and allocate resources and capital in our company.

We also revised our primary measure of operating performance of our segments in the first quarter of 2011, to operating income (loss) before depreciation and amortization, to better align our company with how Comcast assesses operating performance of its segments. Operating income (loss) before depreciation and amortization excludes impairments related to fixed and intangible assets and gains or losses from the sale of assets, if any. In our Theme Parks segment, we also include equity in income of investees attributable to our investments in the Orlando Parks in the measure of operating income before depreciation and amortization, due to the significance of the Orlando Parks to the Theme Parks segment itself. In evaluating the profitability of our segments, the components of net income (loss) excluded from operating income (loss) before depreciation and amortization are not separately evaluated by management.

We believe that this measure is useful to investors because it allows them to evaluate changes in the results of our segments separate from factors outside our normal business operations that affect net income, such as amortization of intangible assets. As a result, a significant portion of the impact of the application of acquisition accounting related to the Joint Venture Transaction is excluded from operating income (loss) before depreciation and amortization. All periods presented within this section have been recast to reflect our new reportable segments and segment performance measure.

Headquarters and Other operating costs and expenses include costs that are not allocated to our four reportable segments. These costs primarily include overhead, employee benefit costs, costs allocated from Comcast and GE, expenses related to the Joint Venture Transaction and other corporate initiatives.

The accounting policies of the Company’s business segments are the same as those described in the summary of significant accounting policies included in Note 2 in our annual consolidated financial statements. Effects of transactions between segments are eliminated and consist primarily of the licensing activity between our Cable Networks, Broadcast Television and Filmed Entertainment segments.

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three months ended March 31, 2010
Revenue
Cable Networks	$1,400	$389	$1,145
Broadcast Television	888	464	2,078
Filmed Entertainment	622	353	1,061
Theme Parks	68	27	82
Total segment revenue	2,978	1,233	4,366
Headquarters and Other	11	5	15
Eliminations	(78)	(32)	(103)
Total revenue	$2,911	$1,206	$4,278

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Three months ended March 31, 2010
Segment operating income (loss) before depreciation and amortization
Cable Networks	$599	$143	$543
Broadcast Television	35	(16)	(204)
Filmed Entertainment	(143)	1	4
Theme Parks	33	11	3
Total segment operating income before depreciation and amortization	524	139	346
Headquarters and Other	(96)	(99)	(120)
Eliminations(a)	(36)	(5)	23
Depreciation	(47)	(19)	(56)
Amortization	(140)	(8)	(26)
Total operating income	205	8	167
Equity in income of investees, net	36	25	38
Other (loss), net	(16)	(29)	(12)
Interest income	3	4	12
Interest expense	(67)	(37)	(30)
Income (loss) before income taxes and noncontrolling interests	$161	$(29)	$175

(a)

Includes equity in income (loss) of investees related to our Orlando investments of $12 million, $6 million and $(19) million for the periods ended March 31, 2011 and January 28, 2011 and three months ended March 31, 2010, respectively, which is included within operating income (loss) before depreciation and amortization of our Theme Parks segment.

	Successor	Predecessor
Total Assets(b)
(in millions)	March 31, 2011	December 31, 2010
Cable Networks	$29,737	$17,522
Broadcast Television	6,615	7,330
Filmed Entertainment	3,754	6,162
Theme Parks	2,378	1,081
Total segment assets	42,484	32,095
Headquarters and Other	4,295	10,329
Total assets	$46,779	$42,424

(b)

Total assets of our reportable segments as of March 31, 2011 include a preliminary allocation of goodwill recorded in connection with the Joint Venture Transaction. The preliminary allocation of purchase price to the assets and liabilities acquired of our existing businesses, and the allocation of goodwill to our reportable segments, is not complete and is subject to change.

Note 17: Commitments and Contingencies

Commitments

The table below summarizes the minimum annual commitments related to the Comcast Content Business as of December 31, 2010 (i) under programming rights agreements (ii) for office space and equipment under noncancelable operating leases and (iii) for transponder service agreements under capital leases.

December 31 (in millions)	Programming License Agreements	Operating Leases	Capital Leases
2011	$634	$43	$4
2012	$597	$32	$3
2013	$610	$31	$3
2014	$608	$32	$3
2015	$602	$31	$3
Thereafter	$5,734	$171	$8

Legal Matters

We are involved in various claims and legal actions arising in the ordinary course of business. In our opinion, the ultimate disposition of these matters are not likely, in the aggregate, to have a material effect on our consolidated financial statements.

Guarantees

As discussed in Note 6, in connection with the closing of the Joint Venture Transaction, GE has indemnified us for all liabilities we may incur as a result of any credit support, risk of loss or similar arrangement related to the Station Venture senior secured note, in existence prior to the closing of the Joint Venture Transaction on January 28, 2011. Because the assets of Station LP serve as collateral for Station Venture’s $816 million senior secured note, we have recorded a $350 million liability representing the estimated fair value of the assets of Station LP.

Note 18: Subsequent Events

We have evaluated subsequent events that have occurred through June 14, 2011.

On June 6, 2011, we entered into an agreement to purchase the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. We expect to close this transaction on July 1, 2011. Following the closing, UCDP will become a wholly-owned consolidated subsidiary. For the three months ended March 31, 2011 and the year ended December 31, 2010, UCDP had revenue of $308.8 million and $1.1 billion, respectively. As of March 31, 2011, UCDP had total assets of $2.1 billion and long-term debt of $1.4 billion. We expect to fund this transaction with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a one-year $400 million subordinated note.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Comcast Corporation:

We have audited the accompanying combined balance sheet of Comcast Content Business (a component of Comcast Corporation) (the “Content Business”) as of December 31, 2010, and the related combined statements of income, changes in invested equity, and cash flows for the year then ended. These combined financial statements are the responsibility of Comcast Corporation’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Content Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Content Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Comcast Content Business as of December 31, 2010, and the combined results of their operations and their combined cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Content Business is a component of Comcast Corporation and is not a stand-alone entity. The accompanying combined financial statements reflect the assets, liabilities, revenue, and expenses directly attributable to the Content Business, as well as allocations deemed reasonable by Comcast Corporation management, and do not necessarily reflect the combined financial position, results of operations, changes in invested equity, and cash flows that would have resulted had the Content Business been operated as a standalone entity during the period presented.

/s/    Deloitte & Touche LLP

Philadelphia, Pennsylvania

May 13, 2011

Comcast Content Business

Combined Balance Sheet

December 31 (in millions)	2010
Assets
Current Assets:
Cash and cash equivalents	$42
Accounts receivable, less allowance for doubtful accounts of $9	463
Due from Comcast affiliated companies	100
Programming rights	122
Deferred income taxes	5
Other current assets	26
Total current assets	758
Programming costs and rights	460
Investments	273
Property and equipment, net	169
Goodwill	2,565
Notes receivable from Comcast affiliated companies, net	484
Intangible assets, net	889
Other noncurrent assets	11
Total assets	$5,609
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued liabilities	$415
Notes payable to Comcast affiliated companies, net	32
Due to Comcast affiliated companies	10
Current portion of capital leases	2
Total current liabilities	459
Capital leases, less current portion	15
Deferred income taxes	195
Other noncurrent liabilities	243
Commitments and contingencies (Note 14)
Redeemable noncontrolling interests	139
Equity:
Comcast invested equity	4,510
Noncontrolling interests	48
Total equity	4,558
Total liabilities and equity	$5,609

See notes to combined financial statements.

Comcast Content Business

Combined Statement of Income

Year ended December 31 (in millions)	2010
Revenue
Third-party	$2,125
Comcast affiliated companies	594
2,719
Costs and Expenses:
Operating costs and expenses	(2,015)
Depreciation	(56)
Amortization	(266)
(2,337)
Operating income	382
Other Income (Expense):
Interest expense	(11)
Comcast affiliated companies’ interest income (expense), net	2
Equity in net income (losses) of investees, net	16
Other income (expense), net	(8)
(1)
Income before income taxes	381
Income tax expense	(165)
Net income	216
Net income attributable to noncontrolling interests	(57)
Net income attributable to the Comcast Content Business	$159

See notes to combined financial statements.

Comcast Content Business

Combined Statement of Cash Flows

Year ended December 31 (in millions)	2010
Operating Activities
Net income	$216
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	56
Amortization	266
Amortization of programming costs	396
Share-based compensation	19
Noncash interest expense (income), net	5
Equity in net (income) losses of investees, net	(16)
(Gains) losses on investments and noncash other (income) expense, net	8
Deferred income taxes	(46)
Corporate overhead and shared employee costs allocated by Comcast	26
Income taxes allocated by Comcast	166
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Change in accounts receivable, net	(66)
Change in accounts payable and accrued liabilities	3
Change in other operating assets and liabilities	(289)
Net distributions to Comcast affiliated companies	17
Net cash provided by operating activities	761
Investing Activities
Capital expenditures	(51)
Cash paid for intangible assets	(11)
Distributions received from investees	3
Net cash used in investing activities	(59)
Financing Activities
Payments on capital lease obligations	(2)
Proceeds from borrowings from Comcast affiliated companies	639
Repayments of notes payable to Comcast affiliated companies	(1,309)
Net distributions to noncontrolling interests	(63)
Net cash used in financing activities	(735)
Decrease in cash and cash equivalents	(33)
Cash and cash equivalents, beginning of year	75
Cash and cash equivalents, end of year	$42

See notes to combined financial statements.

Comcast Content Business

Combined Statement of Changes in Invested Equity

(in millions)	Redeemable Noncontrolling Interests	Comcast Invested Equity	Noncontrolling Interests	Total Equity
Balance, January 1, 2010	$145	$4,100	$48	$4,148
Net income (loss)	1	159	56	215
(Distributions to) contributions from noncontrolling interests	(7)	—	(56)	(56)
Corporate overhead and shared employee costs allocated by Comcast	—	26	—	26
Income taxes allocated by Comcast	—	166	—	166
Share-based compensation costs	—	17	—	17
Other transfers, net	—	42	—	42
Balance, December 31, 2010	$139	$4,510	$48	$4,558

See notes to combined financial statements.

Comcast Content Business

Notes to Combined Financial Statements

Note 1: Description of Business and Basis of Presentation

Comcast Corporation (“Comcast”) is a Pennsylvania corporation, incorporated in December 2001. Through Comcast’s predecessors, Comcast has developed, managed and operated cable systems since 1963. Comcast classifies its operations in two reportable segments: Cable and Programming.

Comcast’s Cable segment (“Comcast Cable”) is primarily involved in the management and operation of cable systems in the United States. Comcast’s regional sports networks are also included in the Cable segment.

Comcast’s Programming segment consists primarily of its national programming networks, E!, Golf Channel, VERSUS, G4 and Style.

Comcast’s other business interests include Comcast Interactive Media, Comcast Spectacor and equity method investments in other programming networks and wireless-related companies. Comcast Interactive Media develops and operates Comcast’s Internet businesses including Comcast.net, Fancast, Fandango, Plaxo and DailyCandy. Comcast Spectacor owns two professional sports teams, the Philadelphia 76ers and the Philadelphia Flyers, and a large, multipurpose arena, and manages other facilities for sporting events, concerts and other events.

NBCUniversal Transaction

On January 28, 2011, Comcast closed the transaction with GE to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the NBCUniversal transaction, GE contributed the existing businesses of NBC Universal, which is now a wholly owned subsidiary of NBCUniversal Holdings. The NBCUniversal contributed businesses include its national cable programming networks, the NBC Network and its owned NBC affiliated local television stations, the Telemundo Network and its owned Telemundo affiliated local television stations, Universal Pictures filmed entertainment, the Universal Studios Hollywood theme park and other related assets. Comcast contributed their national cable programming networks, their regional sports and news networks, certain of their Internet businesses, including DailyCandy and Fandango, and other related assets (“Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment of $6.2 billion, which included transaction-related costs.

In connection with the NBCUniversal transaction, NBCUniversal issued $9.1 billion of senior debt securities with maturities ranging from 2014 to 2041 and repaid approximately $1.7 billion of existing debt during 2010. Immediately prior to the closing, NBCUniversal distributed approximately $7.4 billion to GE.

Basis of Presentation

The accompanying combined financial statements represent the combined financial position, results of operations and changes in equity and cash flows of Comcast Content Business. The combined financial statements include the following wholly owned subsidiaries: E!, Golf Channel (and affiliated new media entities), VERSUS, G4, Style, Comcast SportsNet California, Comcast SportsNet Mid-Atlantic, Comcast SportsNet New England, Comcast SportsNet Northwest, Comcast SportsNet Philadelphia, Comcast Sports Southwest, The Comcast Network (Philadelphia and Mid-Atlantic), New England Cable News, International Media Distribution, Fandango, DailyCandy and other related assets. The combined financial statements also include the following controlled subsidiaries in which Comcast Content Business has ownership interests ranging from 30% to 81%: Comcast SportsNet Bay Area, Comcast SportsNet Chicago, MountainWest Sports Network, Cable Sports Southeast, ExerciseTV and other related assets.

Throughout these combined financial statements, we refer to Comcast Corporation as “Comcast” and the Comcast Content Business as “we,” “us” and “our.” Comcast affiliated companies are those other subsidiaries consolidated by Comcast exclusive of the Comcast Content Business.

Note 2: Summary of Significant Accounting Policies

Accounting Principles and Combined Financial Statements

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Comcast Content Business is a component of Comcast and is not a separate stand-alone entity. The combined financial statements of the Comcast Content Business reflect the assets, liabilities, revenue and expenses directly attributable to the Comcast Content Business, as well as certain allocations to present the combined financial position, results of operations, changes in equity and cash flows of the Comcast Content Business on a stand-alone basis. The allocation methodologies employed by Comcast management have been described within the notes to the combined financial statements where appropriate, and management considers the allocations to be reasonable (see Note 15 for further details regarding related party transactions). The combined financial information included herein may not necessarily reflect the combined financial position, results of operations, or changes in equity and cash flows of the Comcast Content Business in the future or what they would have been had the Comcast Content Business been a separate, stand-alone entity. All significant intercompany accounts and transactions among the combined entities have been eliminated. Transactions between the Comcast Content Business and the NBCUniversal businesses, and transactions between the Comcast Content Business and GE have not been treated as related party transactions in these combined financial statements.

Our Use of Estimates

The preparation of these combined financial statements requires estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used when accounting for various items, such as allowances for doubtful accounts, audience deficiency units, asset impairments, programming related liabilities, pension and other postretirement benefits, depreciation and amortization, income taxes, investments, legal contingencies, nonmonetary transactions, revenue recognition and other contingent liabilities.

Cash Equivalents

The carrying amounts of our cash equivalents approximate their fair value. We consider all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Programming Costs and Rights

Original Programming Costs

We defer original programming costs that have an estimated life exceeding one year and generally amortize these original programming costs to coincide with the anticipated revenue stream. Original programming costs are stated at the lower of cost less accumulated amortization or estimated net realizable value. Amortization of original programming costs is included in operating costs and expenses.

Programming Rights

We defer the costs of acquired programming, including rights to televise programming on our networks. Rights under the agreements are generally limited to a contract period or a specific number of showings. The deferred programming rights are generally amortized on a straight-line basis over the term of the agreement or number of showings.

Certain of our businesses obtain rights from various sports franchises to televise games. In certain cases, upfront consideration is provided along with defined payments over the term of the agreement. Exhibition rights under the agreements are limited to a contract period. Amortization of this consideration is generally recorded on a per game basis over the term of the agreement.

Programming rights are presented on the balance sheet as both current (the amount expected to become payable or amortize within 12 months of the balance sheet date) and noncurrent assets. The amortization of programming rights is included in operating costs and expenses. See Note 4 for further details regarding programming costs and rights.

Investments

We use the equity method to account for investments in which we have the ability to exercise significant influence over the investee’s operating and financial policies. Equity method investments are recorded at cost and are adjusted to recognize (i) our proportionate share of the investee’s net income or losses after the date of investment, (ii) amortization of basis differences, (iii) additional contributions made and dividends received and (iv) impairments resulting from other-than-temporary declines in fair value. We generally record our share of the investee’s net income or loss one quarter in arrears due to the timing of our receipt of such information. Gains or losses on the sale of equity method investments are recorded to other income (expense), net.

Investments in privately held companies are stated at cost. We review our investment portfolio each reporting period to determine whether there are identified events or circumstances that would indicate there is a decline in the fair value that is considered to be other than temporary. If there are no identified events or circumstances that would have a significant adverse effect on the fair value of the investment, then the fair value is not estimated. If an investment is deemed to have experienced an other-than-temporary decline below its cost basis, we reduce the carrying amount of the investment to its quoted or estimated fair value, as applicable, and establish a new cost basis for the investment. For our cost method investments, we record the impairment to investment income (loss), net. For our equity method investments, we record any impairment to other income (expense), net. See Note 5 for further details regarding investments.

If a combined entity or equity method investee issues additional securities that change our proportionate share of the entity, we would recognize the change, if any, as a gain or loss in our combined statement of income.

Property and Equipment

Property and equipment are stated at cost. We capitalize improvements that extend asset lives and expense repairs and maintenance costs as incurred. For assets that are sold or retired, we remove the applicable cost and accumulated depreciation and, unless the gain or loss on disposition is presented separately, we recognize it as a component of depreciation expense. We record depreciation using the straight-line method over the asset’s estimated useful life.

We evaluate the recoverability of our property and equipment whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. The evaluation is based on the cash flows generated by the underlying assets and profitability information, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows were less than the carrying amount of the asset, we would recognize an impairment charge for the difference between the estimated fair value and the carrying value of the asset. We have not recorded any significant impairments of our property and equipment. See Note 6 for further details regarding property and equipment.

Goodwill

We assess the recoverability of our goodwill annually or more frequently whenever events or substantive changes in circumstances indicate that the asset might be impaired. We generally perform the assessment of our goodwill at the reporting unit level. The assessment of recoverability considers if the carrying amount of a reporting unit exceeds its fair value, in which case an impairment charge is recorded to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. See Note 7 for further details regarding goodwill.

Intangible Assets

We amortize the cost of intangible assets over the estimated useful lives, unless such lives are deemed indefinite. Finite-lived intangible assets are amortized on a straight-line basis over periods ranging from 2 years to 25 years. Intangible assets consist primarily of customer relationships acquired in business combinations and distribution rights.

Distribution Rights

We generally enter into multiyear license agreements with various multichannel video providers for distribution of our networks’ programming (“distribution rights”). We capitalize amounts paid to secure or extend these distribution rights and include them within intangible assets. We amortize these distribution rights on a straight-line basis over the term of the related license agreements. We classify the amortization of these distribution rights as a reduction to revenue unless we receive, or will receive, an identifiable benefit from the distributor separate from the fee paid for the distribution right, in which case we recognize the fair value of the identified benefit as an operating expense in the period in which it is received.

Software

We capitalize direct development costs associated with internal-use software, including external direct costs of material and services and payroll costs for employees devoting time to these software projects. We also capitalize costs associated with the purchase of software licenses. We include these costs within other intangible assets and amortize them on a straight-line basis over a period not to exceed 5 years, beginning when the asset is substantially ready for use. We expense maintenance and training costs, as well as costs incurred during the preliminary stage of a project, as they are incurred. We capitalize initial operating system software costs and amortize them over the life of the associated hardware.

We periodically evaluate the recoverability and estimated lives of our intangible assets subject to amortization whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. The evaluation is based on the cash flows generated by the underlying assets and profitability information, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, we would recognize an impairment for the difference between the estimated fair value and the carrying value of the asset. We have not recorded any significant impairments of our intangible assets. See Note 8 for further details regarding intangible assets.

Fair Value Measurements

The accounting guidance defines fair value and establishes a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are as follows:

•

Level 1: consists of assets or liabilities whose value is based on unadjusted quoted prices in an active market; an active market is one in which transactions for assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis

•

Level 2: consists of assets or liabilities that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly; Level 2 inputs include (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) pricing models whose inputs are observable for substantially the full term of the assets or liabilities and (iv) pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the assets or liabilities

•

Level 3: consists of assets or liabilities whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation

We do not have any material assets or liabilities measured at fair value on a recurring basis. See Note 5 and Note 7 for discussion of nonrecurring fair value measurements during 2010.

Revenue Recognition

We generate revenue primarily from monthly per subscriber license fees paid by multichannel video providers for the distribution of our networks’ programming, the sale of advertising and the licensing of our networks’ programming internationally. We recognize revenue from distributors as programming is provided, generally under multiyear distribution agreements. From time to time these agreements expire while programming continues to be provided to the operator based on interim arrangements while the parties negotiate new contract terms. Revenue recognition is generally limited to current payments being made by the operator, typically under the prior contract terms, until a new contract is negotiated, sometimes with effective dates that affect prior periods. Differences between actual amounts determined upon resolution of negotiations and amounts recorded during these interim arrangements are recorded in the period of resolution.

Advertising revenue, net of applicable agency commission, is recognized in the period in which commercials or programs are televised. In some instances, we guarantee viewer ratings either for the programming or for the commercials. Revenue is deferred to the extent of an estimated shortfall in the ratings. Such shortfalls are primarily settled by providing additional advertising time, at which point the revenue is recognized. Revenue for our Internet businesses is recognized when the impressions are served. Revenue from other sources is recognized when services are provided or events occur.

Share-Based Compensation

Our share-based compensation consists of awards of Comcast stock options, Comcast restricted share units (“RSUs”) and the discounted sale of Comcast common stock to employees through Comcast’s employee stock purchase plan. Costs are based on an award’s estimated fair value at the date of grant and are recognized over the period in which any related services are provided. See Note 12 for further details regarding share-based compensation.

Advertising Costs

Advertising costs, including barter transactions, are expensed as incurred and are included in operating costs and expenses. Advertising expense was $164 million for the year ended December 31, 2010.

Income Taxes

Taxable income and/or loss we generated has been included in the consolidated federal income tax returns of Comcast and certain of its state income tax returns. Comcast has allocated income taxes to us in the accompanying combined financial statements as if we were a separate corporation that filed separate income tax returns. We believe the assumptions underlying the allocation of income taxes on a separate return basis are reasonable. However, the amounts allocated for income taxes in the accompanying combined financial statements are not necessarily indicative of the actual amount of income taxes that would have been recorded had we been a separate, stand-alone entity.

Income taxes have been estimated using the liability method. Deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and the expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the combined financial statements in the period of enactment.

In accordance with the accounting guidance for uncertainty in income taxes, we evaluate tax positions using a two-step process, whereby (i) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) for those tax positions that meet the more likely-than-not recognition threshold, we recognize the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority. We classify interest and penalties associated with income tax positions in income tax expense. See Note 13 for further details regarding income taxes.

Commitments and Contingencies

We are subject to various claims and contingencies as well as commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments when losses are probable and can be reasonably estimated. See Note 14 for further details regarding commitments and contingencies.

Subsequent Events

We have evaluated events or transactions that occurred after the balance sheet date through May 13, 2011 to determine if financial statement recognition or additional disclosure is required.

Note 3: Recent Accounting Guidance

Consolidation of Variable Interest Entities

The FASB updated the accounting guidance related to the consolidation of variable interest entities (“VIEs”). The updated guidance (i) requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE,

(ii) changes the quantitative approach previously required for determining the primary beneficiary of a VIE and replaces it with a qualitative approach and (iii) requires additional disclosure about an enterprise’s involvement in VIEs. We adopted the updated guidance on January 1, 2010 and it did not impact our combined financial statements.

Note 4: Programming Costs and Rights

December 31 (in millions)	2010
Original programming costs	$137
Programming rights	445
Total programming costs and rights	582
Less: Current portion of programming rights	122
Noncurrent programming costs and rights	$460

Based on current estimates, we expect to amortize approximately 62% of our net original programming costs in 2011 and amortize approximately 36% of our net original programming costs over the 2 year period ending December 31, 2014. See Note 14 for our minimum annual commitments relating to programming rights.

Note 5: Investments

December 31 (in millions)	2010
Equity Method:
Houston Regional Sports Network, L.P.	$169
TV One, LLC	51
Children’s Network, LLC	35
Other	17
Cost Method	1
Total investments	$273

In 2010, purchases of investments consisted primarily of the purchase of a 22.5% interest in the Houston Regional Sports Network accounted for using the equity method.

We hold an approximate 34% interest in TV One, LLC, the limited liability company that owns and operates TV One. TV One produces and distributes 24-hour television programming targeting African American adults, featuring popular sitcoms, movies and original programming. We hold an approximate 40% interest in Children’s Network, LLC, the limited liability company that owns and operates PBS KIDS Sprout (“Sprout”). Sprout produces and distributes 24-hour television programming targeting preschool children, aged two to five years, and their families.

In 2010, as a result of certain negative factors, we evaluated our note receivable investment in Retirement Living TV, LLC to determine if an other-than-temporary decline in fair value below our cost basis had occurred. As a result of this evaluation, we recognized an impairment to other income (expense), net of approximately $8 million to adjust the cost basis of our investment to its estimated fair value as of December 31, 2010. Our fair value estimate was based on unobservable inputs, which are classified as Level 3 inputs in the fair value hierarchy.

Note 6: Property and Equipment

December 31 (in millions)	Original Useful Life Assigned	2010
Equipment and vehicles	3-7 years	$297
Leasehold improvements	10-15 years	83
Furniture and fixtures	5-10 years	21
Other	5 years	2
Construction in progress	—	5
Property and equipment, at cost		408
Less: Accumulated depreciation		239
Property and equipment, net		$169

In 2010, we performed an evaluation of our asset base, resulting in the removal of fully depreciated assets no longer in service.

Note 7: Goodwill

(in millions)	Total
Balance, December 31, 2009	$2,628
Acquisitions	13
Impairments	(76)
Balance, December 31, 2010	$2,565

Acquisitions in 2010 were related to the acquisitions of Internet-based golf course tee time reservation businesses.

In 2010, goodwill with a carrying amount of $351 million was written down to $275 million, resulting in an impairment charge of $76 million. The implied fair value of goodwill was determined using Level 3 measures.

Note 8: Intangible Assets

		2010
December 31 (in millions)	Original Useful Lives	Gross Carrying Amount	Accumulated Amortization
Indefinite-lived intangible assets:
Trademarks and tradenames		$53	$—
Finite-lived intangible assets:
Customer-related	2-21 years	1,655	(1,070)
Distribution rights	5-10 years	410	(375)
Beneficial contracts	3-25 years	170	(85)
Trademarks and tradenames	10 years	48	(15)
Software and technology	3-5 years	57	(38)
Other	3-17 years	158	(79)
Intangible assets		$2,551	$(1,662)

The amortization of distribution rights is not recognized as amortization expense, but as a reduction to revenue. The amount recorded as a reduction to revenue for the year ended 2010 was approximately $46 million. The estimated expense for each of the next 5 years is presented in the table below.

(in millions)	Amortization Expense	Reduction to Revenue
2011	$150	$17
2012	$115	$14
2013	$89	$4
2014	$81	$—
2015	$74	$—

Note 9: Other Combined Balance Sheet Details

Accounts Payable and Accrued Liabilities

December 31 (in millions)	2010
Accounts payable and accrued expenses related to trade creditors	$77
Accrued employee-related liabilities	87
Programming obligations	64
Income taxes payable	77
Accrued production and event costs	19
Accrued advertising-related costs	27
Deferred revenue	8
Other	56
Accounts payable and accrued liabilities	$415

Other Noncurrent Liabilities

December 31 (in millions)	2010
Programming obligations	$74
Deferred compensation	79
Income taxes	47
Other	43
Other noncurrent liabilities	$243

Note 10: Noncontrolling Interests

Certain of our businesses that we combine are not wholly owned. Some of the agreements with the minority partners of these businesses contain terms whereby interests held by the minority partners are redeemable either (i) at the option of the holder or (ii) upon the occurrence of an event that is not solely within our control. If interests were to be redeemed under these agreements, we would generally be required to purchase the interest at fair value on the date of redemption. These interests are presented on the balance sheet outside of equity under the caption “Redeemable noncontrolling interests.” Noncontrolling interests that do not contain such redemption features are presented in equity.

Note 11: Employee Benefit Plans

Postretirement Benefit Plans

Substantially all of our employees who meet certain age and service requirements participate in the Comcast Postretirement Healthcare Stipend Program (the “stipend plan”). The stipend plan provides an annual stipend for reimbursement of healthcare costs to each eligible employee based on years of service. Under the stipend plan, Comcast is not exposed to the increasing costs of healthcare because the benefits are fixed at a predetermined amount. Costs associated with these plans are allocated to us based on the costs associated with our participating employees as a percentage of the total costs for all plan participants. For the year ended December 31, 2010 allocated costs were approximately $1 million.

Deferred Compensation Plans

Certain members of our management (each a “participant”) participate in Comcast’s unfunded, nonqualified deferred compensation plans. The amount of compensation deferred by each participant is based on participant elections. Participant accounts are credited with income primarily based on a fixed annual rate. Participants are eligible to receive distributions of the amounts credited to their account based on elected deferral periods that are consistent with the plans and applicable tax law. Information associated with our plan participants is presented in the table below.

(in millions)	2010
Deferred compensation benefit obligation as of December 31	$75
Interest expense for the year ended December 31	$7

Retirement Investment Plans

Certain of our employees are eligible to contribute a portion of their compensation through payroll deductions, in accordance with specified guidelines, to a retirement-investment plan sponsored by Comcast. Comcast matches a percentage of the eligible employees’ contributions up to certain limits. Costs associated with the plan are allocated to us based on the costs associated with our participating employees. Expenses recorded in our combined statement of operations related to these plans amounted to approximately $9 million for the year ended December 31, 2010.

Note 12: Share-Based Compensation

Comcast Share-Based Compensation Plans

Certain of our employees participate in Comcast’s long-term incentive share-based compensation program which includes the awarding of stock options and RSUs. Awards are granted under various plans as further described below. Additionally, through an employee stock purchase plan, employees are able to purchase shares of Comcast Class A common stock at a discount through payroll deductions. Share-based compensation expense associated with our participating employees is presented in the table below.

Recognized Share-Based Compensation Expense

Year ended December 31 (in millions)	2010
Stock options	$8
Restricted share units	7
Employee stock purchase plan	1
Total	$16

The tax benefit recognized for share-based compensation expense for the year ended December 31, 2010 was approximately $6 million.

As of December 31, 2010, we had unrecognized pretax compensation expense of approximately $23 million and approximately $21 million related to nonvested stock options and nonvested RSUs, respectively, that will be recognized over a weighted-average period of approximately 2 years.

Comcast Option Plans

Comcast maintains stock option plans under which certain of our employees may be granted fixed-price stock options for which the option price is generally not less than the fair value of a share of the underlying stock at the date of grant. Option terms are generally 10 years, with options generally becoming exercisable between 2 years and 9.5 years from the date of grant. Stock option activity associated with our participating employees is presented in the table below.

Stock Option Activity

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Comcast Class A Common Stock
Outstanding as of January 1, 2010	7,731	$18.51
Granted	2,544	$18.31
Exercised	(140)	$18.46
Forfeited	(1)	$18.66
Expired	(277)	$30.27
Outstanding as of December 31, 2010	9,857	$18.51	7.1 years	$37,593
Exercisable as of December 31, 2010	3,084	$20.70	5.0 years	$6,014
Comcast Class A Special Common Stock
Outstanding as of January 1, 2010	345	$24.68
Exercised	(7)	$14.08
Expired	(124)	$26.34
Outstanding as of December 31, 2010	214	$24.28	0.8 years	$15
Exercisable as of December 31, 2010	214	$24.28	0.8 years	$15

Comcast uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant. The Black-Scholes option pricing model uses the assumptions summarized in the table below. Dividend yield is based on the yield at the date of grant. Expected volatility is based on a blend of implied and historical volatility of Comcast’s Class A common stock. The risk-free rate is based on the U.S. Treasury yield curve in effect at the date of grant. Historical data on the exercise of stock options and other factors expected to impact holders’ behavior is used to estimate the expected term of the options granted. The table below summarizes, for our participating employees, the weighted-average fair values at the date of grant of a Comcast Class A common stock option granted under Comcast’s stock option plans and the related weighted-average valuation assumptions.

Stock Option Fair Value and Significant Assumptions

2010
Fair value	$5.11
Dividend yield	2.1%
Expected volatility	28.0%
Risk-free interest rate	3.4%
Expected option life	7 years

Restricted Stock Plan

Comcast maintains a restricted stock plan under which certain of our employees may be granted RSU awards in units of Comcast Class A or Comcast Class A Special common stock. RSUs, which are valued based on the closing price on the date of grant and discounted for the lack of dividends, if any, during the vesting period, entitle certain of our employees to receive, at the time of vesting, one share of common stock for each RSU. The awards vest annually, generally over a period not to exceed 5 years, and do not have voting or dividend rights. Restricted stock plan activity associated with our participating employees is presented in table below.

Restricted Stock Plan Activity

	Nonvested Restricted Share Unit Awards (in thousands)	Weighted-Average Grant Date Fair Value
Comcast Class A Common Stock
Nonvested awards as of January 1, 2010	1,816	$17.03
Granted	805	$16.74
Vested	(351)	$18.17
Forfeited	(51)	$15.67
Nonvested awards as of December 31, 2010	2,219	$16.83

Employee Stock Purchase Plan

Our employees are eligible to participate in Comcast’s employee stock purchase plan, which offers our employees the opportunity to purchase shares of Comcast Class A common stock at a 15% discount. We recognize the fair value of the discount associated with shares purchased under the plan as share-based compensation. The employee cost associated with participation in the plan for the year ended December 31, 2010 was approximately $3 million and was satisfied with payroll deductions.

Note 13: Income Taxes

Components of Income Tax Expense

Year ended December 31 (in millions)	2010
Current expense:
Federal	$166
State	45
211
Deferred benefit:
Federal	(38)
State	(8)
(46)
Income tax expense	$165

Our income tax expense differs from the federal statutory amount because of the effect of the items detailed in the table below.

Year ended December 31 (in millions)	2010
Federal tax at statutory rate	$133
State income taxes, net of federal benefit	20
Nontaxable income from joint ventures and equity in net income (losses) of investees, net	(21)
Adjustments to uncertain tax positions and accrued interest, net	5
Impairment charge to goodwill	26
Other	2
Income tax expense	$165

Components of Net Deferred Tax Liability

December 31 (in millions)	2010
Deferred tax assets:
Net operating loss carryforwards	$2
Nondeductible accruals and other	50
52
Deferred tax liabilities:
Differences between book and tax basis of property and equipment and intangible assets	242
Net deferred tax liability	$190

Uncertain Tax Positions

Our estimated liability for uncertain tax positions as of December 31, 2010 was approximately $33 million, excluding the federal benefits on state tax positions that have been recorded in deferred income taxes and accrued interest and penalties of approximately $13 million associated with our uncertain tax positions. Any tax benefit for the recognition of our uncertain tax positions would impact our effective tax rate.

Reconciliation of Unrecognized Tax Benefits

(in millions)
Balance as of January 1, 2010	$30
Additions based on tax positions related to the current year	3
Balance as of December 31, 2010	$33

The Internal Revenue Service (“IRS”) and various states will commence examining Comcast’s 2009 tax returns in 2011. During 2010, the IRS completed its examination of Comcast’s income tax returns for 2007 and 2008. The IRS completed its examination of Comcast’s income tax returns for the years 2000 through 2006. The IRS has not proposed any material adjustments that relate to the Comcast Content Business. Tax years of Comcast’s state tax returns currently under examination vary by state. The majority of the periods under examination relate to tax years 2000 and forward, with a select few dating back to 1993.

Note 14: Commitments and Contingencies

Commitments

The table below summarizes our minimum annual commitments (i) under programming rights agreements (ii) for office space and equipment under noncancelable operating leases and (iii) for transponder service agreements under capital leases.

December 31 (in millions)	Programming License Agreements	Operating Leases	Capital Leases
2011	$634	$43	$4
2012	$597	$32	$3
2013	$610	$31	$3
2014	$608	$32	$3
2015	$602	$31	$3
Thereafter	$5,734	$171	$8

Rental Expense and Programming Expense Charged to Income

Year ended December 31 (in millions)	2010
Rental expense	$48
Programming expense	$731

Contingencies

We are subject to legal proceedings and claims that arise in the ordinary course of our business. We cannot predict the outcome of any of the actions, including a range of possible loss, or how the final resolution of any such actions would impact our results of operations or cash flows for any one period or our combined financial position. Nevertheless, the final disposition of any of the above actions is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations or cash flows for any one period.

Note 15: Related Party Transactions

December 31 (in millions)	2010
Revenue:
Distribution	$590
Advertising	4
Total revenue from Comcast affiliated companies	594
Operating costs and expenses:
Advertising and marketing support	$33
Programming costs and rights	48
Corporate overhead and shared employee costs allocated by Comcast	26
Share-based compensation	19
Other	12
Total costs and expenses from Comcast affiliated companies	$138

Revenue

Distribution

Certain of our programming content is distributed by Comcast affiliated companies.

Advertising, Marketing Support and Other

Certain of our businesses earn revenue from the sale of barter or trade advertising and marketing support to Comcast affiliated companies.

Operating Costs and Expenses

Advertising and Marketing Support

From time to time we purchase advertising and marketing support from Comcast Cable.

Programming Costs and Rights

We have entered into agreements with Comcast affiliated companies for programming.

Corporate Overhead and Shared Employee Costs Allocated by Comcast

Comcast also provides certain management and administrative services to us. These expenses are allocated to us based on a percentage of Comcast’s corporate expenses. Comcast’s corporate expenses primarily consist of the facilities, executive, administrative, human resources, legal, corporate development, internal audit, accounting and other departments. For each department, the primary expenses are personnel compensation, benefits and professional fees. The allocation percentages are based on utilization, including head count, level of effort and occupancy space. Where determinations based on utilization were impractical, Comcast used other measures, such as our revenue as a percentage of total Comcast revenue to determine the allocation percentages.

Share-Based Compensation

See Note 12 for further details.

Other

Other consists primarily of (i) content transmission and distribution services, (ii) allocations of business-related insurance premiums, (iii) employee benefit costs and (iv) rent allocations.

Notes Receivable from and Payable to Comcast Affiliated Companies

We participate in a cash pooling arrangement whereby certain of our entities’ cash is swept into a centralized Comcast bank account. The net proceeds or borrowings under this arrangement are converted into notes payable or receivable on a periodic basis. As cash pooling arrangements are modified, notes receivable are offset against notes payable. These notes also arise as a result of borrowings or proceeds resulting from acquisitions or dispositions. Per individual note agreements, the interest income and expense is either compounded quarterly, and thereby automatically increases the value of the notes, is paid quarterly, or accrues until maturity. All cash payments related to the notes are considered financing activities in our combined statement of cash flows. Interest on the notes is calculated based on the three month London Interbank Offered Rate (“LIBOR”) plus 2%. The interest rates ranged from 2.29% to 2.53% during 2010.

Notes Receivable from and Payable to Comcast Affiliated Companies

December 31 (in millions)	2010
Notes receivable from Comcast affiliated companies due on demand	$22
Notes payable to Comcast affiliated companies due on demand	(54)
Notes payable to Comcast affiliated companies, net (current portion)	$(32)

Notes receivable from Comcast affiliated companies, maturing in 2018 and 2019	1,490
Notes payable from Comcast affiliated companies, maturing in 2018	(1,006)
Notes receivable from Comcast affiliated companies, net (noncurrent portion)	$484

Comcast Affiliated Companies Interest Income (Expense), Net

Year ended December 31 (in millions)	2010
Interest income	$27
Interest expense	(25)
Comcast affiliated companies interest income (expense), net	$2

The significant components of the net cash contributions from (distributions to) Comcast related to operating activities were as follows:

Components of Net Distributions to Comcast Affiliated Companies

Year ended December 31 (in millions)	2010
Accounts payable and other payments	$334
Employee-related costs	83
Programming-related costs	23
Reimbursements to Comcast	(423)
Net distributions to Comcast affiliated companies	$17

Letters of Credit

Comcast historically has provided letters of credit and guarantees with respect to some of the Comcast Content Business obligations to lenders and other third parties. As of December 31, 2010, there were $0.5 million of letters of credit outstanding.

Note 16: Statement of Cash Flows — Supplemental Information

Cash Payments for Interest and Income Taxes

Year ended December 31 (in millions)	2010
Interest	$4
Income taxes	$12

Noncash Financing and Investing Activities

During 2010, Comcast provided approximately $14 million to fund our acquisitions and $175 million to fund our investment purchases, which are considered noncash financing and investing activities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Comcast maintains standard policies of insurance on behalf of us and NBCUniversal Holdings under which coverage is provided to our respective officers and NBCUniversal Holdings’ directors against loss arising from claims made by reason of a breach of duty or other wrongful act.

The Registration Rights Agreements filed as Exhibits 1.1 and 1.2 to this Registration Statement provide for indemnification of directors and officers of NBCUniversal Media, LLC by the initial purchasers against certain liabilities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)    EXHIBITS

Exhibit No.	Document
1.1

Registration Rights Agreement dated April 30, 2010 between NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the Initial Purchasers listed in Schedule I to the Purchase Agreement dated April 27, 2010.

1.2

Registration Rights Agreement dated October 4, 2010 between NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the Initial Purchasers listed in Schedule I to the Purchase Agreement dated September 27, 2010.

3.1	Certificate of Formation of NBCUniversal Media, LLC.

3.2	Limited Liability Company Agreement of NBCUniversal Media, LLC.

4	Indenture, dated as of April 30, 2010 between NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and The Bank of New York Mellon, as Trustee.

4.1	Form of 2.100% Senior Notes due 2014.

4.2	Form of 3.650% Senior Notes due 2015.

4.3	Form of 2.875% Senior Notes due 2016.

4.4	Form of 5.150% Senior Notes due 2020.

4.5	Form of 4.375% Senior Notes due 2021.

4.6	Form of 6.400% Senior Notes due 2040.

4.7	Form of 5.950% Senior Notes due 2041.

5.1	Opinion of Davis Polk & Wardwell LLP with respect to the New Notes.

10.1

Master Agreement, dated as of December 3, 2009, among General Electric Company, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC), Comcast Corporation and Navy, LLC (n/k/a NBCUniversal, LLC) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Comcast Corporation filed on December 4, 2009).

Exhibit No.	Document
10.2

Amendment No. 1, dated as of January 28, 2011, to Master Agreement among General Electric Company, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC), Comcast Corporation and Navy, LLC (n/k/a NBCUniversal, LLC) (incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2010).

10.3

Amended and Restated Limited Liability Company Agreement of Navy, LLC (n/k/a NBCUniversal, LLC), dated as of January 28, 2011 (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2010).

10.4	Transition Services Agreement, dated as of January 28, 2011, between General Electric Company and Navy, LLC (n/k/a NBCUniversal, LLC).

10.5	Comcast Services Agreement, dated as of January 28, 2011, between Comcast Corporation and Navy, LLC (n/k/a NBCUniversal, LLC).

10.6	GE Intellectual Property Cross License Agreement, dated as of January 28, 2011, between General Electric Company and Navy, LLC (n/k/a NBCUniversal, LLC).

10.7	Comcast Intellectual Property Cross License Agreement, dated as of January 28, 2011, between Comcast Corporation and Navy, LLC (n/k/a NBCUniversal, LLC).

10.8	Tax Matters Agreement, dated as of December 3, 2009, among General Electric Company, Comcast Corporation, Navy, LLC (n/k/a NBCUniversal, LLC) and Navy Holdings, Inc.

10.9

Amendment No. 1 to Tax Matters Agreement, dated as of January 28, 2011, between General Electric Company, Comcast Corporation, NBC Universal Media, LLC, Comcast Navy Contribution, LLC, Comcast Navy Acquisition, LLC, Navy, LLC (n/k/a NBCUniversal, LLC) and Navy Holdings, Inc.

10.10

Three-Year Credit Agreement, among NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC), the financial institutions party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Issuing Lender, Goldman Sachs Credit Partners L.P. and Morgan Stanley Senior Funding, Inc., as Co-Syndication Agents, and Bank of America, N.A. and Citigroup Global Markets Inc., as Co-Documentation Agents, dated as of March 19, 2010 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of General Electric Company filed on March 25, 2010).

10.11†

NBCUniversal Division Receivables Purchase Agreement, among each seller from time to time party thereto, NBCUniversal Media, LLC, as Seller Agent, and General Electric Capital Corporation, as the Purchaser, dated February 1, 2011.

10.12	Performance Undertaking by NBCUniversal Media, LLC, as Guarantor, in favor of General Electric Capital Corporation, dated February 1, 2011.

10.13†	Sub-Servicing Agreement between General Electric Capital Corporation, as Servicer, and NBCUniversal Media, LLC, as Sub-Servicer, dated as of February 4, 2011.

10.14†	NBCU Receivables Sale and Contribution Agreement between NBCUniversal Media, LLC, as Seller, and NBCUniversal Funding LLC, as Buyer, dated as of February 4, 2011.

10.15†	NBCU Transfer Agreement between NBCUniversal Funding, LLC and Working Capital Solutions NBCU Funding LLC, dated as of February 4, 2011.

10.16	Second Amended and Restated NBC Lease Agreement (30 Rockefeller Plaza) dated January 27, 2011 between NBC Trust No. 1996A and NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC).

Exhibit No.	Document
10.17

Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd. dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on January 20, 2010).

10.18

First Amendment dated May 25, 2007 to the Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd. dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on January 20, 2010)

10.19

Second Amendment dated November 7, 2007 to the Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd. dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on January 20, 2010)

10.20

Third Amendment dated October 18, 2009 to the Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd. dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on January 20, 2010).

10.21

Consultant Agreement, dated as of January 20, 1987, between Steven Spielberg and Universal City Florida Partners (incorporated by reference to Exhibit 22.1 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on November 19, 2003).

10.22

Amendment to the Consultant Agreement, dated as of October 18, 2009, between Steven Spielberg, Diamond Lane Productions, Inc. and Universal City Development Partners, Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on October 20, 2009).

10.23*	Employment Agreement, dated as of February 7, 2007, between Jeffrey A. Zucker, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and General Electric Corporation.

10.24*	Letter Agreement Amendment, dated August 8, 2008, between Jeffrey A. Zucker, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and General Electric Corporation.

10.25*	Letter Agreement Amendment, dated November 16, 2009, between Jeffrey A. Zucker, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and General Electric Corporation.

10.26*	Letter Agreement, dated September 9, 2010, between Lynn Calpeter and General Electric Corporation.

10.27*

Employment Agreement between Comcast Corporation and Michael J. Angelakis, dated as of December 16, 2009 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Comcast Corporation filed on December 22, 2009).

10.28*

Employment Agreement between Comcast Corporation and Stephen B. Burke, dated as of December 16, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Comcast Corporation filed on December 22, 2009).

Exhibit No.	Document
10.29*

Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of June 1, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Comcast Corporation filed on August 5, 2009).

10.30*

Amendment to Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of February 13, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Comcast Corporation filed on February 13, 2009).

10.31*

Amendment No. 2 to Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of December 31, 2009 (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2009).

10.32*

Amendment No. 3 to Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of June 30, 2010 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended June 30, 2010).

10.33*

Amendment No. 4 to Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of December 31, 2010 (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2010).

10.34*	Notice of Rights Waiver from Brian L. Roberts dated February 13, 2009 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Comcast Corporation filed on February 13, 2009).

10.35*	Notice of Termination from Brian L. Roberts dated February 13, 2009 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Comcast Corporation filed on February 13, 2009).

10.36*

Comcast Corporation 2002 Stock Option Plan, as amended and restated effective December 9, 2008 (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2008).

10.37*

Comcast Corporation 2003 Stock Option Plan, as amended and restated effective February 22, 2011 (incorporated by reference to Appendix C to Comcast Corporation’s Definitive Proxy Statement on Schedule 14A filed on April 1, 2011).

10.38*

Comcast Corporation 2002 Deferred Compensation Plan, as amended and restated effective February 10, 2009 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2009).

10.39*

Comcast Corporation 2005 Deferred Compensation Plan, as amended and restated effective February 22, 2011 (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2011).

10.40*

Comcast Corporation 2002 Restricted Stock Plan, as amended and restated effective February 22, 2011 (incorporated by reference to Appendix B to Comcast Corporation’s Definitive Proxy Statement on Schedule 14A filed on April 1, 2011).

10.41*

1992 Executive Split Dollar Insurance Plan (incorporated by reference to Exhibit 10.12 to the Comcast Holdings Corporation Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 1992).

10.42*

Comcast Corporation 2006 Cash Bonus Plan, as amended and restated effective February 22, 2011 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2011).

Exhibit No.	Document
10.43*

Comcast Corporation Retirement-Investment Plan, as amended and restated effective January 1, 2010 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2010).

10.44*

Comcast Corporation 2002 Employee Stock Purchase Plan, as amended and restated effective January 1, 2011 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2010).

10.45*

Form of Non-Qualified Stock Option under the Comcast Corporation 2003 Stock Option Plan (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2008).

10.46*

Form of Restricted Stock Unit Award under the Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2008).

10.47*

Form of Restricted Stock Unit Award under the Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of Comcast Corporation filed on December 22, 2009).

10.48*

Form of Long-Term Incentive Awards Summary Schedule under the Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K of Comcast Corporation filed on December 22, 2009).

10.49*

Form of Restricted Stock Unit Award under the Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2010).

10.50*

Form of Restricted Stock Unit Award under Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2011).

10.51‡	Form of one-year $400 million subordinated note to be issued to Comcast in connection with the UCDP transaction.

12.1	Computation of Ratio of Earnings to Fixed Charges.

16	Letter of KPMG LLP dated May 13, 2011.

21	Subsidiaries of NBCUniversal Media, LLC.

23.1‡	Consent of KPMG LLP, independent auditors.

23.2‡	Consent of Deloitte and Touche LLP, independent auditors.

23.4	Consent of Davis Polk & Wardwell LLP (contained in their opinion filed as Exhibit 5.1).

24	Power of Attorney.

25	Statement of Eligibility of The Bank of New York Mellon, as Trustee, on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Clients.

99.4	Form of Letter to Nominees.

99.5	Form of Instructions to Registered Holder or Book-Entry Transfer Participant from Owner.
*	Constitutes a management contract or compensatory plan or arrangement.
†	Confidential treatment requested.
‡	Filed herewith. All other exhibits were previously filed.

(B)    FINANCIAL STATEMENT SCHEDULES

NBCUniversal Media, LLC

Schedule II—Valuation and Qualifying Accounts

Predecessor (in millions)	Balance at beginning of period	Additions charged to costs and expenses	Deductions from reserves	Balance at end of period
Year ended December 31, 2010
Allowance for doubtful accounts	$145	$12	$(72)	$85
Sales returns and allowances	$491	$931	$(937)	$485

Year ended December 31, 2009
Allowance for doubtful accounts	$117	$59	$(31)	$145
Sales returns and allowances	$504	$929	$(942)	$491

Year ended December 31, 2008
Allowance for doubtful accounts	$94	$54	$(31)	$117
Sales returns and allowances	$556	$1,052	$(1,104)	$504

ITEM 22. UNDERTAKINGS

(a)	The undersigned hereby undertakes:

(1)	To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)

The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)

The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, NBCUniversal Media, LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of Philadelphia, Commonwealth of Pennsylvania, on June 14, 2011.

NBCUNIVERSAL MEDIA, LLC

By:	NBCUNIVERSAL, LLC
its sole member

By:	/S/ MICHAEL J. ANGELAKIS
	Name:	Michael J. Angelakis
	Title:	Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities, in the locations and on the dates indicated.

Name	Title	Date

* Brian L. Roberts	Principal Executive Officer of NBCUniversal Media, LLC and Director of NBCUniversal, LLC	June 14, 2011

/S/ MICHAEL J. ANGELAKIS Michael J. Angelakis	Principal Financial Officer of NBCUniversal Media, LLC and Director of NBCUniversal, LLC	June 14, 2011

* Stephen B. Burke	Chief Executive Officer and President of NBCUniversal Media, LLC and Director of NBCUniversal, LLC	June 14, 2011

* Jeffrey R. Immelt	Director of NBCUniversal, LLC	June 14, 2011

* Keith S. Sherin	Director of NBCUniversal, LLC	June 14, 2011

* Lawrence J. Salva	Principal Accounting Officer of NBCUniversal Media, LLC	June 14, 2011

*By	/s/ MICHAEL J. ANGELAKIS

Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Document
1.1

Registration Rights Agreement dated April 30, 2010 between NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the Initial Purchasers listed in Schedule I to the Purchase Agreement dated April 27, 2010.

1.2

Registration Rights Agreement dated October 4, 2010 between NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the Initial Purchasers listed in Schedule I to the Purchase Agreement dated September 27, 2010.

3.1	Certificate of Formation of NBCUniversal Media, LLC.

3.2	Limited Liability Company Agreement of NBCUniversal Media, LLC.

4	Indenture, dated as of April 30, 2010 between NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and The Bank of New York Mellon, as Trustee.

4.1	Form of 2.100% Senior Notes due 2014.

4.2	Form of 3.650% Senior Notes due 2015.

4.3	Form of 2.875% Senior Notes due 2016.

4.4	Form of 5.150% Senior Notes due 2020.

4.5	Form of 4.375% Senior Notes due 2021.

4.6	Form of 6.400% Senior Notes due 2040.

4.7	Form of 5.950% Senior Notes due 2041.

5.1	Opinion of Davis Polk & Wardwell LLP with respect to the New Notes.

10.1

Master Agreement, dated as of December 3, 2009, among General Electric Company, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC), Comcast Corporation and Navy, LLC (n/k/a NBCUniversal, LLC) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Comcast Corporation filed on December 4, 2009).

10.2

Amendment No. 1, dated as of January 28, 2011, to Master Agreement among General Electric Company, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC), Comcast Corporation and Navy, LLC (n/k/a NBCUniversal, LLC) (incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2010).

10.3

Amended and Restated Limited Liability Company Agreement of Navy, LLC (n/k/a NBCUniversal, LLC), dated as of January 28, 2011 (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2010).

10.4	Transition Services Agreement, dated as of January 28, 2011, between General Electric Company and Navy, LLC (n/k/a NBCUniversal, LLC).

10.5	Comcast Services Agreement, dated as of January 28, 2011, between Comcast Corporation and Navy, LLC (n/k/a NBCUniversal, LLC).

10.6	GE Intellectual Property Cross License Agreement, dated as of January 28, 2011, between General Electric Company and Navy, LLC (n/k/a NBCUniversal, LLC).

10.7	Comcast Intellectual Property Cross License Agreement, dated as of January 28, 2011, between Comcast Corporation and Navy, LLC (n/k/a NBCUniversal, LLC).

Exhibit No.	Document
10.8	Tax Matters Agreement, dated as of December 3, 2009, among General Electric Company, Comcast Corporation, Navy, LLC (n/k/a NBCUniversal, LLC) and Navy Holdings, Inc.

10.9

Amendment No. 1 to Tax Matters Agreement, dated as of January 28, 2011, between General Electric Company, Comcast Corporation, NBC Universal Media, LLC, Comcast Navy Contribution, LLC, Comcast Navy Acquisition, LLC, Navy, LLC (n/k/a NBCUniversal, LLC) and Navy Holdings, Inc.

10.10

Three-Year Credit Agreement, among NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC), the financial institutions party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Issuing Lender, Goldman Sachs Credit Partners L.P. and Morgan Stanley Senior Funding, Inc., as Co-Syndication Agents, and Bank of America, N.A. and Citigroup Global Markets Inc., as Co-Documentation Agents, dated as of March 19, 2010 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of General Electric Company filed on March 25, 2010).

10.11†

NBCUniversal Division Receivables Purchase Agreement, among each seller from time to time party thereto, NBCUniversal Media, LLC, as Seller Agent, and General Electric Capital Corporation, as the Purchaser, dated February 1, 2011.

10.12	Performance Undertaking by NBCUniversal Media, LLC, as Guarantor, in favor of General Electric Capital Corporation, dated February 1, 2011.

10.13†	Sub-Servicing Agreement between General Electric Capital Corporation, as Servicer, and NBCUniversal Media, LLC, as Sub-Servicer, dated as of February 4, 2011.

10.14†	NBCU Receivables Sale and Contribution Agreement between NBCUniversal Media, LLC, as Seller, and NBCUniversal Funding LLC, as Buyer, dated as of February 4, 2011.

10.15†	NBCU Transfer Agreement between NBCUniversal Funding, LLC and Working Capital Solutions NBCU Funding LLC, dated as of February 4, 2011.

10.16	Second Amended and Restated NBC Lease Agreement (30 Rockefeller Plaza) dated January 27, 2011 between NBC Trust No. 1996A and NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC).

10.17

Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd. dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on January 20, 2010).

10.18

First Amendment dated May 25, 2007 to the Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd. dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on January 20, 2010)

10.19

Second Amendment dated November 7, 2007 to the Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd. dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on January 20, 2010)

Exhibit No.		Document
10.20

Third Amendment dated October 18, 2009 to the Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd. dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on January 20, 2010).

10.21

Consultant Agreement, dated as of January 20, 1987, between Steven Spielberg and Universal City Florida Partners (incorporated by reference to Exhibit 22.1 to the Registration Statement on Form S-4 of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on November 19, 2003).

10.22

Amendment to the Consultant Agreement, dated as of October 18, 2009, between Steven Spielberg, Diamond Lane Productions, Inc. and Universal City Development Partners, Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Universal City Development Partners, Ltd. and UCDP Finance, Inc. filed on October 20, 2009).

10.23*		Employment Agreement, dated as of February 7, 2007, between Jeffrey A. Zucker, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and General Electric Corporation.

10.24*		Letter Agreement Amendment, dated August 8, 2008, between Jeffrey A. Zucker, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and General Electric Corporation.

10.25*		Letter Agreement Amendment, dated November 16, 2009, between Jeffrey A. Zucker, NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) and General Electric Corporation.

10.26*		Letter Agreement, dated September 9, 2010, between Lynn Calpeter and General Electric Corporation.

10.27*

Employment Agreement between Comcast Corporation and Michael J. Angelakis, dated as of December 16, 2009 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Comcast Corporation filed on December 22, 2009).

10.28*

Employment Agreement between Comcast Corporation and Stephen B. Burke, dated as of December 16, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Comcast Corporation filed on December 22, 2009).

10.29*

Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of June 1, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Comcast Corporation filed on August 5, 2009).

10.30*

Amendment to Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of February 13, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Comcast Corporation filed on February 13, 2009).

10.31*

Amendment No. 2 to Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of December 31, 2009 (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2009).

10.32*

Amendment No. 3 to Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of June 30, 2010 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended June 30, 2010).

10.33	*

Amendment No. 4 to Employment Agreement between Comcast Corporation and Brian L. Roberts, dated as of December 31, 2010 (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2010).

Exhibit No.		Document
10.34*		Notice of Rights Waiver from Brian L. Roberts dated February 13, 2009 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Comcast Corporation filed on February 13, 2009).

10.35*		Notice of Termination from Brian L. Roberts dated February 13, 2009 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Comcast Corporation filed on February 13, 2009).

10.36*

Comcast Corporation 2002 Stock Option Plan, as amended and restated effective December 9, 2008 (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2008).

10.37*

Comcast Corporation 2003 Stock Option Plan, as amended and restated effective February 22, 2011 (incorporated by reference to Appendix C to Comcast Corporation’s Definitive Proxy Statement on Schedule 14A filed on April 1, 2011).

10.38*

Comcast Corporation 2002 Deferred Compensation Plan, as amended and restated effective February 10, 2009 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2009).

10.39*

Comcast Corporation 2005 Deferred Compensation Plan, as amended and restated effective February 22, 2011 (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2011).

10.40*

Comcast Corporation 2002 Restricted Stock Plan, as amended and restated effective February 22, 2011 (incorporated by reference to Appendix B to Comcast Corporation’s Definitive Proxy Statement on Schedule 14A filed on April 1, 2011).

10.41*

1992 Executive Split Dollar Insurance Plan (incorporated by reference to Exhibit 10.12 to the Comcast Holdings Corporation Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 1992).

10.42*

Comcast Corporation 2006 Cash Bonus Plan, as amended and restated effective February 22, 2011 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2011).

10.43*

Comcast Corporation Retirement-Investment Plan, as amended and restated effective January 1, 2010 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2010).

10.44*

Comcast Corporation 2002 Employee Stock Purchase Plan, as amended and restated effective January 1, 2011 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2010).

10.45*

Form of Non-Qualified Stock Option under the Comcast Corporation 2003 Stock Option Plan (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2008).

10.46*

Form of Restricted Stock Unit Award under the Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2008).

10.47*

Form of Restricted Stock Unit Award under the Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of Comcast Corporation filed on December 22, 2009).

10.48	*

Form of Long-Term Incentive Awards Summary Schedule under the Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K of Comcast Corporation filed on December 22, 2009).

Exhibit No.	Document
10.49*

Form of Restricted Stock Unit Award under the Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2010).

10.50*

Form of Restricted Stock Unit Award under Comcast Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Comcast Corporation for the quarter ended March 31, 2011).

10.51‡	Form of one-year $400 million subordinated note to be issued to Comcast in connection with the UCDP transaction.

12.1	Computation of Ratio of Earnings to Fixed Charges.

16	Letter of KPMG LLP dated May 13, 2011.

21	Subsidiaries of NBCUniversal Media, LLC.

23.1‡	Consent of KPMG LLP, independent auditors.

23.2‡	Consent of Deloitte and Touche LLP, independent auditors.

23.4	Consent of Davis Polk & Wardwell LLP (contained in their opinion filed as Exhibit 5.1).

24	Power of Attorney.

25	Statement of Eligibility of The Bank of New York Mellon, as Trustee, on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Clients.

99.4	Form of Letter to Nominees.

99.5	Form of Instructions to Registered Holder or Book-Entry Transfer Participant from Owner.
*	Constitutes a management contract or compensatory plan or arrangement.
†	Confidential treatment requested.
‡	Filed herewith. All other exhibits were previously filed.